Filed Pursuant to Rule 424(b)(3)
Registration Statement File No. 333-165509

May 14 , 2010

Dear Fellow Shareholder:

You are cordially invited to attend the annual meeting of shareholders of ViewPoint Financial Group.  The meeting will be held on June 28 , 2010 at  10:30 a.m. , Central Time, in the Dallas Room on the 3rd Floor of ViewPoint Bank’s offices located at 1201 W. 15th Street, Plano, Texas.

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the Board of Directors of ViewPoint Financial Group of proxies to be voted at the annual meeting of shareholders.  The purpose of the annual meeting is to consider and vote upon:

●
The Amended and Restated Plan of Conversion and Reorganization of ViewPoint MHC (the “plan of conversion”), pursuant to which our organization will convert from a partially public company to a fully public company.  Currently, ViewPoint Bank is a wholly-owned subsidiary of ViewPoint Financial Group, and ViewPoint MHC owns approximately 57% of ViewPoint Financial Group’s common stock.  The remaining 43% of ViewPoint Financial Group’s common stock is owned by public shareholders.  As a result of the conversion, a newly formed company, ViewPoint Financial Group, Inc. (“New ViewPoint Financial Group), will become the parent of ViewPoint Bank.  Each share of ViewPoint Financial Group common stock owned by the public will be exchanged for shares of common stock of New ViewPoint Financial Group so that our existing public shareholders will own the same percentage of New ViewPoint Financial Group common stock as they owned of our common stock immediately prior to the conversion;

●	The election of two directors of ViewPoint Financial Group, each for a three year term; and

●	The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010.

In addition, shareholders will vote on a proposal to approve the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.  Shareholders also will vote on informational proposals with respect to the articles of incorporation and bylaws of New ViewPoint Financial Group.

The Proxy Vote — Your Vote Is Very Important
We have received conditional regulatory approval to implement the plan of conversion; however, we must also receive the approval of our shareholders. Specifically, we must obtain the affirmative vote of (i) two-thirds of the total number of votes entitled to be cast by ViewPoint Financial Group shareholders at the annual meeting, including shares held by ViewPoint MHC, and (ii) a majority of the total number of votes entitled to be cast by ViewPoint Financial Group shareholders at the annual meeting other than ViewPoint MHC. Enclosed is a proxy statement/prospectus describing the proposals before our shareholders.  Please promptly vote the enclosed Proxy Card.  Our Board of Directors urges you to vote “FOR” each of the proposals set forth in the attached proxy statement/prospectus.

The Exchange
At the conclusion of the conversion, your shares of ViewPoint Financial Group common stock will be exchanged for shares of New ViewPoint Financial Group.  The number of shares of New ViewPoint Financial Group common stock that you receive will be based on an exchange ratio that is described in the proxy statement/prospectus.  Shortly after the completion of the conversion, our exchange agent will send a transmittal form to each shareholder of ViewPoint Financial Group who holds stock certificates.  The transmittal form will explain the procedure to follow to exchange your shares.  Please do not deliver your certificate(s) before you receive the transmittal form.  Shares of ViewPoint Financial Group that are held in street name (e.g. in a brokerage account) will be converted automatically at the conclusion of the conversion; no action or documentation is required of you.

The Stock Offering
We are offering the shares of common stock of New ViewPoint Financial Group for sale at $10.00 per share.  The shares are being offered in a Subscription Offering to eligible customers of ViewPoint Bank.  If all shares are not subscribed for in the Subscription Offering, shares are expected to be available in a Community Offering, to ViewPoint Financial Group public shareholders and others not eligible to place orders in the Subscription Offering.  If you are interested in purchasing shares of New ViewPoint Financial Group common stock, you may request a stock order form and prospectus by calling our Conversion Center at the phone number in the Questions and Answers section herein.  The stock offering period is expected to expire on June 15 , 2010.

Should you have any questions, please refer to the Questions  and Answers section herein.

As Chairman of the Board, I want to express my appreciation for your confidence and support.

Very truly yours,

James B. McCarley
Chairman of the Board

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock.  The offer is made only by the prospectus.  These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PROSPECTUS OF VIEWPOINT FINANCIAL GROUP, INC.
PROXY STATEMENT OF VIEWPOINT FINANCIAL GROUP

ViewPoint Bank is converting from a mutual holding company structure to a fully-public stock holding company structure.  Currently, ViewPoint Bank is a wholly-owned subsidiary of ViewPoint Financial Group, and ViewPoint MHC owns approximately 57% of ViewPoint Financial Group’s common stock.  The remaining 43% of ViewPoint Financial Group’s common stock is owned by public shareholders.  As a result of the conversion, a newly formed company, ViewPoint Financial Group, Inc. (which we refer to as “New ViewPoint Financial Group” in this document), will become the parent of ViewPoint Bank.  Each share of ViewPoint Financial Group common stock owned by the public will be exchanged for shares of common stock of New ViewPoint Financial Group so that ViewPoint Financial Group’s existing public shareholders will own the same percentage of New ViewPoint Financial Group common stock as they owned of ViewPoint Financial Group’s common stock immediately prior to the conversion, excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares.  The actual number of shares that you will receive will depend on the percentage of ViewPoint Financial Group common stock held by the public at the completion of the conversion, the final independent appraisal of New ViewPoint Financial Group and the number of shares of New ViewPoint Financial Group common stock sold in the offering described in the following paragraph.  It will not depend on the market price of ViewPoint Financial Group common stock.  See “Proposal 1 - Approval of the Plan of Conversion and Reorganization -- Share Exchange Ratio for Current Shareholders” for a discussion of the exchange ratio.  Based on the $ 16.34 per share closing price of ViewPoint Financial Group common stock as of the last trading day prior to the date of this proxy statement/prospectus, unless at least  23,176,349 shares of New ViewPoint Financial Group common stock are sold in the offering (which is between the  maximum and the  adjusted maximum  of the offering range), the initial value of the New ViewPoint Financial Group common stock you receive in the share exchange would be less than the market value of the ViewPoint Financial Group common stock you currently own.  See “Risk Factors - The market value of New ViewPoint Financial Group common stock received in the share exchange may be less than the market value of ViewPoint Financial Group common stock exchanged.”

Concurrently with the exchange, we are offering up to 23,000,000 shares of common stock of New ViewPoint Financial Group, representing the 57% ownership interest of ViewPoint MHC in ViewPoint Financial Group for sale to eligible depositors of ViewPoint Bank on a priority basis in a subscription offering, and to the public in a community offering, including ViewPoint Financial Group shareholders, at a price of $10.00 per share. Existing shareholders of ViewPoint Financial Group do not have priority rights in the subscription offering, absent any status they may have as depositors. The conversion of ViewPoint MHC and the offering and exchange of common stock by New ViewPoint Financial Group is referred to herein as the “conversion and offering.” After the conversion and offering are completed, ViewPoint Bank will be a wholly-owned subsidiary of New ViewPoint Financial Group and 100% of the common stock of New ViewPoint Financial Group will be owned by public shareholders.  As a result of the conversion and offering, ViewPoint Financial Group and ViewPoint MHC will cease to exist.

ViewPoint Financial Group’s common stock is currently traded on the Nasdaq Global Select Market under the symbol “VPFG.”  We expect that New ViewPoint Financial Group’s shares of common stock will trade on the Nasdaq Global Select Market under the trading symbol " VPFGD " for a period of 20 trading days following the completion of this stock offering.  Thereafter, the trading symbol will revert to " VPFG " .

The conversion and offering cannot be completed unless the shareholders of ViewPoint Financial Group approve the Amended and Restated Plan of Conversion and Reorganization of ViewPoint MHC, referred to herein as the “plan of conversion.”  ViewPoint Financial Group is holding an annual meeting of shareholders in the Dallas Room on the 3rd Floor of ViewPoint Bank’s offices located at 1201 W. 15th Street, Plano, Texas, on June 28 , 2010, at  10:30 a.m. , Central Time, to consider and vote upon the plan of conversion.  Shareholders also will consider and vote upon (i) the election of ViewPoint Financial Group directors, (ii) ratification of the appointment of ViewPoint Financial Group’s independent registered public accounting firm and (iii) the other proposals detailed in this proxy statement/prospectus.  ViewPoint Financial Group’s Board of Directors unanimously recommends that shareholders vote “FOR” the plan of conversion and “FOR” each of the other proposals set forth in this proxy statement/prospectus.

This document serves as the proxy statement for the annual meeting of shareholders of ViewPoint Financial Group and the prospectus for the shares of New ViewPoint Financial Group common stock to be issued in exchange for shares of ViewPoint Financial Group common stock.  We urge you to read this entire document carefully.  You can also obtain information about us from documents that we have filed with the Securities and Exchange Commission and the Office of Thrift Supervision.  This document does not serve as the prospectus relating to the offering by New ViewPoint Financial Group of its shares of common stock in the offering, which will be made pursuant to a separate prospectus.  Shareholders of ViewPoint Financial Group are not required to participate in the stock offering.

This proxy statement/prospectus contains information that you should consider in evaluating the plan of conversion.  In particular, you should carefully read the section captioned “Risk Factors” beginning on page 18 for a discussion of certain risk factors relating to the conversion and offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

For answers to your questions, please read this proxy statement/prospectus, including the Questions and Answers section, beginning on page 1.  Questions about voting on the plan of conversion or any other proposal set forth in this proxy statement/prospectus may be directed to our Conversion Center  at  (972) 801-5781 or toll-free at (877) 613-8160 , Monday through Friday from 9:00 a.m. to 5:00 p.m., Central Time.

The date of this proxy statement/prospectus is  May 6 , 2010, and it is first being mailed to shareholders of ViewPoint Financial Group on or about May 14 , 2010.

VIEWPOINT FINANCIAL GROUP
1309 W. 15th STREET
PLANO, TEXAS  75075
(972) 578-5000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

On  June 28 , 2010, ViewPoint Financial Group will hold an annual meeting of shareholders in the Dallas Room on the 3rd Floor of ViewPoint Bank’s offices located at 1201 W. 15th Street, Plano, Texas.  The meeting will begin at  10:30 a.m. , Central Time.  At the meeting, shareholders will consider and act on the following:

1.      Approval of an Amended and Restated Plan of Conversion and Reorganization (referred to herein as the “plan of conversion”) pursuant to which: (a) ViewPoint MHC, which currently owns approximately 57% of the common stock of ViewPoint Financial Group, will merge with and into ViewPoint Financial Group, with ViewPoint Financial Group being the surviving entity, (b) ViewPoint Financial Group will merge with and into ViewPoint Financial Group, Inc. (“New ViewPoint Financial Group”), a Maryland corporation recently formed to be the holding company for ViewPoint Bank, with New ViewPoint Financial Group being the surviving entity, (c) the outstanding shares of ViewPoint Financial Group, other than those held by ViewPoint MHC, will be converted into shares of common stock of New ViewPoint Financial Group, and (d) New ViewPoint Financial Group will offer shares of its common stock for sale in a subscription offering and community offering and, if necessary, a syndicated community offering;

2.      Election of two directors of ViewPoint Financial Group, each for a three year term;

3.      Ratification of the appointment of Ernst & Young LLP as ViewPoint Financial Group’s independent registered public accounting firm for the fiscal year ending December 31, 2010;

4.       Approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion;

5.      The following informational proposals:

  5a.      Approval of a provision in New ViewPoint Financial Group’s articles of incorporation to limit the ability of shareholders to remove directors;

  5b.      Approval of a provision in New ViewPoint Financial Group’s articles of incorporation requiring a super-majority vote to approve certain amendments to New ViewPoint Financial Group’s articles of incorporation;

  5c.      Approval of a provision in New ViewPoint Financial Group’s articles of incorporation requiring a super-majority vote of shareholders to approve shareholder-proposed amendments to New ViewPoint Financial Group’s bylaws;

  5d.      Approval of a provision in New ViewPoint Financial Group’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of New ViewPoint Financial Group’s outstanding voting stock; and

6.      Such other business that may properly come before the meeting.

NOTE: The Board of Directors is not aware of any other business to come before the meeting.

The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws which are summarized as informational proposals 5a through 5d were approved as part of the process in which our Board of Directors approved the plan of conversion.  These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for a separate vote on these matters apart from the vote on the plan of conversion.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

The Board of Directors has fixed  April 29 , 2010, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and at an adjournment or postponement thereof.

IMPORTANT NOTICE  REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON  JUNE 28 , 2010: This Notice of Annual Meeting, and the accompanying proxy statement/prospectus dated  May 6 , 2010 and the plan of conversion are available on the Internet at http://www.vpfgproxy.com.  In addition, upon written request addressed to the Corporate Secretary of ViewPoint Financial Group at the address given above, shareholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the plan of conversion.  In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the plan of conversion, the written request should be received by ViewPoint Financial Group by  June 22 , 2010.

Please complete and sign the enclosed proxy, which is solicited by the Board of Directors, and mail it promptly in the enclosed envelope.  If you prefer, you may vote by using the telephone or Internet.  For information on submitting your proxy or voting by telephone or Internet, please refer to instructions on the enclosed proxy card.  The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

JAMES B. MCCARLEY
CHAIRMAN OF THE BOARD

Plano, Texas
May 14 , 2010

QUESTIONS AND ANSWERS
ABOUT THE PLAN OF CONVERSION AND REORGANIZATION
AND THE ANNUAL MEETING

You should read this document for more information about the conversion and reorganization, as well as the annual meeting of shareholders.  The amended and restated plan of conversion and reorganization described herein (referred to as the “plan of conversion”), has been conditionally approved by our primary federal regulator, the Office of Thrift Supervision; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

Q.      WHAT ARE SHAREHOLDERS BEING ASKED TO APPROVE AT THE ANNUAL MEETING?

A.      ViewPoint Financial Group shareholders as of April 29 , 2010 are being asked to vote on the plan of conversion pursuant to which ViewPoint MHC will convert from the mutual to the stock form of organization.  As part of the conversion, a newly formed Maryland corporation, New ViewPoint Financial Group, is offering its common stock to eligible depositors of ViewPoint Bank, to shareholders of ViewPoint Financial Group as of April 29 , 2010 and to the public.  The shares offered represent ViewPoint MHC’s current 57% ownership interest in ViewPoint Financial Group.  Voting for approval of the plan of conversion will also include approval of the exchange ratio and the articles of incorporation and bylaws of New ViewPoint Financial Group (including the anti-takeover provisions and provisions limiting shareholder rights).  Your vote is important.  Without sufficient votes “FOR” its adoption, we cannot implement the plan of conversion.

Shareholders are also being asked to vote on the election of two director nominees, ratify the appointment of our independent registered public accounting firm and approve a proposal to adjourn the annual meeting if necessary to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.

Shareholders are also  being asked to vote on the following informational proposals with respect to the articles of incorporation and bylaws of New ViewPoint Financial Group:

●	Approval of a provision in New ViewPoint Financial Group’s articles of incorporation to limit the ability of shareholders to remove directors;

●
Approval of a provision in New ViewPoint Financial Group’s articles of incorporation requiring a super-majority vote to approve certain amendments to New ViewPoint Financial Group’s articles of incorporation;

●
Approval of a provision in New ViewPoint Financial Group’s articles of incorporation requiring a super-majority vote of shareholders to approve shareholder-proposed amendments to New ViewPoint Financial Group’s bylaws; and

●
Approval of a provision in New ViewPoint Financial Group’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of New ViewPoint Financial Group’s outstanding voting stock.

The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws that are included as informational proposals were approved as part of the process in which our Board of Directors approved the plan of conversion.  These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for a separate vote on these matters apart from the vote on the plan of conversion.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.  The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws which are summarized above as informational proposals may have the effect of deterring, or rendering more difficult, attempts by third parties to obtain control of New ViewPoint Financial Group if such attempts are not approved by the Board of Directors, or may make the removal of the Board of Directors or management, or the appointment of new directors, more difficult.

Q.      WHAT ARE THE REASONS FOR THE CONVERSION AND RELATED OFFERING?

A.      Our primary reasons for converting and raising additional capital through the offering are:

●	to support internal growth through lending in the communities we serve;

●
to improve our capital position during a period of significant economic uncertainty, especially for the financial services industry (although, as of December 31, 2009, ViewPoint Bank was considered “well capitalized” for regulatory purposes and is not subject to any directive or recommendation from the Office of Thrift Supervision or the Federal Deposit Insurance Corporation to raise capital);

●
to finance the acquisition of branches from other financial institutions or build or lease new branch facilities primarily in, or adjacent to, the State of Texas, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

●	to enhance existing products and services, and support the development of new products and services by investing, for example, in technology to support growth and enhanced customer service;

●
the stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings;

●
to eliminate some of the uncertainties associated with proposed financial regulatory reforms which may result in changes to our primary bank regulator and holding company regulator as well as changes in regulations applicable to us, including, but not limited to, capital requirements, payment of dividends and conversion to full stock form;

●	to improve the liquidity of our shares of common stock and shareholder returns through higher earnings and more flexible capital management strategies; and

●
to finance, where opportunities are presented, the acquisition of financial institutions or other financial service companies primarily in, or adjacent to, the State of Texas, although we do not currently have any understandings or agreements regarding any specific acquisition transaction.

Q.      WHAT WILL SHAREHOLDERS RECEIVE FOR THEIR EXISTING VIEWPOINT FINANCIAL GROUP SHARES?

A.      As more fully described in “Proposal 1 — Approval of the Plan of Conversion and Reorganization — Share Exchange Ratio,” depending on the number of shares sold in the offering, each share of common stock that you own at the time of the completion of the conversion will be exchanged for between 1.1985 shares at the minimum and 1.6216 shares at the maximum of the offering range (or 1.8648 at the adjusted maximum of the offering range) of New ViewPoint Financial Group common stock (cash will be paid in lieu of any fractional shares).  For example, if you own 100 shares of ViewPoint Financial Group common stock, and the exchange ratio is 1.4101 (at the midpoint of the offering range), after the conversion you will receive 141 shares of New ViewPoint Financial Group common stock and $0.10 in cash, the value of the fractional share, based on the $10.00 per share purchase price of stock in the offering.

Shareholders who hold shares in street-name at a brokerage firm or other nominee do not need to take any action to exchange their shares of common stock.  Your shares will be automatically exchanged within your account.  Shareholders with ViewPoint Financial Group stock certificates will receive a transmittal form from our exchange agent with instructions on how to surrender their existing stock certificates for new stock certificates after completion of the conversion.  You should not submit a stock certificate until you receive a transmittal form.

Q.      WHY WILL THE SHARES THAT I RECEIVE BE BASED ON A PRICE OF $10.00 PER SHARE RATHER THAN THE TRADING PRICE OF THE COMMON STOCK PRIOR TO COMPLETION OF THE CONVERSION?

A.      The $10.00 per share price was selected primarily because it is a commonly selected per share price for mutual-to-stock conversion offerings.  The amount of common stock New ViewPoint Financial Group will issue at $10.00 per share in the offering and the exchange is based on an independent appraisal of the estimated market value of New ViewPoint Financial Group and the number of shares sold in the offering, assuming the conversion and offering are completed.  Feldman Financial Advisors, Inc., an appraisal firm experienced in appraisal of financial institutions, has estimated that, as of March 5, 2010, this market value ranged from $298.8 million to $404.2 million, with a midpoint of $351.5 million.  Based on this valuation, the number of shares of common stock of New ViewPoint Financial Group that existing public shareholders of ViewPoint Financial Group will receive in exchange for their shares of ViewPoint Financial Group common stock will range from approximately 12.9 million to 17.4 million, with a midpoint of 15.2 million (with a value of approximately $128.8 million to $174.2 million, and a midpoint of $151.5 million, at $10.00 per share).  The number of shares received by the existing public shareholders of ViewPoint Financial Group is intended to maintain their existing 43% ownership in our organization (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares).  The independent appraisal is based primarily on ViewPoint Financial Group’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings bank and thrift holding companies that Feldman Financial Advisors, Inc. considered comparable to ViewPoint Financial Group.

Q.      DOES THE EXCHANGE RATIO DEPEND ON THE TRADING PRICE OF VIEWPOINT FINANCIAL GROUP COMMON STOCK?

A.      No, the exchange ratio will not be based on the market price of ViewPoint Financial Group common stock.  Therefore, changes in the price of ViewPoint Financial Group common stock between now and the completion of the conversion and offering will not affect the calculation of the exchange ratio.

Q.      WHY DOESN’T VIEWPOINT FINANCIAL GROUP WAIT TO CONDUCT THE CONVERSION AND OFFERING UNTIL THE STOCK MARKET IMPROVES SO THAT CURRENT SHAREHOLDERS CAN RECEIVE A HIGHER EXCHANGE RATIO?

A.      The Board of Directors believes that because the stock holding company form of organization offers important advantages, it is in the best interest of our shareholders to complete the conversion and offering sooner rather than later.  There is no way to know when market conditions will change or how they might change, or how changes in market conditions might affect stock prices for financial institutions.  The Board of Directors concluded that it would be better to complete the conversion and offering now, under a valuation that offers a fair exchange ratio to existing shareholders and an attractive price to new investors, rather than wait an indefinite amount of time for market conditions that might result in a higher exchange ratio but a less attractive valuation for new investors.

Q.      SHOULD I SUBMIT MY STOCK CERTIFICATES NOW?

A.      No.  If you hold stock certificate(s), instructions for exchanging the certificates will be sent to you by our exchange agent after completion of the conversion.  If your shares are held in “street name” (e.g., in a brokerage account) rather than in certificate form, the share exchange will be reflected automatically in your account upon completion of the conversion.

Q.      HOW DO I VOTE?

A.      Mark your vote, sign each proxy card enclosed and return the card(s) to us, in the enclosed proxy reply envelope.  If you prefer, you may vote by using the telephone or Internet.  For information on submitting your proxy or voting by telephone or Internet, please refer to instructions on the enclosed proxy card.  Your vote is important!  Please vote promptly.

You may also vote in person at the annual meeting.  If you plan to attend the annual meeting and wish to vote in person, we will give you a ballot at the annual meeting.  However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the beneficial owner of ViewPoint Financial Group common stock on April 29 , 2010, the record date for voting at the annual meeting.

Q.      IF MY SHARES ARE HELD IN STREET NAME, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE ON THE PLAN, THE ELECTION OF DIRECTORS AND THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MY BEHALF?

A.      No, not in connection with the plan of conversion or the election of directors of ViewPoint Financial Group.  Your broker, bank or other nominee will not be able to vote your shares on these matters without instructions from you.  You should instruct your broker, bank or other nominee to vote your shares, using the directions that they provide to you.  Your broker, bank or other nominee, however, will be permitted to vote your shares with respect to the vote on the ratification of the appointment of our independent registered public accounting firm.

Q.      WHAT HAPPENS IF I DON’T VOTE?

A.      Your vote is very important.  Not voting will have the same effect as voting “AGAINST” the plan of conversion.  Without sufficient favorable votes “FOR” the plan of conversion, we will not proceed with the conversion and offering.  Your failure to vote will not have any affect on the outcome of the other proposals.  Our Board of Directors unanimously recommends that you vote “FOR” each of the proposals set forth in this proxy statement/prospectus.

Q.      WHAT IF I DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER, BANK OR OTHER NOMINEE?

A.      Your vote is important.  If you do not instruct your broker, bank or other nominee to vote your shares, your broker, bank or other nominee may vote your shares with respect to the ratification of the appointment of auditors, but not with respect to the plan of conversion or the election of directors.  The “unvoted” proxy will have the same effect as a vote “against” the plan of conversion and will not have any affect on the outcome of the other proposals.

Q.      MAY I PLACE AN ORDER TO PURCHASE SHARES IN THE OFFERING, IN ADDITION TO THE SHARES THAT I WILL RECEIVE IN THE EXCHANGE?

A.      Yes.  Eligible depositors of ViewPoint Bank have priority subscription rights allowing them to purchase common stock in a subscription offering.  Shares not purchased in the subscription offering are expected to be sold to the public, including ViewPoint Financial Group shareholders, in a community offering, as described herein.  In the event orders for New ViewPoint Financial Group common stock in  the community offering, if held, exceed the number of shares available for sale, shares may be allocated (to the extent shares remain available) first to cover orders of natural persons residing in the Dallas/Ft. Worth Metroplex or the Texas counties of Collin, Dallas, Denton and Tarrant; second to cover orders of ViewPoint Financial Group shareholders as of April 29 , 2010; and thereafter to cover orders of the general public.  Shareholders of ViewPoint Financial Group are subject to an ownership limitation.  Shares of common stock that you purchase in the offering individually and together with associates and persons acting in concert, plus any shares you and they receive in exchange for existing shares of ViewPoint Financial Group common stock, may not exceed 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion and offering.  If you would like to receive a prospectus and stock order form, you must call our Conversion Center at (972) 801-5781 or toll-free (877) 613-8160 , Monday through Friday between  9:00 a.m.  and  5:00 p.m. , Central Time.  The Conversion Center is closed weekends and bank holidays.

Q.      WILL THE CONVERSION HAVE ANY EFFECT ON DEPOSIT AND LOAN ACCOUNTS AT VIEWPOINT BANK?

A.      No.  The account number, amount, interest rate and withdrawal rights of deposit accounts will remain unchanged.  Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the legal limit.  Loans and rights of borrowers will not be affected.  Depositors will no longer have voting rights in the mutual holding company, which will cease to exist, after the conversion and offering.  Only shareholders of New ViewPoint Financial Group will have voting rights after the conversion and offering.

OTHER QUESTIONS?

For answers to other questions, please read this proxy statement/prospectus.  Questions about voting on the plan of conversion or other matters to be considered at the annual meeting may be directed to our Conversion Center at (972) 801-5781 or toll-free at (877) 613-8160, Monday through Friday from  9:00 a.m.  to  5:00 p.m. , Central Time.  Questions about the stock offering may also be directed to our Conversion Center at  the numbers and during the times set forth above . The Conversion Center is closed weekends and bank holidays.

SUMMARY

This summary highlights material information from this proxy statement/prospectus and may not contain all the information that is important to you.  To understand the conversion and other proposals fully, you should read this entire document carefully, including the sections entitled “Risk Factors,” “Proposal 1 — Approval of The Plan of Conversion and Reorganization,” “Proposal 2 — Election of Directors,” “Proposal 3 — Ratification of the Appointment of Independent Registered Public Accounting Firm,” “Proposal 4 — Adjournment of the Annual Meeting,” “Proposals 5a through 5d — Informational Proposals Related to the Articles of Incorporation and Bylaws of New ViewPoint Financial Group” and the consolidated financial statements and the notes to the consolidated financial statements.

The ViewPoint Financial Group Annual Meeting

Date, Time and Place.  ViewPoint Financial Group will hold its annual meeting of shareholders in the Dallas Room on the 3rd Floor of ViewPoint Bank’s offices located at 1201 W. 15th Street, Plano, Texas, on  June 28 , 2010, at  10:30 a.m. , Central Time.

The Proposals.  Shareholders will be voting on the following proposals at the annual meeting:

1.      Approval of a plan of conversion pursuant to which: (a) ViewPoint MHC, which currently owns approximately 57% of the common stock of ViewPoint Financial Group, will merge with and into ViewPoint Financial Group, with ViewPoint Financial Group being the surviving entity, (b) ViewPoint Financial Group will merge with and into New ViewPoint Financial Group, a Maryland corporation recently formed to be the holding company for ViewPoint Bank, with New ViewPoint Financial Group being the surviving entity, (c) the outstanding shares of ViewPoint Financial Group, other than those held by ViewPoint MHC, will be converted into shares of common stock of New ViewPoint Financial Group, and (d) New ViewPoint Financial Group will offer shares of its common stock for sale in a subscription offering and community offering, and, if necessary, a syndicated community offering;

2.      Election of two directors of ViewPoint Financial Group, each for a three year term;

3.      Ratification of the appointment of Ernst & Young LLP as ViewPoint Financial Group’s independent registered public accounting firm for the fiscal year ending December 31, 2010;

4.      Approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion;

5.      The following informational proposals:

  5a.      Approval of a provision in New ViewPoint Financial Group’s articles of incorporation to limit the ability of shareholders to remove directors;

  5b.      Approval of a provision in New ViewPoint Financial Group’s articles of incorporation requiring a super-majority vote to approve certain amendments to New ViewPoint Financial Group’s articles of incorporation;

  5c.     Approval of a provision in New ViewPoint Financial Group’s articles of incorporation requiring a super-majority vote of shareholders to approve shareholder-proposed amendments to New ViewPoint Financial Group’s bylaws;

  5d.      Approval of a provision in New ViewPoint Financial Group’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of New ViewPoint Financial Group’s outstanding voting stock; and

6.      Such other business that may properly come before the meeting.

The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws which are summarized as informational proposals 5a through 5d were approved as part of the process in which our Board of Directors approved the plan of conversion.  These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for a separate vote on these matters apart from the vote on the plan of conversion.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.  The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of New ViewPoint Financial Group, if such attempts are not approved by the Board of Directors, or may make the removal of the Board of Directors or management, or the appointment of new directors, more difficult.

Vote Required for Approval of Proposals by the Shareholders of ViewPoint Financial Group

Proposal 1: Approval of the Plan of Conversion.  We must obtain the affirmative vote of (i) two-thirds of the total number of votes entitled to be cast by ViewPoint Financial Group shareholders at the annual meeting, including shares held by ViewPoint MHC, and (ii) a majority of the total number of votes entitled to be cast by ViewPoint Financial Group shareholders at the annual meeting other than ViewPoint MHC.

Proposal 2: Election of Directors.  Directors are elected by a plurality of the votes cast by ViewPoint Financial Group shareholders at the annual meeting.

Proposal 3: Ratification of the Appointment of Our Independent Registered Public Accounting Firm.  We must obtain the affirmative vote of a majority of the total number of votes cast by ViewPoint Financial Group shareholders at the annual meeting to approve the ratification of our appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010.

Proposal 4: Approval of the adjournment of the annual meeting.  We must obtain the affirmative vote of a majority of the total number of votes cast at the annual meeting by ViewPoint Financial Group shareholders to adjourn the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the proposal to approve the plan of conversion.

Informational Proposals 5a through 5d.  The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws which are summarized as informational proposals were approved as part of the process in which the Board of Directors of ViewPoint Financial Group approved the plan of conversion.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

The Companies

ViewPoint Financial Group, Inc.  ViewPoint Financial Group, Inc. which is referred to throughout this document as New ViewPoint Financial Group, is a newly-formed Maryland corporation that was incorporated in March 2010 to be the successor corporation to ViewPoint Financial Group upon completion of the conversion.  While Office of Thrift Supervision regulations contemplate the use of federally chartered entities in the mutual holding company structure, fully converted public stock holding companies must be state-chartered entities.  New ViewPoint Financial Group will own all of the outstanding shares of common stock of ViewPoint Bank upon completion of the conversion.  New ViewPoint Financial Group’s executive offices are located at 1309 W. 15th Street, Plano, Texas  75075.  Our telephone number at this address is (972) 578-5000.

ViewPoint MHC.  ViewPoint MHC is the federally chartered mutual holding company of ViewPoint  Financial Group.  ViewPoint MHC’s principal business activity is the ownership of 14,183,812 shares of common stock of ViewPoint Financial Group, or 57% of the issued and outstanding shares as of the date of this proxy statement/prospectus.  After the completion of the conversion, ViewPoint MHC will cease to exist.

ViewPoint Financial Group.  ViewPoint Financial Group is a federally chartered stock holding company that owns all of the outstanding common stock of ViewPoint Bank.  At December 31, 2009, ViewPoint Financial Group had consolidated assets of $2.38 billion, deposits of $1.80 billion and shareholders’ equity of $205.7 million.  After the completion of the conversion, ViewPoint Financial Group will cease to exist, and will be succeeded by New ViewPoint Financial Group.  As of the date of this proxy statement/prospectus, ViewPoint Financial Group had 24,929,157 shares of common stock issued and outstanding, of which 14,183,812 shares were owned by ViewPoint MHC.  The remaining 10,745,345 shares of ViewPoint Financial Group common stock outstanding as of the date of this proxy statement/prospectus were held by the public.

ViewPoint Bank.  ViewPoint Bank is a federally chartered stock savings bank headquartered in Plano, Texas and the wholly - owned subsidiary of ViewPoint Financial Group.  ViewPoint Bank was originally founded in 1952 as a credit union and converted to a federal mutual (meaning no shareholders) savings bank in 2006.  Later that year, ViewPoint Bank converted to stock form and became the wholly - owned subsidiary of ViewPoint Financial Group as part of a mutual holding company reorganization and stock issuance.

Plan of Conversion and Reorganization

The Boards of Directors of ViewPoint Financial Group, ViewPoint MHC, ViewPoint Bank and New ViewPoint Financial Group have adopted a plan of conversion pursuant to which ViewPoint Bank will reorganize from a mutual holding company structure to a stock holding company structure.  Public shareholders of ViewPoint Financial Group will receive shares in New ViewPoint Financial Group in exchange for their shares of ViewPoint Financial Group common stock based on an exchange ratio.  This conversion to a stock holding company structure also includes the offering by New ViewPoint Financial Group of shares of its common stock to eligible depositors of ViewPoint Bank in a subscription offering and, if necessary, to the public in a community offering and/or syndicated community offering.  Following the conversion and offering, ViewPoint MHC and ViewPoint Financial Group will no longer exist, and New ViewPoint Financial Group will be the parent company of ViewPoint Bank.

The conversion and offering cannot be completed unless the shareholders of ViewPoint Financial Group approve the plan of conversion.  ViewPoint Financial Group’s shareholders will vote on the plan of conversion at ViewPoint Financial Group’s annual meeting.  This document is the proxy statement used by ViewPoint Financial Group’s Board of Directors to solicit proxies for the annual meeting.  It is also the prospectus of New ViewPoint Financial Group regarding the shares of New ViewPoint Financial Group common stock to be issued to ViewPoint Financial Group’s shareholders in the share exchange.  This document does not serve as the prospectus relating to the offering by New ViewPoint Financial Group of its shares of common stock in the subscription offering and any community offering, syndicated community offering or firm commitment offering, which will be made pursuant to a separate prospectus.

Our Current Organizational Structure

In 2006, ViewPoint Financial Group became the mid-tier stock holding company of ViewPoint Bank, owning 100% of its stock, and conducted an initial public offering by selling a minority of its common stock to the public.  The majority of the outstanding shares of common stock of ViewPoint Financial Group are owned by ViewPoint MHC, which is a federally chartered mutual holding company with no shareholders.

Pursuant to the terms of the Amended and Restated Plan of Conversion and Reorganization of ViewPoint MHC, which is referred to throughout this proxy statement/prospectus as the plan of conversion, ViewPoint Bank will convert from the mutual holding company to the stock holding company corporate structure.  As part of the conversion, we are offering for sale in a subscription offering, a community offering and possibly a syndicated community offering, the majority ownership interest of ViewPoint Financial Group that is currently owned by ViewPoint MHC.  Upon completion of the conversion, ViewPoint MHC will cease to exist, and we will complete the transition from partial to full public stock ownership.  In addition, as part of the conversion, existing public shareholders of ViewPoint Financial Group will receive shares of common stock of New ViewPoint Financial Group in exchange for their shares of ViewPoint Financial Group common stock pursuant to an exchange ratio that maintains the same percentage ownership in ViewPoint Financial Group (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares) that existing shareholders had in ViewPoint Financial Group immediately prior to the completion of the conversion and offering.

The following diagram shows our current organizational structure:

Our Organizational Structure Following the Conversion

After the conversion and offering are completed, we will be organized as a fully public stock holding company, as follows:

Reasons for the Conversion and the Offering

Our primary reasons for converting and raising additional capital through the offering are:

●	to support internal growth through lending in the communities we serve;

●
to improve our capital position during a period of significant economic uncertainty, especially for the financial services industry (although, as of December 31, 2009, ViewPoint Bank was considered “well capitalized” for regulatory purposes and is not subject to any directive or recommendation from the Office of Thrift Supervision or the Federal Deposit Insurance Corporation to raise capital);

●
to finance the acquisition of branches from other financial institutions or build or lease new branch facilities primarily in, or adjacent to, the State of Texas, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

●	to enhance existing products and services, and support the development of new products and services by investing, for example, in technology to support growth and enhanced customer service;

●
the stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings;

●
to eliminate some of the uncertainties associated with proposed financial regulatory reforms which may result in changes to our primary bank regulator and holding company regulator as well as changes in regulations applicable to us, including, but not limited to, capital requirements, payment of dividends and conversion to full stock form;

●	to improve the liquidity of our shares of common stock and shareholder returns through higher earnings and more flexible capital management strategies; and

●
to finance, where opportunities are presented, the acquisition of financial institutions or other financial service companies primarily in, or adjacent to, the State of Texas, although we do not currently have any understandings or agreements regarding any specific acquisition transaction.

Conditions to Completion of the Conversion

The Office of Thrift Supervision has conditionally approved the plan of conversion; however, this approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

We cannot complete the conversion unless:

●	The plan of conversion is approved by at least a majority of votes eligible to be cast by members of ViewPoint MHC (depositors of ViewPoint Bank) as of May 4 , 2010;

●
The plan of conversion is approved by a vote of at least two-thirds of the outstanding shares of common stock of ViewPoint Financial Group as of April 29 , 2010, including shares held by ViewPoint MHC.  (Because ViewPoint MHC owns 57% of the outstanding shares of ViewPoint Financial Group common stock, we expect that ViewPoint MHC and our directors and executive officers effectively will control the outcome of this vote);

●
The plan of conversion is approved by a vote of at least a majority of the outstanding shares of common stock of ViewPoint Financial Group as of April 29, 2010, excluding those shares held by ViewPoint MHC;

●	We sell at least the minimum number of shares of common stock offered; and

●
We receive the final approval of the Office of Thrift Supervision to complete the conversion and offering; however, this approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization by that agency.

ViewPoint MHC intends to vote its ownership interest in favor of the plan of conversion.  At December 31, 2009, ViewPoint MHC owned 57% of the outstanding shares of common stock of ViewPoint Financial Group.  The directors and executive officers of ViewPoint Financial Group and their affiliates owned 578,932 shares of ViewPoint Financial Group, or 2.3% of the outstanding shares of common stock as of December 31, 2009.  They have indicated their intention to vote those shares in favor of the plan of conversion.

The Exchange of Existing Shares of ViewPoint Financial Group Common Stock

Each publicly held share of ViewPoint Financial Group common stock, on the effective date of the conversion, will be converted into the right to receive a number of shares of New ViewPoint Financial Group common stock.  The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public shareholders will own the same percentage of common stock in New ViewPoint Financial Group after the conversion as they held in ViewPoint Financial Group immediately prior to the conversion, excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares.  The exchange ratio is not dependent on the market value of our currently outstanding ViewPoint Financial Group common stock.  The exchange ratio is based on the percentage of ViewPoint Financial Group common stock held by the public, the independent valuation of New ViewPoint Financial Group prepared by Feldman Financial Advisors, Inc. and the number of shares of common stock sold in the offering.

The following table shows how the exchange ratio will adjust based on the valuation of New ViewPoint Financial Group and the number of shares of common stock issued in the offering.  The table also shows the number of whole shares of New ViewPoint Financial Group common stock a hypothetical shareholder of ViewPoint Financial Group common stock would receive in exchange for 100 shares of ViewPoint Financial Group common stock owned at the completion of the conversion, depending on the number of shares of common stock sold in the offering.

	New Shares to be Sold in This Offering		New Shares to be Exchanged for Existing Shares of ViewPoint Financial Group		Total Shares of Common Stock to be Outstanding After the Offering	Exchange Ratio	New Shares That Would be Received for 100 Existing Shares
	Amount	Percent	Amount	Percent
Minimum	17,000,000	57%	12,878,827	43%	29,878,827	1.1985	119
Midpoint	20,000,000	57%	15,151,562	43%	35,151,562	1.4101	141
Maximum	23,000,000	57%	17,424,296	43%	40,424,296	1.6216	162
Adjusted Maximum	26,450,000	57%	20,037,940	43%	46,487,940	1.8648	186

No fractional shares of ViewPoint Financial Group common stock will be issued to any public shareholder of ViewPoint Financial Group.  For each fractional share that would otherwise be issued, ViewPoint Financial Group will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share purchase price of the common stock in the offering.  See “Proposal 1 - Approval of the Plan of Conversion and Reorganization -- Exchange of Existing Shareholders’ Stock Certificates.”

Outstanding options to purchase shares of ViewPoint Financial Group common stock also will convert into and become options to purchase shares of New ViewPoint Financial Group common stock.  The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the exchange ratio.  The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion and offering .  At December 31, 2009, there were 261,704 outstanding options to purchase shares of ViewPoint Financial Group common stock, 29,103 of which have vested.  Such options will be converted into options to purchase 313,652 shares of common stock at the minimum of the offering range and 488,026 shares of common stock at the adjusted maximum of the offering range.  Because Office of Thrift Supervision regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion.  If all existing options were exercised for authorized, but unissued shares of common stock following the conversion, shareholders would experience dilution of approximately 1.04% at the minimum and adjusted maximum of the offering range.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

The offering range and exchange ratio are based on an independent appraisal of the estimated market value of New ViewPoint Financial Group, assuming the conversion, the exchange and the offering are completed.  Feldman Financial Advisors, Inc., an appraisal firm experienced in appraisals of financial institutions, has estimated that, as of March 5, 2010, this estimated pro forma market value ranged from $298.8 million to a maximum of $404.2 million, with a midpoint of $351.5 million.  Based on this valuation, the 57% ownership interest of ViewPoint MHC being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by New ViewPoint Financial Group will range from 17,000,000 shares to 23,000,000 shares.  The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.  The exchange ratio will range from 1.1985 shares at the minimum of the offering range to 1.6216 shares at the maximum of the offering range in order to approximately preserve the existing percentage ownership of public shareholders of New ViewPoint Financial Group (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares).  If the demand for shares or market conditions warrant, the appraisal can be increased by 15%.  At this adjusted maximum of the offering range, the estimated pro forma market value is $464.9 million, the number of shares of common stock offered for sale will be 26,450,000 and the exchange ratio will be 1.8648 shares.

The independent appraisal is based primarily on ViewPoint Financial Group’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of 10 publicly traded savings bank and thrift holding companies that Feldman Financial Advisors, Inc. considered comparable to New ViewPoint Financial, Inc.

The appraisal peer group consists of the following companies.  Total assets are as of December 31, 2009.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets (in millions)

Bank Mutual Corporation (BKMU)	Nasdaq	Milwaukee, WI	$3,512
Brookline Bancorp, Inc. (BRKL)	Nasdaq	Brookline, MA	$2,616
Danvers Bancorp, Inc. (DNBK)	Nasdaq	Danvers, MA	$2,500
Dime Community Bancshares, Inc. (DCOM)	Nasdaq	Brooklyn, NY	$3,952
ESB Financial Corporation (ESBF)	Nasdaq	Ellwood City, PA	$1,959
Flushing Financial Corporation (FFIC)	Nasdaq	Lake Success, NY	$4,143
OceanFirst Financial Corp. (OCFC)	Nasdaq	Toms River, NJ	$2,030
Provident New York Bancorp (PBNY)	Nasdaq	Montebello, NY	$2,918
TrustCo Bank Corp NY (TRST)	Nasdaq	Glenville, NY	$3,680
United Financial Bancorp, Inc. (UBNK)	Nasdaq	West Springfield, MA	$1,541

The independent appraisal does not indicate actual market value.  Do not assume or expect that the estimated pro forma market value as indicated above means that, after the offering, the shares of our common stock will trade at or above the $10.00 purchase price.

The following table presents a summary of selected pricing ratios for the peer group companies and New ViewPoint Financial Group (on a pro forma basis).  The pricing ratios are based on earnings and other information as of and for the twelve months ended December 31, 2009, stock price information as of March 5, 2010, as reflected in Feldman Financial Advisors, Inc.’s appraisal report, dated March 5, 2010, and the number of shares outstanding as described in “Pro Forma Data.”  Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a discount of 14.9% on a price-to-book value basis, a discount of 25.6% on a price-to-tangible book value basis, and a premium of 42.3% on a price-to-core earnings basis.

	Price-to-core- earnings multiple(1)		Price-to-book value ratio	Price-to-tangible book value ratio

New ViewPoint Financial Group (on a pro forma basis, assuming completion of the conversion)
Minimum	23.8	x	85.8%	86.0%
Midpoint	27.8	x	94.0%	94.3%
Maximum	32.3	x	101.2%	101.5%
Adjusted Maximum	37.0	x	108.5%	108.7%

Valuation of peer group companies, as of March 5, 2010
Average	22.7	x	118.9%	136.5%
Median	22.0	x	111.8%	133.7%

(1)
Information is derived from the Feldman Financial Advisors, Inc. appraisal report and is based upon estimated core earnings for the twelve months ended December 31, 2009.  These ratios are different from the ratios in “Pro Forma Data.”

Our Board of Directors, in reviewing and approving the independent appraisal, considered the range of price-to-core earnings multiples, the range of price-to-book value and price-to-tangible book value ratios at the different ranges of shares of common stock to be sold in the offering, and did not consider one valuation approach to be more important than the other.  Instead, in approving the independent appraisal, the Board of Directors concluded that these ranges represented the appropriate balance of the three approaches to establishing our estimated valuation range, and the number of shares of common stock to be sold, in comparison to the peer group institutions.  The estimated appraised value and the resulting discounts and premiums took into consideration the potential financial impact of the offering as well as the trading price of ViewPoint Financial Group common stock, which increased from $13.81 per share on January 25, 2010, the closing price on the last trading day immediately preceding the announcement of the conversion, to $15.48 per share, the closing price on March 5, 2010, the effective date of the independent appraisal.

Feldman Financial Advisors, Inc. will update the independent appraisal prior to the completion of the conversion.  If the estimated appraised value changes to either below $298.8 million or above $464.9 million, then, after consulting with the Office of Thrift Supervision, we may: set a new offering range and resolicit persons who submitted stock orders; terminate the offering and promptly return all funds; or take such other actions as may be permitted by the Office of Thrift Supervision and the SEC.  See Proposal 1 - Approval of the Plan of Conversion and Reorganization -- Stock Pricing and Number of Shares to be Issued.”

After-Market Performance of Second-Step Conversion Offerings

The following table provides information regarding the after-market performance of the “second-step” conversion offerings completed between January 1, 2008 and March 5, 2010. A “second-step” conversion is a stock offering by a stock-form savings institution or its holding company that is majority-owned by a mutual holding company where the mutual holding company structure will terminate in connection with the offering. As part of its appraisal of our pro forma market value, Feldman Financial Advisors, Inc. considered the after-market performance of these second-step conversion offerings.  None of these companies were included in the peer group of 10 publicly traded companies utilized by Feldman Financial Advisors, Inc. in performing its valuation analysis. Because the market for stocks of financial institutions was very volatile over the past two years, a relatively small number of second-step conversion offerings were completed during this period as compared to prior periods.

				Percentage Price Increase (Decrease) From Initial Trading Date
Company Name and Ticker Symbol	Date of Offering	Exchange	Gross Offering Proceeds	After 1 Day	After 1 Week	After 1 Month	Through March 5, 2010
			(In Millions)
Ocean Shore Holding Co. (OSHC)	12/21/09	Nasdaq	$33.5	7.5%	11.9%	13.1%	41.9%
Northwest Bancshares, Inc. (NWBI)	12/18/09	Nasdaq	688.8	13.5	13.0	14.0	18.9
BCSB Bancorp, Inc. (BCSB)	04/11/08	Nasdaq	19.8	10.4	14.9	13.5	(7.5)

Average			247.3	10.5	13.3	13.5	17.8
Median			33.5	10.4	13.0	13.5	18.9

The table above presents only short-term historical information on stock price performance, which may not be indicative of the longer-term performance of such stock prices. The historical stock price information is not intended to predict how our shares of common stock may perform following the offering. The historical information in the table may not be meaningful to you because the data were calculated using a small sample. Stock price performance is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. The companies listed in the table above may not be similar to New ViewPoint Financial Group, the pricing ratios for their stock offerings may be different from the pricing ratios for New ViewPoint Financial Group and the market conditions in which these offerings were completed may be different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings.

How We Intend to Use the Proceeds From the Offering

Assuming we sell 20,000,000 shares of common stock in the stock offering, and we have net proceeds of $192.0 million, we intend to distribute the net proceeds as follows:

●	$96.0 million (50.0% of the net proceeds) will be invested in ViewPoint Bank;

●	$16.0 million (8.3% of the net proceeds) will be loaned by New ViewPoint Financial Group to the employee stock ownership plan to fund its purchase of our shares of common stock; and

●	$80.0 million (41.7% of the net proceeds) will be retained by New ViewPoint Financial Group.

We may use the funds that we retain for investments, to pay cash dividends, to repurchase shares of common stock and for other general corporate purposes.  ViewPoint Bank may use the proceeds it receives to support increased lending and other products and services.  The net proceeds retained also may be used for future business expansion through acquisitions of banks, thrifts and other financial services companies, and opening or acquiring branch offices.  We have no current arrangements or agreements with respect to any such acquisitions.  Initially, a substantial portion of the net proceeds will be invested in short-term investments and mortgage-backed securities consistent with our investment policy.  Please see “How We Intend to Use the Proceeds from the Offering” for more information on the proposed use of the proceeds from the offering.

Benefits to Management and Potential Dilution to Shareholders Resulting from the Conversion

Employee Stock Ownership Plan.  Our tax-qualified employee stock ownership plan expects to purchase up to 8% of the shares of common stock we sell in the offering, or 2,116,000 shares of common stock assuming we sell the adjusted maximum number of shares proposed to be sold which, when combined with the existing employee stock ownership plan, will be approximately 8% of the shares outstanding following the conversion.  If we receive orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to a total of 10% of the shares of common stock sold in the offering.  We reserve the right to purchase shares of common stock in the open market following the offering in order to fund all or a portion of the employee stock ownership plan.  Assuming the employee stock ownership plan purchases 2,116,000 shares in the offering, the adjusted maximum of the offering range, we will recognize additional compensation expense, after tax, of approximately $466,000 annually over a 30-year period, assuming the loan to the employee stock ownership plan has a 30-year term and an interest rate equal to the prime rate as published in  The Wall Street Journal, and the shares of common stock have a fair market value of $10.00 per share for the full 30-year period.  If, in the future, the shares of common stock have a fair market value greater or less than $10.00, the compensation expense will increase or decrease accordingly.

Stock-Based Incentive Plan.  We also intend to implement a new stock-based incentive plan no earlier than 12 months after completion of the conversion.  Shareholder approval of this plan will be required.  If implemented 12 months or more following the completion of the conversion, the stock-based incentive plan is intended to reserve a number of shares equal to 4% of the shares of common stock sold in the offering, or 1,058,000 shares of common stock at the adjusted maximum of the offering range for awards of restricted stock to key employees and directors, at no cost to the recipients.  If the shares of common stock awarded under the stock-based incentive plan come from authorized but unissued shares of common stock, shareholders would experience dilution of up to approximately 2.2% in their ownership interest in New ViewPoint Financial Group.  If implemented within 12 months or more following the completion of the conversion, the stock-based incentive plan is also intended to reserve a number of shares equal to 10% of the shares of common stock sold in the offering, or 2,645,000 shares of common stock at the adjusted maximum of the offering range, for issuance pursuant to grants of stock options to key employees and directors.  If the shares of common stock issued upon the exercise of options come from authorized but unissued shares of common stock, shareholders would experience dilution of up to 5.4% in their ownership interest in New ViewPoint Financial Group.  For a description of our current stock-based incentive plans, see “Management - Compensation Discussion and Analysis” and Note 17 of the Notes to Consolidated Financial Statements.

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are expected under the new stock-based incentive plan as a result of the conversion.  The table also shows the dilution to shareholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market.  A portion of the stock grants shown in the table below may be made to non-management employees.

	Number of Shares to be Granted or Purchased(1)				Value of Grants(2)
	At Minimum of Offering Range	At Adjusted Maximum of Offering Range	As a Percentage of Common Stock to be Sold in the Offering	Dilution Resulting From Issuance of Shares for Stock-Based Incentive Plans(3)	At Minimum of Offering Range	At Adjusted Maximum of Offering Range
					(Dollars in thousands)
Employee stock ownership plan	1,360,000	2,116,000	8.0%	0.00%	$13,600	$21,600
Restricted stock	680,000	1,058,000	4.0	2.23%	6,800	10,580
Stock options	1,700,000	2,645,000	10.0	5.38%	6,290	9,787
Total	3,740,000	5,819,000	22.0%	7.38%	$26,690	$41,967

(1)
The table assumes that the stock-based incentive plan awards a number of options and restricted stock equal to 10% and 4% of the shares of common stock sold in the offering, respectively, and the plan is implemented 12 months or more following completion of the conversion and offering.  If implemented within 12 months of the completion of the conversion, the number of shares that may be reserved for grants of restricted stock and stock options cannot exceed 4% and 10%, respectively, of the total number of shares to be outstanding upon completion of the conversion, less the number of shares of restricted stock and stock options (adjusted for the exchange ratio) reserved under previously adopted benefit plans.

(2)
The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made.  For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share.  The fair value of stock options has been estimated at $3.70 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option life of 7.5 years; a dividend yield of 1.39%; an interest rate of 2.69%; and a volatility rate of 36.2%.  The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

(3)	Represents the dilution of stock ownership interest. No dilution is reflected for the employee ownership because these shares are assumed to be purchased in the offering.

We may fund our plans through open market purchases, as opposed to new issuances of common stock; however, if any options previously granted under our existing equity incentive plan are exercised during the first year following completion of the offering, they will be funded with newly issued shares since Office of Thrift Supervision regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or, with prior regulatory approval, under extraordinary circumstances.  The Office of Thrift Supervision has previously advised that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance or a compelling business purpose for satisfying this test.

The following table presents information as of December 31, 2009 regarding our existing employee stock ownership plan, our existing equity incentive plan, our proposed employee stock ownership plan purchases and our proposed stock-based incentive plan.  The table below assumes that 40,424,296 shares are outstanding after the offering, which includes the sale of 23,000,000 shares in the offering at the maximum of the offering range, and the issuance of 17,424,296 shares in exchange for shares of ViewPoint Financial Group using an exchange ratio of 1.6216.  It also assumes that the value of the stock is $10.00 per share.

Existing and New Stock-Based Incentive Plans	Participants	Shares		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion
Existing employee stock ownership plan	Employees	1,505,485	(1)	$15,054,850		3.7%
New employee stock ownership plan	Employees	1,840,000		18,400,000		4.6
Total employee stock ownership plan	Employees	3,345,485		33,454,850

Existing shares of restricted stock	Directors, Officers and Employees	752,743	(2)	7,527,430	(3)	1.9
New shares of restricted stock	Directors, Officers and Employees	920,000		9,200,000		2.3
Total shares of restricted stock	Directors, Officers and Employees	1,672,743		16,727,430

Existing stock options	Directors, Officers and Employees	1,881,855	(4)	6,962,863		4.7
New stock options	Directors, Officers and Employees	2,300,000		8,510,000	(5)	5.7
Total stock options	Directors, Officers and Employees	4,181,855		15,472,863

Total of stock-based incentive plans		9,200,083		$65,655,143		22.8	%(6)

(1)	As of December 31, 2009, ViewPoint Financial Group’s existing employee stock ownership plan held 928,395 shares, 317,748 shares of which have been allocated.

(2)	Represents shares of restricted stock authorized for grant under our existing equity incentive plan.

(3)
The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share.

(4)	Represents shares authorized for grant under our existing equity incentive plan.

(5)
The fair value of stock options to be granted under the new stock-based incentive plan has been estimated based on an index of publicly traded thrift institutions at $3.70 per option using the Black-Scholes option pricing model with the following assumptions; exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 1.39%; expected life, 7.5 years; expected volatility, 36.2%; and interest rate, 2.69%.

(6)
The number of shares of restricted stock and stock options set forth in the table would exceed regulatory limits if a stock-based incentive plan was adopted within one year of the completion of the conversion and offering. Accordingly, the number of new shares of restricted stock and stock options set forth in the table would have to be reduced such that the aggregate amount of outstanding stock awards would be 4.0% or less and outstanding stock options would be 10.0% or less, unless we obtain a waiver from the Office of Thrift Supervision, or we implement the incentive plan after 12 months following the completion of the conversion and offering.  Our current intention is to implement a new stock-based incentive plan no earlier than 12 months after completion of the conversion and offering.

The value of the restricted shares awarded under the stock-based incentive plan will be based on the market value of our common stock at the time the shares are awarded.  The stock-based incentive plan is subject to shareholder approval, and cannot be implemented until at least six months after completion of the offering.  The following table presents the total value of all shares that would be available for award and issuance under the new stock-based incentive plan, assuming the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	680,000 Shares Awarded at Minimum of Range	800,000 Shares Awarded at Midpoint of Range	920,000 Shares Awarded at Maximum of Range	1,058,000 Shares Awarded at Adjusted Maximum of Range
$8.00	$5,440,000	$6,400,000	$7,360,000	$8,464,000
10.00	6,800,000	8,000,000	9,200,000	10,580,000
12.00	8,160,000	9,600,000	11,040,000	12,696,000
14.00	9,520,000	11,200,000	12,880,000	14,812,000

The grant-date fair value of the options granted under the new stock-based incentive plan will be based in part on the price of shares of common stock of New ViewPoint Financial Group at the time the options are granted.  The value will also depend on the various assumptions used in the option pricing model ultimately adopted.  The following table presents the total estimated value of the options to be available for grant under the stock-based incentive plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share.

Exercise Price	Option Value	1,700,000 Options at Minimum of Range	2,000,000 Options at Midpoint of Range	2,300,000 Options at Maximum of Range	2,645,000 Options at Adjusted Maximum of Range

$8.00	$2.96	$5,032,000	$5,920,000	$6,808,000	$7,829,200
10.00	3.70	6,290,000	7,400,000	8,510,000	9,786,500
12.00	4.44	7,548,000	8,880,000	10,212,000	11,743,800
14.00	5.18	8,806,000	10,360,000	11,914,000	13,701,100

The tables presented above are provided for informational purposes only.  Our shares of common stock may trade below $10.00 per share.  Before you make an investment decision, we urge you to read this entire proxy statement/prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 19.

Our Dividend Policy

As of December 31, 2009, ViewPoint Financial Group paid a quarterly cash dividend of $0.05 per share, which equals $0.20 per share on an annualized basis.  After the conversion, we intend to continue to pay cash dividends on a quarterly basis, the amount of which will be determined following completion of the conversion, taking into account the total number of shares issued in the conversion and the exchange ratio received by existing public shareholders.  The dividend rate and the continued payment of dividends also will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.  No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future.

See “Selected Consolidated Financial and Other Data of ViewPoint Financial Group and Subsidiary” and “Market for the Common Stock” for information regarding our historical dividend payments.

Purchases and Ownership by our Executive Officers and Directors

We expect our directors, executive officers and their associates to purchase 36,500 shares of common stock in the offering.  The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering.  After the conversion, as a result of purchases in the offering and the shares they will receive in exchange for shares of ViewPoint Financial Group common stock that they currently own, our directors and executive officers, together with their associates, are expected to beneficially own approximately 730,350 and 975,296 shares of common stock, or 2.5% and 2.4% of our total outstanding shares of common stock, at the minimum and the maximum of the offering range, respectively.

Market for the Common Stock

Shares of ViewPoint Financial Group common stock currently trade on the Nasdaq Global Select Market under the symbol “VPFG.”  Upon completion of the conversion, the shares of common stock of New ViewPoint Financial Group will replace ViewPoint Financial Group’s existing shares.  We expect that New ViewPoint Financial Group’s shares of common stock will trade on the Nasdaq Global Select Market under the trading symbol " VPFGD " for a period of 20 trading days following the completion of this stock offering.  Thereafter, the trading symbol will revert to " VPFG. "  In order to list our common stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock.  ViewPoint Financial Group currently has 21 registered market makers.  Persons purchasing shares of common stock in the offering may not be able to sell their shares at or above the $10.00 price per share.

Tax Consequences

As a general matter, the conversion will not be a taxable transaction for federal or state income tax purposes to ViewPoint MHC, ViewPoint Financial Group, ViewPoint Bank, New ViewPoint Financial Group, persons eligible to subscribe in the subscription offering, or existing shareholders of ViewPoint Financial Group.  The position stated above with respect to no tax consequences arising from the issuance or receipt of subscription rights is based upon a reasoned opinion by counsel that subscription rights do not have any ascertainable value at the time of receipt and is supported by the opinion of Feldman Financial Advisors, Inc. to the effect that the subscription rights have no value at the time of receipt or exercise.  See “Proposal 1 – Approval of the Plan of Conversion and Reorganization -- Material Tax Consequences.”  Existing shareholders of ViewPoint Financial Group who receive cash in lieu of fractional share interests in shares of New ViewPoint Financial Group common stock will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Changes in Shareholders’ Rights for Existing Shareholders of ViewPoint Financial Group

As a result of the conversion, existing shareholders of ViewPoint Financial Group will become shareholders of New ViewPoint Financial Group.  Some rights of shareholders of New ViewPoint Financial Group will be reduced compared to the rights shareholders currently have in ViewPoint Financial Group.  The reduction in shareholder rights results from differences between the federal and Maryland charters and bylaws, and from distinctions between federal and Maryland law.  Many of the differences in shareholder rights under the articles of incorporation and bylaws of New ViewPoint Financial Group are not mandated by Maryland law but have been chosen by management as being in the best interests of New ViewPoint Financial Group and all of its shareholders.  The differences in shareholder rights in the articles of incorporation and bylaws of New ViewPoint Financial Group include the following: (i) approval by at least 80% of outstanding shares required to remove a director for cause; (ii) greater lead time required for shareholders to submit proposals for certain provisions of new business or to nominate directors; (iii) limitation on voting rights of shareholders owning more than 10% of the outstanding shares of New ViewPoint Financial Group; and (iv) approval by at least 80% of outstanding shares required to amend the bylaws and certain provisions of the articles of incorporation.  See “Comparison of Shareholders’ Rights For Existing Shareholders of ViewPoint Financial Group” for a discussion of these differences.

Dissenters’ Rights

Shareholders of ViewPoint Financial Group do not have dissenters’ rights in connection with the conversion and offering.

Important Risks in Owning New ViewPoint Financial Group’s Common Stock

Before you decide to purchase stock, you should read the “Risk Factors” section beginning on page 18 of this proxy statement/prospectus.

RISK FACTORS

You should consider carefully the following risk factors when deciding how to vote on the conversion and before purchasing shares of New ViewPoint Financial Group common stock.

Risks Related to Our Business

The United States economy remains weak and unemployment levels are high.  A prolonged economic downturn, especially one affecting our geographic market area, will adversely affect our business and financial results.

The United States experienced a severe economic recession in 2008 and 2009.  While economic growth has resumed recently, the rate of growth has been slow and unemployment remains at very high levels and is not expected to improve in the near future.  Loan portfolio quality has deteriorated at many financial institutions reflecting, in part, the weak U.S. economy and high unemployment.  In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline.  The continuing real estate downturn also has resulted in reduced demand for the construction of new housing and increased delinquencies in construction, residential and commercial mortgage loans for many lenders.  Bank and bank holding company stock prices have declined substantially, and it is significantly more difficult for banks and bank holding companies to raise capital or borrow in the debt markets.

The Federal Deposit Insurance Corporation Quarterly Banking Profile has reported that nonperforming assets as a percentage of assets for Federal Deposit Insurance Corporation-insured financial institutions rose to 3.32% as of December 31, 2009, compared to 0.95% as of December 31, 2007.  For the year ended December 31, 2009, the Federal Deposit Insurance Corporation Quarterly Banking Profile has reported that annualized return on average assets was 0.09% for Federal Deposit Insurance Corporation-insured financial institutions compared to 0.81% for the year ended December 31, 2007.  The NASDAQ Bank Index declined 38% between December 31, 2007 and December 31, 2009.  At December 31, 2009, our nonperforming assets as a percentage of total assets was .70% and our return on average assets was .12% for the year ended December 31, 2009.

Continued negative developments in the financial services industry and the domestic and international credit markets may significantly affect the markets in which we do business, the market for and value of our loans and investments, and our ongoing operations, costs and profitability.  Moreover, continued declines in the stock market in general, or stock values of financial institutions and their holding companies specifically, could adversely affect our stock performance.

If economic conditions deteriorate in the State of Texas, our results of operations and financial condition could be adversely impacted as borrowers’ ability to repay loans declines and the value of the collateral securing loans decreases.

Substantially all of our loans are located in the State of Texas.  Our financial results may be adversely affected by changes in prevailing economic conditions, including decreases in real estate values, changes in interest rates which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events.  Decreases in real estate values in the State of Texas could adversely affect the value of property used as collateral for our mortgage loans.  As a result, the market value of the real estate underlying the loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans.  In the event that we are required to foreclose on a property securing a mortgage loan, we may not recover funds in an amount equal to the remaining loan balance.  Consequently, we would sustain loan losses and potentially incur a higher provision for loan loss expense, which would have an adverse impact on earnings.  In addition, adverse changes in the Texas economy may have a negative effect on the ability of borrowers to make timely repayments of their loans, which would also have an adverse impact on earnings.

Our loan portfolio possesses increased risk due to our percentage of commercial real estate and commercial non-mortgage loans.

Over the last several years, we have increased our non-residential lending in order to improve the yield on our assets.  At December 31, 2009, our loan portfolio included $482.5 million of commercial real estate loans and commercial non-mortgage loans, or 43.0% of total loans, compared to $108.2 million, or 10.1% of total loans, at December 31, 2005.  As a result, we have experienced an increase in non-performing commercial real estate and commercial non-mortgage loans.  See “Business of ViewPoint Financial Group and ViewPoint Bank – Asset Quality – Non-Performing Assets.”  The credit risk related to these types of loans is considered to be greater than the risk related to one- to four-family residential loans because the repayment of commercial real estate loans and commercial non-mortgage loans typically is dependent on the successful operation and income stream of the borrowers’ business and the real estate securing the loans as collateral, which can be significantly affected by economic conditions.  Additionally, commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans.  If loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could require us to increase our provision for loan losses and adversely affect our operating results and financial condition.

Furthermore, as a result of our increasing emphasis on this type of lending, a large portion of our commercial real estate and commercial non-mortgage loan portfolios is relatively unseasoned.  As a result, we may not have enough payment history upon which to judge future collectibility or to predict the future performance of this part of our loan portfolio.  These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance.

Several of our borrowers have more than one commercial real estate loan outstanding with us.  Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.  Finally, if we foreclose on a commercial real estate loan, our holding period for the collateral, if any, typically is longer than for one- to four-family residential property because there are fewer potential purchasers of the collateral.  Since we plan to continue to increase our originations of these loans, it may be necessary to increase the level of our allowance for loan losses due to the increased risk characteristics associated with these types of loans.  Any increase to our allowance for loan losses would adversely affect our earnings.  Any delinquent payments or the failure to repay these loans would hurt our earnings.

Our consumer loan portfolio possesses increased risk.

Our consumer loans accounted for approximately $94.9 million, or 8.5%, of our total loan portfolio as of December 31, 2009, of which $67.9 million consisted of automobile loans.  Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner-occupied residential properties, particularly in the case of loans that are secured by rapidly depreciable assets, such as automobiles.  In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance.  Because our indirect automobile loans were originated through a third party and not directly by us, they present greater risks than other types of lending activities.  As a result of this portfolio of consumer loans, it may become necessary to increase the level of our provision for loan losses, which could hurt our profits.

Our business may be adversely affected by credit risk associated with residential property.

As of December 31, 2009, residential mortgage loans, including home equity loans and lines of credit, totaled $544.3 million, or 48.5%, of total loans.  This type of lending is generally sensitive to regional and local economic conditions that may significantly affect the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict.  The decline in residential real estate values resulting from the downturn in local housing markets has reduced the value of the real estate collateral securing the majority of our loans and has increased the risk that we would incur losses if borrowers default on their loans.  Continued declines in both the volume of real estate sales and sales prices, coupled with high levels and increases in unemployment, may result in higher loan delinquencies or problem assets, a decline in demand for our products and services, or a decrease in our deposits.  These potential negative events may cause us to incur losses, which would adversely affect our capital and liquidity and damage our financial condition and business operations.  These declines may have a greater impact on our earnings and capital than on the earnings and capital of financial institutions that have more diversified loan portfolios.

We are subject to credit risks in connection with the concentration of adjustable rate loans in our portfolio.

Approximately 32.2% of our loan portfolio is adjustable rate loans.  Borrowers with adjustable rate loans are exposed to increased monthly payments when the related interest rate adjusts upward under the terms of the loan from the initial fixed to the rate computed in accordance with the applicable index and margin.  Any rise in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate loans, increasing the possibility of default.  Borrowers seeking to avoid these increased monthly payments by refinancing their loans may no longer be able to find available replacement loans at comparably lower interest rates.  In addition, a decline in housing prices may leave borrowers with insufficient equity in their homes to permit them to refinance.  Borrowers who intend to sell their homes on or before the expiration of the fixed rate period on their mortgage loans may also find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans.  These events, alone or in combination, may contribute to higher delinquency rates and negatively impact our earnings.

If our non-performing assets increase, our earnings will suffer.

At December 31, 2009, our non-performing assets (which consist of non-accrual loans, loans 90 days or more delinquent, troubled debt restructurings and foreclosed real estate assets) totaled $16.6 million, which was an increase of $10.2 million or 159.4% over non-performing assets at December 31, 2008.  Our non-performing assets adversely affect our net income in various ways.  We do not record interest income on non-accrual loans or real estate owned.  We must reserve for estimated credit losses, which are established through a current period charge to the provision for loan losses, and from time to time, if appropriate, write down the value of properties in our other real estate owned portfolio to reflect changing market values.  Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned.  Further, the resolution of non-performing assets requires the active involvement of management, which can distract them from the overall supervision of our operations and other income-producing activities.  Finally, if our estimate of the allowance for loan losses is inadequate, we will have to increase the allowance accordingly.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans.  In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions.  Management recognizes that significant new growth in loan portfolios, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner.  If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover actual losses, resulting in additions to our allowance.  Additions to our allowance decrease our net income.  Our allowance for loan losses was 1.10% of gross loans and 97.29% of non-performing loans at December 31, 2009, compared to 0.73% of gross loans and 191.11% of non-performing loans at December 31, 2008.

Our emphasis on originating commercial and one- to four- family real estate and commercial non-mortgage loans is one of the more significant factors in evaluating the allowance for loan losses.  As we continue to increase our originations of these loans, increased provisions for loan losses may be necessary, which would decrease our earnings.

Our banking regulators and external auditor periodically review our allowance for loan losses.  These entities may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their review.  Any increase in our allowance for loan losses or loan charge-offs as required by these authorities may have a material adverse effect on our financial condition and results of operations.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.  These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on a bank’s operations, reclassify assets, determine the adequacy of a bank’s allowance for loan losses and determine the level of deposit insurance premiums assessed.  Because our business is highly regulated, the laws and applicable regulations are subject to frequent change.  Any change in these regulations and oversight, whether in the form of regulatory policy, new regulations or legislation or additional deposit insurance premiums could have a material impact on our operations.

In response to the financial crisis of 2008 and early 2009, Congress has taken actions that are intended to strengthen confidence and encourage liquidity in financial institutions, and the Federal Deposit Insurance Corporation has taken actions to increase insurance coverage on deposit accounts.  In addition, there have been proposals made by members of Congress and others that would reduce the amount delinquent borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral.

The potential exists for additional federal or state laws and regulations, or changes in policy, affecting lending and funding practices and liquidity standards.  Moreover, bank regulatory agencies have been active in responding to concerns and trends identified in examinations, and have issued many formal enforcement orders requiring capital ratios in excess of regulatory requirements.  Bank regulatory agencies, such as the Office of Thrift Supervision and the Federal Deposit Insurance Corporation, govern the activities in which we may engage, primarily for the protection of depositors, and not for the protection or benefit of potential investors.  In addition, new laws and regulations may increase our costs of regulatory compliance and of doing business, and otherwise affect our operations.  New laws and regulations may significantly affect the markets in which we do business, the markets for and value of our loans and investments, the fees we can charge, and our ongoing operations, costs and profitability.  For example, recent legislative proposals would require changes to our overdraft protection programs that could decrease the amount of fees we receive for these services.  For the year ended December 31, 2009, overdraft protection and nonsufficient fund fees totaled $8.5 million.  Further, legislative proposals limiting our rights as a creditor could result in credit losses or increased expense in pursuing our remedies as a creditor.

A legislative proposal has been introduced that would eliminate the Office of Thrift Supervision, ViewPoint Bank’s and ViewPoint Financial Group’s primary federal regulator, which would require ViewPoint Financial Group to become a bank holding company.

Legislation has been introduced in the United States Senate and House of Representatives that would implement sweeping changes to the current bank regulatory structure.  The House Bill (H.R. 4173) would eliminate our current primary federal regulator, the Office of Thrift Supervision, by merging it into the Comptroller of the Currency (the primary federal regulator for national banks).  The proposed legislation would authorize the Comptroller of the Currency to charter mutual and stock savings banks and mutual holding companies, which would be under the supervision of the Division of Thrift Supervision of the Comptroller of the Currency.  The proposed legislation would also establish a Financial Services Oversight Council and grant the Board of Governors of the Federal Reserve System exclusive authority to regulate all bank and thrift holding companies.  As a result, ViewPoint Financial Group would become a holding company subject to supervision by the Federal Reserve Board as opposed to the Office of Thrift Supervision, and would become subject to the Federal Reserve’s regulations, including holding company capital requirements, that ViewPoint Financial Group is not currently subject to as a savings and loan holding company.   The Senate version of financial reform legislation (S. 3217) would also eliminate the Office of Thrift Supervision by consolidating it with the OCC, and the OCC would be responsible for supervising federally chartered thrifts and thrift holding companies. In addition, compliance with new regulations and being supervised by one or more new regulatory agencies could increase our expenses. Because the final legislation may differ significantly from the current versions of the House and Senate proposals, we cannot determine the specific impact of regulatory reform at this time.

Changes in interest rates could adversely affect our results of operations and financial condition.

Our results of operations and financial condition are significantly affected by changes in interest rates.  Our results of operations depend substantially on our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings.  Because interest-bearing liabilities generally reprice or mature more quickly than interest-earning assets, an increase in interest rates generally would tend to result in a decrease in net interest income.

Changes in interest rates may also affect the average life of loans and mortgage-related securities.  Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs.  Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities.  Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.  Also, increases in interest rates may extend the life of fixed-rate assets, which would limit the funds we have available to reinvest in higher yielding alternatives, and may result in customers withdrawing certificates of deposit early so long as the early withdrawal penalty is less than the interest they could receive as a result of the higher interest rates.

Changes in interest rates also affect the current fair value of our interest-earning securities portfolio.  Generally, the value of securities moves inversely with changes in interest rates.  At December 31, 2009, the fair value of our portfolio of available-for-sale securities totaled $484.1 million.  Gross unrealized gains on these securities totaled $7.9 million, while gross unrealized losses on these securities totaled $2.1 million, resulting in a net unrealized gain of $5.8 million at December 31, 2009.

At December 31, 2009, the Company’s internal simulation model indicated that our net portfolio value would decrease by 8.5% if there was an instantaneous parallel 200 basis point increase in market interest rates.  See the “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Asset/Liability Management.”

Additionally, approximately 32.2% or our loan portfolio is adjustable-rate loans.  Any rise in market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans, increasing the possibility of default.

The Company had $341.4 million of loans held for sale at December 31, 2009, of which $311.4 million were Purchase Program loans purchased for sale under our standard loan participation agreement.  Purchase Program loans adjust with changes to the daily LIBOR.  These loans have a yield that is based on the daily LIBOR, with a floor of 2.50% per annum, plus a margin rate.  The margin rate, which is based on the underlying mortgage loan as contracted and disclosed in the pricing schedule of each Purchase Program client, ranges between 2.00% and 3.00% per annum, which results in a minimum total rate for Purchase Program loans of 4.50%.  During 2009, these loan rate floors were in effect and established a loan rate which was higher than the contractual rate spread would have otherwise been.  As market interest rates increase, many of these interest rate floors will not adjust until the daily LIBOR exceeds 250 basis points.  At that time, the loans will revert back to their normal contractual interest rate spread terms.  For the year ended December 31, 2009, the average yield earned on Purchase Program loans was 4.89% versus an average LIBOR of 0.23% plus the average margin of 2.40%, which results in a positive difference of 226 basis points.

Our strategies to modify our interest rate risk profile may be difficult to implement.

Our asset/liability management strategies are designed to decrease our interest rate risk sensitivity.  One such strategy is increasing the amount of adjustable rate and/or short-term assets.  The Company offers adjustable rate loan products as a means to achieve this strategy.  However, lower fixed interest rates would generally create a decrease in borrower demand for adjustable rate assets.  Additionally, there is no guarantee that any adjustable rate assets obtained will not prepay.  At December 31, 2009, 32.2% of our loan portfolio consisted of adjustable rate loans, compared to 31.0% at December 31, 2008.

We are also managing our liabilities to moderate our interest rate risk sensitivity.  Customer demand is primarily for short-term maturity certificates of deposit.  Using short-term liabilities to fund long-term fixed rate assets will increase the interest rate sensitivity of any financial institution.  We are utilizing FHLB advances to mitigate the impact of customer demand by lengthening the maturities of these advances or entering into longer term repurchase agreements, depending on liquidity or investment opportunities.

FHLB advances and repurchase agreements are entered into as liquidity is needed or to fund assets that provide for a spread considered sufficient by management.  If we are unable to originate adjustable rate assets at favorable rates or fund loan originations or securities purchases with long-term advances or structured borrowings, we may have difficulty executing this asset/liability management strategy and/or it may result in a reduction in profitability.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business.  We rely on a number of different sources in order to meet our potential liquidity demands.  Our primary sources of liquidity are increases in deposit accounts, cash flows from loan payments and our securities portfolio.  Borrowings also provide us with a source of funds to meet liquidity demands.  An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity.  Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or economy in general.  Factors that could detrimentally impact our access to liquidity sources include adverse regulatory action against us or a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated.  Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets, or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations, or continued deterioration in credit markets.

Additionally, at December 31, 2009, public funds totaled $336.3 million, representing 53.1% of our time deposits and 18.7% of our total deposits.  Public funds are bank deposits of state and local municipalities.  These deposits are required to be secured by investment grade securities to ensure repayment, which on the one hand tends to reduce our contingent liquidity risk by making these funds somewhat less credit sensitive, but on the other hand reduces standby liquidity by restricting the potential liquidity of the pledged collateral.  Although these funds historically have been a relatively stable source of funds for us, availability depends on the individual municipality’s fiscal policies and cash flow needs.

Our securities portfolio may be negatively impacted by fluctuations in market value and interest rates, which may have an adverse effect on our financial condition.

Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings.  Fluctuations in market value may be caused by decreases in interest rates, lower market prices for securities and limited investor demand.  Our securities portfolio is evaluated for other-than-temporary impairment on at least a quarterly basis.  If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur.  Changes in interest rates can also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates.  We increase or decrease our shareholders’ equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes.  At December 31, 2009, the change from December 31, 2008 in net unrealized gains on securities available for sale was $8.3 million.

Higher Federal Deposit Insurance Corporation insurance premiums and special assessments will adversely affect our earnings.

In 2009, the Federal Deposit Insurance Corporation levied a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009.  We recorded an expense of $1.1 million during the quarter ended June 30, 2009, to reflect the special assessment.  In addition, the Federal Deposit Insurance Corporation generally increased the base assessment rates effective April 1, 2009 and, therefore, our Federal Deposit Insurance Corporation insurance premium expense will increase compared to prior periods.

The Federal Deposit Insurance Corporation also required all insured institutions to prepay their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012.  This pre-payment was due on December 30, 2009.  The assessment rate for the fourth quarter of 2009 and for 2010 was based on each institution’s total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 was calculated as the modified third quarter assessment rate plus an additional three basis points.  In addition, every institution’s base assessment rate for each period was calculated using its third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012.  We recorded the pre-payment as a prepaid expense, which will be amortized to expense over three years.  Our prepayment amount was $9.1 million.  Future increases in our assessment rate or special assessments would decrease our earnings.

If we are unsuccessful in raising additional capital now or in the future, our financial condition, results of operations and business prospects may be adversely affected.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations.  In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect to raise additional capital.  Should we be required by regulatory authorities or otherwise elect to raise additional capital, we may seek to do so through the issuance of, among other things, common stock or securities convertible into our common stock, which could dilute your ownership interest in ViewPoint Financial Group.

On January 26, 2010, we announced our intention to raise additional capital by reorganizing from a two-tier mutual holding company to a full stock holding company and undertaking a “second-step” offering of additional shares of common stock.  Our ability to raise additional capital will depend on conditions in the capital markets, economic conditions, our financial performance and a number of other factors, many of which are outside our control, including approvals by our banking regulator, shareholders of ViewPoint Financial Group and depositors of ViewPoint Bank.  If we cannot complete the reorganization and raise additional capital now (or in the future), it may have a material adverse effect on our financial condition, results of operations and prospects.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense.  We compete with numerous commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere.  Many of our competitors have substantially greater resources and lending limits than we have, have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide.  In addition, larger competitors may be able to price loans and deposits more aggressively than we do.  Our profitability depends upon our continued ability to successfully compete in our market area.  The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest earning assets.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use could be vulnerable to unforeseen problems.  Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers.  Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations.  Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us.  Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful.  In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data.  A failure of such security measures could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering and Exchange

The market value of New ViewPoint Financial Group common stock received in the share exchange may be less than the market value of ViewPoint Financial Group common stock exchanged.

The number of shares of New ViewPoint Financial Group common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering.  The exchange ratio will be based on the percentage of ViewPoint Financial Group common stock held by the public prior to the completion of the conversion and offering, the final independent appraisal of New ViewPoint Financial Group prepared by Feldman Financial Advisors, Inc. and the number of shares of common stock sold in the offering.  The exchange ratio will ensure that existing public shareholders of ViewPoint Financial Group common stock will own the same percentage of New ViewPoint Financial Group common stock after the conversion and offering as they owned of ViewPoint Financial Group common stock immediately prior to completion of the conversion and offering (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares).  The exchange ratio will not depend on the market price of ViewPoint Financial Group common stock.

The exchange ratio ranges from 1.1985 shares at the minimum to 1.6216 shares at the maximum (and 1.8648 at the adjusted maximum) of the offering range of New ViewPoint Financial Group common stock per share of ViewPoint Financial Group common stock.  Shares of New ViewPoint Financial Group common stock issued in the share exchange will have an initial value of $10.00 per share.  Depending on the exchange ratio and the market value of ViewPoint Financial Group common stock at the time of the exchange, the initial market value of the New ViewPoint Financial Group common stock that you receive in the share exchange could be less than the market value of the ViewPoint Financial Group common stock that you currently own.  Based on the most recent closing price of ViewPoint Financial Group common stock prior to the date of this proxy statement/prospectus, which was $ 16.34 , unless at least  23,176,349 shares of New ViewPoint Financial Group common stock are sold in the offering (which is between the  maximum and the  adjusted maximum  of the offering range), the initial value of the New ViewPoint Financial Group common stock you receive in the share exchange would be less than the market value of the ViewPoint Financial Group common stock you currently own.

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering.  In several cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price.  The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal.  The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock.  The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time.  After our shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of New ViewPoint Financial Group and the outlook for the financial services industry in general.  Price fluctuations may be unrelated to the operating performance of particular companies.

We have broad discretion to deploy our net proceeds and our failure to effectively deploy the net proceeds may have an adverse impact on our financial performance and the value of our common stock.

New ViewPoint Financial Group intends to contribute between $81.5 million and $110.5 million of the net proceeds of the offering (or $127.3 million at the adjusted maximum of the offering range) to ViewPoint Bank.  New ViewPoint Financial Group may use the remaining net proceeds to invest in short-term investments, repurchase shares of common stock, pay dividends or for other general corporate purposes.  New ViewPoint Financial Group also expects to use a portion of the net proceeds it retains to fund a loan for the purchase of shares of common stock in the offering by the employee stock ownership plan.  ViewPoint Bank may use the net proceeds it receives to fund new loans, purchase investment securities, acquire financial institutions or financial services companies, build new branches or acquire branches, or for other general corporate purposes.  With the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications.  We have not established a timetable for reinvesting the net proceeds, and we cannot predict how long we will require to reinvest the net proceeds.

Our return on equity initially will be low compared to our historical performance.  A lower return on equity may negatively impact the trading price of our common stock.

Net income divided by average shareholders’ equity, known as “return on average equity” is a ratio many investors use to compare the performance of a financial institution to its peers.  Our return on average equity ratio for the year ended December 31, 2009 was 1.35% compared to an average return on equity of (2.73)% based on trailing twelve-month earnings for all publicly traded fully converted savings institutions as of December 31, 2009.  Although we expect that our net income will increase following the offering, our return on average equity may decrease as a result of the additional capital that we will raise in the offering.  For example, our pro forma return on equity for the year ended December 31, 2009 is 0.83%, assuming the sale of shares at the maximum of the offering range.  Over time, we intend to use the net proceeds from the offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is comparable to our historical performance.  This goal may take a number of years to achieve, and we cannot assure you that we will be able to achieve it.  Consequently, you should not expect a return on equity similar to our current return on equity in the near future.  Failure to achieve a competitive return on equity may make an investment in our common stock unattractive to some investors and may cause our common stock to trade at lower prices than comparable companies with higher returns on equity.  See “Pro Forma Data” for an illustration of the financial impact of the offering.

The ownership interest of management and employees could enable insiders to prevent a merger that may provide shareholders a premium for their shares.

The shares of common stock that our directors and officers intend to purchase in the offering, when combined with the shares that they will receive in exchange for their existing shares of ViewPoint Financial Group common stock, are expected to result in management and the board controlling approximately 2.4% of our outstanding shares of common stock at the midpoint of the offering range.  In addition, our employee stock ownership plan is expected to purchase 8.0% of the shares of common stock sold in the stock offering and additional stock options and shares of common stock would be granted to our directors and employees if a stock-based incentive plan is adopted in the future.  This would result in management and employees controlling a significant percentage of our shares of common stock.  If these individuals were to act together, they could have significant influence over the outcome of any shareholder vote.  This voting power may discourage a potential sale of New ViewPoint Financial Group that our shareholders may desire.

The implementation of the stock-based incentive plan may dilute your ownership interest.

We intend to adopt a new stock-based incentive plan following the offering, subject to receipt of shareholder approval.  This stock-based incentive plan may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock of New ViewPoint Financial Group.  While our intention is to fund this plan through open market purchases, shareholders would experience an 7.38% reduction in ownership interest at the adjusted maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock under the plan in an amount equal to up to 10.0% and 4.0%, respectively, of the shares sold in the offering.  In the event we adopt the plan within one year following the conversion, shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under the stock-based incentive plan would be limited to 4.0% and 10.0%, respectively, of the total shares sold in the offering.  In the event we adopt the plan more than one year following the conversion, the plan will not be subject to these limitations.

Although the implementation of the stock-based benefit plan will be subject to shareholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by shareholders.

Additional expenses following the conversion from the compensation and benefit expenses associated with the implementation of the new stock-based incentive benefit plan will adversely affect our profitability.

We intend to adopt a new stock-based incentive plan after the offering, subject to shareholder approval, pursuant to which plan participants would be awarded restricted shares of our common stock (at no cost to them) and options to purchase shares of our common stock.  If the stock-based incentive plan is implemented within one year of the completion of the offering, the number of shares of common stock reserved for issuance for awards of restricted stock or grants of options under this stock-based incentive plan may not exceed 4.0% and 10.0%, respectively, of the shares sold in the offering.  If we award restricted shares of common stock or grant options in excess of these amounts under a stock-based incentive plan adopted more than one year after the completion of the offering, our costs would increase further.

Following the offering, our non-interest expenses are likely to increase as we will recognize additional annual employee compensation and benefit expenses related to the shares granted to employees and executives under our stock-based incentive plan.  We cannot predict the actual amount of these new stock-related compensation and benefit expenses because applicable accounting practices require that expenses be based on the fair market value of the shares of common stock at specific points in the future; however, we expect them to be material.  In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts (i.e., as the loan used to acquire these shares is repaid), and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients.  The expense in the first year following the offering has been estimated to be approximately $4.8 million ($3.2 million after tax), assuming all options are granted under the plan, at the adjusted maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value.  Actual expenses, however, may be higher or lower, depending on the price of our common stock.  For further discussion of our proposed stock-based plans, see “Management - Compensation Discussion and Analysis” and Note 17 of the Notes to Consolidated Financial Statements.

We have not determined whether we will implement stock-based incentive plans more than one year following the stock offering.  Stock-based incentive plans implemented more than one year following the stock offering may exceed regulatory restrictions on the size of stock-based incentive plans adopted within one year, which would increase our costs.

If we implement stock-based incentive plans within one year following the completion of the stock offering, then we may reserve shares of common stock for awards of restricted stock or grants of stock options under our stock-based incentive plans for up to 4.0% and 10.0%, respectively, of the shares of stock issued in the conversion, less the amount available under our existing stock based benefit plan.  The amount of stock awards and stock options available for grant under the stock-based incentive plans may exceed these amounts, provided the stock-based incentive plans are implemented more than one year following the stock offering.  Although the implementation of the stock-based benefit plan will be subject to shareholder approval, the determination as to the timing of the implementation of such a plan will be at the discretion of our Board of Directors.  Stock-based incentive plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Additional expenses following the conversion from the compensation and benefit expenses associated with the implementation of the new stock-based incentive benefit plan will adversely affect our profitability.” Stock-based incentive plans that provide for awards in excess of these amounts could also result in dilution to shareholders in excess of that described in “—The implementation of the stock-based incentive plan may dilute your ownership interest.”

Various factors may make takeover attempts more difficult to achieve.

Our Board of Directors has no current intention to sell control of New ViewPoint Financial Group.  Provisions of our articles of incorporation and bylaws, federal regulations, Maryland law and various other factors may make it more difficult for companies or persons to acquire control of New ViewPoint Financial Group without the consent of our Board of Directors.  You may want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock.  The factors that may discourage takeover attempts or make them more difficult include:

●
Office of Thrift Supervision Regulations.   Office of Thrift Supervision regulations prohibit, for three years following the completion of a conversion, the direct or indirect acquisition of more than 10% of any class of equity security of a savings institution or holding company regulated by the Office of Thrift Supervision without the prior approval of the Office of Thrift Supervision.

●
Articles of incorporation and statutory provisions.   Provisions of the articles of incorporation and bylaws of New ViewPoint Financial Group and Maryland law may make it more difficult and expensive to pursue a takeover attempt that management opposes, even if the takeover is favored by a majority of our shareholders.  These provisions also would make it more difficult to remove our current board of directors or management, or to elect new directors.  Specifically, under Maryland law, any person who acquires more than 10% of the common stock of New ViewPoint Financial Group without the prior approval of its board of directors would be prohibited from engaging in any type of business combination with New ViewPoint Financial Group for a five-year period.  Any business combination after the five year prohibition would be subject to super-majority shareholder approval or minimum price requirements.  Additional provisions include limitations on voting rights of beneficial owners of more than 10% of our common stock, the election of directors to staggered terms of three years and not permitting cumulative voting in the election of directors.  Our bylaws also contain provisions regarding the timing and content of shareholder proposals and nominations and qualification for service on the board of directors.

●
Charter of ViewPoint Bank.   The charter of ViewPoint Bank provides that for a period of five years from the closing of the conversion and offering, no person other than New ViewPoint Financial Group may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of ViewPoint Bank.  This provision does not apply to any tax-qualified employee benefit plan of ViewPoint Bank or New ViewPoint Financial Group or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of New ViewPoint Financial Group or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of ViewPoint Bank.  In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to shareholders for a vote.

●
Issuance of stock options and restricted stock.  We also intend to issue stock options and shares of restricted stock to key employees and directors that will require payments to these persons in the event of a change in control of New ViewPoint Financial Group.  These payments may have the effect of increasing the costs of acquiring New ViewPoint Financial Group, thereby discouraging future takeover attempts.

●
Employment and severance  agreements.   New ViewPoint Financial Group has an employment agreement with the President and Chief Executive Officer and severance agreements with each of its executive officers which will remain in effect following the stock offering.  These agreements may have the effect of increasing the costs of acquiring New ViewPoint Financial Group, thereby discouraging future takeover attempts.

There may be a decrease in shareholders’ rights for existing shareholders of ViewPoint Financial Group.

As a result of the conversion, existing shareholders of ViewPoint Financial Group will become shareholders of New ViewPoint Financial Group.  Some rights of shareholders of New ViewPoint Financial Group will be reduced compared to the rights shareholders currently have in ViewPoint Financial Group.  The reduction in shareholder rights results from differences between the federal and Maryland charters and bylaws, and from distinctions between federal and Maryland law.  Many of the differences in shareholder rights under the articles of incorporation and bylaws of New ViewPoint Financial Group are not mandated by Maryland law but have been chosen by management as being in the best interests of New ViewPoint Financial Group and its shareholders.  The articles of incorporation and bylaws of New ViewPoint Financial Group include the following provisions: (i) approval by at least a majority of outstanding shares required to remove a director for cause; (ii) greater lead time required for shareholders to submit proposals for new business or to nominate directors; and (iii) approval by at least 80% of outstanding shares of capital stock entitled to vote generally is required to amend the bylaws and certain provisions of the articles of incorporation.  See “Comparison of Shareholders’ Rights For Existing Shareholders of ViewPoint Financial Group” for a discussion of these differences.

You may not revoke your decision to purchase New ViewPoint Financial Group common stock in the subscription or community offering after you send us your subscription.

Funds submitted or automatic withdrawals authorized in the connection with a purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date.  Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by Feldman  Financial Advisors, Inc., among other factors, there may be one or more delays in the completion of the conversion and offering.  Orders submitted in the subscription offering are irrevocable, and subscribers will have no access to subscription funds unless the offering is terminated, or extended beyond July 30 , 2010, or the number of shares to be sold in the offering is increased to more than 26,450,000 shares or decreased to less than 17,000,000 shares.

INFORMATION ABOUT THE ANNUAL MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the Board of Directors of ViewPoint Financial Group of proxies to be voted at the annual meeting of shareholders to be held in the Dallas Room on the 3rd Floor of ViewPoint Bank’s offices located at 1201 W. 15th Street, Plano, Texas, on June 28 , 2010, at  10:30 a.m. , Central Time, and any adjournment or postponement thereof.

The purpose of the annual meeting is to consider and vote upon:

●	The Amended and Restated Plan of Conversion and Reorganization of ViewPoint MHC, referred to herein as the “plan of conversion;”

●	The election of two directors of ViewPoint Financial Group, each for a three year term; and

●	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010.

In addition, shareholders will vote on a proposal to approve the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.  Shareholders also will vote on informational proposals with respect to the articles of incorporation and bylaws of New ViewPoint Financial Group.

The plan of conversion provides for a series of transactions, referred to as the conversion and offering, which will result in the elimination of the mutual holding company.  The plan of conversion will also result in (i) the creation of a new stock holding company, referred to in this document as New ViewPoint Financial Group, which will own all of the outstanding shares of ViewPoint Bank, (ii) the exchange of shares of common stock of ViewPoint Financial Group by shareholders other than ViewPoint MHC, who are referred to as the “public shareholders,” for shares of New ViewPoint Financial Group, and (iii) the issuance and sale of additional shares to depositors of ViewPoint Bank and others in an offering.

We cannot complete the conversion unless:

●	The plan of conversion is approved by at least a majority of votes eligible to be cast by members of ViewPoint MHC as of May 4 , 2010;

●
The plan of conversion is approved by a vote of at least two-thirds of the outstanding shares of common stock of ViewPoint Financial Group as of April 29 , 2010, including shares held by ViewPoint MHC;

●
The plan of conversion is approved by a vote of at least a majority of the outstanding shares of common stock of ViewPoint Financial Group as of April 29, 2010, excluding those shares held by ViewPoint MHC;

●	We sell at least the minimum number of shares of common stock offered; and

●
We receive the final approval of the Office of Thrift Supervision to complete the conversion, however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

Voting for or against the plan of conversion includes a vote for or against the conversion of ViewPoint MHC to a stock holding company as contemplated by the plan of conversion.  Voting in favor of the plan of conversion will not obligate you to purchase any shares of common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at ViewPoint Bank.

Who Can Vote at the Meeting

You are entitled to vote your ViewPoint Financial Group common stock if our records show that you held your shares as of the close of business on April 29, 2010.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee.  As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of the close of business on April 29, 2010, there were  24,929,157 shares of ViewPoint Financial Group common stock outstanding.  Each share of common stock has one vote.

Attending the Meeting

If you are a shareholder as of the close of business on  April 29 , 2010, you may attend the meeting.  However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting.  A recent brokerage statement or a letter from your bank or broker, are examples of proof of ownership.  If you want to vote your shares of ViewPoint Financial Group common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The annual meeting will be held only if there is a quorum.  A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting.  If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting.  Broker non-votes also will be counted for purposes of determining the existence of a quorum.  A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Plan of Conversion and Reorganization.  We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast by ViewPoint Financial Group shareholders at the annual meeting, including shares held by ViewPoint MHC, and (ii) a majority of the total number of votes entitled to be cast by ViewPoint Financial Group shareholders at the annual meeting other than ViewPoint MHC.  Abstentions, broker non-votes and the failure to vote on this proposal will have the same effect as a vote against the proposal.

Proposal 2: Election of Directors.  Directors are elected by a plurality of the votes cast by ViewPoint Financial Group shareholders at the annual meeting.  Votes may be cast for or withheld from a nominee.  Votes that are withheld and broker non-votes have no effect on the election of the director nominees.

Proposal 3: Ratification of the Appointment of Our Independent Registered Public Accounting Firm.  We must obtain the affirmative vote of a majority of the total number of votes cast by ViewPoint Financial Group shareholders at the annual meeting to approve the ratification of our appointment of our independent registered public accounting firm.  Abstentions from voting on this proposal will have the same effect as a vote against the proposal.  Broker non-votes have no effect on this proposal.

Proposal 4: Approval of the Adjournment of the Annual Meeting.  We must obtain the affirmative vote of a majority of the votes cast by ViewPoint Financial Group shareholders at the annual meeting to adjourn the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.  Abstentions from voting on this proposal will have the same effect as a vote against the proposal.  Broker non-votes have no effect on this proposal.

Informational Proposals 5a through 5d.  The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws which are summarized as informational proposals were approved as part of the process in which the Board of Directors of ViewPoint Financial Group approved the plan of conversion.  These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for separate votes on these matters apart from the vote on the plan of conversion.  While we are asking you to vote with respect to each of the informational proposals listed, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

Shares Held by Our Directors and Executive Officers and ViewPoint MHC

As of  April 29 , 2010, the directors and executive officers of ViewPoint Financial Group beneficially owned  578,932 shares, or approximately  2.3 % of the outstanding shares of ViewPoint Financial Group common stock, and ViewPoint MHC owned 14,183,812 shares, or approximately 57% of the outstanding shares of ViewPoint Financial Group common stock.  ViewPoint MHC intends to vote all of its shares in favor of each of the proposals set forth in this proxy statement/prospectus.  If ViewPoint MHC votes all of its shares in favor of each proposal, the election of the director nominees, the ratification of the appointment of our independent registered public accounting firm and the approval of the adjournment of the annual meeting if necessary, would be assured.

Voting by Proxy; Revocability of Proxies

Our Board of Directors is sending you this proxy statement/prospectus to request that you allow your shares of ViewPoint Financial Group common stock to be represented at the annual meeting by the persons named in the enclosed proxy card.  All shares of ViewPoint Financial Group common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card.  If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our Board of Directors.  Our Board of Directors recommends that you vote “FOR” approval of the plan of conversion, “FOR” each of the director nominees, “FOR”   ratification of the appoint of our independent registered public accounting firm, “FOR” approval of the adjournment of the annual meeting if necessary, and “FOR” each of the Informational Proposals 5a through 5d.

If any matters not described in this proxy statement/prospectus are properly presented at the annual meeting, the Board of Directors will use their judgment to determine how to vote your shares.  We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the annual meeting.  If you are a registered shareholder, you may revoke your proxy and change your vote at any time before the polls close at the meeting by:

●	signing another proxy with a later date;

●	voting by telephone or on the Internet -- your latest telephone or Internet vote will be counted;

●	giving written notice of the revocation of your proxy to the Secretary of ViewPoint Financial Group prior to the annual meeting; or

●	voting in person at the annual meeting. Attendance at the annual meeting will not in and of itself constitute revocation of your proxy.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow directions received from your nominee to change those instructions.

Your Board of Directors unanimously recommends that you vote “FOR” the plan of conversion and “FOR” each of the other proposals set forth in this proxy statement/prospectus.

Solicitation of Proxies

This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the annual meeting by the Board of Directors.  ViewPoint Financial Group will pay the costs of soliciting proxies from its shareholders.  To the extent necessary to permit approval of the plan of conversion and the other proposals being considered, directors, officers or employees of ViewPoint Financial Group and ViewPoint Bank may solicit proxies by mail, telephone and other forms of communication.  We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Participants in the Employee Stock Ownership Plan

If you participate in the ViewPoint Financial Group Employee Stock Ownership Plan (the “ESOP”) you will receive a voting instruction form that reflects all shares you may direct the trustees to vote on your behalf under the plan.  Under the terms of the ESOP, each participant instructs the trustee of the plan how to vote the shares of common stock allocated to his or her account.  If a participant properly executes the voting instruction card distributed by the trustee, the trustee will vote the participant’s shares in accordance with the instructions.  Where properly executed voting instruction cards are returned to the trustee with no specific instruction as to how to vote at the annual meeting, the trustee will vote the shares “FOR” each of the proposal’s set forth in this proxy statement/prospectus.  If a participant fails to give timely voting instructions to the trustee with respect to the voting of the common stock that is allocated to his or her ESOP account, the trustee will vote such shares “FOR” each of  the proposal set forth in this proxy statement/prospectus.  The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of ViewPoint Financial Group common stock held by the ESOP in the same proportion as shares for which it has received timely voting instructions.

Recommendation of the Board of Directors

The Board of Directors recommends that you promptly sign and mark the enclosed proxy in favor of the above described proposals, including the adoption of the plan of conversion, and promptly return it in the enclosed envelope.  Alternatively, you may vote by using the telephone or Internet by following the instructions on the enclosed proxy card.  Voting by proxy will not prevent you from voting in person at the annual meeting.

Your prompt vote is very important.  Failure to vote will have the same effect as voting against the plan of conversion.

PROPOSAL 1 — APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION

The Boards of Directors of ViewPoint Financial Group and ViewPoint MHC have approved the amended and restated plan of conversion and reorganization, referred to herein as the plan of conversion.  The plan of conversion must also be approved by the members of ViewPoint MHC (depositors of ViewPoint Bank) and the shareholders of ViewPoint Financial Group.  A special meeting of members and an annual meeting of shareholders have been called for this purpose.  The Office of Thrift Supervision has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

General

Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully stock form.  ViewPoint MHC, the mutual holding company parent of ViewPoint  Financial Group, will be merged into ViewPoint Financial Group, and ViewPoint MHC will no longer exist.  ViewPoint Financial Group, which owns 100% of ViewPoint Bank, will be succeeded by a new Maryland corporation named ViewPoint Financial Group, Inc., which we refer to in this proxy statement/prospectus as New ViewPoint Financial Group.  As part of the conversion, the ownership interest of ViewPoint MHC in ViewPoint Financial Group will be offered for sale in the offering by New ViewPoint Financial Group.  When the conversion is completed, all of the outstanding common stock of ViewPoint Bank will be owned by New ViewPoint Financial Group, and all of the outstanding common stock of New ViewPoint Financial Group will be owned by public shareholders.  A diagram of our corporate structure before and after the conversion is set forth in the “Summary” section of this proxy statement/prospectus.

Under the plan of conversion, at the completion of the conversion each share of ViewPoint Financial Group common stock owned by persons other than ViewPoint MHC will be canceled and converted automatically into shares of New ViewPoint Financial Group common stock determined pursuant to an exchange ratio.  The exchange ratio will ensure that immediately after the exchange of existing shares of ViewPoint Financial Group for shares of New ViewPoint Financial Group, the public shareholders will own the same percentage of  outstanding common stock of New ViewPoint Financial Group that they owned in ViewPoint Financial Group immediately prior to the conversion, excluding any shares they purchased in the offering and cash paid in lieu of fractional exchange shares.

New ViewPoint Financial Group intends to contribute between $81.5 million and $110.5 million of net proceeds, or $127.3 million if the offering range is increased by 15%, to ViewPoint Bank and to retain between $67.9 million and $92.1 million of the net proceeds, or $106.1 million if the offering range is increased by 15% (excluding the portion of the net proceeds loaned to our employee stock ownership plan).  The conversion will be consummated only upon the issuance of at least the minimum number of shares of New ViewPoint Financial Group common stock offered pursuant to the plan of conversion.

Share Exchange Ratio for Current Shareholders

Office of Thrift Supervision regulations provide that in a conversion of a mutual holding company to fully stock form, the public shareholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable.  Each publicly held share of ViewPoint Financial Group common stock will be automatically converted into the right to receive a number of shares of New ViewPoint Financial Group common stock.  The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public shareholders will own the same percentage of common stock in New ViewPoint Financial Group after the conversion as they held in ViewPoint Financial Group immediately prior to the conversion, exclusive of their purchase of additional shares of common stock in the offering and their receipt of cash in lieu of fractional exchange shares.  The exchange ratio is not dependent on the market value of our currently outstanding ViewPoint Financial Group common stock.  The exchange ratio is based on the percentage of ViewPoint Financial Group common stock held by the public, the independent valuation of ViewPoint Financial Group prepared by Feldman Financial Advisors, Inc. and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 1.1985 exchange shares for each publicly held share of ViewPoint Financial Group at the minimum of the offering range to 1.8648 exchange shares for each publicly held share of ViewPoint Financial Group at the adjusted maximum of the offering range.

If you are a shareholder of ViewPoint Financial Group, at the conclusion of the conversion, your shares will be exchanged for shares of New ViewPoint Financial Group.  The number of shares you receive will be based on the number of shares of common stock you own and the final exchange ratio determined as of the conclusion of the conversion.

The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering and the shares of common stock issued and outstanding on the date of this proxy statement/prospectus.  The table also shows how many whole shares of New ViewPoint Financial Group a hypothetical owner of ViewPoint Financial Group common stock would receive in the exchange for 100 shares of ViewPoint Financial Group common stock owned at the consummation of the conversion, depending on the number of shares issued in the offering.

	New Shares to be Sold in This Offering		New Shares to be Exchanged for Existing Shares of ViewPoint Financial Group		Total Shares of Common Stock to be Outstanding After the Offering	Exchange Ratio	New Shares That Would be Received for 100 Existing Shares
	Amount	Percent	Amount	Percent
Minimum	17,000,000	57%	12,878,827	43%	29,878,827	1.1985	119
Midpoint	20,000,000	57%	15,151,562	43%	35,151,562	1.4101	141
Maximum	23,000,000	57%	17,424,296	43%	40,424,296	1.6216	162
Adjusted Maximum	26,450,000	57%	20,037,940	43%	46,487,940	1.8648	186

Options to purchase shares of ViewPoint Financial Group common stock which are outstanding immediately prior to the consummation of the conversion will be converted into options to purchase shares of New ViewPoint Financial Group common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio.  The aggregate exercise price, term and vesting period of the options will remain unchanged.

Exchange of Existing Shareholders’ Stock Certificates

The conversion of existing outstanding shares of ViewPoint Financial Group common stock into the right to receive shares of New ViewPoint Financial Group common stock will occur automatically on the effective date of the conversion.  As soon as practicable after the effective date of the conversion, our exchange agent will send a transmittal form to each public shareholder of ViewPoint Financial Group who holds stock certificates.  The transmittal forms will contain instructions on how to exchange stock certificates of ViewPoint Financial Group common stock for stock certificates of New ViewPoint Financial Group common stock.  We expect that stock certificates evidencing shares of New ViewPoint Financial Group common stock will be distributed within five business days after the exchange agent receives properly executed transmittal forms, ViewPoint Financial Group stock certificates and other required documents.  You should not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions.  Shares held by public shareholders through a brokerage or other account in “street name” will be exchanged automatically upon the conclusion of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of New ViewPoint Financial Group common stock will be issued to any public shareholder of ViewPoint Financial Group when the conversion is completed.  For each fractional share that would otherwise be issued to a shareholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share.  Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of a properly executed transmittal form, stock certificates and other required documents.  If your shares of common stock are held in street name (such as in a brokerage account) you will automatically receive cash in lieu of fractional exchange shares in your account.

After the conversion, ViewPoint Financial Group shareholders who hold stock certificates will not receive shares of New ViewPoint Financial Group common stock and will not be paid dividends on the shares of New ViewPoint Financial Group common stock until existing certificates representing shares of ViewPoint Financial Group common stock are surrendered for exchange in compliance with the terms of the transmittal form.  When shareholders surrender their certificates, any unpaid dividends will be paid without interest.  For all other purposes, however, each certificate that represents shares of ViewPoint Financial Group common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of New ViewPoint Financial Group common stock into which those shares have been converted by virtue of the conversion.

If a certificate for ViewPoint Financial Group common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the shareholder’s expense.

All shares of New ViewPoint Financial Group common stock that we issue in exchange for existing shares of ViewPoint Financial Group common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.

Effects of Conversion on Depositors, Borrowers and Members

Continuity.  While the conversion is being accomplished, the normal business of ViewPoint Bank of accepting deposits and making loans will continue without interruption.  ViewPoint Bank will continue to be a federally chartered savings bank and will continue to be regulated by the Office of Thrift Supervision.  After the conversion, ViewPoint Bank will continue to offer existing services to depositors, borrowers and other customers.  The directors and executive officers serving ViewPoint Financial Group at the time of the conversion will be the directors and executive officers of New ViewPoint Financial Group after the conversion.

Effect on Deposit Accounts.  Pursuant to the plan of conversion, each depositor of ViewPoint Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion.  Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion.  Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans.  No loan outstanding from ViewPoint Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Members.  At present, all depositors of ViewPoint Bank are members of, and have voting rights in, ViewPoint MHC as to all matters requiring membership action.  Upon completion of the conversion, depositors will cease to be members of ViewPoint MHC and will no longer have voting rights, unless they purchase shares of New ViewPoint Financial Group’s common stock.  Upon completion of the conversion, all voting rights in ViewPoint Bank will be vested in New ViewPoint Financial Group as the sole shareholder of ViewPoint Bank.  The shareholders of New ViewPoint Financial Group will possess exclusive voting rights with respect to New ViewPoint Financial Group common stock.

Tax Effects.  We have received an opinion of counsel or a tax advisor with regard to the federal and state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to ViewPoint MHC, ViewPoint Financial Group, public shareholders of ViewPoint Financial Group (except for cash paid for fractional exchange shares), members of ViewPoint MHC, Eligible Account Holders, Supplemental Eligible Account Holders, or ViewPoint Bank.  See “- Material Income Tax Consequences.”

Effect on Liquidation Rights.  Each depositor in ViewPoint Bank has both a deposit account in ViewPoint Bank and a pro rata ownership interest in the net worth of ViewPoint MHC based upon the deposit balance in his or her account.  This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account.  This interest may only be realized in the event of a complete liquidation of ViewPoint MHC and ViewPoint Bank.  Any depositor who opens a deposit account obtains a pro rata ownership interest in ViewPoint MHC without any additional payment beyond the amount of the deposit.  A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of ViewPoint MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that ViewPoint MHC and ViewPoint Bank are liquidated.  If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of ViewPoint MHC after other claims, including claims of depositors to the amounts of their deposits and payments to certain depositors of ViewPoint Bank under liquidation accounts that have been established for the benefit of such depositors, are paid.

Under the plan of conversion, however, depositors will receive rights in a liquidation account maintained by New ViewPoint Financial Group representing the amount of ViewPoint MHC’s ownership interest in ViewPoint Financial Group’s total shareholders’ equity as of the date of the latest statement of financial condition used in this proxy statement/prospectus.  New ViewPoint Financial Group shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental  Account Holders who continue to maintain deposits in ViewPoint Bank.  The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of New ViewPoint Financial Group and ViewPoint Bank.  Specifically, in the unlikely event that New ViewPoint Financial Group and ViewPoint Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2008 and March 31, 2010 of the liquidation account maintained by New ViewPoint Financial Group.  Also, in a complete liquidation of both entities, or of just ViewPoint Bank, when New ViewPoint Financial Group has insufficient assets to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and ViewPoint Bank has positive net worth, ViewPoint Bank shall immediately pay amounts necessary to fund New ViewPoint Financial Group’s remaining obligations under the liquidation account.  The plan of conversion also provides that if New ViewPoint Financial Group is completely liquidated or sold apart from a sale or liquidation of ViewPoint Bank, then the rights of Eligible Account Holders and  Supplemental  Account Holders in the liquidation account maintained by New ViewPoint Financial Group shall be surrendered and treated as a liquidation account in ViewPoint Bank (the “bank liquidation account”) and depositors shall have an equivalent interest in the bank liquidation account and the same rights and terms as the liquidation account.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Office of Thrift  Supervision, New ViewPoint Financial Group will eliminate or transfer the liquidation account and the interests in such account to ViewPoint Bank and the liquidation account shall thereupon become the liquidation account of ViewPoint Bank and not subject in any manner to the claims of New ViewPoint Financial Group’s creditors.  Also, under the rules and regulations of the Office of Thrift Supervision, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which New ViewPoint Financial Group or ViewPoint Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.  See “Liquidation Rights.”

Stock Pricing and Number of Shares to be Issued

The plan of conversion and reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation.  ViewPoint Bank and ViewPoint MHC have retained Feldman Financial Advisors, Inc. to prepare an independent valuation appraisal.  For its services in preparing the initial valuation, Feldman Financial Advisors, Inc. will receive a fee of $85,000 and $2,500 for expenses and an additional $10,000 for each valuation update, as necessary.  ViewPoint Bank and ViewPoint MHC have agreed to indemnify Feldman Financial Advisors, Inc. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence or bad faith.

The independent valuation appraisal considered the pro forma impact of the offering.  Consistent with the Office of Thrift Supervision appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach.  The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies, subject to valuation adjustments applied by Feldman Financial Advisors, Inc. to account for differences between ViewPoint Financial Group and the peer group.  Feldman Financial Advisors, Inc. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value.

The independent valuation was prepared by Feldman Financial Advisors, Inc. in reliance upon the information contained in this proxy statement/prospectus, including the consolidated financial statements of ViewPoint Financial Group.  Feldman Financial Advisors, Inc. also considered the following factors, among others:

●	the present results and financial condition of ViewPoint Financial Group and the projected results and financial condition of New ViewPoint Financial Group;

●	the economic and demographic conditions in ViewPoint Financial Group’s existing market area;

●	certain historical, financial and other information relating to ViewPoint Financial Group;

●	the impact of the offering on New ViewPoint Financial Group’s shareholders’ equity and earnings potential;

●	the proposed dividend policy of New ViewPoint Financial Group; and

●	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Included in Feldman Financial Advisors, Inc.’s independent valuation were certain assumptions as to the pro forma earnings of New ViewPoint Financial Group after the conversion that were utilized in determining the appraised value.  These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds of 1.49% and purchases in the open market of the common stock issued in the offering by the stock-based incentive plan at the $10.00 per share purchase price.  See “Pro Forma Data” for additional information concerning these assumptions.  The use of different assumptions may yield different results.

The independent valuation states that as of March 5, 2010, the estimated pro forma market value, or valuation range, of New ViewPoint Financial Group ranged from a minimum of $298.8 million to a maximum of $404.2 million, with a midpoint of $351.5 million and an adjusted maximum of $464.9 million.  The Board of Directors of New ViewPoint Financial Group decided to offer the shares of common stock for a price of $10.00 per share.  The aggregate offering price of the shares of common stock will be equal to the valuation range multiplied by the percentage of ViewPoint Financial Group common stock owned by ViewPoint MHC.  The number of shares offered will be equal to the aggregate offering price of the shares of common stock divided by the price per share.  Based on the valuation range, the 57% of ViewPoint Financial  Group common stock owned by ViewPoint MHC and the $10.00 price per share, the minimum of the offering range will be 17,000,000 shares, the midpoint of the offering range will be 20,000,000 shares and the maximum of the offering range will be 23,000,000 shares of common stock, with an adjusted maximum of 26,450,000 shares.

The Board of Directors of New ViewPoint Financial Group reviewed the independent valuation and, in particular, considered the following:

●	ViewPoint Financial Group’s financial condition and results of operations;

●	a comparison of financial performance ratios of ViewPoint Financial Group to those of other financial institutions of similar size;

●	market conditions generally and in particular for financial institutions; and

●	the historical trading price of the publicly held shares of ViewPoint Financial Group common stock.

All of these factors are set forth in the independent valuation.  The Board of Directors also reviewed the methodology and the assumptions used by Feldman Financial Advisors, Inc. in preparing the independent valuation and the Board believes that these assumptions were reasonable.  The offering range may be amended with the approval of the Office of Thrift Supervision, if required, as a result of subsequent developments in the financial condition of ViewPoint Financial Group or ViewPoint Bank or market conditions generally.  In the event the independent valuation is updated to amend the pro forma market value of New ViewPoint Financial Group to less than $298.8 million or more than $464.9 million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to New ViewPoint Financial Group’s registration statement.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock.  Feldman Financial Advisors, Inc. did not independently verify our consolidated financial statements and other information that we provided to them, nor did Feldman Financial Advisors, Inc. independently value our assets or liabilities.  The independent valuation considers ViewPoint Bank as a going concern and should not be considered as an indication of the liquidation value of ViewPoint Bank.  Moreover, because the independent valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares of common stock at prices at or above the $10.00 price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $464.9 million, without resoliciting purchasers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 26,450,000 shares, to reflect changes in the market and financial conditions, demand for the shares of common stock or regulatory considerations.  We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of purchasers.  The subscription price of $10.00 per share of common stock will remain fixed.  See “- Additional Limitations on Common Stock Purchases” as to the method of distribution of additional shares of common stock to be issued in the event of an increase in the offering range to up to 26,450,000 shares.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $464.9 million and a corresponding increase in the offering range to more than 26,450,000 shares, or a decrease in the minimum of the valuation range to less than $298.8 million and a corresponding decrease in the offering range to fewer than 17,000,000 shares, then, after consulting with the Office of Thrift Supervision, we may terminate the plan of conversion, cancel deposit account withdrawal authorizations and promptly return by check all funds received, with interest at ViewPoint Bank’s regular savings rate.  Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Office of Thrift Supervision in order to complete the offering.  In the event that we extend the offering and conduct a resolicitation, purchasers would have the opportunity to maintain, change or cancel their stock orders within a specified period.  If a purchaser does not respond during the period, his or her stock order will be canceled and payment will be returned promptly, with interest at ViewPoint Bank’s regular savings rate, and deposit account withdrawal authorizations will be canceled.  Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 28 , 2012, which is two years after the special meeting of members to vote on the plan of conversion.

An increase in the number of shares of common stock to be issued in the offering would decrease both a purchaser’s ownership interest and New ViewPoint Financial Group’s pro forma earnings and shareholders’ equity on a per share basis while increasing pro forma earnings and shareholders’ equity on an aggregate basis.  A decrease in the number of shares to be issued in the offering would increase both a purchaser’s ownership interest and New ViewPoint Financial Group’s pro forma earnings and shareholders’ equity on a per share basis, while decreasing pro forma earnings and shareholders’ equity on an aggregate basis.  For a presentation of the effects of these changes, see “Pro Forma Data.”

Copies of the independent valuation appraisal report prepared by Feldman Financial Advisors, Inc. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at the main office of ViewPoint Bank and as specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority.  The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and subject to the minimum, maximum and overall purchase and ownership limitations set forth in the plan of conversion and reorganization and as described below under “—Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders.  Each ViewPoint Bank depositor with an aggregate deposit account balance of $50.00 or more (a “Qualifying Deposit”) at the close of business on December 31, 2008 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of: (i) $2.0 million (200,000 shares) of our common stock; (ii) one-tenth of one percent of the total number of shares of common stock issued in the offering; or (iii) 15 times the product, rounded down to the nearest whole number, obtained by multiplying the total number of shares of common stock offered by a fraction, the numerator of which is the amount of the Qualifying Deposit of the Eligible Account Holder and the denominator of which is the total amount of Qualifying Deposits of all Eligible Account Holders, subject to the overall purchase and ownership limitations.  See “- Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed.  Thereafter, unallocated shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled.  If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess will be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on December 31, 2008.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.  In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of ViewPoint Financial Group or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding December 31, 2008.

Priority 2: Tax-Qualified Plans.  Our tax-qualified employee stock benefit plans, consisting of our employee stock ownership plan and 401(k) plan, will receive, without payment therefor, nontransferable subscription rights to purchase up to 10% of the shares of common stock sold in the offering, although our employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the offering.  Our 401(k) plan does not intend to purchase any shares in the offering.  If market conditions warrant, in the judgment of its trustees and with the approval of the Office of Thrift Supervision, the employee stock ownership plan may elect to purchase shares in the open market following the completion of the conversion.

Priority 3: Supplemental Eligible Account Holders.  To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each ViewPoint Bank depositor, other than directors and executive officers of ViewPoint Financial Group, with a Qualifying Deposit at the close of business on March 31, 2010 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of: (i) $2.0 million (200,000 shares) of common stock; (ii) one-tenth of one percent of the total number of shares of common stock issued in the offering; or (iii) 15 times the product, rounded down to the nearest whole number, obtained by multiplying the total number of shares of common stock to be offered by a fraction, the numerator of which is the amount of the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders subject to the overall purchase and ownership limitations.  See “- Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed.  Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at March 31, 2010.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Members.  To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of ViewPoint Bank as of the close of business on May 4 , 2010 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Members”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $2.0 million (200,000 shares) of common stock or one-tenth of one percent of the total number of shares of common stock issued in the offering, subject to the overall purchase and ownership limitations.  See “- Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed.  Any remaining shares will be allocated among Other Members in the proportion that the amount of the subscription of each Other Member whose subscription remains unsatisfied bears to the total amount of subscriptions of all Other Members whose subscriptions remain unsatisfied.  To ensure proper allocation of common stock, each Other Member must list on the stock order form all deposit accounts in which he or she had an ownership interest at May 4 , 2010.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date.  The subscription offering will expire at 5 :00 p.m., Central Time, on June 15 , 2010, unless extended by us for up to 45 days.  This extension may be made without notice to you, except that extensions beyond July 30 , 2010 will require the approval of the Office of Thrift Supervision and a resolicitation of subscribers in the offering.  We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range.  Subscription rights which have not been exercised prior to the expiration date will become void.  Subscription rights will expire whether or not each eligible depositor can be located.

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Members, we expect to offer shares pursuant to the plan of conversion to members of the general public in a community offering.  Shares would be offered with the following preferences:

(i)	Natural persons residing in the Dallas/Ft. Worth Metroplex or the Texas counties of Collin, Dallas, Denton and Tarrant;

(ii)	ViewPoint Financial Group’s public shareholders as of April 29 , 2010; and

(iii)	Other members of the general public.

Purchasers in the community offering may purchase up to $2.0 million (200,000 shares) of common stock, subject to the overall purchase and ownership limitations.  See “- Limitations on Common Stock Purchases.” The minimum purchase is 25 shares.  The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If we do not have sufficient shares of common stock available to fill the accepted orders of persons residing in the Dallas/Ft. Worth Metroplex or the Texas counties of Collin, Dallas, Denton and Tarrant, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person.  Thereafter, unallocated shares will be allocated among such persons residing in the areas listed above whose orders remain unsatisfied on an equal number of shares basis per order.  If an oversubscription occurs due to the orders of public shareholders of ViewPoint Financial Group as of April 29 , 2010, the allocation procedures described above will apply to the stock orders of such persons.  In the event of an oversubscription among members of the general public, these same allocation procedures will also apply.  In connection with the allocation process, unless the Office of Thrift Supervision permits otherwise, orders received for New ViewPoint Financial Group common stock in the community offering will first be filled up to a maximum of two percent of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this proxy statement/prospectus means any person who occupies a dwelling within the Dallas/Ft. Worth Metroplex or the Texas counties of Collin, Dallas, Denton and Tarrant; and has a present intent to remain within such community for a period of time; and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature.  We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident.  In all cases, however, the determination shall be in our sole discretion.

Expiration Date.  The community offering, if any, may begin during or after the subscription offering, and is currently expected to terminate at the same time as the subscription offering.  New ViewPoint Financial Group may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond July 30 , 2010, in which case we will resolicit purchasers in the offering.

Syndicated Community Offering

If feasible, our Board of Directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.  In the syndicated community offering, any person may purchase up to $2.0 million (200,000 shares) of common stock, subject to the overall purchase and ownership limitations.  We retain the right to accept or reject in whole or in part any orders in the syndicated community offering.  Unless the Office of Thrift Supervision permits otherwise, accepted orders for New ViewPoint Financial Group common stock in the syndicated community offering will first be filled up to a maximum of two percent (2%) of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.  Unless the syndicated community offering begins during the community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.

If a syndicated community offering is held, Sandler O’Neill & Partners, L.P. will serve as sole book-running manager, Sterne, Agee & Leach, Inc. will serve as co-manager, and each firm will assist us in selling our common stock on a best efforts basis.  Neither Sandler O’Neill & Partners, L.P. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering.  The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts offerings.  Normal customer ticketing will be used for order placement.  In the syndicated community offering, order forms will not be used.  In the unlikely event, Sandler O’Neill & Partners, L.P., a broker-dealer, collects funds from investors in the syndicated community offering, such funds will be deposited in a separate bank account at ViewPoint Bank or at another federally insured depository institution.  We will pay interest calculated at ViewPoint Bank’s regular savings rate from the date funds are processed until completion of the conversion, at which time an investor will be issued a check for interest earned.  The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among ViewPoint Financial Group, ViewPoint MHC and ViewPoint Bank on one hand and Sandler O’Neill & Partners, L.P. on the other hand.  If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable, will be delivered promptly to us.  If the offering is consummated, but some or all of an interested investor’s funds are not accepted by us, those funds will be returned to the interested investor promptly after closing, with interest.  If the offering is not consummated, any funds in the escrow account will be returned promptly, with interest, to the potential investor.

In the event that we sell common stock in a “stand by” underwritten public offering, we have agreed that Sandler O’Neill & Partners, L.P. will have the right to serve as sole book-running manager.  Any underwritten public offering will be conducted on a firm commitment basis.  In such case, the underwriters will purchase all shares of common stock not sold in the subscription offering or the community offering, if any such shares are purchased.  The aggregate price paid to us by or through the underwriters for the shares of common stock will be the number of shares sold multiplied by the $10.00 price per share, less the amount of an underwriting discount as negotiated between us and the underwriters and approved by the Office of Thrift Supervision and the Financial Industry Regulatory Authority.

If for any reason we cannot affect a syndicated community offering or underwritten public offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are a significant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible.  The Office of Thrift Supervision must approve any such arrangements.

Additional Limitations on Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the offering:

(i)	No person may purchase fewer than 25 shares of common stock;

(ii)	The maximum number of shares of common stock that may be purchased by a person or persons exercising subscription rights through a single qualifying deposit account held jointly is 200,000 shares;

(iii)
Our tax-qualified employee stock benefit plans, including our employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock sold in the offering, including shares sold and issued in the event of an increase in the offering range of up to 15%;

(iv)
Except for the tax-qualified employee stock benefit plans described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $4.0 million (400,000 shares) of common stock in all categories of the offering combined;

(v)
Current shareholders of ViewPoint Financial Group are subject to an ownership limitation.  As previously described, current shareholders of ViewPoint Financial Group will receive shares of New ViewPoint Financial Group common stock in exchange for their existing shares of ViewPoint Financial Group common stock at the conclusion of the offering.  The number of shares of common stock that a shareholder may purchase in the offering, together with associates or persons acting in concert with such shareholder, when combined with the shares that the shareholder and his or her associates will receive in exchange for existing ViewPoint Financial Group common stock, may not exceed 5% of the shares of common stock of New ViewPoint Financial Group to be issued and outstanding at the completion of the conversion and offering ; and

(vi)
The maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of ViewPoint Bank and their associates, in the aggregate, when combined with shares of common stock issued in exchange for existing shares, may not exceed 25% of the shares of New ViewPoint Financial Group common stock outstanding upon completion of the conversion and offering .

Depending upon market or financial conditions, our Board of Directors, with the approval of the Office of Thrift Supervision and without further approval of members of ViewPoint MHC, may decrease or increase the purchase and ownership limitations.  If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given, and, in our sole discretion, some other large subscribers who through their subscriptions evidence a desire to purchase the maximum allowable number of shares may be given, the opportunity to increase their subscriptions up to the then applicable limit.  The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by subscribers who choose to increase their subscriptions.  In the event that the maximum purchase limitation is increased to 5% of the shares sold in the offering, this limitation may be further increased to 9.99%,  provided  that orders for New ViewPoint Financial Group common stock exceeding 5% of the shares issued in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.

In the event of an increase in the offering range to up to 26,450,000 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion and reorganization:

(i)	to fill subscriptions by the tax-qualified employee stock benefit plans, including the employee stock ownership plan, for up to 10% of the total number of shares of common stock sold in the offering;

(ii)
in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

(iii)
to fill unfulfilled subscriptions in the community offering, with preference given first to natural persons residing in the Dallas/Ft. Worth Metroplex or the Texas counties of Collin, Dallas, Denton and Tarrant; then to ViewPoint Financial Group’s public shareholders as of April 29 , 2010, and then to members of the general public.

The term “associate” of a person means:

(i)
any corporation or organization, other than ViewPoint MHC, ViewPoint Financial Group, ViewPoint Bank or a majority-owned subsidiary of ViewPoint Financial Group or ViewPoint Bank, of which the person is a senior officer, partner or beneficial owner, directly or indirectly, of 10% or more of any equity security;

(ii)
any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, that for the purposes of subscriptions in the offering and restrictions on the sale of stock after the conversion, the term “associate” does not include a person who has a substantial beneficial interest in an employee stock benefit plan of ViewPoint Bank, or who is a trustee or fiduciary of such plan, and for purposes of aggregating total shares that may be held by officers and directors of ViewPoint MHC, ViewPoint Financial Group or ViewPoint Bank the term “associate” does not include any tax-qualified employee stock benefit plan of ViewPoint Bank; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of ViewPoint MHC, ViewPoint Financial Group or ViewPoint Bank.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)
a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” Persons exercising subscription rights through a single qualifying deposit account held jointly, whether or not related, will be deemed to be acting in concert unless we determine otherwise.

Our directors are not treated as associates of each other solely because of their membership on the Board of Directors.  Common stock purchased in the offering will be freely transferable except for shares purchased by executive officers and directors of New ViewPoint Financial Group or ViewPoint Bank and except as described below.  Any purchases made by any associate of New ViewPoint Financial Group or ViewPoint Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution.  In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities.  For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “- Certain Restrictions on Purchase or Transfer of Our Shares after Conversion” and “Restrictions on Acquisition of New ViewPoint Financial Group.”

Marketing Arrangements

To assist in the marketing of our common stock, we have retained Sandler O’Neill & Partners, L.P., which is a broker-dealer registered with the Financial Industry Regulatory Authority.  Sandler O’Neill & Partners, L.P. will assist us on a best efforts basis in the offering by:

(i)	consulting as to the financial and securities market implications of the plan of conversion;

(ii)	reviewing with our Board of Directors the financial impact of the offering on our company, based upon the independent appraiser's appraisal of our common stock;

(iii)	reviewing all offering documents;

(iv)	assisting in the design and implementation of a marketing strategy for the offering;

(v)	assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the offering; and

(vi)	providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the offering.

For these services, Sandler O’Neill & Partners, L.P. will receive 0.75% of the dollar amount of all shares of common stock sold in the subscription and community offering.  No sales fee will be payable to Sandler O’Neill & Partners, L.P. with respect to shares purchased by officers, directors and employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans.  In recognition of the long lead time involved in the conversion process, we have made an advance payment of $25,000 to Sandler O’Neill & Partners, L.P.  In the event that common stock is sold through a group of broker-dealers in a syndicated community offering, Sandler O’Neill & Partners, L.P. and Sterne, Agee & Leach, Inc. will receive an aggregate management fee of 0.75% of the aggregate dollar amount of the common stock sold in the syndicated community offering.  The total compensation payable to Sandler O’Neill & Partners, L.P., Sterne, Agee & Leach, Inc. and other selected dealers shall not exceed 5.5% in the aggregate.  Sandler O’Neill & Partners, L.P. will serve as sole book-running manager and Sterne, Agee & Leach, Inc. will serve as co-manager.  Sandler O’Neill & Partners, L.P. and Sterne, Agee & Leach, Inc. also will be reimbursed for allocable expenses, including attorney’s fees, in amount not to exceed $100,000.  Sandler O’Neill & Partners, L.P. will not receive any compensation in connection with the New ViewPoint Financial Group shares issued in exchange for existing ViewPoint Financial Group shares.

We will indemnify Sandler O’Neill & Partners, L.P. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock.  Other regular employees of ViewPoint Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction.  No offers or sales may be made by tellers or at the teller counters.  No sales activity will be conducted in a ViewPoint Bank banking office.  Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Sandler O’Neill & Partners, L.P.  Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock.  We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock.  None of our officers, directors or employees will be compensated in connection with their participation in the offering.

In addition, we have engaged Sandler O’Neill & Partners, L.P. to act as our records agent in connection with the conversion and offering.  In its role as records agent, Sandler O’Neill & Partners, L.P. will coordinate with our data processing contacts and interface with the Conversion Center to provide the records processing and the proxy and stock order services, including but not limited to: (1) consolidation of deposit accounts and vote calculation; (2) design and preparation of proxy  forms for the member vote  and stock order forms for the subscription and community offering; (3) organization and supervision of the Conversion Center; (4) proxy solicitation and special meeting services for the member meeting; and (5) subscription services.   For these services, Sandler O’Neill & Partners, L.P. will not receive any additional fees.

Neither Sandler O’Neill & Partners, L.P. nor Sterne, Agee & Leach, Inc. has prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor have they prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the conversion and offering.  Neither Sandler O’Neill & Partners, L.P. nor Sterne, Agee & Leach, Inc. expresses any opinion as to the prices at which common stock to be issued may trade.

Lock-up Agreements

We and each of our directors and executive officers, have agreed, for a period beginning on the date of the proxy statement/prospectus and ending 90 days after completion of the offering and conversion , without the prior written consent of Sandler O’Neill & Partners, L.P. , directly or indirectly, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.  The restricted period described above is subject to extension under limited circumstances.  In the event that either (1) during the period that begins on the date that is 15 calendar days plus three (3) business days before the last day of the restricted period and ends on the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions set forth herein will continue to apply until the expiration of the date that is 15 calendar days plus three (3) business days after the date on which the earnings release is issued or the material news or event related to us occurs.

Offering Deadline

The subscription and community offerings will expire at 5 :00 p.m., Central Time, on June 15 , 2010, unless extended, without notice to you, for up to 45 days.  Any extension of the subscription and/or community offering beyond July 30 , 2010 would require the Office of Thrift Supervision’s approval.  In such event, we would conduct a resolicitation.  Purchasers would have the opportunity to maintain, change or cancel their stock orders within a specified period.  If a purchaser does not respond during the resolicitation period, his or her stock order will be canceled and payment will be returned promptly, with interest calculated at ViewPoint Bank’s regular savings rate, and deposit account withdrawal authorizations will be canceled.  We will not execute orders until at least the minimum number of shares offered has been sold.  If we have not sold the minimum by the expiration date or any extension thereof, we will terminate the offering and cancel all orders, as described above.  Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 28 , 2012, which is two years after the special meeting of members to vote on the plan of conversion.  We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal orders and promptly return all funds submitted, with interest calculated at ViewPoint Bank’s regular savings rate from the date of receipt.

Prospectus Delivery

To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver any later than two days prior to the expiration date.  Execution of an order form will confirm receipt of delivery in accordance with Rule 15c2-8.  Order forms will only be distributed with or preceded by a prospectus.

Procedure for Purchasing Shares in the Subscription and Community Offerings

Use of Stock Order Forms.  In order to purchase shares of common stock in the subscription offering and community offering, you must submit a properly completed original stock order form and remit full payment.  Incomplete stock order forms or stock order forms that are not signed are not required to be accepted.  We are not required to accept stock orders submitted on photocopied or facsimiled stock order forms.  All stock order forms must be received (not postmarked) prior to 5 :00 p.m. Central Time, on June 15 , 2010 at our Conversion Center.  We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate withdrawal instructions.  We are not required to notify purchasers of incomplete or improperly executed stock order forms.  We have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but we do not represent that we will do so.  You may submit your stock order form and payment by mail using the stock order reply envelope provided, by bringing your stock order form to our Conversion Center, or by overnight delivery to the indicated address on the order form.  Our Conversion Center is located at 1201 W. 15th Street, Second Floor , Plano, Texas 75057 .  Stock order forms also may be delivered to ViewPoint Bank's full service  banking offices.  Once tendered, a stock order form cannot be modified or revoked without our consent.  We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.

If you are ordering shares in the subscription offering, by signing the stock order form you are representing that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares.  Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the stock order forms will be final.

By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by ViewPoint Bank or any federal or state government, and that you received a copy of this prospectus.  However, signing the stock order form will not cause you to waive your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.  We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion.

Payment for Shares.  Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid.  You may not submit cash or wire transfers.  Payment for shares may be made by:

(i)	personal check, bank check or money order, made payable to “ViewPoint Financial Group, Inc.”; or

(ii)	authorization of withdrawal from the types of ViewPoint Bank deposit accounts designated on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at ViewPoint Bank are provided on the order forms.  The funds designated must be available in the account(s) at the time the stock order form is received.  A hold will be placed on these funds, making them unavailable to the depositor.  Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made.  Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest calculated at the current regular savings rate subsequent to the withdrawal.  In the case of payments made by check or money order, these funds must be available in the account(s) and will be immediately cashed and placed in a segregated account at ViewPoint Bank or another depository institution and will earn interest calculated at ViewPoint Bank’s regular savings rate from the date payment is processed until the offering is completed, at which time a subscriber will be issued a check for interest earned.

You may not remit ViewPoint Bank line of credit checks, and we will not accept third-party checks, including those payable to you and endorsed over to New ViewPoint Financial Group.  You may not designate on your stock order form a direct withdrawal from a ViewPoint Bank retirement account.  See “- Using Retirement Account Funds to Purchase Shares” for information on using such funds.  Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by July 30 , 2010, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

Regulations prohibit ViewPoint Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion and offering .  This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until consummation of the offering, provided that there is a loan commitment from an unrelated financial institution or New ViewPoint Financial Group to lend to the employee stock ownership plan the necessary amount to fund the purchase.

Using Retirement Account Funds to Purchase Shares

Persons interested in purchasing common stock using funds currently in an individual retirement account (“IRA”) or any other retirement account, whether held through ViewPoint Bank or elsewhere, should contact our Conversion Center for guidance.  Please contact the Conversion Center as soon as possible, preferably at least two weeks prior to the June 15 , 2010 offering deadline, because processing these transactions takes additional time, and whether these funds can be used may depend on limitations imposed by the institution where the funds are currently held.  Additionally, if these funds are not currently held in a self-directed retirement account, then before placing your stock order, you will need to establish one with an independent trustee or custodian, such as a brokerage firm.  The new trustee or custodian will hold the shares of common stock in a self-directed account in the same manner as we now hold retirement account funds.  An annual administrative fee may be payable to the new trustee or custodian.  Assistance on how to transfer such retirement accounts can be obtained from the Conversion Center.

If you wish to use some or all of your funds that are currently held in a ViewPoint Bank IRA or other retirement account, you may not designate on the stock order form that you wish funds to be withdrawn from the account(s) for the purchase of common stock.  Before you place your stock order, the funds you wish to use must be transferred from those accounts to a self-directed retirement account at an independent trustee or custodian, as described above.

Delivery of Stock Certificates

Certificates representing shares of common stock issued in the subscription and community offering will be mailed to the persons entitled thereto at the certificate registration address noted by them on the stock order form, as soon as practicable following consummation of the conversion.  Any certificates returned as undeliverable will be held by our transfer agent until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law.  Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading . S ee “- Exchange of Existing Shareholders’ Stock Certificates.”

Other Restrictions

Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority.  We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished.  In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a State of the United States with respect to which any of the following apply: (a) a small number of persons otherwise eligible to subscribe for shares under the plan of conversion and reorganization reside in the state; (b) the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of the state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in the state; or (c) registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Office of Thrift Supervision regulations prohibit any person with subscription rights, including Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise.  These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering stock purchase on the stock order form, shareholders must register the stock in the same name as appearing on the account.  Shareholders should not add the name(s) of persons who do not have subscription rights or who qualify only in a lower purchase priority than you do.  Doing so may jeopardize their subscription rights.  Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of the shares.  The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Conversion Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering.  If you have any questions regarding the conversion or offering, please call or visit our Conversion Center, located at 1201 W. 15th Street, Second Floor , Plano, Texas 75057 .  The telephone number is (972) 801-5781 or, toll-free, (877) 613-8160 .  The Conversion Center is open Monday through Friday between 9 :00 a.m. and 5 :00 p.m., Central Time.  The Conversion Center will be closed weekends and bank holidays.

Liquidation Rights

Liquidation prior to the conversion.  In the unlikely event of a complete liquidation of ViewPoint MHC or ViewPoint Financial Group prior to the conversion, all claims of creditors of ViewPoint Financial Group, including those of depositors of ViewPoint Bank (to the extent of their deposit balances), would be paid first.  Thereafter, if there were any assets of ViewPoint Financial Group remaining, these assets would be distributed to shareholders, including ViewPoint MHC.  Then, if there were any assets of ViewPoint MHC remaining, members of ViewPoint MHC would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in ViewPoint Bank immediately prior to liquidation.

Liquidation following the conversion.  In the unlikely event that New ViewPoint Financial Group and ViewPoint Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” maintained by New ViewPoint Financial Group pursuant to the plan of conversion to certain depositors, with any assets remaining thereafter distributed to New ViewPoint Financial Group as the holder of ViewPoint Bank capital stock.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a “liquidation account” by New ViewPoint Financial Group for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to ViewPoint MHC’s ownership interest in the total shareholder’s equity of New ViewPoint Financial Group as of the date of its latest balance sheet contained in this proxy statement/prospectus.  The plan of conversion also provides that New ViewPoint Financial Group shall cause the establishment of a bank liquidation account.

The liquidation account to be established by New ViewPoint Financial Group is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of New ViewPoint Financial Group and ViewPoint Bank.  Specifically, in the unlikely event that New ViewPoint Financial Group and ViewPoint Bank were to completely liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation account maintained by New ViewPoint Financial Group.  In a liquidation of both entities, or of ViewPoint Bank, when New ViewPoint Financial Group has insufficient assets to fund the distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and ViewPoint Bank has positive net worth, ViewPoint Bank shall pay amounts necessary to fund New ViewPoint Financial Group’s remaining obligations under the liquidation account.  The plan of conversion also provides that if New ViewPoint Financial Group is sold or liquidated apart from a sale or liquidation of ViewPoint Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by New ViewPoint Financial Group shall be surrendered and treated as a liquidation account in ViewPoint Bank.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Office of Thrift Supervision, New ViewPoint Financial Group will eliminate or transfer the liquidation account and the interests in such account to ViewPoint Bank and the liquidation account shall thereupon become the liquidation account of ViewPoint Bank and not be subject in any manner or amount to New ViewPoint Financial Group’s creditors.

Also, under the rules and regulations of the Office of Thrift Supervision, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which New ViewPoint Financial Group or ViewPoint Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in ViewPoint Bank on December 31, 2008, or March 31, 2010.  Each Eligible Account Holder and Supplemental Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on December 31, 2008 or March 31, 2010 bears to the balance of all deposit accounts in ViewPoint Bank on such dates.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on December 31, 2008 or March 31, 2010 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and the interest will cease to exist if the deposit account is closed.  In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account.  Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor.  Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to New ViewPoint Financial Group as the sole shareholder of ViewPoint Bank.

Material Income Tax Consequences

Although the conversion may be effected in any manner approved by the Office of Thrift Supervision that is consistent with the purposes of the plan of conversion and applicable law, regulations and policies, it is intended that the conversion will be effected through various mergers.  Completion of the offering is conditioned upon the prior receipt of an opinion of counsel or a tax advisor with respect to federal and Texas tax laws to the effect that no gain or loss will be recognized by ViewPoint MHC, ViewPoint Financial Group or ViewPoint Bank as a result of the conversion or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued.  We have received an opinion from Silver, Freedman & Taff, L.L.P. as to the federal tax consequences of the conversion.  We have also received an opinion from Crowe Horwath LLP to the effect that, more likely than not the income tax consequences under Texas law of the offering are not materially different than for federal income tax purposes.

Silver, Freedman & Taff, L.L.P. has issued an opinion to ViewPoint MHC, ViewPoint Bank and New ViewPoint Financial Group that for federal income tax purposes:

1.	The merger of ViewPoint MHC with and into ViewPoint Financial Group will qualify as a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.
The constructive exchange of the Eligible Account Holders’ and Supplemental Eligible Account Holders’ voting and liquidation rights in ViewPoint MHC for liquidation interests in ViewPoint Financial Group in the merger will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.
ViewPoint MHC will not recognize any gain or loss on the transfer of its assets to ViewPoint Financial Group and ViewPoint Financial Group’s assumption of its liabilities, if any, in constructive exchange for liquidation interests in ViewPoint Financial Group or on the constructive distribution of such liquidation interests to the members of ViewPoint MHC who are Eligible Account Holders or Supplemental Eligible Account Holders of ViewPoint Bank.  (Section 361(a), 361(c) and 357(a) of the Internal Revenue Code)

4.
No gain or loss will be recognized by ViewPoint Financial Group upon the receipt of the assets of ViewPoint MHC in the merger in exchange for the constructive transfer of liquidation interests in ViewPoint Financial Group to the members of ViewPoint MHC who are Eligible Account Holders and Supplemental Eligible Account Holders.  (Section 1032(a) of the Internal Revenue Code)

5.
Eligible Account Holders and Supplemental Eligible Account Holders will recognize no gain or loss upon the constructive receipt of liquidation interests in ViewPoint Financial Group in exchange for their voting and liquidation rights in ViewPoint MHC.  (Section 354(a) of the Internal Revenue Code)

6.
The basis of the assets of ViewPoint MHC to be received by ViewPoint Financial Group in the merger will be the same as the basis of such assets in the hands of ViewPoint MHC immediately prior to the transfer.  (Section 362(b) of the Internal Revenue Code)

7.
The holding period of the assets of ViewPoint MHC to be received by ViewPoint Financial Group in the merger will include the holding period of those assets in the hands of ViewPoint MHC immediately prior to the transfer.  (Section 1223(2) of the Internal Revenue Code)

8.
The merger of ViewPoint Financial Group with and into New ViewPoint Financial Group will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.

9.
The exchange of common stock of ViewPoint Financial Group held by shareholders other than ViewPoint MHC for New ViewPoint Financial Group common stock and the constructive exchange of the Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in ViewPoint Financial Group for interests in the liquidation account of New ViewPoint Financial Group will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.
ViewPoint Financial Group will not recognize any gain or loss on the transfer of its assets to New ViewPoint Financial Group and New ViewPoint Financial Group’s assumption of its liabilities in the merger pursuant to which shares of common stock will be received by shareholders of ViewPoint Financial Group other than ViewPoint MHC in exchange for their shares of ViewPoint Financial Group common stock and Eligible Account Holders and Supplemental Eligible Account Holders will receive interests in the liquidation account of New ViewPoint Financial Group in exchange for their liquidation interests in ViewPoint Financial Group.  (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code)

11.	No gain or loss will be recognized by New ViewPoint Financial Group upon the receipt of the assets of ViewPoint Financial Group in the merger. (Section 1032(a) of the Internal Revenue Code)

12.
Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon their constructive exchange of their liquidation interests in ViewPoint Financial Group for interests in the liquidation account of New ViewPoint Financial Group.  (Section 354 of the Internal Revenue Code)

13.
No gain or loss will be recognized by shareholders of ViewPoint Financial Group other than ViewPoint MHC upon their exchange of shares of ViewPoint Financial Group common stock for New ViewPoint Financial Group common stock in the merger, except for cash paid in lieu of fractional share interests.  (Section 354 of the Internal Revenue Code)

14.
The basis of the assets of ViewPoint Financial Group to be received by New ViewPoint Financial Group in the merger will be the same as the basis of those assets in the hands of ViewPoint Financial Group immediately prior to the transfer.  (Section 362(b) of the Internal Revenue Code)

15.
The holding period of the assets of ViewPoint Financial Group to be received by New ViewPoint Financial Group in the merger will include the holding period of those assets in the hands of ViewPoint Financial Group immediately prior to the transfer.  (Section 1223(2) of the Internal Revenue Code)

16.
It is more likely than not that the fair market value of the nontransferable subscription rights to purchase New ViewPoint Financial Group common stock is zero.  Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon distribution to them of nontransferable subscription rights to purchase shares of New ViewPoint Financial Group common stock.  (Section 356(a) of the Internal Revenue Code)  Gain, if any, realized by these account holders and members will not exceed the fair market value of the subscription rights distributed.  Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not recognize any gain as the result of the exercise by them of nontransferable subscription rights.

17.
It is more likely than not that the fair market value of the benefit provided by the liquidation account of ViewPoint Bank supporting the payment of the liquidation account of New ViewPoint Financial Group in the event New ViewPoint Financial Group lacks sufficient net assets is zero.  Accordingly, it is more likely than not that no gain or loss will be recognized by New ViewPoint Financial Group or Eligible Account Holders and Supplemental Eligible Account Holders from the establishment or maintenance of the liquidation account of ViewPoint Bank or the distribution to New ViewPoint Financial Group of rights in, or deemed distribution to Eligible Account Holders and Supplemental Eligible Account Holders of rights in the liquidation account of ViewPoint Bank in the merger.  (Section 356(a) of the Internal Revenue Code)

18.
Each shareholder’s aggregate basis in his or her New ViewPoint Financial Group common stock received in exchange for shares of ViewPoint Financial Group common stock in the merger will be the same as the aggregate basis of the shares surrendered in exchange therefor, subject to the cash in lieu of the fractional share interest provisions of Paragraph 23 below.  (Section 358(a) of the Internal Revenue Code)

19.
It is more likely than not that the basis of the New ViewPoint Financial Group common stock purchased in the offering through the exercise of nontransferable subscription rights will be the purchase price thereof.  (Section 1012 of the Internal Revenue Code)

20.
Each shareholder’s holding period in his or her New ViewPoint Financial Group common stock received in exchange for shares in ViewPoint Financial Group common stock in the merger will include the period during which these shares were held, provided that the shares are a capital asset in the hands of the shareholder on the date of the exchange.  (Section 1223(1) of the Internal Revenue Code)

21.
The holding period of the New ViewPoint Financial Group common stock purchased pursuant to the exercise of subscription rights will commence on the date on which the right to acquire this stock was exercised.  (Section 1223(5) of the Internal Revenue Code)

22.
No gain or loss will be recognized by New ViewPoint Financial Group on the receipt of money in exchange for New ViewPoint Financial Group common stock sold in the offering.  (Section 1032 of the Internal Revenue Code)

23.
The payment of cash to former holders of ViewPoint Financial Group common stock in lieu of fractional share interests of New ViewPoint Financial Group will be treated as though fractional share interests of New ViewPoint Financial Group common stock were distributed as part of the merger and then redeemed by New ViewPoint Financial Group.  The cash payments will be treated as distributions in full payment for the fractional share interests deemed redeemed under Section 302(a) of the Internal Revenue Code, with the result that such shareholders will have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional share interests.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to ViewPoint MHC, ViewPoint Financial Group, ViewPoint Bank, New ViewPoint Financial Group, persons receiving subscription rights and shareholders of ViewPoint Financial Group.  The tax opinion as to items 16 and 19 above is based on the position that subscription rights to be received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members do not have any economic value at the time of distribution or the time the subscription rights are exercised.  In this regard, Silver, Freedman & Taff, L.L.P. noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering.  The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value.  Based on the foregoing, Silver, Freedman & Taff, L.L.P. believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value.  However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances.  If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on a distribution.  Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

We also have received a letter from Feldman Financial Advisors, Inc. stating its belief that the subscription rights do not have any ascertainable fair market value and that the price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of exercise.  This position is based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at the same price that will be paid by members of the general public in any community offering.

The tax opinion as to item 17 above is based on the position that the benefit provided by the ViewPoint Bank liquidation account supporting the payment of the liquidation account in the event New ViewPoint Financial Group lacks sufficient net assets has a fair market value of zero.  We understand that:  (i) there is no history of any holder of a liquidation account receiving any payment attributable to a liquidation account; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in ViewPoint Bank are reduced; and (iv) the ViewPoint Bank liquidation account payment obligation arises only if New ViewPoint Financial Group lacks sufficient net assets to fund the liquidation account.

In addition, we have received a letter from Feldman Financial Advisors, Inc. stating its belief that the benefit provided by the ViewPoint Bank liquidation account supporting the payment of the liquidation account in the event New ViewPoint Financial Group lacks sufficient net assets does not have any economic value at the time of the merger of ViewPoint Financial Group and New ViewPoint Financial Group.  Based on the foregoing, Silver, Freedman & Taff, L.L.P. believes it is more likely than not that such rights in the ViewPoint Bank liquidation account have no value.  If these rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder and Supplemental Eligible Account Holder in the amount of the fair market value as of the date of the merger of ViewPoint Financial Group and New ViewPoint Financial Group.

We do not plan to apply for a private letter ruling from the Internal Revenue Service concerning the transactions described herein.  Unlike private letter rulings issued by the Internal Revenue Service, opinions of counsel are not binding on the Internal Revenue Service or any state tax authority, and these authorities may disagree with the opinions.  In the event of a disagreement, there can be no assurance that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

The federal and state tax opinions have been filed with the Securities and Exchange Commission as exhibits to New ViewPoint Financial Group’s registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion

All shares of common stock purchased in the offering by a director or an executive officer of ViewPoint Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer.  Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction.  Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted.  The directors and executive officers of New ViewPoint Financial Group also will be restricted by the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934.

Purchases of shares of our common stock by any of our directors, executive officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision.  This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock-based incentive plans or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans.

Office of Thrift Supervision regulations prohibit New ViewPoint Financial Group from repurchasing its shares of common stock during the first year following the conversion unless compelling business reasons exist for such repurchases.  After one year, the Office of Thrift Supervision does not impose any repurchase restrictions.

The Board of Directors recommends that you vote “FOR” the Amended and Restated Plan of Conversion and Reorganization of ViewPoint MHC.

PROPOSAL 2 — ELECTION OF DIRECTORS

ViewPoint Financial Group’s Board of Directors is currently composed of seven members, each of whom is also a director of ViewPoint Bank.  ViewPoint’s Board of Directors is currently composed of eight members, the seven ViewPoint Financial Group directors and Brian McCall of Plano, Texas, who serves as the eighth director.  Approximately one-third of the directors are elected annually.  Directors are elected to serve for a three-year term or until their respective successors are elected and qualified.  See “Management” section beginning on page 149 of this proxy statement/prospectus for information regarding director and executive officer compensation and related matters.

The following table sets forth certain information regarding the composition of ViewPoint Financial Group’s Board of Directors, including each director’s term of office.  The ViewPoint Financial Group Board of Directors, acting on the recommendation of the Nominating Committee, has recommended and approved the nomination of Gary D. Basham and Jack D. Ersman to serve as directors for a term of three years to expire at the annual meeting of shareholders to be held in 2013.

It is intended that the proxies solicited on behalf of the ViewPoint Financial Group Board of Directors (other than proxies in which the authority to vote for a nominee is withheld) will be voted at the annual meeting “FOR” the election of Gary D. Basham and Jack D. Ersman as directors.  If Mr. Basham or Mr. Ersman is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute nominee as the Board of Directors, acting on the recommendations of the Nominating Committee, may recommend.  At this time, we know of no reason why Mr. Basham or Mr. Ersman might be unable to serve if elected.  Except as disclosed in this proxy statement/prospectus, there are no arrangements or understandings between the nominees and any other person pursuant to which the nominees were selected.  The Board of Directors unanimously recommends that you vote AFOR@ the election of the nominees whose names appear below.

Name	Age(1)	Position(s) Held in ViewPoint Financial Group	Director Since(2)	Term of Office Expires

NOMINEES

Gary D. Basham	66	Vice Chairman of the Board	1988	2010
Jack D. Ersman	67	Director	1989	2010

DIRECTORS REMAINING IN OFFICE

James B. McCarley	66	Chairman of the Board	1992	2011
Karen H. O’Shea	59	Director	1998	2011
Garold R. Base	62	Director, President and CEO	2006	2012
Anthony J. LeVecchio	63	Director	2006	2012
V. Keith Sockwell	67	Director	1987	2012

(1)	As of December 31, 2009.
(2)	Includes service as a director of ViewPoint Bank and its predecessor entity.

Business Background of Our Directors

Beyond their service with ViewPoint Financial Group and ViewPoint Bank, our directors are accomplished business professionals who have demonstrated a sincere commitment and enthusiasm to us and to their communities.  To stay abreast of important regulatory changes and financial industry trends, our board members attend multiple bank and financial institution industry conferences and educational programs, generally totaling 20 to 30 hours per year or more.  Six of our seven directors have at least 12 years of experience as an executive officer or board member of a financial institution, and the remaining board member has served on the board of three public companies outside of ViewPoint Financial Group and is our audit committee financial expert.  The business experience of each director and director nominee for at least the past five years is set forth below.

Garold (Gary) R. Base.  Mr. Base has served as the President and Chief Executive Officer of ViewPoint Financial Group since its inception in 2006 and ViewPoint Bank (including its predecessor entity) since 1987.  He is on the Board of Directors of both institutions.  Additionally he currently serves on the Office of Thrift Supervision’s Mutual Savings Association Advisory Committee, and has served as a Director of the North Texas Tollway Authority, Trustee of the Plano School District, Member of the Thrift Advisory Board of the Federal Reserve, Advisory Board Member of Fannie Mae, Chairman of the Plano Chamber of Commerce, Board Member of the North Dallas Chamber of Commerce, Chairman of a Texas State Commission, Director of the Texas Bankers Association and in a number of other positions locally and nationally.  During his tenure with ViewPoint Bank, Mr. Base has overseen the bank’s growth from two locations and $179 million in assets to the $2.4 billion community bank that it is today.  Mr. Base’s over 40 years of executive management experience in financial institutions, combined with his drive for innovation and excellence, position him well to serve as a director and as President and Chief Executive Officer of ViewPoint Financial Group.

Gary D. Basham.  Mr. Basham has served on the Board of Directors of ViewPoint Financial Group since its inception in 2006 and of ViewPoint Bank (including its predecessor entity) since 1988.  He was named Vice Chairman of the Board in 2005.  Mr. Basham serves as Chairman of the Legislative Committee and is also a member of the Audit, Compensation, Executive and Lending Committees.  Prior to his retirement in April 2005, Mr. Basham served as the Director of Sales for the Western United States and Mexico for OSRAM Opto Semiconductor, a division of OSRAM Sylvania and a wholly-owned subsidiary of Siemens AG.  From November 1990 until November 2002, Mr. Basham served as the Director of Sales for the Southeastern/South Central regions of the United States for Infineon Technologies AG (formerly Siemens Semiconductors).  With over 20 years of service on the Board of Directors of ViewPoint Bank and its predecessor entity, Mr. Basham has a deep knowledge and understanding of the institution’s business, history and market area.  Additionally, his five years of financial institution management experience in the collections and retail areas, and his role as a founder of one such institution, give him an additional perspective that has proven valuable to his role as a director.

Jack D. Ersman.  Mr. Ersman has served on the Board of Directors of ViewPoint Financial Group since its inception in 2006 and of ViewPoint Bank (including its predecessor entity) since 1989.  Mr. Ersman serves as Chairman of the Lending Committee and is also a member of the Audit, Compensation, Executive and Nominating Committees and the Board of Directors of our mortgage banking subsidiary.  He has been an automobile dealer doing business as Village Motors, located in Sachse, Texas, since 1983.  Mr. Ersman also served as a Senior Vice President and Loan Manager of ViewPoint Bank’s predecessor entity from 1970 to 1989.  With 19 years of experience as a senior lending officer and more than 26 years operating a successful business, Mr. Ersman brings a unique perspective to the Board and is well-suited for his role as the Chairman of our Lending Committee.

James B. McCarley.  Mr. McCarley has served on the Board of Directors of ViewPoint Financial Group since its inception in 2006 and of ViewPoint Bank (including its predecessor entity) since 1992.  He has served as Chairman of the Board since 1999.  Mr. McCarley serves as Chairman of the Executive Committee and is also a member of the Compensation, Legislative and Nominating Committees.  Since January 1996, Mr. McCarley has served as President of James McCarley Consultants, a governmental affairs consulting company.  He served as Executive Director of the Dallas Regional Mobility Coalition (DRMC) on a contract basis from 1996 until his retirement in 2007.  DRMC is a voluntary coalition of five counties and 27 cities in the Texas Department of Transportation Dallas District that promotes mobility issues, projects and programs for transportation improvements.  During his service with the DRMC, he served as interim Executive Director of the North Texas Tollway Authority, a Regional Tollway Authority comprised of four counties in North Texas.  His service there included responsibility for development of tollway facilities through public revenue bond funding for various projects over $2 billion and operation of the Regional Agency.  From February 1987 through January 1996, Mr. McCarley served as the Assistant City Manager-Director of Public Safety for the City of Plano, Texas.  During a portion of his service with the City of Plano he had oversight of the Finance Department and Tax Department along with Budget Planning.  Prior to 1987, Mr. McCarley spent 23 years in law enforcement, including serving nearly 11 years as the Chief of Police for the City of Plano, Texas.  McCarley was also a founding Director Equity investor of the Town and Country Savings and Loan (State Chartered) in McKinney and served on the Loan Committee of that entity prior to its sale to another institution in the early eighties.

With 29 years of combined experience serving on the boards of directors of two different financial institutions, 20 years of senior executive experience with public entities and 14 years as the owner-operator of a successful legislative relations business, Mr. McCarley has a diverse and well-rounded background for his role as Chairman of the Board of Directors.  Additionally, his personal and professional relationships with a litany of local, state and federal elected officials, and his extensive network of professional contacts within our business area, have regularly proven to be valuable to ViewPoint Bank.

Karen H. O’Shea.  Ms. O’Shea has served on the Board of Directors of ViewPoint Financial Group since its inception in 2006 and of ViewPoint Bank (including its predecessor entity) since 1998.  Ms. O’Shea chairs the Nominating Committee and is also a member of the Audit, Compensation (Co-Chair), Asset Liability Management and Executive Committees.  Prior to her retirement in 2008, she was Vice President of Communications and Public Relations for Lennox International Inc., a NYSE-listed manufacturer of heating and air conditioning equipment. During her 25 years at Lennox, Ms. O’Shea’s responsibilities included media relations, corporate communications, investor relations and human resources, including compensation and employee development.  Prior to her 25 years at Lennox, she was a teacher, an owner and manager of a retail business, and an editor for a major Texas metropolitan newspaper.  She also served on the Board of Directors of Richardson Regional Medical Center for eight years, including a term as Vice-Chairman.  Ms. O’Shea’s expertise in corporate communications for a NYSE-listed company and her experience in human resources, employee development and compensation, as well as her experience on the boards of both a large regional medical institution and a publicly-traded financial institution, give her a broad range of experience she draws upon for her service on our board and her assigned committees.

V. Keith Sockwell.  Mr. Sockwell has served on the Board of Directors of ViewPoint Financial Group since its inception in 2006 and of ViewPoint Bank (including its predecessor entity) since 1987.  Mr. Sockwell serves as Chairman of the Compensation Committee and is also a member of the Legislative and Nominating Committees and the Board of Directors of our mortgage banking subsidiary.  He is the Chief Executive Officer/Chairman of Cambridge Strategic Services.  Mr. Sockwell retired after 40 years in public education where he served as Deputy Superintendent of the Plano Independent School District and Superintendent of the Northwest Independent School District.  He is a member of the Texas Association of School Administrators.  He served on the Executive Committees for the Texas School Coalition and the Fast Growth Coalition of Texas Public Schools.  Mr. Sockwell’s years of executive management with large public educational organizations provided him extensive experience in budgeting, financial management and human resources that prove valuable in his role as a board member.  In addition, his 23 years of service on our Board of Directors gives him an important historical perspective on our business.

Anthony J. LeVecchio.  Mr. LeVecchio joined the Board of Directors of ViewPoint Financial Group and ViewPoint Bank in September 2006.  Mr. LeVecchio serves as Chairman of the Audit Committee and is also a member of the Compensation, Legislative, Asset Liability Management and Lending Committees.  Mr. LeVecchio is President and Principal of The James Group, Inc., a Plano, Texas-based consulting group that focuses on providing executive support to businesses throughout the United States.  Prior to founding The James Group, Mr. LeVecchio served as Senior Vice President and Chief Financial Officer of VHA Southwest, Inc., a regional health care system comprised of not-for-profit hospitals in Texas.  Before VHA Southwest, Mr. LeVecchio served in various senior financial management capacities with Phillips Information Systems, Exxon Office Systems and Xerox Corporation.  Mr. LeVecchio currently serves on the boards of directors of several public and private companies, including Microtune, Inc. (a Plano-based semiconductor company), Ascendant Solutions (a value-oriented investment firm based in Dallas) and DG Fast Channel (a technology company based in Dallas, Texas).  Mr. LeVecchio, who serves as our audit committee financial expert, holds a Bachelor of Economics and an M.B.A. in Finance from Rollins College.  His broad experience serving on the boards of publicly-traded companies, together with his expertise and extensive experience in accounting and finance and his sharp focus on the financial efficiency and profitability of the institution, have contributed significantly to our efforts since he joined the Board in 2006.

Director Independence

The Board of Directors of ViewPoint Financial Group has determined that all of its directors, with the exception of Garold R. Base, our President and Chief Executive Officer, are “independent directors,” as that term is defined by applicable listing standards of the Marketplace Rules of the NASDAQ Global Select Market and by the Securities and Exchange Commission.  These independent directors are Gary D. Basham, Jack D. Ersman, Anthony J. LeVecchio, James B. McCarley, Karen H. O’Shea, and V. Keith Sockwell.

Corporate Governance

Board Leadership Structure.  The Board has placed the responsibilities of Chairman with an independent nonexecutive member of the Board which we believe provides better accountability between the Board and our management team.  We believe it is beneficial to have an independent Chairman whose sole responsibility to us is leading our Board members as they provide leadership to our executive team.  Our Chairman is responsible for providing leadership to the Board and facilitating communication among the directors; setting the Board meeting agendas in consultation with the President and CEO; and presiding at Board meetings, executive sessions and shareholder meetings.  This delineation of duties allows the President and CEO to focus his attention on managing the day-to-day business of the Company.  We believe this structure provides strong leadership for our Board, while positioning our President and CEO as the leader of the company in the eyes of our customers, employees and other stakeholders.

Executive sessions of the non-management directors without management in attendance are provided for at each regularly scheduled Board meeting and are chaired by our non-executive Chairman of the Board.

Board Role in Risk Oversight. The Board of Directors is responsible for consideration and oversight of risks facing ViewPoint Financial Group, and is responsible for ensuring that material risks are identified and managed appropriately.  The Audit Committee meets quarterly with management in order to review our major financial risk exposures and the steps management is taking to monitor and control such exposures.  Directors also serve on various committees that focus on major areas of risk in ViewPoint Financial Group that include but are not limited to loans, investments, technology and compensation.  Directors discuss risk and risk mitigation strategies with management within these committees.  All risk oversight discussions are included in committee reports to the full Board of Directors.

Board Meetings and Committees.  Meetings of ViewPoint Financial Group’s Board of Directors are generally held on a quarterly basis.  The membership of ViewPoint Bank’s Board of Directors is identical to ViewPoint Financial Group’s Board of Directors, with the exception of Brian McCall, who only serve as a Director of ViewPoint Bank.  Meetings of ViewPoint Bank’s Board of Directors are generally held on a monthly basis.  For the fiscal year ended December 31, 2009, the Board of Directors of ViewPoint Financial Group held ten meetings and the Board of Directors of ViewPoint Bank held 12 regular meetings and five special meetings.  During fiscal year 2009, no incumbent director attended fewer than 75% in the aggregate of the total number of meetings of each Board and the total number of meetings held by the committees of each Board on which committees he or she served.

The Board of Directors of ViewPoint Financial Group has four standing committees: Executive, Compensation, Audit and Nominating.  Information regarding the functions of the Board’s committees, their present membership and the number of meetings held by each committee for the year ended December 31, 2009, is set forth below:

Executive Committee.  The Executive Committee is authorized, to the extent permitted by law, to act on behalf of the Board of Directors on all matters that may arise between regular meetings of the Board upon which the Board of Directors would be authorized to act.  The current members of the Executive Committee are James McCarley (Chair), Gary Basham, Jack Ersman and Karen O’Shea.  During 2009, this committee held 12 meetings.

Compensation Committee.  The Compensation Committee operates under a formal written charter adopted by the Board of Directors.  The Compensation Committee is responsible for (i) determining and evaluating the compensation of the Chief Executive Officer and other executive officers and key employees, (ii) reviewing and monitoring existing compensation plans, policies and programs and recommending changes to the goals and objectives of these plans, policies and programs to the entire Board, and (iii) reviewing and recommending new compensation plans, policies and programs.  See also “Management - Compensation Discussion and Analysis” below.

During 2009, Directors Sockwell (Chair), O’Shea (Co-Chair), Basham, Ersman, LeVecchio and McCarley were members of the Compensation Committee.  In 2009, the Compensation Committee held five meetings.

Audit Committee.  The Audit Committee operates under a formal written charter adopted by the Board of Directors.  The Audit Committee is appointed by the Board of Directors to provide assistance to the Board in fulfilling its oversight responsibility relating to the integrity of our consolidated financial statements and the financial reporting processes, the systems of internal accounting and financial controls, compliance with legal and regulatory requirements, the annual independent audit of our consolidated financial statements, the independent auditors qualifications and independence, the performance of our internal audit function and independent auditors and any other areas of potential financial risk to ViewPoint Financial Group specified by its Board of Directors.  The Audit Committee also is responsible for the appointment, retention and oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by the independent auditors.

The current members of the Audit Committee are Anthony LeVecchio (Chair), Gary Basham, Jack Ersman and Karen O’Shea.  All members of the Audit Committee, in addition to being independent as defined under Rule 4200 (a)(15) of the NASDAQ Marketplace Rules, (i) meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934 and (ii) are able to read and understand fundamental financial statements, including our balance sheet, income statement, and cash flow statement.  Additionally, Anthony LeVecchio has had past employment experience in finance or accounting and/or requisite professional certification in accounting that results in his financial sophistication.  The Board of Directors has determined that Mr. LeVecchio meets the requirements adopted by the SEC for qualification as an “audit committee financial expert.”  During 2009, the Audit Committee held seven meetings.

Nominating Committee.  The Nominating Committee operates under a formal written charter adopted by the Board of Directors.  The Nominating Committee is responsible for identifying and recommending director candidates to serve on the Board of Directors.  Final approval of director nominees is determined by the full Board, based on the recommendations of the Nominating Committee.  The nominees for election at the meeting identified in this Form 10-K were recommended to the Board by the Nominating Committee.  The Nominating Committee has the following responsibilities under its charter:

(i)	Recommend to the Board the appropriate size of the Board and assist in identifying, interviewing and recruiting candidates for the Board;

(ii)
Recommend candidates (including incumbents) for election and appointment to the Board of Directors, subject to the provisions set forth in our charter and bylaws relating to the nomination or appointment of directors, based on the following criteria: business experience, education, integrity and reputation, independence, conflicts of interest, diversity, age, number of other directorships and commitments (including charitable organizations), tenure on the Board, attendance at Board and committee meetings, stock ownership, specialized knowledge (such as an understanding of banking, accounting, marketing, finance, regulation and public policy) and a commitment to our communities and shared values, as well as overall experience in the context of the needs of the Board as a whole;

(iii)
Review nominations submitted by shareholders that comply with the requirements of our charter and bylaws.  Nominations from shareholders will be considered and evaluated using the same criteria as all other nominations;

(iv)	Annually recommend to the Board committee assignments and committee chairs on all committees of the Board, and recommend committee members to fill vacancies on committees as necessary; and

(v)	Perform any other duties or responsibilities expressly delegated to the Committee by the Board.

Nominations of persons for election to the Board of Directors may be made only by or at the direction of the Board of Directors or by any shareholder entitled to vote for the election of directors who complies with the notice procedures.  Pursuant to our bylaws, nominations by shareholders must be delivered in writing to the Secretary of ViewPoint Financial Group at least ten days prior to the date of the annual meeting.

The current members of the Nominating Committee are Karen O’Shea (Chair), Jack Ersman, James McCarley and Keith Sockwell.  During 2009, the Nominating Committee met one time.

Communications with Directors.  Any shareholder desiring to communicate with the Board of Directors, or one or more specific members thereof, should communicate in writing addressed to Mark E. Hord, General Counsel, ViewPoint Financial Group, 1309 West 15th Street, Plano, Texas, 75075, who will promptly forward all such communication to each director.

Attendance Policy at Annual Meetings.  Although we do not have a formal policy regarding director attendance at annual shareholder meetings, directors are expected to attend these meetings absent extenuating circumstances.  All of our directors were in attendance at last year’s annual shareholder meeting.

Committee Charters.  The full responsibilities of the Audit, Compensation and Nominating Committees are set forth in their charters, which are posted in the Shareholder Relations section of our website at www.viewpointfinancialgroup.com.

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of ViewPoint Financial Group for the fiscal year ended December 31, 2009, with ViewPoint Financial Group management.  The Audit Committee has discussed with Crowe Horwath LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

The Audit Committee has also received the written disclosures and the letter from Crowe Horwath LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Audit Committee has discussed the independence of Crowe Horwath LLP with that firm.

Based on the Audit Committee’s review and discussions noted above, the Audit Committee recommended to the Board of Directors that ViewPoint Financial Group’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the SEC.

The foregoing report is furnished by the Audit Committee of the Board of Directors:

Anthony J. LeVecchio (Chair)
Gary D. Basham
Jack D. Ersman
Karen H. O’Shea

Compensation Committee Interlocks and Insider Participation

During the three years ended December 31, 2009, Directors Sockwell (Co-Chair), O’Shea (Co-Chair), Basham, Ersman, LeVecchio and McCarley were members of the Compensation Committee.  None of these individuals was an officer or employee of ViewPoint Financial Group during the year ended December 31, 2009, or is a former officer of ViewPoint Financial Group.

During the year ended December 31, 2009, (i) no executive of ViewPoint Financial Group served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Compensation Committee of ViewPoint Financial Group; (ii) no executive officer of ViewPoint Financial Group served as a director of another entity, one of whose executive officers served on the Compensation Committee of ViewPoint Financial Group; and (iii) no executive officer of ViewPoint Financial Group served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of ViewPoint Financial Group.

Loans and Related Transactions with Executive Officers and Directors

We follow a policy of granting loans to officers and directors.  These loans are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with persons not related to ViewPoint Bank, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectability or present other unfavorable features.  All loans that ViewPoint Bank makes to directors and executive officers are subject to Office of Thrift Supervision regulations restricting loans and other transactions with affiliated persons of ViewPoint Bank.  Loans to all directors and executive officers and their associates totaled approximately $1.6 million at December 31, 2009, which was 0.77% of our equity at that date.  All loans to directors and executive officers were performing in accordance with their terms at December 31, 2009.

Under our Code of Business Conduct and Ethics, all business transactions between ViewPoint Financial Group (and its subsidiaries) and any of its directors, executive officers and/or their related interests shall be entered into only under the following conditions:

1.
The terms, conditions and means of compensation shall be no less favorable to ViewPoint Financial Group as other similar business transactions previously entered into by it or which may be entered into with persons who are not directors or executive officers of ViewPoint Financial Group, or their related interests.

2.
All related party transactions between our directors and executive officers and/or their related interests and ViewPoint Financial Group shall require the prior review and approval of a majority of the disinterested independent directors (as defined under the NASDAQ Stock Market listing standards) of the Board of Directors, with the interested director abstaining from participating either directly or indirectly in the voting and discussion on the proposed business transaction.  For these purposes, the term “related party transactions” shall refer to transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404.

3.
The minutes of any Board meeting at which a business transaction between ViewPoint Financial Group and a director or executive officer, or his or her related interest, is approved or denied shall include the nature and source of all information used to establish the reasonableness and comparable nature of the terms, conditions and means of compensation, with copies thereof attached as appropriate.

Except for loans and deposits, during the three years ended December 31, 2009, there were no related party transactions between ViewPoint Financial Group or ViewPoint Bank and any of its directors, executive officers and/or their related interests.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires ViewPoint Financial Group’s directors and executive officers, and persons who own more than 10% of ViewPoint Financial Group’s common stock, to report their initial ownership of ViewPoint Financial Group’s common stock and any subsequent changes in that ownership to the SEC.  Specific due dates for these reports have been established by the SEC, and ViewPoint Financial Group is required to disclose in this proxy statement/prospectus any late filings or failures to file.

On September 25, 2009, Karen O’Shea, who serves as a director of ViewPoint Financial Group, filed a Form 4 to report eight transactions in which her spouse acquired ViewPoint Financial Group common stock via an automatic dividend reinvestment plan established with a broker.  These transactions occurred from February 20, 2007 to November 18, 2008 and totaled 163 shares, with stock prices ranging from $15.76 to $17.65.  Other than the transactions disclosed above, ViewPoint Financial Group believes that, based solely on a review of the copies of such reports furnished to it and written representations that no other reports were required during the fiscal year ended December 31, 2009, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with during fiscal 2009.

PROPOSAL 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors appointed Ernst & Young LLP to serve as our independent registered public accounting firm for the 2010 fiscal year and is soliciting your ratification of that selection.

Your ratification of the Audit Committee’s selection of Ernst & Young LLP is not necessary because the Audit Committee has responsibility for selection of our independent registered public accounting firm.  However, the Audit Committee will take your vote on this proposal into consideration when selecting our independent registered public accounting firm in the future.  A representative of Ernst & Young LLP may be present at the annual meeting of shareholders and will have the opportunity to make a statement or respond to any appropriate questions that shareholders may have.

The Board of Directors recommends that shareholders vote “FOR” the ratification of the appointment of Ernst & Young LLP as ViewPoint Financial Group’s independent registered public accounting firm for the year ending December 31, 2010.

On October 6, 2009, upon the approval of the Audit Committee, we notified Crowe Horwath LLP that it would be dismissed as ViewPoint Financial Group’s independent registered public accounting firm after completion of the audit of our financial statements for the year ending December 31, 2009.  In connection with the filing, on March 4, 2010, of ViewPoint Financial Group’s Annual Report on Form 10-K for 2009, Crowe Horwath LLP completed its procedures regarding ViewPoint Financial Group’s financial statements as of and for the year ended December 31, 2009 and thereby completed its services as our independent registered public accounting firm, except for the services it was specifically engaged to perform in connection with the preparation of documents related to the conversion and offering, including this proxy statement/prospectus.  Crowe Horwath LLP’s audit reports on ViewPoint Financial Group’s financial statements for the periods ended December 31, 2009 and 2008, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.  During the years ended December 31, 2008 and December 31, 2009, and through the subsequent interim period, (i) there were no disagreements with Crowe Horwath LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to Crowe Horwath LLP’s satisfaction, would have caused it to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim period, and (ii) there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

On October 6, 2009, the Audit Committee of ViewPoint Financial Group engaged Ernst & Young LLP as its principal independent registered public accounting firm for the year ending December 31, 2010.  During the two most recent fiscal years and the subsequent interim period, neither ViewPoint Financial Group nor anyone acting on behalf of ViewPoint Financial Group consulted Ernst & Young LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on ViewPoint Financial Group’s financial statements, (iii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iv) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Principal Accountant Fees and Services

For the fiscal years ended December 31, 2009 and 2008, Crowe Horwath LLP provided various audit, audit related and other services to ViewPoint Financial Group.  Set forth below are the aggregate fees billed for these services:

Audit Fees.  The aggregate fees billed by Crowe Horwath LLP for professional services rendered for the audit of ViewPoint Financial Group’s annual consolidated financial statements and review of the quarterly consolidated financial statements, proxy statement, and internal controls for the fiscal years ended December 31, 2009 and 2008 were $275,000 and $282,500, respectively.

Audit Related Fees.  The aggregate fees billed by Crowe Horwath LLP for assurance and related services related to our Annual Report on Form 10-K, our retirement and stock ownership benefit plans and our financial statements for the U.S. Department of Housing and Urban Development for the year ended December 31, 2009 and 2008 were $52,500 and $52,000, respectively.

Tax Fees.  No fees were billed by Crowe Horwath LLP for tax services for the years ended December 31, 2009 and 2008.

All Other Fees.  The aggregate fees billed by Crowe Horwath LLP for professional services rendered for services or products other than those listed under the captions “Audit Fees,” “Audit-Related Fees,” and “Tax Fees” for fiscal years ended December 31, 2009 and 2008, were $16,663 and $11,563, respectively and consisted of operational consulting expenses and software licensing.

The Audit Committee has determined that the services provided by Crowe Horwath LLP as set forth herein are compatible with maintaining Crowe Horwath LLP’s independence.

Pursuant to the terms of its charter, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the registered public accounting firm.  The Audit Committee must pre-approve the engagement letters and the fees to be paid to the registered public accounting firm for all audit and permissible non-audit services to be provided by the registered public accounting firm and consider the possible effect that any non-audit services could have on the independence of the auditors.  The Audit Committee may establish pre-approval policies and procedures, as permitted by applicable law and SEC regulations and consistent with its charter, for the engagement of the registered public accounting firm to render permissible non-audit services to ViewPoint Financial Group, provided that any pre-approvals delegated to one or more members of the committee are reported to the committee at its next scheduled meeting.  At this time, the Audit Committee has not adopted any pre-approval policies.

PROPOSAL 4 — ADJOURNMENT OF THE ANNUAL MEETING

If there are not sufficient votes to approve the plan of conversion at the time of the annual meeting, the proposal may not be approved unless the annual meeting is adjourned to a later date or dates in order to permit further solicitation of proxies.  In order to allow proxies that have been received by ViewPoint Financial Group at the time of the annual meeting to be voted for an adjournment, if necessary, ViewPoint Financial Group has submitted the question of adjournment to its shareholders as a separate matter for their consideration.  The Board of Directors of ViewPoint Financial Group recommends that shareholders vote “FOR” the adjournment proposal.  If it is necessary to adjourn the annual meeting, no notice of the adjourned annual meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the annual meeting of the hour, date and place to which the annual meeting is adjourned.

The Board of Directors recommends that you vote “FOR” the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.

PROPOSALS 5a THROUGH 5d — INFORMATIONAL PROPOSALS RELATED TO THE
ARTICLES OF INCORPORATION AND BYLAWS OF NEW VIEWPOINT FINANCIAL GROUP

By their approval of the plan of conversion as set forth in Proposal 1, the Board of Directors of ViewPoint Financial Group has approved each of the informational proposals numbered 5a through 5d, all of which relate to provisions included in the articles of incorporation or bylaws of New ViewPoint Financial Group.  Each of these informational proposals is discussed in more detail below.

As a result of the conversion, the public shareholders of ViewPoint Financial Group, whose rights are presently governed by the charter and bylaws of ViewPoint Financial Group, will become shareholders of New ViewPoint Financial Group, whose rights will be governed by the articles of incorporation and bylaws of New ViewPoint Financial Group.  The following informational proposals address the material differences between the governing documents of the two companies.  This discussion is qualified in its entirety by reference to the charter and bylaws of ViewPoint Financial Group and the articles of incorporation and bylaws of New ViewPoint Financial Group.  See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.

The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws which are summarized as informational proposals 5a through 5d were approved as part of the process in which the Board of Directors of ViewPoint Financial Group approved the plan of conversion.  These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for a separate vote on these matters apart from the vote on the plan of conversion.  ViewPoint Financial Group’s shareholders are not being asked to approve these informational proposals at the annual meeting.  While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.  The provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of New ViewPoint Financial Group, if such attempts are not approved by the Board of Directors, or may make the removal of the Board of Directors or management, or the appointment of new directors, more difficult.

Informational Proposal 5a — Approval of a Provision in New ViewPoint Financial Group’s Articles of Incorporation and Bylaws to Limit the Ability of Shareholders to Remove Directors.  The articles of incorporation of New ViewPoint Financial Group provide that any director may be removed by shareholders only for cause upon the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors.  New ViewPoint Financial Group’s bylaws provide that a special meeting of the shareholders shall be called at the request of shareholders only on the written request of shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.  These provisions, along with the prohibition against any beneficial owner voting more than 10% of the outstanding voting stock, which is discussed below, will prevent anyone that acquires beneficial ownership, directly or indirectly, of a majority of the outstanding shares from voting shares in excess of the 10% limit to call an annual meeting to remove directors.

ViewPoint Financial Group’s bylaws provide that any director may be removed only for cause by a vote of the holders of a majority of the outstanding voting shares at a meeting of shareholders called for such purpose.  This has provided an adequate degree of protection under the mutual holding company structure, in which the mutual holding company owns a majority of all voting shares and can prevent a third party from seeking removal of one or more directors in order to promote an agenda that may not be in the best interests of all other shareholders.

The  majority  voting requirement for the removal of directors for cause, together with the 10% voting limit and the provision regarding the calling of special meetings, is intended to prevent sudden and fundamental changes to the composition of the Board of Directors except in the case of director misconduct.  This provision does not prevent the replacement of one or more directors at a special meeting of shareholders, and will not prevent replacement of the entire Board over the course of three years.  This provision is intended to reduce the ability of anyone to coerce members of the Board of Directors by threatening them with removal from office, in cases where the directors are acting in good faith to discharge their duties to the corporation and to all shareholders as a group.  This provision will not prevent a shareholder from conducting a proxy contest with respect to the election of directors at a meeting of shareholders.

The high vote threshold may make it more difficult to bring about a change in control of New ViewPoint Financial Group.  One method for a hostile shareholder to take control of a company is to acquire a majority of the outstanding shares of the company through a tender offer or open market purchases and then use its voting power to remove the existing directors.

The Board of Directors believes that it is desirable to adopt this provision so that a director’s continued service will be conditioned on his or her ability to serve and discharge his or her duties to the corporation and the shareholders in good faith, rather than his or her position relative to a dominant shareholder.

The Board of Directors recommends that you vote “FOR” the approval of a provision in New ViewPoint Financial Group’s articles of incorporation and bylaws to limit the ability of shareholders to remove directors.

Informational Proposal 5b — Approval of a Provision in New ViewPoint Financial Group’s Articles of Incorporation Requiring a Super-Majority Vote to Approve Certain Amendments to New ViewPoint Financial Group’s Articles of Incorporation.  No amendment of the charter of ViewPoint Financial Group may be made unless it is first proposed by the board of directors, then approved by the Office of Thrift Supervision and approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.  The articles of incorporation of New ViewPoint Financial Group generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C, D and E of Article Five (Preferred Stock, Restrictions on Voting Rights of the Corporation’s Equity Securities, Majority Vote), Article 7 (Directors), Article 8 (Bylaws), Article 9 (Approval of Certain Business Combinations), Article 11 (Acquisitions of Equity Securities from Interested Persons), Article 12 (Indemnification, etc. of Directors and Officers), Article 13 (Limitation of Liability) and Article 14 (Amendment of the Charter) must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote.

These limitations on amendments to specified provisions of New ViewPoint Financial Group’s articles of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote.  While this limits the ability of shareholders to amend those provisions, ViewPoint MHC, as a 57% shareholder, currently can effectively block any shareholder proposed change to the charter.

The requirement of a super-majority shareholder vote to amend specified provisions of New ViewPoint Financial Group’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the articles of incorporation is an important element of the takeover strategy of the potential acquiror.  The Board of Directors believes that the provisions limiting certain amendments to the articles of incorporation will put the Board of Directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of New ViewPoint Financial Group and the fundamental rights of its shareholders, and to preserve the ability of all shareholders to have an effective voice in the outcome of such matters.

The Board of Directors recommends that you vote “FOR” the approval of a provision in New ViewPoint Financial Group’s articles of incorporation requiring a super-majority vote to approve certain amendments to New ViewPoint Financial Group’s articles of incorporation.

Informational Proposal 5c — Approval of a Provision in New ViewPoint Financial Group’s Articles of Incorporation Requiring a Super-Majority Vote of Shareholders to Approve Shareholder Proposed Amendments to New ViewPoint Financial Group’s Bylaws.  An amendment to ViewPoint Financial Group’s bylaws proposed by shareholders must be approved by the holders of a majority of the votes cast at a legal meeting subject to applicable approval by the Office of Thrift Supervision.  The articles of incorporation of New ViewPoint Financial Group provide that shareholders may only amend the bylaws if such proposal is approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote.

The requirement of a super-majority shareholder vote to amend the bylaws of New ViewPoint Financial Group is intended to ensure that the bylaws are not limited or changed upon a simple majority vote of shareholders.  While this limits the ability of shareholders to amend the bylaws, ViewPoint MHC, as a 57% shareholder, currently can effectively block any shareholder proposed change to the bylaws.  Also, the Board of Directors of both ViewPoint Financial Group and New ViewPoint Financial Group may by a majority vote amend either company’s bylaws.

This provision in New ViewPoint Financial Group’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the bylaws is an important element of the takeover strategy of the potential acquiror.  The Board of Directors believes that the provision limiting amendments to the bylaws will put the Board of Directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of New ViewPoint Financial Group and the fundamental rights of its shareholders, and to preserve the ability of all shareholders to have an effective voice in the outcome of such matters.

The Board of Directors recommends that you vote “FOR” the approval of the provision in New ViewPoint Financial Group’s articles requiring a super-majority vote of shareholders to approve shareholder proposed amendments to New ViewPoint Financial Group’s bylaws.

Informational Proposal 5d  — Approval of a Provision in New ViewPoint Financial Group’s Articles of Incorporation to Limit the Voting Rights of Shares Beneficially Owned in Excess of 10% of New ViewPoint Financial Group’s Outstanding Voting Stock.  The articles of incorporation of New ViewPoint Financial Group provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of shareholders entitled or permitted to vote on any matter, be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit.  Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates ; (i) have the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options and (ii) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of shareholders, and that are not otherwise beneficially, or deemed by New ViewPoint Financial Group to be beneficially, owned by such person and his or her affiliates).

The foregoing restriction does not apply to any employee benefit plans of New ViewPoint Financial Group or any subsidiary or a trustee of a plan.

The charter of ViewPoint Bank provides that, for a period of five years from the effective date of ViewPoint Bank’s mutual holding company reorganization, no person, other than ViewPoint MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock.  The foregoing restriction does not apply to:

●	the purchase of shares by underwriters in connection with a public offering; or

●	the purchase of shares by any employee benefit plans of ViewPoint Financial Group or any subsidiary.

The provision in New ViewPoint Financial Group’s articles of incorporation limiting the voting rights of beneficial owners of more than 10% of New ViewPoint Financial Group’s outstanding voting stock is intended to limit the ability of any person to acquire a significant number of shares of New ViewPoint Financial Group common stock and thereby gain sufficient voting control so as to cause New ViewPoint Financial Group to effect a transaction that may not be in the best interests of New ViewPoint Financial Group and its shareholders generally.  This provision will not prevent a shareholder from seeking to acquire a controlling interest in New ViewPoint Financial Group, but it will prevent a shareholder from voting more than 10% of the outstanding shares of common stock unless that shareholder has first persuaded the Board of Directors of the merits of the course of action proposed by the shareholder.  The Board of Directors of New ViewPoint Financial Group believes that fundamental transactions generally should be first considered and approved by the Board of Directors as it believes that it is in the best position to make an initial assessment of the merits of any such transactions and that its ability to make the initial assessment could be impeded if a single shareholder could acquire a sufficiently large voting interest so as to control a shareholder vote on any given proposal.  This provision in New ViewPoint Financial Group’s articles of incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most shareholders, because it can prevent a holder of shares in excess of the 10% limit from voting the excess shares in favor of the transaction.  Thus, it may be deemed to have an anti-takeover effect.

The Board of Directors recommends that you vote “FOR” the approval of a provision in New ViewPoint Financial Group’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of New ViewPoint Financial Group’s outstanding voting stock.

RECENT DEVELOPMENTS OF VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY

The information at and for the three months ended March 31, 2010 and 2009 was derived from the unaudited consolidated financial statements of ViewPoint Financial Group.   In the opinion of management, all normal and recurring adjustments which are considered necessary to fairly present the results for the interim periods presented have been included. The following information is only a summary and you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes thereto contained elsewhere in this prospectus.

	(unaudited) At March 31, 2010	At December 31, 2009
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$2,477,413	$2,379,504
Loans held for sale	358,818	341,431
Loans receivable, net	1,107,900	1,108,159
Securities available for sale, at fair value	545,325	484,058
Securities held to maturity, at amortized cost	251,931	254,724
Federal Home Loan Bank stock	13,814	14,147
Bank-owned life insurance	28,176	28,117
Deposits	1,900,278	1,796,665
Borrowings	339,174	347,504
Shareholders' equity	208,541	205,682

	Three Months Ended
	March 31, 2010	March 31, 2009
Selected Operations Data	(Dollars in Thousands)
(Unaudited):
Total interest income	$26,256	$27,511
Total interest expenses	11,117	13,051
Net interest income	15,139	14,460
Provision for loan losses	1,146	1,442
Net interest income after provision for loan losses	13,993	13,018

Service charges and fees	4,420	4,456
Net gain on sale of loans	2,655	3,706
Impairment of collateralized debt obligations	-	(465)
Other noninterest income	481	(268)
Total noninterest income	7,556	7,429
Total noninterest expense	17,559	18,619
Income before income tax expense	3,990	1,828
Income tax expense	1,285	584
Net income	$2,705	$1,244

	As and For the Three Months Ended
	March 31, 2010	March 31, 2009
Selected Financial Ratios and Other Data (Unaudited):

Performance Ratios:
Return on assets (ratio of net income to average total assets) (1)	0.45%	0.22%
Return on equity (ratio of net income to average equity) (1)	5.23%	2.55%
Interest rate spread:
Average during period	2.41%	2.28%
End of period	2.33%	2.36%
Net interest margin	2.68%	2.70%
Non-interest income to operating revenue	22.35%	21.26%
Operating expense to average total assets	2.92%	3.33%
Efficiency ratio (2)	77.37%	83.29%
Average interest earning assets to average interest bearing liabilities	113.95%	117.16%
Dividend payout ratio	19.85%	69.05%

Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.61%	0.34%
Non-performing loans to total loans	1.07%	0.49%
Allowance for loan losses to non-performing loans	107.97%	157.54%
Allowance for loan losses to total loans	1.15%	0.76%

Capital Ratios:
Equity to total assets at end of period	8.42%	8.76%
Average equity to average assets	8.62%	8.74%

Other Data:
Number of locations (including in-store banking centers and loan production offices)	38	36
Number of in-store banking centers	2	4

(1) Annualized
(2) Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding impairment on securities.

Comparison of Financial Condition at March 31, 2010, and December 31, 2009

General.  Total assets increased by $97.9 million, or 4.1%, to $2.48 billion at March 31, 2010, from $2.38 billion at December 31, 2009.  The rise in total assets was primarily due to a $61.3 million, or 12.7%, increase in securities available for sale, a $19.6 million increase in cash and cash equivalents, as well as a $17.7 million increase in gross loans (including loans held for sale.)  Asset growth was funded by an increase in deposits of $103.6 million, or 5.8%.

Loans. Gross loans (including $358.8 million in mortgage loans held for sale) increased by $17.7 million, or 1.2%, from $1.46 billion at December 31, 2009 to $1.48 billion at March 31, 2010.  Mortgage loans held for sale increased $17.3 million, or 5.1% from December 31, 2009, and consisted of $331.1 million of Purchase Program loans purchased for sale under our standard loan participation agreement and $27.7 million of loans originated for sale by our mortgage banking subsidiary, ViewPoint Bankers Mortgage, Inc. or VPBM.  VPBM originated $96.1 million in one- to four-family mortgage loans in the three months ended March 31, 2010, and sold $88.2 million to investors, generating a net gain on sale of loans of $2.7 million. Also, $7.0 million in VPBM originated loans were retained in our portfolio.  One- to four- family mortgage loans held in portfolio declined by $12.4 million, or 3.0%, from December 31, 2009.  Since we added fewer loans to our portfolio, paydowns exceeded new loans added to the portfolio.  For asset/liability and interest rate risk management, the Company follows guidelines set forth by the Company’s Asset/Liability Management Committee to determine whether to keep loans in portfolio or sell with a servicing release premium.  The Company evaluates price, yield and duration, and credit when determining the amount of loans sold or retained.

Our commercial non-mortgage loans increased $15.5 million, or 55.3%, from December 31, 2009 to March 31, 2010.  $12.0 million of the growth this quarter is attributed to two loans made to purchasers of discounted, performing, commercial real estate notes, with the notes, deeds of trust and other loan-related documents serving as collateral for our loans.  In both cases, the structure of the loans required the borrowers to have a significant new cash equity position in the discounted notes which resulted in a loan to discounted purchase price percentage of between 57% and 64% and a loan to value of between 35% and 37% of the current appraised as-is value of the underlying real estate securing the notes.

Commercial real estate loans increased by $7.6 million, or 1.7%, from December 31, 2009, as a result of $9.0 million in new production.  Consumer loans, including direct and indirect automobile, other secured installment loans, and unsecured lines of credit, decreased by $7.9 million, or 8.4%, from December 31, 2009.  We have continued to reduce our emphasis on consumer lending and are focused on originating residential and commercial loans.  Nevertheless, we remain committed to meeting all of the banking needs of our customers, which includes offering them competitive consumer lending products.

Nonperforming Loans.  Our percentage of non-performing loans to total loans at March 31, 2010, was 1.07%, compared to 1.13% at December 31, 2009.  Non-performing loans decreased by $678,000, from $12.7 million at December 31, 2009, to $12.0 million at March 31, 2010.  The decrease in non-performing loans was primarily due to $1.1 million in one- to four-family loans becoming current or paying off.  Nonaccrual loans decreased by $3.5 million as one troubled debt restructured commercial real estate loan for $2.9 million moved out of nonaccrual status after performing in accordance with its restructured terms for more than six months.  It is still classified “substandard” and is now included in the troubled debt restructurings section of the table.  Based on a current analysis, there is no anticipated loss for this loan and no specific valuation allowance required.  At March 31, 2010, $2.1 million of troubled debt restructurings were classified as nonaccrual, including $1.8 million in commercial real estate loans.

Non-performing loans were as follows:

	March 31, 2010	December 31, 2009
	(Dollars in Thousands)
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans	8,186	11,675
Troubled debt restructurings (1)	3,789	978
Total	$11,975	$12,653

(1)  Does not include $2.1 million of troubled debt restructurings that are classified as nonaccrual.

Our allowance for loan losses at March 31, 2010, was $12.9 million, or 1.15% of gross loans, compared to $12.3 million, or 1.10% of gross loans, at December 31, 2009.  The $619,000, or 5.0%, increase in our allowance for loan loss was primarily due to qualitative factors applied to two commercial real estate loans.  One of these two loans is current while the other loan is thirty days delinquent.  Allowance for loan loss to non-performing loans was 107.97% at March 31, 2010 compared to 97.29% as of December 31, 2009.

Securities.  Our securities portfolio increased by $58.5 million, or 7.9%, to $797.3 million at March 31, 2010, from $738.8 million at December 31, 2009.  The increase in our securities portfolio was primarily caused by $128.9 million of securities purchased, partially offset by $ 69.5 million in maturities and paydowns. The purchases consisted of $118.5 million of securities deemed available for sale and $10.4 million of securities that were recorded as held to maturity.  The classification of these purchased securities was determined in accordance with ASC 320-10.  The available for sale securities purchased consisted of adjustable rate government and agency mortgage-backed securities, floating rate agency collateralized mortgage obligations, and agency step-up bonds.  The held to maturity securities purchased consisted of fixed rate agency collateralized mortgage obligations and municipal bonds.  This mix of securities was determined due to its strong cash flow characteristics in various interest rate environments.

Deposits.  Total deposits increased by $103.6 million, or 5.8%, to $1.90 billion at March 31, 2010, from $1.80 billion at December 31, 2009.  The increase in deposits was primarily caused by a $53.3 million, or 19.9%, increase in interest bearing demand deposits, principally attributable to our Absolute Checking product.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Financial Condition at December 31, 2009, and December 31, 2008 – Deposits”

Time deposits increased $40.2 million, or 6.3%, due to an increase of $45.9 million in deposits from public funds.  Money market deposits increased by $10.9 million, or 2.0%, due to a $7.9 million, or 1.6%, increase in consumer money market accounts, while non-interest bearing demand deposits decreased by $9.2 million, or 4.8%, as more consumers are choosing interest bearing accounts.

Borrowings.  Federal Home Loan Bank advances decreased by $8.3 million, or 2.7%, from $312.5 million at December 31, 2009, to $304.2 million at March 31, 2010.  The outstanding balance of Federal Home Loan Bank advances decreased due to monthly principal paydowns.  During the three months ended March 31, 2010, the Company used deposit growth to fund loans and investment securities.

Shareholders’ Equity. Total shareholders’ equity increased by $2.9 million, or 1.4%, from $205.7 million at December 31, 2009, to $208.5 million at March 31, 2010.   This increase was primarily caused by net income of $2.7 million, which was partially offset by the payment of dividends totaling $537,000 or $0.05 per share during the three months ended March 31, 2010.

Comparison of Results of Operations for the Three Months Ended March 31, 2010 and 2009

General.  Net income for the three months ended March 31, 2010 was $2.7 million, an increase of $1.5 million, or 117.4%, from $1.2 million for the three months ended March 31, 2009.  This increase in net income was driven by an increase in net interest income and decreases in provision for loan losses and non-interest expense.  Our basic and diluted earnings per share for the three months ended March 31, 2010 increased by $0.06 to $0.11 from the three months ended March 31, 2009.

Interest Income.  Interest income decreased by $1.3 million, or 4.6%, from $27.5 million for the three months ended March 31, 2009, to $26.3 million for the three months ended March 31, 2010.  This decrease in interest income was primarily driven by the decrease in interest earned on securities of $996,000, or 14.8%, primarily relating to decreases in the weighted average yields on agency mortgage-backed securities, agency collateralized mortgage obligations and investment securities, as adjustable rate securities within the portfolios and purchases of new securities reflected lower interest rates, particularly the LIBOR rate, in the current quarter as compared to the prior period.  Overall, the yield on agency collateralized mortgage obligations decreased from 3.90% for the three months ended March 31, 2009 to 2.50% for the three months ended March 31, 2010.  Interest income on loans also decreased $365,000, or 1.8%, as the average balance of loans (including loans held for sale) decreased by $95.2 million, or 6.52%, from the three months ended March 31, 2009.  This decrease was driven by lower average balances in consumer and commercial non-mortgage loans.  Overall, the yield on interest-earning assets for the three months ended March 31, 2010 decreased by 48 basis points, from 5.13% for the three months ended March 31, 2009, to 4.65%; which was due to the lower yields earned on securities and the lower average balances on loans.

Interest Expense.  Interest expense decreased by $1.9 million, or 14.8%, from $13.1 million for the three months ended March 31, 2009, to $11.1 million for the three months ended March 31, 2010.  This decrease was primarily caused by a $1.5 million, or 16.6%, decline in interest expense on deposits.  While volume increased in all of our deposit categories raising average balances by $230.1 million, lower rates paid on our savings, money market, and time accounts contributed to the lower interest expense on deposits. Interest expense on Federal Home Loan Bank advances also experienced a decline of $637,000, or 16.9%, which was partially offset by the increase of $100,000 in interest expense on our $25.0 million repurchase agreement with Credit Suisse after the agreement repriced to 3.22%, from 1.62% in April 2009 in accordance with its terms.  Overall, the cost of interest-bearing liabilities decreased 61 basis points, from 2.85% for the three months ended March 31, 2009, to 2.24% at March 31, 2010.

Net Interest Income.  Net interest income increased by $679,000, or 4.7%, to $15.1 million for the three months ended March 31, 2010, from $14.5 million for the three months ended March 31, 2009.  The net interest rate spread increased 13 basis points to 2.41% for the three months ended March 31, 2010, from 2.28% for the same period last year.  The net interest margin decreased 2 basis points to 2.68% for the three months ended March 31, 2010, from 2.70% for the three months ended March 31, 2009.  The decrease in the net interest margin was primarily attributable to Purchase Program loans with an average balance of $240.6 million that were added to our loan portfolio at an average rate of 4.91%.  Also, our average balance maintained in interest-earning deposit accounts increased by $230.1 million during the three months ended March 31, 2010, compared to the same period last year.  Additionally, we have purchased an increased amount of variable-rate securities over the past year, which we expect will better position us for a rising rate environment, but generate a lower rate of return than the existing portfolio in the current low rate environment.

Provision for Loan Losses. The provision for loan losses was $1.1 million for the three months ended March 31, 2010, a decrease of $296,000, or 20.5%, from $1.4 million during the same period last year. This decrease was primarily due to a decrease in net charge offs of $485,000 compared to the same period last year, minimal growth in our loan portfolio and an improvement of $678,000 in nonperforming loans since December 31, 2009.  Net charge-offs for the three months ended March 31, 2010, totaled $527,000, a decrease of 47.9% from $1.0 million for the three months ended March 31, 2009.

Non - interest Income.  Non - interest income increased by $127,000, or 1.7%, from $7.4 million for the three months ended March 31, 2009, to $7.6 million for the three months ended March 31, 2010.  Net gain on sale of loans decreased by $1.1 million, or 28.4%, as a result of the sale of $88.2 million in loans to outside investors during the three months ended March 31, 2010, compared to $140.2 million for the same period in 2009.  The decrease in sales can be attributed to the lower volume of one- to four-family loan originations so far in 2010 compared to the refinance volume experienced during the same prior year period.  Non-interest income for the three months ended March 31, 2009, included a $465,000 impairment on collateralized debt obligations, which were marked down to their fair value and sold in June 2009.  Also, in March 2009, we realized losses of $400,000 on disposition of assets relating to the closure of the in-store banking centers as we transitioned away from limited service grocery store banking centers. An increase in fees of $321,000 generated by our Purchase Program partially offset a $286,000 decrease in non-sufficient funds fees.  The decrease in non-sufficient funds fees is primarily due to a trend of lower volume in these types of transactions.

Non - interest Expense.  Non - interest expense decreased by $1.1 million, or 5.7%, from $18.6 million for the three months ended March 31, 2009, to $17.6 million for the three months ended March 31, 2010.  The decrease in noninterest expense was primarily attributable to a $912,000 decline in salaries and employee benefits for the three months ended March 31, 2010 compared to the three months ended March 31, 2009.  The decrease in salaries and employee benefits was attributed to $612,000 in lower variable incentives paid to VPBM staff as they closed $96.1 million loans in the first three months of 2010 compared to $189.5 million for the same period last year. This $93.4 million, or 49.3%, decline in production is a result of the heavy refinance volume experienced in 2009.  Salary expense decreased by $365,000 after closing the in-store banking centers in 2009. The opening of three new full-service community bank offices in 2009 offset $271,000 of this decrease due to the resulting additional salaries and employee benefits.  Lower health care claims led to a $267,000 reduction in health care costs for the three months ended March 31, 2010.

The decline of $113,000, or 7.1%, in occupancy and equipment expense was also attributed to the closing of the in-store banking centers in 2009, which was partially offset by $64,000 in additional expense related to the three new full-service community bank offices. Regulatory assessments expense increased by $150,000, or 23.3%, due to increased regulatory fees as FDIC deposit insurance assessment rates increased, along with an increase in assessable deposits.

Income Tax Expense.  During the three months ended March 31, 2010, we recognized income tax expense of $1.3 million on our pre-tax income compared to income tax expense of $584,000 for the three months ended March 31, 2009.  Our effective tax rate increased for the three months ended March 31, 2010 to 32.2% compared to 32.0% for the same time period in 2009 due to our increased earnings.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
OF VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY

The summary financial information presented below is derived in part from the consolidated financial statements of ViewPoint Financial Group and its subsidiary.  The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1.  The information at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 is derived in part from the audited consolidated financial statements of ViewPoint Financial Group that appear in this prospectus.  The information at December 31, 2007, 2006 and 2005, and for the years ended December 31, 2006 and 2005 is derived in part from audited consolidated financial statements that do not appear in this proxy statement/prospectus.  The following information is only a summary and you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes thereto contained elsewhere in this proxy statement/prospectus.

	At and For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$2,379,504	$2,213,415	$1,658,204	$1,529,760	$1,428,062
Loans held for sale	341,431	159,884	13,172	3,212	2,306
Loans receivable, net	1,108,159	1,239,708	908,650	965,452	1,073,167
Securities available for sale, at fair value	484,058	483,016	542,875	324,523	101,560
Securities held to maturity, at amortized cost	254,724	172,343	20,091	11,271	41,962
Federal Home Loan Bank stock	14,147	18,069	6,241	3,724	3,958
Bank-owned life insurance	28,117	27,578	26,497	-	-
Deposits	1,796,665	1,548,090	1,297,593	1,234,881	1,257,727
Borrowings	347,504	435,841	128,451	55,762	47,680
Shareholders’ equity	205,682	194,139	203,794	214,778	101,181

Selected Operations Data:
Total interest income	$108,301	$97,243	$84,232	$72,726	$64,421
Total interest expense	49,286	46,169	41,121	31,386	23,342
Net interest income	59,015	51,074	43,111	41,340	41,079
Provision for loan losses	7,652	6,171	3,268	2,565	6,120
Net interest income after provision for loan losses	51,363	44,903	39,843	38,775	34,959

Service charges and fees	18,866	19,779	22,389	20,589	20,359
Net gain on sale of loans	16,591	9,390	1,298	199	351
Impairment of collateralized debt obligations	(12,246)	(13,809)	-	-	-
Other non-interest income	3,988	3,504	2,238	2,646	3,775
Total non-interest income	27,199	18,864	25,925	23,434	24,485
Total non-interest expense	74,932	69,359	57,957	56,080	56,720
Income (loss) before income tax expense (benefit)	3,630	(5,592)	7,811	6,129	2,724
Income tax expense (benefit)(1)	960	(2,277)	2,744	(3,557)	-
Net income (loss)(1)	$2,670	$(3,315)	$5,067	$9,686	$2,724

(footnotes begin on next page)

(1)
Until its conversion to a federally chartered savings bank on January 1, 2006, ViewPoint Bank was a credit union, generally exempt from federal and state income taxes.  As a result of the change in tax status on January 1, 2006, ViewPoint Bank recorded a deferred tax asset in the amount of $6.6 million, as well as a related tax benefit in the income statement of $6.1 million.  The following table illustrates a reconciliation to pro forma net income for all periods presented had ViewPoint Bank been subject to federal and state income taxes:

	2009	2008	2007	2006	2005
	(Dollars in thousands)
Historical net income (loss)	$2,670	$(3,315)	$5,067	$9,686	$2,724
Less: pro forma tax expense	N/A	N/A	N/A	N/A	(1,008)
Less: tax benefit	N/A	N/A	N/A	6,108	N/A
Pro forma net income (loss)	$2,670	$(3,315)	$5,067	$3,578	$1,716

	At and For the Year Ended December 31,
	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income (loss) to average total assets)	0.12%	-0.17%	0.32%	0.65%	0.19%
Return on equity (ratio of net income (loss) to average equity)	1.35%	-1.65%	2.40%	6.76%	2.72%
Interest rate spread:
Average during period	2.37%	2.31%	2.14%	2.41%	2.83%
End of period	2.30%	2.11%	2.14%	2.19%	2.78%
Net interest margin	2.73%	2.87%	2.92%	3.00%	3.13%
Non-interest income to operating revenue	20.07%	16.25%	23.53%	24.37%	27.54%
Operating expense to average total assets	3.27%	3.66%	3.62%	3.79%	4.00%
Efficiency ratio(1)	76.10%	82.82%	83.95%	86.58%	86.51%
Average interest earning assets to average interest bearing liabilities	115.67%	121.74%	127.92%	125.57%	117.04%
Dividend payout ratio	92.58%	N/M *	41.74%	N/A	N/A

Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.70%	0.29%	0.26%	0.26%	0.36%
Non-performing loans to total loans	1.13%	0.38%	0.38%	0.35%	0.43%
Allowance for loan losses to non-performing loans	97.29%	191.11%	175.49%	193.03%	167.51%
Allowance for loan losses to total loans	1.10%	0.73%	0.67%	0.67%	0.72%

Capital Ratios:
Equity to total assets at end of period	8.64%	8.77%	12.29%	14.04%	7.09%
Average equity to average assets	8.67%	10.59%	13.22%	9.69%	7.07%

Other Data:
Number of locations (including in-store banking centers and loan production offices)	38	45	37	34	33
Number of in-store banking centers	2	12	12	16	18

(1)	Calculated by dividing total non-interest expense by net interest income plus non-interest income, excluding impairment on securities.
*	Number is not meaningful.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements.”  You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.  These forward-looking statements include, but are not limited to:

●	statements of our goals, intentions and expectations;

●	statements regarding our business plans, prospects, growth and operating strategies;

●	statements regarding the asset quality of our loan and investment portfolios; and

●	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

●	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

●	general economic conditions, either nationally or in our market areas, that are worse than expected;

●	competition among depository and other financial institutions;

●	changes in the prices, values and sales volume of residential and commercial real estate in Texas;

●	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

●	adverse changes in the securities markets;

●	our ability to enter new markets successfully and capitalize on growth opportunities;

●	our ability to successfully integrate acquired entities, if any;

●	changes in consumer spending, borrowing and savings habits;

●	changes in our organization, compensation and benefit plans;

●	our ability to continue to increase and manage our commercial and residential real estate, multi-family, and commercial business loans;

●	possible impairments of securities held by us, including those issued by government entities and government sponsored enterprises;

●	the level of future deposit premium assessments;

●	the impact of the current recession on our loan portfolio (including cash flow and collateral values), investment portfolio, customers and capital market activities;

●	the impact of the current governmental effort to restructure the U.S. financial and regulatory system;

●	the failure of assumptions underlying the establishment of allowance for possible loan losses and other estimates;

●	changes in the financial performance and/or condition of our borrowers and their ability to repay their loans when due; and

●
the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.  Please see “Risk Factors” beginning on page 18.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the aggregate net proceeds will be between $162.9 million and $221.1 million, or $254.5 million if the offering range is increased by 15%.

We intend to distribute the net proceeds from the stock offering as follows:

	Based Upon the Sale at $10.00 Per Share of
	17,000,000 Shares		20,000,000 Shares		23,000,000 Shares		26,450,000 Shares(1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in Thousands)
Offering proceeds	$170,000		$200,000		$230,000		$264,500
Less offering expenses	7,088		8,007		8,927		9,984
Net offering proceeds	$162,912	100.0%	$191,993	100.0%	$221,073	100.0%	$254,516	100.0%

Distribution of net proceeds:
To ViewPoint Bank	$81,456	50.0%	$95,997	50.0%	$110,536	50.0%	$127,258	50.0%
To fund the loan to employee stock ownership plan	$13,600	8.3%	$16,000	8.3%	$18,400	8.3%	$21,160	8.3%
Retained by New ViewPoint Financial Group	$67,856	41.7%	$79,996	41.7%	$92,137	41.7%	$106,098	41.7%

(1)
As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market or general financial conditions following the commencement of the offering.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of ViewPoint Bank’s deposits.  The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates.  For example, our expenses would increase if a larger percentage of shares than we have assumed are sold in the syndicated community offering rather than in the subscription and community offerings.

New ViewPoint Financial Group May Use the Proceeds it Retains From the Offering:

●	to fund a loan to the employee stock ownership plan to purchase shares of common stock in the offering;

●	to pay cash dividends to shareholders;

●	to repurchase shares of our common stock for, among other things, the funding of our stock-based incentive plan;

●	to invest in securities; and

●	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments and government agency backed mortgage-backed securities, as well as investment-grade debt obligations.

Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except to fund certain stock-based plans or, with prior regulatory approval, when extraordinary circumstances exist.

ViewPoint Bank May Use the Net Proceeds it Receives From the Offering:

●	to support internal growth through lending in the communities we serve;

●	to improve our capital position during a period of significant economic uncertainty, especially for the financial services industry;

●
to finance the acquisition of branches from other financial institutions or build or lease new branch facilities primarily in, or adjacent to, the State of Texas, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

●	to enhance existing products and services and support the development of new products and services by investing, for example, in technology to support growth and enhanced customer service;

●	to invest in securities;

●
to finance, where opportunities are presented, the acquisition of financial institutions or other financial service companies primarily in, or adjacent to, the State of Texas, although we do not currently have any understandings or agreements regarding any specific acquisition transaction; and

●	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments and government agency backed mortgage-backed securities, as well as investment-grade debt obligations.  The use of proceeds may change based on changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions and overall market conditions.  Our business strategy for the deployment of the net proceeds raised in the offering is discussed in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Business Strategy.”

Our return on equity may be relatively low until we are able to effectively reinvest the additional capital raised in the offering.  Until we can increase our non-interest income, our return on equity may be below the industry average, which may negatively affect the value of our common stock.  See “Risk Factors - Our return on equity will initially be low compared to our historical performance.  A lower return on equity may negatively impact the trading price of our common stock.”

OUR POLICY REGARDING DIVIDENDS

As of December 31, 2009, ViewPoint Financial Group paid a quarterly cash dividend of $0.05 per share, which equals $0.20 per share on an annualized basis.  After the conversion, we intend to continue to pay cash dividends on a quarterly basis, the amount of which will be determined following completion of the conversion, taking into account the total number of shares issued in the conversion and the exchange ratio received by existing public shareholders.  The dividend rate and the continued payment of dividends also will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.  No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future.

Under the rules of the Office of Thrift Supervision, ViewPoint Bank will not be permitted to pay dividends on its capital stock to New ViewPoint Financial Group, its sole shareholder, if ViewPoint Bank’s shareholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion.  In addition, ViewPoint Bank will not be permitted to make a capital distribution if, after making such distribution, capital would be below regulatory capital guidelines.  See “Proposal 1 - Approval of the Plan of Conversion and Reorganization --Liquidation Rights.”

New ViewPoint Financial Group’s ability to pay dividends will depend on net proceeds of the offering retained by us and earnings thereon, as well as dividends from ViewPoint Bank.  Our payment of dividends will also be subject to state law limitations and the liquidation account established in connection with the conversion.  Maryland law generally limits dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to shareholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent.

Finally, pursuant to Office of Thrift Supervision regulations, during the three-year period following the conversion, we will not take any action to declare an extraordinary dividend to shareholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

See “Selected Consolidated Financial and Other Data of ViewPoint Financial Group and Subsidiary” and “Market for the Common Stock” for information regarding our historical dividend payments.

MARKET FOR THE COMMON STOCK

ViewPoint Financial Group’s common stock currently trades on the Nasdaq Global Select Market under the symbol “VPFG.” Upon completion of the offering, the shares of common stock of New ViewPoint Financial Group will replace ViewPoint Financial Group’s shares of common stock.  We expect that New ViewPoint Financial Group’s shares of common stock will trade on the Nasdaq Global Select Market under the trading symbol " VPFGD " for a period of 20 trading days following the completion of this stock offering.  Thereafter, the trading symbol will revert to " VPFG " .  In order to list our common stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock.  ViewPoint Financial Group currently has 21 registered market makers.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker.  The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold.  You may not be able to sell your shares at or above the $10.00 price per share in the offering.

In connection with the conversion and offering, each existing publicly held share of common stock of ViewPoint Financial Group will be converted into a right to receive a number of shares of New ViewPoint Financial Group common stock, based upon the exchange ratio that is described in other sections of this proxy statement/prospectus.  See “Proposal 1 - Approval of the Plan of Conversion and Reorganization -- Share Exchange Ratio for Current Shareholders.” Options to purchase shares of ViewPoint Financial Group common stock which are outstanding immediately prior to the consummation of the conversion will be converted into options to purchase shares of New ViewPoint Financial Group common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio.  The aggregate exercise price, term and vesting period of the options will remain unchanged.

The following table sets forth the high and low trading prices for shares of ViewPoint Financial Group common stock and cash dividends paid per share for the periods indicated.  As of December 31, 2009, there were 10,745,345 shares of ViewPoint Financial Group common stock issued and outstanding (excluding shares held by ViewPoint MHC).

Year Ending December 31, 2010	High	Low	Dividend Paid Per Share
Second quarter (through May 6 , 2010)	$17.36	$15.73	$0.05
First quarter	16.67	13.43	0.05

Year Ending December 31, 2009	High	Low	Dividend Paid Per Share
Fourth quarter	$14.41	$12.94	$0.05
Third quarter	14.74	12.47	0.05
Second quarter	16.03	12.95	0.05
First quarter	15.70	10.57	0.08

Year Ending December 31, 2008	High	Low	Dividend Paid Per Share
Fourth quarter	$17.81	$14.62	$0.08
Third quarter	17.81	14.48	0.08
Second quarter	17.00	14.51	0.07
First quarter	16.96	14.54	0.06

On January 25, 2010, the business day immediately preceding the public announcement of the conversion, the closing price of ViewPoint Financial Group common stock as reported on the Nasdaq Global Select Market was $13.81 per share.   On May 6, 2010 , the closing price of ViewPoint Financial Group’s common stock was $ 16.13 , and there were approximately 1,656 shareholders of record.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2009, ViewPoint Bank exceeded all of the applicable regulatory capital requirements.  The table below sets forth the historical equity capital and regulatory capital of ViewPoint Bank at December 31, 2009, and the pro forma regulatory capital of ViewPoint Bank, after giving effect to the sale of New ViewPoint Financial Group’s shares of common stock at a $10.00 per share purchase price.  Accordingly, the table assumes the receipt by ViewPoint Bank of 50% of the net proceeds.  See “How We Intend to Use the Proceeds from the Offering.”

	ViewPoint Bank Historical at		Pro Forma at December 31, 2009 Based Upon the Sale at $10.00 Per Share
	December 31, 2009		17,000,000 Shares		20,000,000 Shares		23,000,000 Shares		26,450,000 Shares(1)
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
	(Dollars in Thousands)
Equity capital	$194,491	8.17%	$255,797	10.42%	$266,738	10.81%	$277,677	11.19%	$290,259	11.63%

Core (leverage) capital	$189,678	7.99%	$250,984	10.26%	$261,924	10.64%	$272,864	11.03%	$285,446	11.47%
Core (leverage) requirement(3)	94,900	4.00	97,897	4.00	98,430	4.00	98,964	4.00	99,578	4.00
Excess	$94,778	3.99%	$153,087	6.26%	$163,494	6.64%	$173,900	7.03%	$185,868	7.47%
Tier I risk-based capital(4)	$189,678	14.39%	$250,984	18.83%	$2612,924	19.61%	$272,864	20.39%	$285,446	21.28%
Tier I requirement	52,725	4.00	53,324	4.00	53,431	4.00	53,538	4.00	53,660	4.00
Excess	$136,953	10.39%	$197,660	14.83%	$208,493	15.61%	$219,326	16.39%	$231,786	17.28%
Total risk-based capital(3)	$201,250	15.27%	$262,556	19.70%	$273,496	20.47%	$284,436	21.25%	$297,018	22.14%
Risk-based requirement	105,450	8.00	106,648	8.00	106,862	8.00	107,075	8.00	107,321	8.00
Excess	$95,800	7.27%	$155,908	11.70%	$166,634	12.47%	$177,361	13.25%	$189,697	14.14%
Reconciliation of capital infused into ViewPoint Bank:
Net proceeds			$81,456		$95,997		$110,536		$127,258
Add: ViewPoint MHC capital contribution			250		250		250		250
Less:
Common stock acquired by employee stock ownership plan			(13,600)		(16,000)		(18,400)		(21,160)
Common stock acquired by stock-based incentive plan			(6,800)		(8,000)		(9,200)		(10,580)
Pro forma increase in GAAP and regulatory capital(4)			$61,306		$72,247		$83,186		$95,768

(1)
As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market or general financial conditions following the commencement of the offering.

(2)	Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3)
Pro forma capital levels assume that we fund the stock-based incentive plans with purchases in the open market equal to 4.0% of the shares of common stock sold in the stock offering at a price equal to the price for which the shares of common stock are sold in the stock offering, and that the employee stock ownership plan purchases 8.0% of the shares of common stock sold in the stock offering with funds we lend.  Pro forma GAAP and regulatory capital have been reduced by the amount required to fund both of these plans.  See “Management” for a discussion of the stock-based benefit plan and employee stock ownership plan.  We may award shares of common stock under one or more stock-based incentive plans in excess of this amount if the stock-based incentive plans are adopted more than one year following the stock offering.

(4)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical consolidated capitalization of ViewPoint Financial Group at December 31, 2009 and the pro forma consolidated capitalization of New ViewPoint Financial Group after giving effect to the offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	ViewPoint Financial Group	New ViewPoint Financial Group $10.00 Per Share Pro Forma Based on the Sale of
	Historical at December 31, 2009	17,000,000 Shares	20,000,000 Shares	23,000,000 Shares	26,450,000 Shares(1)
	(Dollars in Thousands)
Deposits(2)	$1,796,665	$1,796,415	$1,746,415	$1,796,415	$1,796,415
Borrowed funds	347,504	347,504	347,504	347,504	347,504
Total deposits and borrowed funds	$2,144,169	$2,143,929	$2,143,919	$2,143,919	$2,143,919
Shareholders’ equity
Preferred stock, $0.01 par value, 10,000,000 shares authorized (post-conversion)(3)	$--	$--	$--	$--	$--
Common stock $0.01 par value, 90,000,000 shares authorized (post-conversion) shares to be issued as reflected(3)(4)	262	299	352	404	465
Paid-in capital(3)	118,297	281,172	310,200	339,228	372,610
Retained earnings(5)	111,188	111,172	111,200	111,228	111,610
Accumulated other comprehensive income	3,802	3,802	3,802	3,802	3,802
Plus:
ViewPoint MHC capital contribution	--	250	250	250	250
Less:
Treasury stock	(21,708)	(21,708)	(21,708)	(21,708)	(21,708)
Unearned employee stock ownership plan shares(6)	(6,159)	(19,759)	(22,159)	(24,559)	(27,319)
Common stock to be acquired by the stock-based incentive plan(7)	--	(6,800)	(8,000)	(9,200)	(10,580)
Total shareholders’ equity	$205,682	$348,444	$373,925	$399,405	$428,708

Shares outstanding:
Total shares outstanding	24,929,157	29,878,827	35,151,562	40,424,296	46,487,940
Exchange shares issued	--	12,878,827	15,151,562	17,424,296	20,037,940
Shares offered for sale	--	17,000,000	20,000,000	23,000,000	26,450,000

Total shareholders’ equity as a percentage of total assets	8.64%	13.81%	14.68%	15.52%	16.47%
Tangible equity ratio	8.60%	13.78%	14.64%	15.49%	16.44%

(1)
As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market or general financial conditions following the commencement of the offering.

(2)
Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the offering other than a deposit of $250,000 of ViewPoint MHC held at ViewPoint Bank.  These withdrawals would reduce pro forma deposits by the amount of the withdrawals.  On a pro forma basis, it also reflects a transfer to equity of $250,000 in ViewPoint MHC deposits held at ViewPoint Bank.

(3)
ViewPoint Financial Group currently has 25,000,000 authorized shares of preferred stock and 75,000,000 authorized shares of common stock, par value $0.01 per share.  On a pro forma basis, New ViewPoint Financial Group common stock and additional paid-in capital have been revised to reflect the number of shares of New ViewPoint Financial Group common stock to be outstanding, which is 29,878,827 shares, 35,151,562 shares, 40,424,296 shares and 46,487,940 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

(4)
No effect has been given to the issuance of additional shares of New ViewPoint Financial Group common stock pursuant to stock options to be granted under a stock-based incentive plan.  If this plan is implemented within one year of the completion of the offering, an amount up to 10% of the shares of New ViewPoint Financial Group common stock issued in the conversion will be reserved for issuance upon the exercise of options, less the amount available under the existing stock-based incentive plan.  We may exceed this limit if the plan is implemented more than one year following the completion of the offering.  No effect has been given to the exercise of options currently outstanding.  See “Management - Benefits to be Considered Following Completion of the Conversion.”

(5)
The retained earnings of ViewPoint Bank will be substantially restricted after the conversion.  See “Proposal 1 – Approval of the Plan of Conversion and Reorganization - Liquidation Rights” and “Supervision and Regulation.”

(6)
Assumes that 8% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from New ViewPoint Financial Group.  The loan will have a term of 30 years and an interest rate equal to the prime rate as published in The Wall Street Journal, and be repaid principally from ViewPoint Bank’s contributions to the employee stock ownership plan.  Since New ViewPoint Financial Group will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on New ViewPoint Financial Group’s consolidated financial statements.  Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total shareholders’ equity.

(7)
Assumes at the minimum, midpoint, maximum and adjusted maximum of the offering range that a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased by the stock-based incentive plan in open market purchases.  The stock-based incentive plan will be submitted to a vote of shareholders following the completion of the offering.  The funds to be used by the stock-based incentive plan to purchase the shares will be provided by New ViewPoint Financial Group.  The dollar amount of common stock to be purchased is based on the $10.00 per share offering price and represents unearned compensation.  This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering.  As New ViewPoint Financial Group accrues compensation expense to reflect the vesting of shares pursuant to the stock-based incentive plan, the credit to capital will be offset by a charge to operations.  Implementation of the stock-based incentive plan will require shareholder approval.  If the shares to fund the plan (restricted stock awards and stock options) are assumed to come from authorized but unissued shares of New ViewPoint Financial Group, the number of outstanding shares at the minimum, midpoint, maximum and adjusted maximum of the offering range would be 32,258,827, 37,591,562, 43,644,296 and 50,190,940, respectively, total shareholders’ equity would be $355.2 million, $381.9 million, $408.6 million and $439.3 million, respectively, and total shareholders’ ownership in New ViewPoint Financial Group would be diluted by approximately 7.38% at the maximum of the offering range.

PRO FORMA DATA

The following tables summarize historical data of ViewPoint Financial Group and pro forma data at and for the year ended December 31, 2009.  This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the offering.  Moreover, pro forma shareholders’ equity per share does not give effect to the liquidation account to be established in the conversion or, in the unlikely event of a liquidation of ViewPoint Bank, to the recoverability of intangible assets or the tax effect of the recapture of the bad debt reserve.  See “Proposal 1 - Approval of the Plan of Conversion and Reorganization -- Liquidation Rights.”

The net proceeds in the tables are based upon the following assumptions:

(i)
one-half of all shares of common stock will be sold in the subscription and community offerings, including shares purchased by insiders and the employee stock ownership plan, with the remaining shares to be sold in the syndicated community offering;

(ii)	36,500 shares of common stock will be purchased by our executive officers and directors and their associates;

(iii)
our employee stock ownership plan will purchase 8% of the shares of common stock sold in the offering, which will be funded with a loan from New ViewPoint Financial Group.  The loan will be repaid in substantially equal payments of principal and interest over a period of 30 years;

(iv)
Sandler O’Neill & Partners, L.P. will receive a fee equal to 0.75% of the aggregate gross proceeds received on all shares of common stock sold in the subscription and community offerings and Sandler O’Neill, together with all other broker-dealers participating in the syndicated community offering, will receive an aggregate fee equal to 5.5% of all shares sold in the syndicated community offering.  No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families; and

(v)
total expenses of the offering, including the marketing fees to be paid to Sandler O’Neill & Partners, L.P. and all other broker-dealers, will be between $7.1 million at the minimum of the offering range and $10.0 million at the maximum of the offering range, as adjusted.

We calculated pro forma consolidated net income for the year ended December 31, 2009 as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 3.00% (1.98% on an after-tax basis).  This interest rate was calculated assuming that net proceeds are placed into fixed and variable rate agency mortgage-backed securities, agency bonds and high grade municipal bonds, all based on market interest rates prevailing as of December 31, 2009.  We consider the resulting rate to reflect more accurately the pro forma reinvestment rate than an arithmetic average method in light of current market interest rates.  The effect of withdrawals from deposit accounts for the purchase of shares of common stock has not been reflected.  Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock.  No effect has been given in the pro forma shareholders’ equity calculations for the assumed earnings on the net proceeds.

The pro forma tables give effect to the implementation of one or more stock-based incentive plans.  Subject to the receipt of shareholder approval, we have assumed that the stock-based incentive plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the shares of common stock sold in the stock offering at the same price for which they were sold in the stock offering.  We assumed that shares of common stock are granted under the plans in awards that vest over a five-year period.

We have also assumed that the stock-based incentive plans will grant options to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering.  In preparing the tables below, we assumed that shareholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years.  We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.70 for each option.  In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 36.2% for the shares of common stock, a dividend yield of 1.39%, an expected option life of 7.5 years and a risk-free interest rate of 2.69%.

We may grant options and award shares of common stock under one or more stock-based incentive plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering if the stock-based incentive plans are adopted more than one year following the stock offering.

As discussed under “How We Intend to Use the Proceeds from the Offering,” we intend to contribute at least 50% of the net proceeds from the stock offering to ViewPoint Bank, and we will retain the remainder of the net proceeds from the stock offering.  We will use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

●	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the stock offering;

●	our results of operations after the stock offering; or

●	changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not represent the financial effects of the stock offering at the date on which the stock offering actually occurs and you should not use the table to indicate future results of operations.  Pro forma shareholders’ equity represents the difference between the stated amount of our assets and liabilities, computed in accordance with GAAP.  We did not increase or decrease shareholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value.  Pro forma shareholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to shareholders if we liquidated.  Per share figures have been calculated based on shares of ViewPoint Financial Group issued and outstanding as of the date of this proxy statement/prospectus.

At or for the Year Ended December 31, 2009 Based Upon the Sale at $10.00 Per Share of
17,000,000 Shares	20,000,000 Shares	23,000,000 Shares	26,450,000 Shares(1)
(Dollars in Thousands, except per share amounts)
Gross proceeds of offering	$170,000	$200,000	$230,000	$264,500
Market value of shares issued in the exchange	128,788	151,516	174,243	200,379
Pro forma market capitalization	$298,788	$351,516	$404,243	$464,879

Gross proceeds of offering	$170,000	$200,000	$230,000	$264,500
Less: Expenses	7,088	8,007	8,927	9,984
Estimated net proceeds	162,912	191,993	221,073	254,516
Less: Common stock purchased by employee stock ownership plan	(13,600)	(16,000)	(18,400)	(21,160)
Less: Common stock purchased by the stock-based incentive plan	(6,800)	(8,000)	(9,200)	(10,580)
Plus: ViewPoint MHC capital contribution	250	250	250	250
Estimated net proceeds, as adjusted	$142,762	$168,243	$193,723	$223,026

For the Year Ended December 31, 2009
Consolidated net income:
Historical	$2,670	$2,670	$2,670	$2,670
Pro forma adjustments:
Income on adjusted net proceeds	2,827	3,331	3,836	4,416
Employee stock ownership plan(2)	(299)	(352)	(405)	(466)
Shares granted under the stock based incentive plan(3)	(898)	(1,056)	(1,214)	(1,397)
Options granted under the stock-based incentive plan(4)	(1,151)	(1,354)	(1,557)	(1,791)
Pro forma net income	$3,149	$3,239	$3,330	$3,432

Net income per share(5):
Historical	$0.10	$0.08	$0.07	$0.06
Pro forma adjustments:
Income on adjusted net proceeds	0.10	0.10	0.10	0.10
Employee stock ownership plan(2)	(0.01)	(0.01)	(0.01)	(0.01)
Shares granted under the stock-based incentive plan(3)	(0.03)	(0.03)	(0.03)	(0.03)
Options granted under the stock-based incentive plan(4)	(0.04)	(0.04)	(0.04)	(0.04)
Pro forma net income per share(5)(6)	$0.12	$0.10	$0.09	$0.08

Offering price to pro forma net income per share	83.3	x	100.0	x	111.1	x	125.0	x
Number of shares used in net income per share calculations(5)	26,876,100	31,621,338	36,364,179	41,817,847

At December 31, 2009
Shareholders’ equity:
Historical	$205,682	$205,682	$205,682	$205,682
Estimated net proceeds	162,912	191,993	221,073	254,516
ViewPoint MHC capital contributions	250	250	250	250
Less: Common stock acquired by employee stock ownership plan(2)	(13,600)	(16,000)	(18,400)	(21,160)
Less: Common stock acquired by the stock-based incentive plan(3)	(6,800)	(8,000)	(9,200)	(10,580)
Pro forma shareholders’ equity	$348,444	$373,925	$399,405	$428,708
Less: Intangible assets	(1,089)	(1,089)	(1,089)	(1,089)
Pro forma tangible shareholders’ equity	$347,355	$372,836	$398,316	$427,619

	At or for the Year Ended December 31, 2009 Based Upon the Sale at $10.00 Per Share of
	17,000,000 Shares	20,000,000 Shares	23,000,000 Shares	26,450,000 Shares(1)
	(Dollars in Thousands, except per share amounts)
Shareholders’ equity per share(7):
Historical	$6.88	$5.85	$5.09	$4.42
Estimated net proceeds	5.45	5.46	5.47	5.47
ViewPoint MHC capital contribution	0.01	0.01	0.01	0.01
Less: Common stock acquired by employee stock ownership plan(2)	(0.46)	(0.46)	(0.46)	(0.46)
Less: Common stock acquired by the stock-based incentive plan(3)	(0.23)	(0.23)	(0.23)	(0.23)
Pro forma shareholders’ equity per share(7)	$11.66	$10.64	$9.88	$9.22
Less: Intangible assets	(0.03)	(0.03)	(0.03)	(0.02)
Pro forma tangible shareholders’ equity per share(7)	$11.63	$10.61	$9.85	$9.20

Offering price as percentage of pro forma shareholders’ equity per share	85.8%	94.0%	101.2%	108.5%
Offering price as percentage of pro forma tangible shareholders’ equity per share	86.0%	94.3%	101.5%	108.7%
Number of shares outstanding for pro forma book value per share calculations(8)	29,878,827	35,151,562	40,424,296	46,487,940

(1)
As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market or financial conditions following the commencement of the offering.

(2)
Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan.  For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from New ViewPoint Financial Group.  The loan will have a term of 30 years and an interest rate equal to the prime rate as published in The Wall Street Journal.  ViewPoint Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt.  ViewPoint Bank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest.  Current accounting guidance requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees.  The pro forma adjustments assume that: (i) the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by ViewPoint Bank; (ii) the fair value of the common stock remains equal to the $10.00 subscription price; and (iii) the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 34%.  The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity.  No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan.  The pro forma net income further assumes that 45,333, 53,333, 61,333 and 70,533 shares were committed to be released during the period at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with ASC 718, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(3)
Gives effect to the grant of stock awards pursuant to the stock-based incentive plan expected to be adopted by New ViewPoint Financial Group following the offering and presented to shareholders for approval not earlier than 12 months after the completion of the offering.  We have assumed that at the minimum, midpoint, maximum and maximum as adjusted, of the offering range this plan acquires a number of shares of restricted common stock equal to 4% of the shares sold in the offering, either through open market purchases, from authorized but unissued shares of common stock or treasury stock of New ViewPoint Financial Group.  Funds used by the stock-based incentive plan to purchase the shares of common stock will be contributed by New ViewPoint Financial Group.  In calculating the pro forma effect of the stock-based incentive plan, it is assumed that the shares of common stock were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the offering, and that 20% of the amount contributed was an amortized expense (based upon a five-year vesting period) during the year ended December 31, 2009.  There can be no assurance that the actual purchase price of the shares of common stock granted under the stock-based incentive plan will be equal to the $10.00 subscription price.  If shares are acquired from authorized but unissued shares of common stock or from treasury shares of New ViewPoint Financial Group, our net income per share and shareholders’ equity per share will decrease.  This will also have a dilutive effect of approximately 2.23% (at the maximum of the offering range) on the ownership interest of shareholders.  The impact on pro forma net income per share and pro forma shareholders’ equity per share is not material.  The following table shows pro forma net income per share for the year ended December 31, 2009 and pro forma shareholders’ equity per share at December 31, 2009, based on the sale of the number of shares indicated, assuming all the shares of common stock to fund the stock awards are obtained from authorized but unissued shares.

At or For the Year Ended December 31, 2009	17,000,000	20,000,000	23,000,000	26,450,000
Pro forma net income per share	$11.62	$10.62	$9.88	$9.24
Pro forma shareholders’ equity per share	$0.11	$0.10	$0.09	$0.08

(4)
Gives effect to the granting of options pursuant to the stock-based incentive plan, which is expected to be adopted by New ViewPoint Financial Group following the offering and presented to shareholders for approval not earlier than 12 months after the completion of the offering.  We have assumed that options will be granted to acquire shares of common stock equal to 10% of the shares sold in the offering.  In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, and the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $3.70 for each option.  The pro forma net income assumes that the options granted under the stock-based incentive plan have a value of $3.70 per option, which was determined using the Black-Scholes option pricing formula using the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 1.39%; (iv) expected life of 7.5 years; (v) expected volatility of 36.2%; and (vi) risk-free interest rate of 2.69%.  If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing this pro forma data, the value of options and the related expense recognized will be different.  The aggregate grant date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options.  There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.  If a portion of the shares to satisfy the exercise of options under the stock-based incentive plan is obtained from the issuance of authorized but unissued shares of common stock, our net income and shareholders’ equity per share will decrease.  This also will have a dilutive effect of up to 5.69% on the ownership interest of persons who purchase shares of common stock in the offering.

(5)
The number of shares used to calculate pro forma net income per share is equal to the estimated weighted average shares outstanding as of the date of this proxy statement/prospectus, multiplied by the exchange ratio at the minimum, midpoint, maximum and adjusted maximum, and subtracting the employee stock ownership plan shares which have not been committed for release during the respective periods in accordance current accounting guidance.  See footnote 2, above.

(6)
The retained earnings of ViewPoint Bank will be substantially restricted after the conversion.  See “Our Policy Regarding Dividends,” “Proposal 1 – Approval of the Plan of Conversion and Reorganization - Liquidation Rights” and “Supervision and Regulation.”

(7)
Per share figures include publicly held shares of ViewPoint Financial Group common stock that will be exchanged for shares of New ViewPoint Financial Group common stock in the conversion.  Shareholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii) shares to be issued in exchange for publicly held shares.

(8)	The number of shares used to calculate pro forma shareholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

Our principal business consists of attracting retail deposits from the general public and the business community and investing those funds, along with borrowed funds, in permanent loans secured by first and second mortgages on owner-occupied, one- to four-family residences and commercial real estate, as well as in secured and unsecured commercial non-mortgage and consumer loans.  Additionally, our Purchase Program enables our mortgage banking company customers to close one- to four-family real estate loans in their own name and temporarily finance their inventory of these closed loans until the loans are sold to investors approved by the Company.  We also offer brokerage services for the purchase and sale of non-deposit investment and insurance products through a third party brokerage arrangement.

Our operating revenues are derived principally from earnings on interest earning assets, service charges and fees, and gains on the sale of loans.  Our primary sources of funds are deposits, Federal Home Loan Bank (“FHLB”) advances and other borrowings, and payments received on loans and securities.  We offer a variety of deposit accounts that provide a wide range of interest rates and terms, generally including savings, money market, term certificate and demand accounts.

Critical Accounting Policies

Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.  Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances.  Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers.  Management believes that its critical accounting policies include determining the allowance for loan losses and other-than-temporary impairments in our securities portfolio.  Our accounting policies are discussed in detail in Note 1 of the Notes to Consolidated Financial Statements contained elsewhere in this proxy statement/prospectus.

Allowance for Loan Loss. The allowance for loan losses and related provision expense are susceptible to change if the credit quality of our loan portfolio changes, which is evidenced by charge-offs and non-performing loan trends.  Our loan mix is also changing as we increase our residential and commercial real estate loan portfolios after discontinuing our indirect automobile lending program in 2007.  Generally, one- to four-family residential real estate lending has a lower credit risk profile compared to consumer lending (such as automobile or personal line of credit loans).  Commercial real estate and non-mortgage lending, however, have higher credit risk profiles than consumer and one- to four- family residential real estate loans due to these loans being larger in amount and non-homogenous in structure and term.  Changes in economic conditions, the mix and size of the loan portfolio and individual borrower conditions can dramatically impact our level of allowance for loan losses in relatively short periods of time.  Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of credit losses in the loan portfolio.  While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions.  In addition, our banking regulators and external auditor periodically review our allowance for loan losses.  These entities may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their review.  Our classified assets and loss allowances reflect reviews by the Office of Thrift Supervision in 2009.

Management evaluates current information and events regarding a borrower’s ability to repay its obligations and considers a loan to be impaired when the ultimate collectability of amounts due, according the contractual terms of the loan agreement, is in doubt.  If an impaired loan is collateral-dependent, the fair value of the collateral, less the cost to acquire and sell, is used to determine the amount of impairment.  The amount of the impairment can be adjusted, based on current data, until such time as the actual basis is established by acquisition of the collateral.  Impairment losses are reflected in the allowance for loan losses through a charge to the provision for loan losses.  Subsequent recoveries are credited to the allowance for loan losses.

Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement.  Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Estimation of Fair Value.  The estimation of fair value is significant to certain of our assets, including investment securities available for sale, other real estate owned, mortgage servicing rights and the value of loan collateral for impaired loans.  These are all recorded at either fair value or the lower of cost or fair value. Fair values are determined based on third party sources, when available.  Furthermore, generally accepted accounting principles require disclosure of the fair value of financial instruments as a part of the notes to the consolidated financial statements.  Fair values may be influenced by a number of factors, including market interest rates, prepayment speeds, discount rates and the shape of yield curves.

Fair values for securities available for sale are typically based on quoted market prices.  If a quoted market price is not available, fair values are estimated using quoted market prices for similar securities or level 3 values.  Note 6 to the consolidated financial statements provides additional information on how we determine level 3 values.  The fair values of other real estate owned and impaired loans are typically determined based on appraisals by third parties, less estimated costs to sell.  If necessary, appraisals are updated to reflect changes in market conditions.  The fair values of mortgage servicing rights are based on quoted market prices for similar loans.

Other-than-Temporary Impairments.  We evaluate securities for other-than-temporary impairment on at least a quarterly basis and more frequently when economic, market, or security specific concerns warrant such evaluation.  Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer(s), and our intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  In analyzing an issuer’s financial condition, we may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.  We conduct regular reviews of the bond agency ratings of securities and consider whether the securities were issued by or have principal and interest payments guaranteed by the federal government or its agencies.  These reviews focus on the underlying rating of the issuer and also include the insurance rating of securities that have an insurance component.  The ratings and financial condition of the issuers are monitored as well.

For periods in which other-than-temporary impairment of a debt security is recognized, the credit portion of the amount is determined by subtracting the present value of the stream of estimated cash flows as calculated in the discounted cash flow model and discounted at book yield from the prior period’s ending carrying value.  The non-credit portion of the amount is determined by subtracting the credit portion of the impairment from the difference between the book value and fair value of the security.

During the year ended December 31, 2008, we recognized an other-than-temporary impairment charge of $13.8 million for collateralized debt obligations.  In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities.  We elected to early-adopt this FSP as of January 1, 2009, and reversed $4.4 million (gross of tax) of this impairment charge through retained earnings, representing the non-credit portion, which resulted in a $9.4 million gross impairment charge related to credit at January 1, 2009.  In addition, accumulated other comprehensive loss was increased by the corresponding amount, net of tax.  During the first quarter of 2009, we recognized a $465,000 non-cash impairment charge to write off one of our collateralized debt obligations due to other-than-temporary impairment, which was credit-related.

During the second quarter of 2009, we updated our analysis and recognized $11.8 million in impairment charges to write off our collateralized debt obligations due to other-than-temporary impairment, which was determined to be all credit-related.  This charge was determined by applying an ASC 325-40 discounted cash flow analysis, which included estimates based on current sales price data, to the securities and reduced their value to fair value.  As required by ASC 325-40, when an adverse change in estimated cash flows has occurred, the credit component of the unrealized loss must be recognized as a charge to earnings.  The analysis of all collateralized debt obligations in our portfolio included a review of the financial condition of each of the issuers, with issuer specific and non-specific estimates of future deferrals, defaults, recoveries, and prepayments of principal being factored into the analysis.  Prior to the date of sale, no actual loss of principal or interest had occurred.

These securities were sold in late June 2009.  The decision to sell all of our collateralized debt obligations was made after considering the following:  (1) June valuation reports from the trustee showed significantly higher levels of new defaults among the underlying issuers than previously reported, further reducing collateral coverage ratios; (2) an analysis of underlying issuers’ current return on assets ratios, Tier One capital ratios, leverage ratios, change in leverage ratios, and non-performing loans ratios showed ongoing and worsening credit deterioration, suggesting probable and possible future defaults; (3) the modeling of Level 3 projections of future cash flows, using internally defined assumptions for future deferrals, defaults, recoveries, and prepayments, showed no expected future cash flows; (4) a ratings downgrade from BBB to C for each of the securities during the quarter; and (5) the expected cash realization of tax benefits as a result of the actual sale of the securities.  The sale of the collateralized debt obligation securities generated proceeds of $224,000.  We used the sales proceeds as the estimated fair value of the securities in determining the impairment charge.  Therefore, no gain or loss was recognized on the sale of the securities.

Business Strategy

Our principal objective is to remain an independent, community-oriented financial institution serving customers in our primary market area.  Our Board of Directors has sought to accomplish this objective through the adoption of a strategy designed to maintain profitability, a strong capital position and high asset quality.  This strategy primarily involves:

Continuing the growth and diversification of our loan portfolio.  During the past five years, we have successfully transitioned our lending activities from a predominantly consumer-driven model to a more diversified consumer and business lender by emphasizing three key lending initiatives: our Purchase Program, through which we fund third party mortgage bankers; residential mortgage lending through our own mortgage banking company; and commercial real estate lending.  Additionally, we will seek to diversify our loan portfolio by increasing secured commercial and industrial lending to small to mid-size businesses in our market area.  Loan diversification improves our earnings because commercial real estate and commercial and industrial loans generally have higher interest rates than residential mortgage loans.  Another benefit of commercial lending is that it improves the sensitivity of our interest-earning assets because commercial loans typically have shorter terms than residential mortgage loans and frequently have variable interest rates.

Maintaining our historically high level of asset quality.  We believe that strong asset quality is a key to long-term financial success.  We have sought to maintain a high level of asset quality and moderate credit risk by strictly adhering to our strong lending policies, as evidenced by historical low charge-off ratios and non-performing assets.  Although we intend to continue our efforts to grow our loan portfolio, including through commercial real estate and business lending, we intend to continue our philosophy of managing credit exposures through our conservative approach to lending.

Capturing our customers’ full relationship.  We offer a wide range of products and services that provide diversification of revenue sources and solidify our relationship with our customers.  We focus on core retail and business deposits, including savings and checking accounts, that lead to long-term customer retention.  Our recently introduced Absolute Checking account product, which offers a higher rate of interest when a required minimum number of electronic transactions and other requirements are satisfied, provides cost savings and drives fee revenue while providing what we believe to be a stable customer relationship.  As part of our commercial lending process we cross-sell the entire business banking relationship, including non-interest bearing deposits and business banking products, such as online cash management, treasury management, wires, and direct deposit /payment processing.

Expanding our reach.  In addition to deepening our relationships with existing customers, we intend to expand our business to new customers by leveraging our well-established involvement in the community and by selectively emphasizing products and services designed to meet their banking needs.  We also intend to continue to pursue expansion in our market area through growth of our branch network.  In 2009, we announced plans to open more free-standing, full service community bank offices and to transition away from limited grocery store banking offices.  As a result, in 2009, we closed ten grocery store banking centers and opened three new full service community bank offices.   We may also consider the acquisition of other financial institutions or branches of other banks primarily in, or adjacent to, the State of Texas, although currently no specific transactions are planned.

As a community bank, we strive to make banking feel more like a partnership with our customers than simply providing an account or loan.  We offer the wide variety of resources that customers typically expect from a large bank while giving the personal attention found at a community bank.  We support the communities we serve by donating thousands of volunteer hours to a multitude of worthy causes; in fact, our community reinvestment activities received the highest rating of “Outstanding” from the Office of Thrift Supervision.

Comparison of Financial Condition at December 31, 2009, and December 31, 2008

General.  Total assets increased by $166.1 million, or 7.5%, to $2.38 billion at December 31, 2009, from $2.21 billion at December 31, 2008.  The rise in total assets was primarily due to an $82.4 million, or 47.8%, increase in securities held to maturity and a $53.2 million, or 3.8%, increase in gross loans (including loans held for sale.)  Asset growth was funded by an increase in deposits of $248.6 million, or 16.1%.  Excess funds were used to reduce Federal Home Loan Bank advances, which decreased by $98.3 million, or 23.9%.

Loans.  Gross loans (including $341.4 million in mortgage loans held for sale) increased by $53.2 million, or 3.8%, from $1.41 billion at December 31, 2008 to $1.46 billion at December 31, 2009.

	December 31,	December 31,	Dollar	Percent
	2009	2008	Change	Change
	(Dollars in thousands)
Mortgage loans:
One- to four-family	$440,847	$498,961	$(58,114)	(11.6%)
Commercial real estate	453,604	436,483	17,121	3.9
One- to four-family construction	6,195	503	5,692	1,131.6
Commercial construction	879	-	879	N/M
Mortgage loans held for sale	341,431	159,884	181,547	113.5
Home equity	97,226	101,021	(3,795)	(3.8)
Total mortgage loans	1,340,182	1,196,852	143,330	12.0
Automobile loans	67,897	111,870	(43,973)	(39.3)
Other consumer loans	26,998	29,299	(2,301)	(7.9)
Commercial non-mortgage loans	27,983	18,574	9,409	50.7
Warehouse lines of credit	-	53,271	(53,271)	(100.0)
Total non-mortgage loans	122,878	213,014	(90,136)	(42.3)

Gross loans	$1,463,060	$1,409,866	$53,194	3.8%

Mortgage loans held for sale consisted of $311.4 million of Purchase Program loans purchased for sale under our standard loan participation agreement and $30.0 million of loans originated for sale by our mortgage banking subsidiary, ViewPoint Bankers Mortgage, Inc.  Our Purchase Program enables our mortgage banking company customers to close conforming one- to four-family real estate loans in their own name and temporarily finance their inventory of these closed loans until the loans are sold to investors approved by us.  At December 31, 2009, the Purchase Program had 22 clients, compared to eight clients at December 31, 2008.  The approved maximum borrowing amounts for our existing Purchase Program clients ranged from $10.0 million to $30.0 million at December 31, 2009.  During 2009, the average outstanding balance per client was $11.7 million.  The Purchase Program generated $1.9 million of fee income for the year ended December 31, 2009, and also produced interest income of $10.3 million, which was an increase of $10.0 million from the year ended December 31, 2008.  Our one- to four- family mortgage loan originations, which included a limited amount of home improvement and construction loans, totaled $695.7 million for the year ended December 31, 2009, an increase of $190.1 million, or 37.6%, from the year ended December 31, 2008.  Of these loans, $629.9 million were sold to investors, generating a net gain on sale of loans of $16.6 million for the year ended December 31, 2009.  One- to four- family mortgage loans held in portfolio declined by $58.1 million, or 11.6%, from December 31, 2008 because we sold more loans to outside investors in 2009 compared to 2008.  Since we added fewer loans to our portfolio, paydowns exceeded new loans added to the portfolio in 2009.  For asset/liability and interest rate risk management, we follow guidelines set forth by our Asset/Liability Management Committee to determine whether to keep loans in portfolio or sell with a servicing release premium.  We evaluate price, yield and duration when determining the amount of loans sold or retained.

Our commercial real estate portfolio, which increased by $17.1 million, or 3.9%, from December 31, 2008, consists almost exclusively of loans secured by existing, multi-tenanted commercial buildings with positive cash flows.  89% of our commercial real estate properties are located in Texas, a market that has not experienced the same economic pressures currently being experienced in other geographic areas.  The below table illustrates the geographic concentration of our commercial real estate portfolio, including $879,000 in one commercial construction loan, at December 31, 2009:

Texas	89%
Oklahoma	4%
Louisiana	2%
Illinois	2%
California	2%
Other*	1%
100%

* “Other” consists of Arizona, Georgia, New Mexico, Nevada, Oregon and Washington

Our commercial non-mortgage portfolio increased by $9.4 million, or 50.7%, compared to the prior year, while warehouse lines of credit decreased by $53.3 million.  From July 2008 to August 2009, we originated warehouse lines of credit to mortgage banking companies in the form of participations in warehouse lines extended by other financial institutions or multi-bank warehouse lending syndications originated in conjunction with other banks.  The income generated by this program assisted in funding our new Purchase Program.  As the Purchase Program began to season, we decided to discontinue participating in warehouse lines of credit originated by others and instead focus on serving mortgage banking companies directly through our Purchase Program, due to the added benefits these direct relationships bring.  Consumer loans, including direct and indirect automobile, other secured installment loans, and unsecured lines of credit, decreased by $46.3 million, or 32.8%, from December 31, 2008.  We have continued to reduce our emphasis on consumer lending and are focused on originating residential and commercial loans.  Nevertheless, we remain committed to meeting all of the banking needs of our customers, which includes offering them competitive consumer lending products.

Allowance for Loan Losses.  The allowance for loan losses is maintained to cover losses that can be estimated on the date of the evaluation in accordance with U.S. generally accepted accounting principles.  It is our estimate of credit losses in our loan portfolio.  Our methodology for analyzing the allowance for loan losses consists of specific and general components.

For the general component, we stratify the loan portfolio into homogeneous groups of loans that possess similar loss potential characteristics and apply an appropriate loss ratio to these groups of loans to estimate the credit losses in the loan portfolio.  We use both historical loss ratios and qualitative loss factors assigned to major loan collateral types to establish loss allocations.  The historical loss ratio is generally defined as an average percentage of net annual loan losses to loans outstanding.  Qualitative loss factors are based on management’s judgment of company-specific data and external economic indicators and how this information could impact the Company’s specific loan portfolios.  The Allowance for Loan Loss Committee sets and adjusts qualitative loss factors by reviewing changes in loan composition and the seasonality of specific portfolios.  The Committee also considers credit quality and trends relating to delinquency, non-performing and/or classified loans and bankruptcy within our loan portfolio when evaluating qualitative loss factors.  Additionally, the Committee adjusts qualitative factors to account for the potential impact of external economic factors, including the unemployment rate and housing price and inventory levels specific to our market area.

For the specific component, the allowance for loan losses on individually analyzed loans includes commercial non-mortgage and one- to four-family and commercial real estate loans where management has concerns about the borrower’s ability to repay.  Loss estimates include the negative difference, if any, between the current fair value of the collateral and the loan amount due.

We are focused on maintaining our asset quality by applying strong underwriting guidelines to all loans that we originate (see “- Lending Activities” of this proxy statement/prospectus for more information about our loan underwriting.)  Substantially all of our residential real estate loans generally are full-documentation, standard “A” type products.  We do not offer any sub-prime loan products.

Our non-performing loans, which consist of nonaccrual loans and troubled debt restructurings, include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.  Troubled debt restructurings, which are accounted for under ASC 310-40, are loans that have renegotiated loan terms to assist borrowers who are unable to meet the original terms of their loans.  These modifications to loan terms may include a lower interest rate, a reduction in principal, or an extended term to maturity.

Our non-performing loans to total loans ratio at December 31, 2009, was 1.13%, compared to 0.38% at December 31, 2008.  Non-performing loans increased by $7.9 million, from $4.7 million at December 31, 2008, to $12.6 million at December 31, 2009.  The increase in non-performing loans was primarily due to a $4.7 million increase in commercial real estate nonaccrual loans that have been restructured, which consists of three loans.  One of these loans, with a net outstanding balance of $2.9 million, is not delinquent under the restructured terms and is secured by three office buildings.  It is rated “substandard” and was placed on nonaccrual status when it was classified as a troubled debt restructuring.  A 36 month extension of this loan was made in August 2009; the loan term was extended by 33 months and was restructured to an interest-only note with a cash flow recapture feature that is measured annually.  Based on a current analysis, there is no anticipated loss for this loan and no specific valuation allowance required.  The second loan is a $907,000 loan participation that is collateralized by a hotel property experiencing financial difficulties.  This loan is also a troubled debt restructuring and is rated “substandard.”  This loan was modified several times in 2009 on a short-term basis to provide time to negotiate a long-term modification that is currently pending.  At December 31, 2009, this loan had matured and was paying interest only.  A $156,000 specific valuation allowance has been set aside for this loan based on a current appraisal.  At December 31, 2009, this loan was 59 days delinquent under the restructured terms.  The third loan, a participation with an outstanding balance of $901,000, was reported as a troubled debt restructuring at December 31, 2008, and was moved into nonaccrual status in 2009.  The loan defaulted at maturity in November 2008 and is currently in the process of foreclosure, which has been slowed due to the borrower’s filing of Chapter 13 bankruptcy.  A $155,000 specific valuation allowance has been set aside for this loan, which is secured by two office buildings and is rated “doubtful.”  At December 31, 2009, this loan was over 90 days delinquent under the restructured terms.

Also, non-performing loans increased due to a $4.7 million increase in one- to four-family real estate loans on nonaccrual status, with $1.5 million of this increase being attributable to one loan.  This loan is in the process of foreclosure and there is no anticipated loss based on a current valuation of $2.0 million.

In 2009, we experienced an increase in one- to four- family loan delinquencies.  At December 31, 2009, one- to four- family loans that were delinquent 30 to 89 days totaled $8.0 million, an increase of $3.8 million from December 31, 2008.

Our allowance for loan losses at December 31, 2009, was $12.3 million, or 1.10% of gross loans, compared to $9.1 million, or 0.73% of gross loans, at December 31, 2008.  The $3.2 million, or 35.8%, increase in our allowance for loan losses was primarily due to changed qualitative factors.  Our qualitative factors were increased due to the downturn in the U.S. economy, as unemployment remains elevated and real estate values have declined in both our market area and in the U.S. as a whole.  Also, qualitative factors were increased due to a trend of increasing non-performing and classified loans in our loan portfolio.  The increase in qualitative factors was not based on any specific loan losses on our classified assets.

Foreclosed Assets.  Foreclosed assets increased by $2.3 million, from $1.6 million at December 31, 2008 to $3.9 million at December 31, 2009.  This increase was caused by the foreclosure in October 2009 of an office building with a carrying value of $2.6 million.  The other commercial real estate property in foreclosed assets at December 31, 2009, related to a participation in a loan on an outlet mall with a carrying value of $840,000.  In January 2010, this property was sold at a loss of $59,000; the buyer financed its purchase with a loan from the lending group, resulting in a new loan participation in our portfolio.

Cash and Cash Equivalents.  Cash and cash equivalents increased by $23.0 million, or 70.6%, to $55.5 million at December 31, 2009, from $32.5 million at December 31, 2008.  This increase was due to a $26.3 million, or 226.5%, increase in short-term interest bearing deposits in other financial institutions, a result of an increase in customer deposits.

Securities.  Our securities portfolio increased by $83.4 million, or 12.7%, to $738.8 million at December 31, 2009, from $655.4 million at December 31, 2008.  The increase in our securities portfolio was primarily caused by $714.5 million of securities purchased and was partially offset by maturities and paydowns totaling $559.0 million and sales proceeds totaling $73.8 million.  The purchases consisted of $582.0 million of securities deemed available for sale and $132.5 million of securities that were recorded as held to maturity.  The classification of these purchased securities was determined in accordance with ASC 320-10.  The available for sale securities purchased consisted of short-term U.S. treasuries and government agency discount notes, adjustable rate government and agency mortgage-backed securities, floating rate government and agency collateralized mortgage obligations, callable agency bonds and step-up securities.  The held to maturity securities purchased consisted of fixed rate government and agency mortgage backed securities and collateralized mortgage obligations, callable agency bonds and municipal bonds, all with final maturities of less than fifteen years.  This mix was determined due to its strong cash flow characteristics in various interest rate environments.  The sale of 22 agency residential collateralized mortgage obligations and two agency residential mortgage-backed securities, with a combined cost basis of $71.2 million, resulted in a $1.6 million after-tax increase to earnings.  This gain was more than offset by a pre-tax impairment charge of $12.2 million on collateralized debt obligations, which were impaired to their fair value and sold in June 2009.

The decision to sell all of our collateralized debt obligations in June 2009 was made after considering the following:  (1) June valuation reports from the trustee showed significantly higher levels of new defaults among the underlying issuers than previously reported, further reducing collateral coverage ratios; (2) an analysis of underlying issuers’ current return on assets ratios, Tier One capital ratios, leverage ratios, change in leverage ratios, and non-performing loans ratios showed ongoing and worsening credit deterioration, suggesting probable and possible future defaults; (3) the modeling of Level 3 projections of future cash flows, using internally defined assumptions for future deferrals, defaults, recoveries, and prepayments, showed no expected future cash flows; (4) a ratings downgrade from BBB to C for each of the securities during the quarter; and (5) the expected cash realization of tax benefits as a result of the actual sale of the securities.  The sale of the collateralized debt obligation securities generated proceeds of $224,000.  We no longer have any collateralized debt obligations in our securities portfolio.  Please see Note 4 - Securities of the Notes to Consolidated Financial Statements contained elsewhere in this proxy statement/prospectus for more information.

Deposits.  Total deposits increased by $248.6 million, or 16.1%, to $1.80 billion at December 31, 2009, from $1.55 billion at December 31, 2008.

	December 31,	December 31,	Dollar	Percent
	2009	2008	Change	Change
	(Dollars in thousands)
Non-interest bearing demand	$193,581	$172,395	$21,186	12.3%
Interest bearing demand	268,063	98,884	169,179	171.1
Savings	143,506	144,530	(1,024)	(0.7)
Money Market	549,619	482,525	67,094	13.9
IRA savings	8,710	8,188	522	6.4
Time	633,186	641,568	(8,382)	(1.3)
Total deposits	$1,796,665	$1,548,090	$248,575	16.1%

The increase in deposits was primarily caused by a $169.2 million, or 171.1%, increase in interest bearing demand deposits, which was principally attributable to our Absolute Checking product, which currently provides a 4.0% annual percentage yield on account balances up to $50,000 if certain conditions are met.  These conditions include using direct deposit or online bill pay, receiving statements online and having at least 15 Visa Check Card transactions per month for purchases.  Absolute Checking encourages relationship accounts with required electronic transactions that are intended to reduce the expense of maintaining this product.  If the conditions described above are not met, the rate paid decreases to 0.04%.  The actual average rate paid on Absolute Checking accounts for the year ended December 31, 2009, was 2.91%.  At December 31, 2009, 65% of Absolute Checking customers received online statements, compared to the average of 37% in other consumer checking accounts.  Additionally, at December 31, 2009, Absolute Checking customers that represented new households generated 174 new loans totaling more than $6.1 million and 598 new deposit accounts for more than $24.5 million.

Money market deposits increased by $67.1 million, or 13.9%, due to a $68.6 million, or 15.9%, increase in consumer money market accounts, while non-interest bearing demand deposits increased by $21.2 million, or 12.3%, primarily due to $22.3 million in new non-interest bearing checking accounts opened by our mortgage banking company customers who participate in the Purchase Program.  Our community bank offices actively sell our deposit products, which are priced to be competitive in the market.

Borrowings.  Federal Home Loan Bank advances decreased by $98.3 million, or 23.9%, from $410.8 million at December 31, 2008, to $312.5 million at December 31, 2009.  The outstanding balance of Federal Home Loan Bank advances decreased due to monthly principal paydowns.  During the year ended December 31, 2009, we used deposit growth to fund loans more than utilizing borrowings as a funding source.  At December 31, 2009, we were eligible to borrow an additional $438.1 million from the Federal Home Loan Bank.  Additionally, we are eligible to borrow from the Federal Reserve Bank discount window and have two available federal funds lines of credit with other financial institutions totaling $66.0 million.

In addition to Federal Home Loan Bank advances, we have a $25.0 million repurchase agreement with Credit Suisse and four promissory notes for unsecured loans totaling $10.0 million obtained from local private investors.  We used the proceeds from these loans for general working capital and to support the growth of the Bank.

Shareholders’ Equity. Total shareholders’ equity increased by $11.6 million, or 5.9%, from $194.1 million at December 31, 2008, to $205.7 million at December 31, 2009.

	December 31,	December 31,	Dollar	Percent
	2009	2008	Change	Change
	(Dollars in Thousands)
Common stock	$262	$262	$-	-%
Additional paid-in capital	118,297	115,963	2,334	2.0
Retained Earnings	111,188	108,332	2,856	2.6
Accumulated other comprehensive income (loss)	3,802	(1,613)	5,415	N/M
Unearned ESOP shares	(6,159)	(7,097)	938	13.2
Treasury stock	(21,708)	(21,708)	-	-
Total shareholders’ equity	$205,682	$194,139	$11,543	5.9%

This increase was primarily caused by a $5.4 million increase in unrealized gains and losses on securities available for sale.  This increase was primarily attributable to the impairment and sale of our collateralized debt obligations in June 2009, which removed our loss position in accumulated other comprehensive income.  Please see Note 4 - Securities of the Notes to Consolidated Financial Statements contained elsewhere in this proxy statement/prospectus for more information.  On April 9, 2009, the FASB issued ASC 320-10-65, which allowed us to reverse the non-credit portion of an impairment charge booked to earnings relating to our collateralized debt obligations in December 2008.  The $2.8 million after-tax amount was reflected as a cumulative effect adjustment that increased retained earnings and increased accumulated other comprehensive loss.  This reclassification had a positive impact on regulatory capital and no impact on tangible common equity.  Net income of $2.7 million was partially offset by the payment of dividends totaling $0.23 per share during 2009, which resulted in a $2.5 million reduction to shareholders’ equity.

Comparison of Results of Operation for the Years Ended December 31, 2009 and 2008

General.  We reported net income of $2.7 million for the year ended December 31, 2009, an increase of $6.0 million from a net loss of $3.3 million for the year ended December 31, 2008.  The net loss for 2008 was caused by a $13.8 million pre-tax impairment charge on our collateralized debt obligations.  These collateralized debt obligations were sold in June 2009, and we no longer own any collateralized debt obligations.  Prior to the sale, in 2009 we recognized a $12.2 million pre-tax charge for the other-than-temporary decline in the fair value of the collateralized debt obligations.  Please see Note 4 - Securities of the Notes to Consolidated Financial Statements contained elsewhere in this proxy statement/prospectus for more information.  Excluding the effects of these two impairment charges, net income for the year ended December 31, 2009 was $10.8 million, an increase of $5.0 million, or 85.4%, from $5.8 million for the year ended December 31, 2008.  The increase in net income was primarily due to higher net interest income, increased net gain on sale of loans and a lower effective tax rate, and was partially offset by a higher provision for loan losses and noninterest expense.

Interest Income.   Interest income increased by $11.1 million, or 11.4%, from $97.2 million for the year ended December 31, 2008, to $108.3 million for the year ended December 31, 2009.

	Year Ended
	December 31,		Dollar	Percent
	2009	2008	Change	Change
Interest and dividend income	(Dollars in Thousands)
Loans, including fees	$84,197	$66,386	$17,811	26.8%
Securities	23,436	29,391	(5,955)	(20.3)
Interest bearing deposits in other financial institutions	652	1,195	(543)	(45.4)
Federal Home Loan Bank stock	16	271	(255)	(94.1)
	$108,301	$97,243	$11,058	11.4%

The increase in interest income was primarily due to a $17.8 million, or 26.8%, increase in interest income earned on loans compared to the prior year.  The average balance of loans (including loans held for sale) increased by $324.0 million, or 29.3%, from $1.1 billion for the year ended December 31, 2008, to $1.4 billion for the year ended December 31, 2009.  This was driven by a $264.4 million, or 58.0%, increase in the average balance of one- to four- family real estate loans, which was primarily attributable to $202.5 million of growth in the average balance of Purchase Program loans and the addition of adjustable rate loans which will better position us for a rising rate environment.  Purchase Program loans had an average yield of 4.89% for the year ended December 31, 2009, which contributed to the lower yield earned on one- to four- family real estate loans.  Additionally, the average balance of commercial real estate loans increased by $91.4 million, or 25.7%, while the yield earned on these loans increased by 21 basis points to 6.45% from 6.24%.

This increase in interest income was partially offset by a $6.0 million, or 20.3%, decrease in interest income earned on securities: although the average balance of our securities portfolio increased, lower yields led to the decline in interest income.  The decline in yields earned on securities was due to lower market rates in 2009 for securities purchased and for existing adjustable rate securities that repriced during the year.  Overall, the yield earned on interest earning assets decreased by 46 basis points, from 5.47% for the year ended December 31, 2008, to 5.01% for the year ended December 31, 2009.

Interest Expense.  Interest expense increased by $3.1 million, or 6.8%, from $46.2 million for the year ended December 31, 2008, to $49.3 million for the year ended December 31, 2009.

	Year Ended
	December 31,		Dollar	Percent
	2009	2008	Change	Change
Interest expense	(Dollars in Thousands)
Deposits	$34,366	$35,529	$(1,163)	(3.3%)
Federal Home Loan Bank advances	14,056	10,340	3,716	35.9
Federal Reserve Bank advances	29	-	29	N/M
Repurchase agreement	707	300	407	135.7
Other borrowings	128	-	128	N/M
	$49,286	$46,169	$3,117	6.8%

The increase in interest expense was primarily due to a $3.7 million increase in interest expense paid on Federal Home Loan Bank advances, as the average balance of these advances increased by $103.9 million.  From July 2008 to December 2008, we increased the average balance of Federal Home Loan Bank advances by $163.6 million; therefore, in 2009, we recognized a full year’s worth of interest expense on the higher average balance of borrowings compared to only six months of increased interest expense in 2008.  Additionally, interest expense on the repurchase agreement increased by $407,000, or 135.7%, because the agreement repriced to 3.22% from 1.62% in April 2009 and the repurchase agreement was entered into in April 2008; therefore, nine months of interest expense is reflected in 2008, compared to twelve months of interest expense reflected in 2009.  The $128,000 of interest expense reflected as other borrowings is attributable to four promissory notes that were executed in October 2009 for unsecured loans totaling $10.0 million obtained from local private investors.  The lenders are all members of the same family and long-time customers of ViewPoint Bank.  Each of the four promissory notes initially bears interest at 6% per annum, thereafter being adjusted quarterly to a rate equal to the national average 2-year jumbo CD rate plus 2%, with a floor of 6% and a ceiling of 9%.

The increase in interest expense related to borrowings was partially offset by a $1.2 million, or 3.3%, decrease in interest expense paid on deposits; although the average balance of deposits increased by $299.3 million, or 25.0%, lower rates paid on savings, money market and time accounts led to this decrease.  Overall, the rate paid on interest bearing liabilities decreased by 52 basis points, from 3.16% for the year ended December 31, 2008, to 2.64% for the year ended December 31, 2009.

Net Interest Income.  Net interest income increased by $7.9 million, or 15.5%, to $59.0 million for the year ended December 31, 2009, from $51.1 million for the year ended December 31, 2008.  The net interest rate spread increased six basis points to 2.37% for the year ended December 31, 2009, from 2.31% for the same period last year.  The net interest margin decreased 14 basis points to 2.73% for the year ended December 31, 2009, from 2.87% for the year ended December 31, 2008.  The decrease in the net interest margin was primarily attributable to Purchase Program loans with an average balance of $211.1 million that were added to our loan portfolio at an average rate of 4.89%.  Purchase Program loans adjust with changes to the daily LIBOR.  These loans have a yield that is based on the daily LIBOR, with a floor of 2.50% per annum, plus a margin rate.  The margin rate, which is based on the underlying mortgage loan as contracted and disclosed in the pricing schedule of each Purchase Program client, ranges between 2.00% and 3.00% per annum, which results in a minimum total rate for Purchase Program loans of 4.50%.  All of these loans ended the year at their contractual floor rates.  Additionally, we have purchased an increased amount of variable-rate securities over the past year, which will better position us for a rising rate environment.

Provision for Loan Losses.  We establish provisions for loan losses, which are charged to earnings, at a level required to reflect estimated credit losses in the loan portfolio.  In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect borrowers’ ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and current factors.

The provision for loan losses was $7.7 million for the year ended December 31, 2009, an increase of $1.5 million, or 24.0%, from $6.2 million for the year ended December 31, 2008.  This increase was primarily due to an increase in our qualitative factors due to the downturn in the U.S. economy and a trend of increasing non-performing and classified loans in our loan portfolio.  This was not based on any specific loan losses on our classified assets.  Also, net charge-offs increased by $1.1 million, while specific valuation allowances on impaired loans increased by $410,000.  Provision for loan losses for the year ended December 31, 2008, reflected overall loan growth during 2008 that was absent in 2009.  In 2009, the net increase in loans was $50.0 million, compared to a net increase of $477.8 million for 2008.  This change was primarily caused by an increase in one- to four-family loans that were sold rather than added to our loan portfolio.  In 2009, we sold $629.9 million in loans originated by our mortgage banking subsidiary to outside investors, compared to $285.4 million for 2008.

Net charge-offs for the year ended December 31, 2009, totaled $4.4 million, an increase of 34.9% from $3.3 million for the year ended December 31, 2008.  During the fourth quarter of 2009, we recorded a charge-off of $835,000 for a commercial real estate loan, which led to the increase in charge-offs for that quarter.  Activity in the allowance for loan losses was as follows:

	Three Months Ended				Year Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2009	2009

Beginning balance	$10,955	$9,996	$9,498	$9,068	$9,068

Charge-offs:
One- to four-family real estate	69	106	147	138	460
Commercial real estate	835	-	-	-	835
Home equity	36	9	-	9	54
Total real estate loans	940	115	147	147	1,349
Consumer	629	804	625	868	2,926
Commercial non-mortgage	126	31	372	191	720
Total charge-offs	1,695	950	1,144	1,206	4,995

Recoveries:
One- to four-family real estate	3	3	22	4	32
Commercial real estate	-	-	-	-	-
Home equity	-	-	-	-	-
Total real estate loans	3	3	22	4	32
Consumer	102	113	111	190	516
Commercial non-mortgage	4	18	15	-	37
Total recoveries	109	134	148	194	585

Net charge-offs	1,586	816	996	1,012	4,410
Provision for loan losses	2,941	1,775	1,494	1,442	7,652

Ending balance	$12,310	$10,955	$9,996	$9,498	$12,310

	Three Months Ended				Year Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2008	2008

Beginning balance	$8,514	$7,278	$6,549	$6,165	$6,165

Charge-offs:
One- to four-family real estate	78	-	-	86	164
Commercial real estate	180	-	-	-	180
Home equity	28	-	-	13	41
Total real estate loans	286	-	-	99	385
Consumer	766	733	789	900	3,188
Commercial non-mortgage	214	69	163	7	453
Total charge-offs	1,266	802	952	1,006	4,026

Recoveries:
One- to four-family real estate	4	3	3	3	13
Commercial real estate	-	-	-	-	-
Home equity	1	-	1	2	4
Total real estate loans	5	3	4	5	17
Consumer	149	152	167	251	719
Commercial non-mortgage	-	16	4	2	22
Total recoveries	154	171	175	258	758

Net charge-offs	1,112	631	777	748	3,268
Provision for loan losses	1,666	1,867	1,506	1,132	6,171

Ending balance	$9,068	$8,514	$7,278	$6,549	$9,068

Non-interest Income.  Non-interest income increased by $8.3 million, or 44.2%, from $18.9 million for the year ended December 31, 2008, to $27.2 million for the year ended December 31, 2009.

	Year Ended
	December 31,		Dollar	Percent
	2009	2008	Change	Change
Non-interest income	(Dollars in Thousands)
Service charges and fees	$18,866	$19,779	$(913)	(4.6%)
Brokerage fees	347	434	(87)	(20.0)
Net gain on sale of loans	16,591	9,390	7,201	76.7
Loan servicing fees	239	252	(13)	(5.2)
Bank-owned life insurance income	539	1,081	(542)	(50.1)
Gain on redemption of Visa, Inc. shares	-	771	(771)	(100.0)
Valuation adjustment on mortgage servicing rights	(191)	-	(191)	N/M
Impairment of collateralized debt obligation (all credit)	(12,246)	(13,809)	1,563	11.3
Gain on sale of available for sale securities	2,377	-	2,377	N/M
Gain (loss) on sale of foreclosed assets	179	(43)	222	N/M
Gain (loss) on disposition of assets	(1,220)	16	(1,236)	N/M
Other	1,718	993	725	73.0
	$27,199	$18,864	$8,335	44.2%

Net gain on sale of loans increased by $7.2 million, or 76.7%, as we sold $629.9 million in loans originated by our mortgage banking subsidiary to outside investors during the year ended December 31, 2009, compared to $285.4 million for the year ended December 31, 2008.  Also, in June 2009, we recognized $2.4 million in gain on the sale of 22 agency residential collateralized mortgage obligations and two agency residential mortgage-backed securities, with a cost basis of $71.2 million.  Other non-interest income increased by $725,000, primarily due to a $421,000 increase in the value of an equity investment in a community development-oriented venture capital fund.

Non-interest income for the years ended December 31, 2009, and 2008 included pre-tax impairment charges of $12.2 million and $13.8 million, respectively, on collateralized debt obligations, which were impaired to their fair value and sold in June 2009.  During the year ended December 31, 2008, we recognized an other-than-temporary impairment charge of $13.8 million for collateralized debt obligations.  In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities.  We elected to early-adopt this FSP as of January 1, 2009, and reversed $4.4 million (gross of tax) of this impairment charge through retained earnings, representing the non-credit portion, which resulted in a $9.4 million gross impairment charge related to credit at January 1, 2009.  In addition, accumulated other comprehensive loss was increased by the corresponding amount, net of tax.  During the first quarter of 2009, we recognized a $465,000 non-cash impairment charge to write off one of our collateralized debt obligations due to other-than-temporary impairment, which was credit-related.

During the second quarter of 2009, we updated our analysis and recognized $11.8 million in impairment charges to write off our collateralized debt obligations due to other-than-temporary impairment, which was determined to be all credit-related.  This charge was determined by applying an ASC 325-40 discounted cash flow analysis, which included estimates based on current sales price data, to the securities and reduced their value to fair value.  As required by ASC 325-40, when an adverse change in estimated cash flows has occurred, the credit component of the unrealized loss must be recognized as a charge to earnings.  The analysis of all collateralized debt obligations in our portfolio included a review of the financial condition of each of the issuers, with issuer specific and non-specific estimates of future deferrals, defaults, recoveries, and prepayments of principal being factored into the analysis.  Prior to the date of sale, no actual loss of principal or interest had occurred.

These securities were sold in late June 2009.  The decision to sell all of our collateralized debt obligations was made after considering the following:  (1) June valuation reports from the trustee showed significantly higher levels of new defaults among the underlying issuers than previously reported, further reducing collateral coverage ratios; (2) an analysis of underlying issuers’ current return on assets ratios, Tier One capital ratios, leverage ratios, change in leverage ratios, and non-performing loans ratios showed ongoing and worsening credit deterioration, suggesting probable and possible future defaults; (3) the modeling of Level 3 projections of future cash flows, using internally defined assumptions for future deferrals, defaults, recoveries, and prepayments, showed no expected future cash flows; (4) a ratings downgrade from BBB to C for each of the securities during the quarter; and (5) the expected cash realization of tax benefits as a result of the actual sale of the securities.  The sale of the collateralized debt obligation securities generated proceeds of $224,000.  We used the sales proceeds as the estimated fair value of the securities in determining the impairment charge.  Therefore, no gain or loss was recognized on the sale of the securities.

Also, non-interest income for the year ended December 31, 2009, included $1.2 million in lease termination fees and leasehold improvement write-offs for ten in-store banking centers closed during the year, which are reported as losses on disposition of assets.

During the year ended December 31, 2009, we recognized a net valuation adjustment of $191,000 to write down our mortgage servicing rights due to industry-wide increased prepayment speeds and lower interest rates, with no similar adjustment made in 2008.  Comparatively, in March 2008, we recognized a gain of $771,000 resulting from the redemption of 18,029 shares of Visa, Inc. Class B stock in association with Visa’s initial public offering, with no similar transactions in 2009.

Fee income of $1.9 million generated by our Purchase Program partially offset the decrease in service charges and fees, which was primarily attributable to a $1.8 million decrease in non-sufficient funds fees and a $326,000 decline in debit card income.  The decrease in non-sufficient funds fees and debit card income was primarily due to a trend of lower volume in these types of transactions.  Also, fees for late loan payments and other miscellaneous lending services declined by $225,000 primarily due to the decline in our consumer lending portfolio.   Bank-owned life insurance income declined by $542,000 due to a decrease in the average crediting rate, which is the yield that we receive on the bank-owned life insurance balance carried on our balance sheet.  The average crediting rate declined due to lower market rates of interest during the year. Although as of December 31, 2009, we had no current plans to purchase additional bank-owned life insurance, any future additional purchase of bank-owned life insurance, together with the current outstanding amount, will not exceed 25% of ViewPoint Bank’s then current or projected consolidated Tier 1 capital plus loan loss reserve.  As of December 31, 2009, we had $28.1 million in bank-owned life insurance, or 14.0% of ViewPoint Bank’s consolidated Tier 1 capital plus loan loss reserves at that date.

Non-interest Expense.  Non-interest expense increased by $5.5 million, or 8.0%, from $69.4 million for the year ended December 31, 2008, to $74.9 million for the year ended December 31, 2009.

	Year Ended
	December 31,		Dollar	Percent
	2009	2008	Change	Change
Non-interest expense	(Dollars in Thousands)
Salaries and employee benefits	$46,777	$43,560	$3,217	7.4%
Advertising	1,284	2,296	(1,012)	(44.1)
Occupancy and equipment	5,999	5,772	227	3.9
Outside professional services	1,882	2,004	(122)	(6.1)
Regulatory assessments	4,018	1,225	2,793	228.0
Data processing	4,209	4,001	208	5.2
Office operations	5,984	6,111	(127)	(2.1)
Deposit processing charges	862	990	(128)	(12.9)
Lending and collection	1,278	1,276	2	0.2
Other	2,639	2,124	515	24.2
	$74,932	$69,359	$5,573	8.0%

The increase in non-interest expense was primarily due to a $3.2 million, or 7.4%, increase in salaries and employee benefits expense and a $2.8 million, or 228.0%, increase in regulatory assessments.  The increase in salaries and employee benefits expense was chiefly attributable to $2.2 million of increased salary and commission expense for our mortgage banking subsidiary.  $1.2 million of the increase was due to increased commissions due to higher mortgage loan originations, while $989,000 was due to an increase in the salaried employee headcount, primarily attributable to new loan production offices opened and a change in salary structure.  This increase in expense is more than offset by a $7.2 million increase in the net gain on sale of loans, which is reported in non-interest income.

In 2009, we opened three new full-service community bank offices in Grapevine, Frisco and Wylie and incurred a full year’s worth of expense for our community bank offices in Oak Cliff and Northeast Tarrant County, which were opened in 2008.  Additionally, we initiated our Purchase Program in July 2008; therefore 2009 salary expense includes a full year of expense for this department compared to six months of expense in 2008.  These staffing increases led to additional salary expense of $1.3 million; however, this additional expense was partially offset by $1.2 million in expense savings due to the closure of ten in-store banking centers in 2009.  Also contributing to the increase in salaries and employee benefits expense was a $416,000 increase in healthcare benefits expense as we experienced increased claims in 2009 compared to 2008.

Advertising expense decreased by $1.0 million, or 44.1%, as we shifted our focus to emphasize community marketing efforts rather than mass branding campaigns.  Regulatory assessments expense included a $1.1 million FDIC special assessment booked as expense in the second quarter of 2009.  This special assessment, adopted in May 2009, assessed FDIC-insured banks five basis points on a base of total assets less Tier One capital.  Additionally, regulatory assessments were higher in 2009 due to a higher assessment rate and an increased deposit base.  Other non-interest expense increased by $515,000 primarily due to an increase in regulatory compliance expense associated with our mortgage banking subsidiary.

Income Tax Expense.  During the year ended December 31, 2009, we recognized income tax expense of $960,000 on our pre-tax income compared to an income tax benefit of $2.3 million for the year ended December 31, 2008.  In 2008, we recognized a pre-tax loss of $5.6 million due to the $13.8 million impairment charge on collateralized debt obligations.  The variance in pre-tax income from 2008 to 2009 caused the increase in income tax expense.  The effective tax rate for the year ended December 31, 2009 was 26.4%; this was lower than our federal tax rate of 34.0% due to tax benefits relating to our bank-owned life insurance policy, the purchase of municipal bonds and a tax credit received on an equity investment in a community development-oriented venture capital fund.

Comparison of Results of Operation for the Years Ended December 31, 2008 and 2007

General.  For the year ended December 31, 2008, we recorded a net loss of $3.3 million, a decrease of $8.4 million from net income of $5.1 million for the year ended December 31, 2007.  We recognized an other-than-temporary non-cash pre-tax impairment charge through earnings on collateralized debt obligations of $13.8 million, which caused the net loss.  Excluding this impairment charge, non-interest income increased by $6.7 million and interest income increased by $13.0 million.  The increased interest income was partially offset by a $5.1 million increase in interest expense, while non-interest expense increased by $11.4 million and the provision for loan losses increased by $2.9 million.

Earnings for 2008 included a $1.2 million benefit related to the Visa initial public offering and share-based compensation expense of $1.7 million from the Equity Incentive Plan adopted in May 2007.  Comparatively, during the year ended December 31, 2007, we recognized a litigation liability of $446,000 recorded in connection with separate settlements between Visa, Inc. (“Visa”) and American Express, Discover, and other interchange litigants and share-based compensation expense of $1.1 million for approximately seven months under the Equity Incentive Plan.

Interest Income.  Interest income increased by $13.0 million, or 15.4%, to $97.2 million for the year ended December 31, 2008, from $84.2 million for the year ended December 31, 2007.

	Year Ended
	December 31,		Dollar	Percent
	2008	2007	Change	Change
Interest and dividend income	(Dollars in Thousands)
Loans, including fees	$66,386	$54,674	$11,712	21.4%
Securities	29,391	25,485	3,906	15.3
Interest bearing deposits in other financial institutions	1,195	3,865	(2,670)	(69.1)
Federal Home Loan Bank stock	271	208	63	30.3
	$97,243	$84,232	$13,011	15.4%

This growth was primarily due to an $11.7 million, or 21.4%, increase in loan interest income, as the average balance of our loan portfolio increased by $181.9 million, or 19.7%, from $923.3 million for the year ended December 31, 2007, to $1.11 billion for the year ended December 31, 2008.  Also, interest income on securities increased by $3.9 million, or 15.3%, from $25.5 million for the year ended December 31, 2007, to $29.4 million for the year ended December 31, 2008.  While the average yields earned on mortgage-backed securities and collateralized mortgage obligations for the year ended December 31, 2008, decreased by 31 basis points and 80 basis points, respectively, from the year ended December 31, 2007, the average balances in these categories increased by $102.1 million and $21.8 million, respectively, for the same periods.  The average yield and average balance of other investment securities, which include agency and municipal bonds, Small Business Administration loan pools, and collateralized debt obligations, increased by 22 basis points and $13.1 million, respectively, from the year ended December 31, 2007, to the year ended December 31, 2008.  Overall, the average yield on interest earning assets decreased by 23 basis points, from 5.70% for the year ended December 31, 2007, to 5.47% for the year ended December 31, 2008, primarily due to the reduction in market interest rates during the period.

The increase in interest income due to the higher balances of loans and securities was partially offset by lower interest income from interest bearing deposits in other financial institutions, which decreased by $2.7 million, or 69.1%, from $3.9 million for the year ended December 31, 2007, to $1.2 million for the year ended December 31, 2008.  This decline was primarily attributable to a decrease of $24.5 million, or 32.6%, in the average balance retained in these accounts, from $75.3 million for the year ended December 31, 2007, to $50.8 million for the year ended December 31, 2008.  The funds moved from interest earning deposit accounts in other financial institutions have been reinvested in loans and securities.  A 278 basis point decline in the average yield earned on these deposits for the year ended December 31, 2008, also contributed to the decline in interest income they generated as the Federal Open Market Committee reduced its target for the federal funds rate by 400 basis points during 2008.

Interest Expense.  Interest expense increased by $5.1 million, or 12.3%, from $41.1 million for the year ended December 31, 2007, to $46.2 million for the year ended December 31, 2008.

	Year Ended
	December 31,		Dollar	Percent
	2008	2007	Change	Change
Interest expense	(Dollars in Thousands)
Deposits	$35,529	$37,073	$(1,544)	(4.2%)
Federal Home Loan Bank advances	10,340	4,048	6,292	155.4
Repurchase agreement	300	-	300	N/M
	$46,169	$41,121	$5,048	12.3%

This increase was caused by higher average balances of advances and other borrowings, which increased from $79.0 million for the year ended December 31, 2007, to $264.5 million for the year ended December 31, 2008.  This $185.5 million, or 234.7%, increase led to a $6.6 million, or 162.8%, increase in interest expense paid on borrowings.  The increase in interest expense on advances was partially offset by a 110 basis point decline in the rate paid for borrowings, as the average rate for the year ended December 31, 2008, dropped to 4.02% from 5.12% for 2007.

A decline of $1.5 million, or 4.2%, in interest expense on deposits also helped to offset the increase in other types of interest expense.  This decrease was due to lower rates paid on our savings, money market and time deposits as a result of the falling interest rate environment.  The average rates paid on savings and money market accounts and on time deposits decreased from 2.85% and 4.87%, respectively, for the year ended December 31, 2007, to 2.41% and 3.90%, respectively, for the year ended December 31, 2008.  While the average balance of savings and money market accounts declined by $21.6 million for the year ended December 31, 2008, the average balance of time deposits increased by $129.2 million.  Overall, the average rate paid on interest bearing liabilities decreased 40 basis points, from 3.56% for the year ended December 31, 2007, to 3.16% for the year ended December 31, 2008.

Net Interest Income.  Net interest income increased by $8.0 million, or 18.5%, to $51.1 million for the year ended December 31, 2008, from $43.1 million for the year ended December 31, 2007.  The net interest rate spread increased 17 basis points to 2.31% for the year ended December 31, 2008, from 2.14% for 2007.  The net interest rate margin decreased five basis points to 2.87% for the year ended December 31, 2008, from 2.92% for 2007.

Provision for Loan Losses.   Based on management’s evaluation, provisions for loan losses of $6.2 million and $3.3 million were made during the years ended December 31, 2008, and December 31, 2007, respectively.  The $2.9 million, or 88.8%, increase in provisions for loan losses was primarily caused by the growth of our loan portfolio.  Compared to the year ended December 31, 2007, our average balance of loans increased by $181.9 million, or 19.7%, with the growth being driven by residential and commercial real estate loans and our warehouse lending and Purchase Program.  While provision expense increased, net charge-offs decreased by $342,000, or 9.5%, from $3.6 million for the year ended December 31, 2007, to $3.3 million for the year ended December 31, 2008.  The decline in charge-offs was primarily caused by lower balances in consumer loans, which generally entail greater risk than do one-to four- family residential mortgage loans, particularly in the case of consumer loans that are secured by rapidly depreciable assets, such as automobiles.  At December 31, 2008, our allowance for loans losses to total loans was 0.73%, compared to 0.67% at December 31, 2007.

Non-interest Income.  Non-interest income decreased by $7.0 million, or 27.2%, to $18.9 million for the year ended December 31, 2008, from $25.9 million for the year ended December 31, 2007.

	Year Ended
	December 31,		Dollar	Percent
	2008	2007	Change	Change
Non-interest income	(Dollars in Thousands)
Service charges and fees	$19,779	$22,389	$(2,610)	(11.7%)
Brokerage fees	434	602	(168)	(27.9)
Net gain on sale of loans	9,390	1,298	8,092	623.4
Loan servicing fees	252	305	(53)	(17.4)
Bank-owned life insurance income	1,081	460	621	135.0
Gain on redemption of Visa, Inc. shares	771	-	771	N/M
Impairment of collateralized debt obligation (all credit)	(13,809)	-	(13,809)	N/M
Gain (loss) on sale of foreclosed assets	(43)	(34)	(9)	(26.5)
Gain (loss) on disposition of assets	16	(164)	180	N/M
Other	993	1,069	(76)	(7.1)
	$18,864	$25,925	$(7,061)	(27.2%)

The decline in non-interest income was caused by a $13.8 million non-cash impairment charge to write down our collateralized debt obligations to their fair value of $7.9 million.  This charge was partially offset by an $8.1 million, or 623.4%, increase in the net gain on sales of loans, as we sold $285.4 million in mortgage loans to outside investors during the year ended December 31, 2008.  We completed the acquisition of the assets of Bankers Financial Mortgage Group, Ltd. (“BFMG”) on September 1, 2007; therefore, we did not recognize similar gains on loan sales for the year ended December 31, 2007.

Bank-owned life insurance income from a policy purchased in September 2007 totaled $1.1 million for the year ended December 31, 2008, compared to $460,000 for the year ended December 31, 2007, which also contributed to the increase in non-interest income.  Additionally, in March 2008 we recognized a gain of $771,000 resulting from the redemption of 18,029 shares of Visa Class B stock in association with Visa’s initial public offering.  This increase was partially offset by a $2.6 million decline in service charges and fees primarily due to lower account service charges, lending fees and non-sufficient fund fees.

Non-interest Expense.  Non-interest expense increased by $11.4 million, or 19.7%, to $69.4 million for the year ended December 31, 2008, from $58.0 million for the year ended December 31, 2007.

	Year Ended
	December 31,		Dollar	Percent
	2008	2007	Change	Change
Non-interest expense	(Dollars in Thousands)
Salaries and employee benefits	$43,560	$31,557	$12,003	38.0%
Advertising	2,296	2,238	58	2.6
Occupancy and equipment	5,772	5,198	574	11.0
Outside professional services	2,004	2,923	(919)	(31.4)
Regulatory assessments	1,225	1,236	(11)	(0.9)
Data processing	4,001	4,055	(54)	(1.3)
Office operations	6,111	6,287	(176)	(2.8)
Deposit processing charges	990	1,145	(155)	(13.5)
Lending and collection	1,276	1,120	156	13.9
Other	2,124	2,198	(74)	(3.4)
	$69,359	$57,957	$11,402	19.7%

The rise in non-interest expense was primarily attributable to higher salaries and employee benefit expense of $12.0 million, or 38.0%, as our full-time employee equivalent count increased from 547 at December 31, 2007, to 656 at December 31, 2008.  Over that twelve month period, we added employees due to the September 2007 BFMG acquisition and the expansion of our community bank office network, as well as hired experienced retail banking and warehouse lending personnel, all of whom helped us to fully serve our customers by providing a wide range of banking services.  Community bank office staff hired since December 2007 included staff for our Northeast Tarrant County community bank office, which opened in August 2008, and our Oak Cliff community bank office, which opened in late October 2008.

Included in salary expense for the year ended December 31, 2008, are nonrecurring earn-out payments totaling $228,000 to former partners of BFMG related to the acquisition agreement for that transaction, with no similar payments during the year ended December 31, 2007.  Also, we recognized higher share-based compensation expense of $629,000 from the Equity Incentive Plan approved in May 2007, which contributed approximately seven months of expense in 2007 compared to a full year of expense in 2008.  The increase in non-interest expense was partially offset by lower outside professional services expense of $919,000 during the year ended December 31, 2008, due to the reversal of $446,000 of the Visa litigation liability originally recorded in the fourth quarter of 2007.  In October 2008, we received notice from Visa that they had reached a settlement in principle with Discover Financial Services, which was covered litigation under Visa’s retrospective responsibility plan.  Although we were not named as a defendant in this lawsuit, in accordance with Visa bylaws, we may have been required to share in certain losses as a member of Visa.  In December 2008, we received notification that Visa deposited additional funds to its litigation escrow, allowing member institutions to reverse all of the previously recorded liability.

Income Tax Expense.  During the year ended December 31, 2008, we recognized an income tax benefit of $2.3 million on our pre-tax income compared to income tax expense of $2.7 million for the year ended December 31, 2007.  We recognized a pre-tax loss of $5.6 million due to the $13.8 million non-cash write down of our collateralized debt obligations to fair value.  The effective tax rate for the year ended December 31, 2008 was lower than our federal tax rate of 34.0% due to tax benefits relating to our bank-owned life insurance policy and a tax credit received on an equity investment in a community development-oriented venture capital fund.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates.  Also presented are the weighted average yield on interest earning assets, rates paid on interest bearing liabilities and the resultant spread.  All average balances are daily average balances.  Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31,
	2009			2008			2007
	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/Rate
	(Dollars in thousands)
Interest earning assets:
One- to four- family real estate	$720,487	$39,244	5.45%	$456,116	$25,913	5.68%	$319,299	$18,253	5.72%
Commercial real estate	446,459	28,788	6.45%	355,056	22,169	6.24%	194,088	12,065	6.22%
Home equity	99,468	5,977	6.01%	91,820	5,784	6.30%	82,969	5,686	6.85%
Consumer	116,194	7,202	6.20%	176,878	10,771	6.09%	309,455	17,184	5.55%
Commercial non-mortgage	57,601	2,986	5.18%	33,051	1,749	5.29%	21,695	1,486	6.85%
Less: deferred fees and allowance for loan loss	(10,998)	-	-%	(7,717)	-	-%	(4,233)	-	-%
Loans receivable (1)	1,429,211	84,197	5.89%	1,105,204	66,386	6.01%	923,273	54,674	5.92%
Agency mortgage-backed securities	299,863	12,131	4.05%	223,895	10,881	4.86%	121,762	6,296	5.17%
Agency collateralized mortgage obligations	292,187	9,601	3.29%	330,614	15,505	4.69%	308,799	16,965	5.49%
Investment securities	52,692	1,704	3.23%	57,276	3,005	5.25%	44,184	2,224	5.03%
FHLB stock	15,473	16	0.10%	10,189	271	2.66%	4,467	208	4.66%
Interest earning deposit accounts	73,215	652	0.89%	50,759	1,195	2.35%	75,341	3,865	5.13%
Total interest earning assets	2,162,641	108,301	5.01%	1,777,937	97,243	5.47%	1,477,826	84,232	5.70%

Non-interest earning assets	125,752			117,350			121,729

Total assets	$2,288,393			$1,895,287			$1,599,555

Interest bearing liabilities:
Interest bearing demand	$163,625	3,350	2.05%	$78,347	868	1.11%	$66,258	428	0.65%
Savings and money market	670,369	12,007	1.79%	599,549	14,442	2.41%	621,099	17,711	2.85%
Time	661,301	19,009	2.87%	518,069	20,219	3.90%	388,895	18,934	4.87%
Borrowings	374,408	14,920	3.98%	264,500	10,640	4.02%	79,025	4,048	5.12%
Total interest bearing liabilities	1,869,703	49,286	2.64%	1,460,465	46,169	3.16%	1,155,277	41,121	3.56%

Non-interest bearing liabilities	220,229			234,071			232,751

Total liabilities	2,089,932			1,694,536			1,388,028

Total capital	198,461			200,751			211,527

Total liabilities and capital	$2,288,393			$1,895,287			$1,599,555

Net interest income		$59,015			$51,074			$43,111
Net interest rate spread			2.37%			2.31%			2.14%
Net earning assets	$292,938			$317,472			$322,549
Net interest margin			2.73%			2.87%			2.92%
Average interest earning assets to
average interest bearing liabilities	115.67%			121.74%			127.92%

(1)
Calculated net of deferred fees, loan discounts, loans in process and allowance for loan losses.  Includes loans held for sale.  Construction loans have been included in the one- to four- family and commercial real estate line items, as appropriate.

The following table presents the weighted average yield on interest earning assets, rates paid on interest bearing liabilities and the resultant spread at December 31, 2009.  Non-accruing loans have been included in the table as loans carrying a zero yield.

Weighted average yield on:	At December 31, 2009
One- to four- family real estate	5.08%
Commercial real estate	6.50%
Home equity	5.86%
Consumer	6.30%
Commercial non-mortgage	5.64%
Loans receivable	5.72%
Agency mortgage-backed securities	3.44%
Agency collateralized mortgage obligations	2.57%
Investment securities	3.15%
FHLB stock	0.17%
Interest earning deposit accounts	1.27%
Combined weighted average yield on interest earning assets	4.73%

Weighted average rate paid on:
Interest bearing demand	2.16%
Savings and money market	1.53%
Time	2.19%
Borrowings	4.06%
Combined weighted average rate paid on interest-bearing liabilities	2.28%

Net interest rate spread	2.45%

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest bearing liabilities.  It distinguishes between the changes related to outstanding balances and those due to changes in interest rates.  The change in interest attributable to rate has been determined by applying the change in rate between periods to average balances outstanding in the later period.  The change in interest due to volume has been determined by applying the rate from the earlier period to the change in average balances outstanding between periods.  Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31,
	2009 versus 2008			2008 versus 2007
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
	(Dollars in thousands)
Interest earning assets:
One- to four- family real estate	$14,441	$(1,110)	$13,331	$7,774	$(114)	$7,660
Commercial real estate	5,873	746	6,619	10,050	54	10,104
Home equity	467	(274)	193	579	(481)	98
Consumer	(3,758)	189	(3,569)	(7,942)	1,529	(6,413)
Commercial non-mortgage	1,273	(36)	1,237	655	(392)	263
Loans receivable	18,296	(485)	17,811	11,116	596	11,712
Agency mortgage-backed securities	3,278	(2,028)	1,250	4,985	(400)	4,585
Agency collateralized mortgage obligations	(1,651)	(4,253)	(5,904)	1,141	(2,601)	(1,460)
Investment securities	(225)	(1,076)	(1,301)	683	98	781
FHLB stock	93	(348)	(255)	181	(118)	63
Interest earning deposit accounts	392	(935)	(543)	(1,004)	(1,666)	(2,670)
Total interest earning assets	20,183	(9,125)	11,058	17,102	(4,091)	13,011

Interest bearing liabilities:
Interest bearing demand	1,395	1,087	2,482	89	351	440
Savings and money market	1,568	(4,003)	(2,435)	(597)	(2,672)	(3,269)
Time	4,836	(6,046)	(1,210)	5,508	(4,223)	1,285
Borrowings	4,381	(101)	4,280	7,632	(1,040)	6,592
Total interest bearing liabilities	12,180	(9,063)	3,117	12,632	(7,584)	5,048

Net interest income	$8,003	$(62)	$7,941	$4,470	$3,493	$7,963

Liquidity

Management maintains a liquidity position that it believes will adequately provide funding for loan demand and deposit run-off that may occur in the normal course of business.  ViewPoint Bank relies on a number of different sources in order to meet its potential liquidity demands.  The primary sources are increases in deposit accounts and cash flows from loan payments and the securities portfolio.

Planning for ViewPoint Bank’s normal business liquidity needs, both expected and unexpected, is done on a daily and short-term basis through the cash management function.  On a longer-term basis it is accomplished through the budget and strategic planning functions, with support from internal asset/liability management software model projections.

The Liquidity Committee adds liquidity contingency planning to the process by focusing on possible scenarios that would stress liquidity beyond ViewPoint Bank’s normal business liquidity needs.  These scenarios may include local/regional adversity and national adversity situations.

Management recognizes that the events and their severity of liquidity stress leading up to and occurring during a liquidity stress event cannot be precisely defined or listed.  Nevertheless, management believes that liquidity stress events can be categorized into sources and levels of severity, with responses that apply to various situations.

In addition to the primary sources of funds, management has several secondary sources available to meet potential funding requirements.  As of December 31, 2009, we had an additional borrowing capacity of $438.1 million with the Federal Home Loan Bank of Dallas (FHLB).  We may also use the discount window at the Federal Reserve Bank as a source of short-term funding.  Federal Reserve Bank borrowing capacity varies based upon collateral pledged to the discount window line.  As of December 31, 2009, collateral pledged had a market value of $83.9 million.  Also, at December 31, 2009, we had $66.0 million in federal funds lines of credit available with other financial institutions.

As of December 31, 2009, we classified 65.5% of our securities portfolio as available for sale, providing an additional source of liquidity.  Management believes that because active markets exist and our securities portfolio is of high quality, our available for sale securities are marketable.  In addition, we have historically sold mortgage loans in the secondary market to reduce interest rate risk and to create still another source of liquidity.

Liquidity management is both a daily and long-term function of business management.  Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds.  On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities.  Participations in loans we originate, including portions of commercial real estate loans, are sold to manage borrower concentration risk as well as interest rate risk.

ViewPoint Financial Group is a separate legal entity from ViewPoint Bank and must provide for its own liquidity.  In addition to its operating expenses, ViewPoint Financial Group is responsible for paying any dividends declared to its shareholders, and interest and principal on outstanding debt.  ViewPoint Financial Group has also repurchased shares of its common stock.  ViewPoint Financial Group’s primary source of funds consists of the net proceeds retained by ViewPoint Financial Group from its initial public offering in 2006.  We also have the ability to receive dividends or capital distributions from ViewPoint Bank.  There are regulatory restrictions on the ability of the Bank to pay dividends.  At December 31, 2009, ViewPoint Financial Group (on an unconsolidated basis) had liquid assets of $8.3 million.  During the years ended December 31, 2009, 2008 and 2007, ViewPoint Financial Group paid dividends to its common shareholders, excluding ViewPoint MHC, totaling $2.5 million, $3.2 million and $2.1 million, respectively.  During the same periods, ViewPoint MHC waived its right to receive dividends from ViewPoint Financial Group totaling $3.3 million, $4.1 million and $2.8 million, respectively.  See Note 18 of the Notes to Consolidated Financial Statements.

We used our sources of funds primarily to meet ongoing commitments, pay maturing deposits and fund withdrawals, and to fund loan commitments.  At December 31, 2009, the total approved loan commitments (including Purchase Program commitments) and unused lines of credit outstanding amounted to $283.3 million and $79.8 million, respectively, as compared to $127.7 million and $102.5 million, respectively, as of December 31, 2008.  Certificates of deposit scheduled to mature in one year or less at December 31, 2009 totaled $416.2 million.

It is management’s policy to offer deposit rates that are competitive with other local financial institutions.  Based on this management strategy, we believe that a majority of maturing deposits will remain with us.

On December 30, 2009, the FDIC’s Deposit Insurance Fund restoration plan required banks to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012.  Under the plan, which applies to all banks except those with liquidity problems, banks were assessed through 2010 according to the risk-based premium schedule adopted earlier this year.  However, beginning January 1, 2011, the base rate increases by three basis points.  We had the necessary liquidity to accommodate this prepayment of premiums and did not experience any material impact on its liquidity as a result of this action.

During 2009, cash and cash equivalents increased by $23.0 million, or 70.6%, from $32.5 million as of December 31, 2008, to $55.5 million as of December 31, 2009.  Cash provided by investing activities of $34.5 million and cash provided by financing activities of $157.8 million more than offset cash used for operating activities of $169.3 million.  Primary sources of cash for the year ended December 31, 2009 included proceeds from the sale of loans held for sale of $5.6 billion (primarily related to our Purchase Program), increased deposits of $248.6 million, and maturities, prepayments and calls of available for sale securities of $509.4 million.  Primary uses of cash for the year ended December 31, 2009, included loans originated or purchased for sale of $5.7 billion (primarily related to our Purchase Program) and purchases of securities totaling $714.5 million.

During 2008, cash and cash equivalents decreased by $41.0 million, or 55.8%, from $73.5 million at December 31, 2007, to $32.5 million at December 31, 2008.  Cash used for operating activities of $120.4 million and cash used for investing activities of $471.0 million more than offset cash provided by financing activities of $550.4 million.  Primary sources of cash for the year ended December 31, 2008, included an increase in deposits of $250.5 million, proceeds from sales of loans held for sale of $453.9 million and proceeds from Federal Home Loan Bank advances of $313.0 million.  Primary uses of cash included loans originated or purchased for sale of $591.2 million, purchases of held-to-maturity securities of $176.6 million and a net change in loans of $341.7 million.

Off-Balance Sheet Arrangements, Contractual Obligations and Commitments

The following table presents our longer term, non-deposit related, contractual obligations and commitments to extend credit to our borrowers, in aggregate and by payment due dates.  In addition to the commitments below, we had overdraft protection available in the amounts of $73.0 million and $66.7 million for December 31, 2009, and 2008, respectively.

	December 31, 2009
	Less than One Year	One through Three Years	Four through Five Years	After Five Years	Total
	(Dollars in thousands)
Contractual obligations:
Federal Home Loan Bank advances	$48,636	$116,328	$60,039	$87,501	$312,504
Repurchase agreement	-	-	-	25,000	25,000
Other borrowings	-	-	10,000	-	10,000
Operating leases (premises)	1,299	1,823	856	3,211	7,189
Total advances and operating leases	$49,935	$118,151	$70,895	$115,712	354,693

Off-balance sheet loan commitments:
Undisbursed portions of loans closed	-	-	-	-	20,063
Commitments to originate loans	-	-	-	-	64,596
Unused commitment on Purchase Program loans	-	-	-	-	198,626
Unused lines of credit	-	-	-	-	79,750
Total loan commitments	-	-	-	-	363,035
Total contractual obligations and loan commitments					$717,728

Capital Resources

ViewPoint Bank is subject to minimum capital requirements imposed by the Office of Thrift Supervision.  Consistent with our goal to operate a sound and profitable organization, our policy is for ViewPoint Bank to maintain a “well-capitalized” status under the capital categories of the Office of Thrift Supervision.  Based on capital levels at December 31, 2009, and 2008, ViewPoint Bank was considered to be well-capitalized.  See “Supervision and Regulation- Capital Requirements for ViewPoint Bank.”

At December 31, 2009, ViewPoint Bank’s equity totaled $194.5 million.  Management monitors the capital levels of ViewPoint Bank to provide for current and future business opportunities and to meet regulatory guidelines for “well-capitalized” institutions.  The total risk-based capital ratio for December 31, 2009, and December 31, 2008, was 15.27% and 11.18%, respectively.  The tier one capital ratio for December 31, 2009, and December 31, 2008, was 7.99% and 7.02%, respectively.

Our shareholders’ equity totaled $205.7 million, or 8.6% of total assets, at December 31, 2009.  ViewPoint Financial Group is not subject to any specific capital requirements; however, the Office of Thrift Supervision expects it to support ViewPoint Bank, including providing additional capital to ViewPoint Bank when appropriate.  During the year ended December 31, 2009, ViewPoint Financial Group contributed $19.5 million in capital to ViewPoint Bank.  ViewPoint Financial Group made the capital contribution to ensure that ViewPoint Bank remains well-capitalized as it continues to grow.

Impact of Inflation

The effects of price changes and inflation can vary substantially for most financial institutions.  While management believes that inflation affects the economic value of total assets, it believes that it is difficult to assess the overall impact.  Management believes this to be the case due to the fact that generally neither the timing nor the magnitude of changes in the consumer price index (“CPI”) coincides with changes in interest rates or asset values.  For example, the price of one or more of the components of the CPI may fluctuate considerably, influencing composite CPI, without having a corresponding affect on interest rates, asset values, or the cost of those goods and services normally purchased by us.  In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans.  In addition, higher short-term interest rates tend to increase the cost of funds.  In other years, the opposite may occur.

Recent Accounting Pronouncements

For discussion of Recent Accounting Pronouncements, please see Note 1 - Adoption of New Accounting Standards and Note 1 - Effect of Newly Issued But Not Yet Effective Accounting Standards of the Notes to Consolidated Financial Statements contained elsewhere in this proxy statement/prospectus.

Asset/Liability Management

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time.  Market rates change over time.  Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities.  The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk.  In doing so, we analyze and manage assets and liabilities based on their interest rates and contractual cash flows, timing of maturities, prepayment potential, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

We are subject to interest rate risk to the extent that our interest bearing liabilities, primarily deposits and Federal Home Loan Bank advances and other borrowings, reprice more rapidly or slowly, or at different rates than its interest earning assets, primarily loans and investment securities.  We calculate interest rate risk by entering relevant contractual and projected information into the asset/liability management software model.  Data required by the model includes balance, rate, pay down, and maturity.  For items that contractually reprice, the repricing index, spread, and frequency are entered, including any initial, periodic, and lifetime interest rate caps and floors.

In order to manage and monitor the potential for adverse effects of material prolonged increases or decreases in interest rates on our results of operations, we have adopted an asset and liability management policy.  The Board of Directors sets the asset and liability policy, which is implemented by the Asset/Liability Management Committee.

The purpose of the Asset/Liability Management Committee is to communicate, coordinate, monitor, and control asset/liability management consistent with our business plan and board-approved policies.  The committee establishes and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity needs.  The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk, and profitability goals.

The Committee generally meets on a bimonthly basis to, among other things, protect capital through earnings stability over the interest rate cycle; maintain our well-capitalized status; and provide a reasonable return on investment.  The Committee recommends appropriate strategy changes based on this review.  The Committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the Board of Directors at least quarterly.  In addition, two outside members of the Board of Directors are on the Asset/Liability Management Committee.  Senior managers oversee the process on a daily basis.

A key element of our asset/liability management plan is to protect net earnings by managing the inherent maturity and repricing mismatches between its interest earning assets and interest bearing liabilities.  We manage earnings exposure through the addition of adjustable rate loans and investment securities, through the sale of certain fixed rate loans in the secondary market, and by entering into appropriate term Federal Home Loan Bank advance agreements.

As part of our efforts to monitor and manage interest rate risk, we use the net portfolio value methodology adopted by the Office of Thrift Supervision as part of its capital regulations.  In essence, this approach calculates the difference between the present value of expected cash flows from assets and liabilities.  Management and the Board of Directors review net portfolio value measurements on a quarterly basis to determine whether our interest rate exposure is within the limits established by the Board of Directors.

Our asset/liability management strategy sets acceptable limits to the percentage change in NPV given changes in interest rates.  For instantaneous, parallel, and sustained interest rate increases and decreases of 100 and 200 basis points, our policy indicates that the net portfolio value ratio should not fall below 7.00% and 6.00%, respectively, and for an increase of 300 basis points the net portfolio value ratio should not fall below 5.00%.  As illustrated in the tables below, ViewPoint Bank was within policy limits for all scenarios tested.  The tables presented below, as of December 31, 2009, and December 31, 2008, are internal analyses of our interest rate risk as measured by changes in net portfolio value for instantaneous, parallel, and sustained shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points.

As illustrated in the tables below, our NPV would be negatively impacted by a parallel, instantaneous, and sustained increase in market rates.  Such an increase in rates would negatively impact NPV as a result of the duration of assets, including fixed rate residential mortgage loans, extending longer than the duration of liabilities, primarily deposit accounts and Federal Home Loan Bank borrowings.  As interest rates rise, the market value of fixed rate loans declines due to both higher discount rates and anticipated slowing loan prepayments.

We have implemented a strategic plan to mitigate interest rate risk.  This plan includes the ongoing review of our mix of fixed rate versus variable rate loans, investments, deposits, and borrowings.  When available, high quality adjustable rate assets are purchased.  These assets reduce our sensitivity to upward interest rate shocks.  On the liability side of the balance sheet, term borrowings are added as appropriate.  These borrowings will be of a size and term so as to impact and mitigate duration mismatches, reducing our sensitivity to upward interest rate shocks.  These strategies are implemented as needed and as opportunities arise to mitigate interest rate risk without materially sacrificing earnings.

December 31, 2009
Change in Interest Rates in Basis Points	Net Portfolio Value			NPV Ratio %
	$ Amount	$ Change	% Change
(Dollars in Thousands)
300	174,615	(42,468)	(19.56)	7.82
200	192,168	(24,915)	(11.48)	8.41
100	207,861	(9,222)	(4.25)	8.90
-	217,083	-	-	9.11
(100)	218,003	920	0.42	9.00
(200)	221,750	4,667	2.15	9.01

December 31, 2008
Change in Interest Rates in Basis Points	Net Portfolio Value			NPV Ratio %
	$ Amount	$ Change	% Change
(Dollars in Thousands)
300	116,243	(55,211)	(32.20)	5.61
200	138,395	(33,059)	(19.28)	6.51
100	158,694	(12,760)	(7.44)	7.28
-	171,454	-	-	7.70
(100)	173,147	1,693	0.99	7.65
(200)	171,964	510	0.30	7.48

ViewPoint Bank’s net portfolio value was $217.1 million, or 9.11%, of the market value of portfolio assets as of December 31, 2009, a $45.6 million increase from $171.5 million, or 7.70%, of the market value of portfolio assets as of December 31, 2008.  Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $24.9 million decrease in our net portfolio value at December 31, 2009, a decrease from $33.1 million at December 31, 2008, and would result in a 70 basis point decrease in our net portfolio value ratio to 8.41% at December 31, 2009, as compared to a 119 basis point decrease to 6.51% at December 31, 2008.  An immediate 200 basis point decrease in market interest rates would result in a $4.7 million increase in our net portfolio value at December 31, 2009, compared to $510,000 at December 31, 2008, and would result in a ten basis point decrease in our net portfolio value ratio to 9.01% at December 31, 2009, as compared to a 22 basis point decrease in our net portfolio value ratio to 7.48% at December 31, 2008.

In addition to monitoring selected measures of net portfolio value, management also calculates and monitors potential effects on net interest income resulting from increases or decreases in rates.  This process is used in conjunction with net portfolio value measures to identify interest rate risk on both a global and account level basis.  In managing our mix of assets and liabilities, while considering the relationship between long and short term interest rates, market conditions, and consumer preferences, we may place somewhat greater emphasis on maintaining or increasing our net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities.

Management also believes that at times the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch.  Management believes that our level of interest rate risk is acceptable under this approach.

In evaluating ViewPoint Bank’s exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered.  For example, although certain assets and liabilities may have similar maturities or repricing characteristics, their interest rate drivers may react in different degrees to changes in market interest rates (basis risk).  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates.  Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset (initial, periodic, and lifetime caps and floors).  Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed above.  Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.  We consider all of these factors in monitoring our exposure to interest rate risk.  Also of note, the current historically low interest rate environment has resulted in asymmetrical interest rate risk.  Certain repricing liabilities cannot be fully shocked downward.  Assets with prepayment options are being monitored.  Current market rates and customer behavior are being considered in the management of interest rate risk.

We believe that our ability to successfully manage and mitigate ViewPoint Bank’s exposure to interest rate risk is strengthened by several key factors.  For example, we manage balance sheet duration and overall interest rate risk by placing a preference on originating and retaining adjustable rate loans and selling originated fixed rate residential mortgage loans.  In addition, we borrow at various maturities from the Federal Home Loan Bank to mitigate mismatches between the asset and liability portfolios.  Furthermore, the investment securities portfolio is used as a primary interest rate risk management tool through the duration and repricing targeting of purchases and sales.

BUSINESS OF NEW VIEWPOINT FINANCIAL GROUP

New ViewPoint Financial Group is a Maryland corporation, organized in March 2010.  Upon completion of the conversion, New ViewPoint Financial Group will become the holding company of ViewPoint Bank and will succeed to all of the business and operations of ViewPoint Financial Group and ViewPoint MHC will cease to exist.

Initially following the completion of the conversion, New ViewPoint Financial Group will have no significant assets other than owning 100% of the outstanding common stock of ViewPoint Bank, the net proceeds it retains from the offering, part of which will be used to make a loan to the employee stock ownership plan and certain liquid assets, and will have no significant liabilities other than $borrowing of $10 million that will be assumed from ViewPoint Financial Group.  See “How We Intend to Use the Proceeds From the Offering.”  New ViewPoint Financial Group intends to use the support staff and offices of ViewPoint Bank and will pay ViewPoint Bank for these services.  If New ViewPoint Financial Group expands or changes its business in the future, it may hire its own employees.

New ViewPoint Financial Group intends to invest the net proceeds of the offering as discussed under “How We Intend to Use the Proceeds From the Offering.”  In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations.  There are, however, no current understandings or agreements for these activities.

BUSINESS OF VIEWPOINT FINANCIAL GROUP AND VIEWPOINT BANK

General

ViewPoint Financial Group is a federally chartered stock holding company and is subject to regulation by the Office of Thrift Supervision.  ViewPoint Financial Group was organized on September 29, 2006, as part of ViewPoint Bank’s reorganization into the mutual holding company form of organization.  As part of the reorganization, ViewPoint Bank (i) converted to a stock savings bank as the successor to the Bank in its mutual form (which was originally chartered as a credit union in 1952); (ii) organized ViewPoint Financial Group, which owns 100% of the common stock of ViewPoint Bank; and (iii) organized ViewPoint MHC, which currently owns 57% of the common stock of ViewPoint Financial Group.  ViewPoint MHC has no other activities or operations other than its ownership of ViewPoint Financial Group.  ViewPoint Bank succeeded to the business and operations of the Bank in its mutual form and ViewPoint Financial Group sold a minority interest in its common stock in a public stock offering.  ViewPoint Financial Group has no significant assets other than all of the outstanding shares of common stock of ViewPoint Bank, its loan to the ViewPoint Bank Employee Stock Ownership Plan, liquid assets and certain borrowings.

We are examined and regulated by the Office of Thrift Supervision, our primary federal regulator.  ViewPoint Bank is also regulated by the FDIC.  ViewPoint Bank is required to have certain reserves set by the Federal Reserve Board and is a member of the Federal Home Loan Bank of Dallas, which is one of the 12 regional banks in the Federal Home Loan Bank System.

Our principal business consists of attracting retail deposits from the general public and the business community and investing those funds, along with borrowed funds, in permanent loans secured by first and second mortgages on owner-occupied, one- to four-family residences and commercial real estate, as well as in secured and unsecured commercial non-mortgage and consumer loans.  Additionally, we have an active program with mortgage banking companies that allows them to close one- to four-family real estate loans in their own name and temporarily finance their inventory of these closed loans until the loans are sold to investors approved by us (the “Purchase Program”).  We also offer brokerage services for the purchase and sale of non-deposit investment and insurance products through a third party brokerage arrangement.

Our operating revenues are derived principally from earnings on interest earning assets, service charges and fees, and gains on the sale of loans.  Our primary sources of funds are deposits, Federal Home Loan Bank (“FHLB”) advances and other borrowings, and payments received on loans and securities.  We offer a variety of deposit accounts that provide a wide range of interest rates and terms, generally including savings, money market, term certificate and demand accounts.

Market Areas

We are headquartered in Plano, Texas, and have 23 community bank offices in our primary market area, the Dallas/Fort Worth Metroplex.  We also have 15 loan production offices located in the Dallas/Fort Worth Metroplex, as well as in Houston, San Antonio, Austin, and other Texas cities.  Based on the most recent branch deposit data provided by the FDIC, we ranked third in deposit share in Collin County, with 9.3% of total deposits, and eleventh in the Dallas/Fort Worth Metropolitan Statistical Area, with 1.1% of total deposits.

Our market area includes a diverse population of management, professional and sales personnel, office employees, manufacturing and transportation workers, service industry workers, government employees and self-employed individuals.  The population includes a skilled work force with a wide range of education levels and ethnic backgrounds.  Major employment sectors include financial services, manufacturing, education, health and social services, retail trades, transportation and professional services.  Twenty-five companies headquartered in the Dallas/Fort Worth Metroplex were listed on the Fortune 500 list for 2009, giving our market area the fourth-highest concentration of such companies among U.S. metropolitan areas.  Large employers headquartered in our market area include Exxon Mobil, AT&T, Kimberly-Clark, American Airlines, Centex, J.C. Penney, Dean Foods and Southwest Airlines.

For December 2009, our market area of the Dallas/Fort Worth Metroplex reported an unemployment rate (not seasonally adjusted) of 8.0%, compared to the national average of 9.7% (source is Bureau of Labor Statistics Local Area Unemployment Statistics Unemployment Rates for Metropolitan Areas, using the Dallas-Fort Worth-Arlington, Texas Metropolitan Statistical Area.)  Housing prices in our primary market area, the Dallas/Fort Worth Metroplex, have remained relatively stable compared to the national average.  From December 2004 to December 2009, the Standards and Poors/Case-Schiller  Home Price Index for the Dallas metropolitan area has increased by 1.9%, while the U.S. National Home Price Index has declined by 16.5% during the same period.  According to a February 20, 2010, Dallas Morning News article citing the Mortgage Bankers Association’s latest delinquency study, Texas’ mortgage delinquency rate of 10.3% for the fourth quarter of 2009 is slightly less than the national average of 10.4%.  However, only 2% of Texas mortgages were in foreclosure at the end of 2009, less than half the national average of 4.6%.

Lending Activities

The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deductions for deferred fees and discounts and allowances for losses) as of the dates indicated.

	December 31,
	2009		2008		2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Real estate loans:
One- to four- family	$440,847	39.30%	$498,961	39.92%	$332,780	36.40%	$282,918	29.21%	$270,891	25.25%
Commercial	453,604	40.44%	436,483	34.92%	251,915	27.56%	179,635	18.55%	99,334	9.26%
Home equity	97,226	8.67%	101,021	8.08%	85,064	9.31%	83,899	8.66%	85,365	7.96%
Construction	7,074	0.63%	503	0.04%	225	0.02%	5,181	0.54%	1,033	0.10%
Total real estate loans	998,751	89.04%	1,036,968	82.96%	669,984	73.29%	551,633	56.96%	456,623	42.57%

Other loans:
Consumer loans:
Automobile indirect	10,711	0.96%	38,837	3.11%	104,156	11.39%	219,147	22.63%	364,046	33.94%
Automobile direct	57,186	5.10%	73,033	5.84%	98,817	10.81%	151,861	15.68%	196,254	18.29%
Other secured	12,217	1.09%	14,107	1.13%	12,626	1.38%	14,678	1.52%	18,263	1.70%
Lines of credit/unsecured	14,781	1.32%	15,192	1.21%	16,351	1.79%	21,284	2.20%	28,804	2.68%
Total consumer loans	94,895	8.47%	141,169	11.29%	231,950	25.37%	406,970	42.03%	607,367	56.61%

Commercial non-mortgage	27,983	2.49%	71,845	5.75%	12,278	1.34%	9,780	1.01%	8,813	0.82%
Total loans	1,121,629	100.00%	1,249,982	100.00%	914,212	100.00%	968,383	100.00%	1,072,803	100.00%

Less:
Deferred fees and discounts	(1,160)		(1,206)		603		3,576		8,061
Allowance for loan losses	(12,310)		(9,068)		(6,165)		(6,507)		(7,697)
Total loans receivable, net	$1,108,159		$1,239,708		$908,650		$965,452		$1,073,167

Loans held for sale	$341,431		$159,884		$13,172		$3,212		$2,306

The following table shows the composition of our loan portfolio by fixed and adjustable rate as of the dates indicated.  Of the $341.4 million of loans held for sale at December 31, 2009, $311.4 million are Purchase Program loans purchased for sale under our standard loan participation agreement.  Purchase Program loans adjust with changes to the daily London Interbank Offering Rate (“LIBOR”).  These loans have a yield that is based on the daily LIBOR, with a floor of 2.50% per annum, plus a margin rate.  The margin rate, which is based on the underlying mortgage loan as contracted and disclosed in the pricing schedule of each Purchase Program client, ranges between 2.00% and 3.00% per annum, which results in a minimum total rate for Purchase Program loans of 4.50%.

	December 31,
	2009		2008		2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Fixed rate loans:
Real estate loans:
One- to four- family	$312,842	27.89%	$375,421	30.04%	$302,193	33.06%	$247,910	25.60%	$227,667	21.22%
Commercial	284,741	25.39%	271,830	21.75%	179,826	19.67%	140,797	14.54%	66,622	6.21%
Home equity	75,336	6.72%	84,124	6.73%	70,643	7.73%	68,795	7.10%	68,050	6.35%
Construction	-	-%	-	-%	-	-%	1,660	0.17%	30	0.01%
Total real estate loans	672,919	60.00%	731,375	58.52%	552,662	60.46%	459,162	47.41%	362,369	33.79%
Other loans:
Consumer loans:
Automobile indirect	10,711	0.96%	38,837	3.11%	104,156	11.39%	219,115	22.63%	364,046	33.94%
Automobile direct	57,186	5.10%	73,033	5.84%	98,817	10.81%	151,816	15.68%	196,254	18.29%
Other secured	4,844	0.43%	5,238	0.42%	5,454	0.60%	7,050	0.73%	8,999	0.84%
Lines of credit/unsecured	3,361	0.30%	3,456	0.27%	4,168	0.46%	7,652	0.79%	11,158	1.04%
Total consumer loans	76,102	6.79%	120,564	9.64%	212,595	23.26%	385,633	39.83%	580,457	54.11%
Commercial non-mortgage	10,901	0.97%	10,213	0.82%	9,359	1.02%	7,979	0.82%	5,004	0.47%
Total fixed rate loans	759,922	67.76%	862,152	68.98%	774,616	84.74%	852,774	88.06%	947,830	88.37%
Adjustable rate loans:
Real estate loans:
One- to four- family	128,005	11.41%	123,540	9.88%	30,587	3.34%	35,008	3.61%	43,224	4.03%
Commercial	168,863	15.05%	164,653	13.17%	72,089	7.89%	38,838	4.01%	32,712	3.05%
Home equity	21,890	1.95%	16,897	1.35%	14,421	1.58%	15,104	1.56%	17,315	1.61%
Construction	7,074	0.63%	503	0.04%	225	0.02%	3,521	0.37%	1,003	0.09%
Total real estate loans	325,832	29.04%	305,593	24.44%	117,322	12.83%	92,471	9.55%	94,254	8.78%
Other loans:
Consumer loans:
Automobile indirect	-	-%	-	-%	-	-%	32	-%	-	-%
Automobile direct	-	-%	-	-%	-	-%	45	-%	-	-%
Other secured	7,373	0.66%	8,869	0.71%	7,172	0.78%	7,628	0.79%	9,264	0.86%
Lines of credit/unsecured	11,420	1.02%	11,736	0.94%	12,183	1.33%	13,632	1.41%	17,646	1.64%
Total consumer loans	18,793	1.68%	20,605	1.65%	19,355	2.11%	21,337	2.20%	26,910	2.50%
Commercial non-mortgage	17,082	1.52%	61,632	4.93%	2,919	0.32%	1,801	0.19%	3,809	0.35%
Total adjustable rate loans	361,707	32.24%	387,830	31.02%	139,596	15.26%	115,609	11.94%	124,973	11.63%
Total loans	1,121,629	100.00%	1,249,982	100.00%	914,212	100.00%	968,383	100.00%	1,072,803	100.00%
Less:
Deferred fees and discounts	(1,160)		(1,206)		603		3,576		8,061
Allowance for loan losses	(12,310)		(9,068)		(6,165)		(6,507)		(7,697)
Total loans receivable, net	$1,108,159		$1,239,708		$908,650		$965,452		$1,073,167

Loans held for sale	$341,431		$159,884		$13,172		$3,212		$2,306

The following schedule illustrates the contractual maturity of our loan portfolio (not including loans held for sale) at December 31, 2009.  Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due.  The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	One- to Four- Family and Commercial Real Estate		Real Estate Construction		Consumer		Commercial Non- Mortgage		Total
Due During Years Ending December 31,	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
2010 (1)	$30,349	6.32%	$6,195	5.82%	$26,554	7.23%	$16,252	6.33%	$79,350	6.53%
2011	51,918	6.61%	-	-%	15,959	7.06%	2,388	6.00%	70,265	6.69%
2012	54,749	6.59%	879	6.00%	15,577	7.11%	2,280	4.64%	73,485	6.63%
2013 to 2014	101,231	6.76%	-	-%	32,063	6.62%	3,509	6.00%	136,803	6.71%
2015 to 2019	255,938	6.32%	-	-%	4,012	7.15%	3,348	6.87%	263,298	6.34%
2020 to 2024	89,839	5.82%	-	-%	719	8.43%	206	5.78%	90,764	5.84%
2025 and following	407,653	5.83%	-	-%	11	5.88%	-	-%	407,664	5.83%
Total	$991,677		$7,074		$94,895		$27,983		$1,121,629

(1) Includes demand loans, loans having no stated maturity and overdraft loans.

The total amount of loans due after December 31, 2010, which have predetermined interest rates is $716.2 million.  The total amount of loans due after December 31, 2010, which have floating or adjustable interest rates is $326.1 million.

Lending Authority.  Residential real estate loans up to $1.5 million may be approved at varying levels by certain officers of ViewPoint Bank.  Our Chief Executive Officer may approve loans up to $2.0 million.  The management loan committee generally may approve loans up to $5.0 million and may approve Purchase Program relationships up to $20 million.  Loans over these amounts must be approved by the Loan Committee of the Board of Directors.  Loans outside our general underwriting guidelines must be approved by the Board of Directors.

At December 31, 2009, the maximum amount under federal regulation that we could lend to any one borrower and the borrower’s related entities was approximately $30.2 million.  Our five largest lending relationships are with commercial borrowers and totaled $85.2 million in the aggregate, or 7.6% of our $1.12 billion loan portfolio at December 31, 2009.  The largest relationship at December 31, 2009 consisted of $18.3 million in two loans secured by three office buildings located in Austin, TX.  The next four largest lending relationships at December 31, 2009, were as follows: $17.8 million in two loans secured by four office buildings located in Desoto, TX, and Austin, TX, $16.7 million in three loans secured by six office buildings located in Houston, TX, $16.6 million in two loans secured by one office building located in Shreveport, LA and one industrial building located in Rockford, IL, and $15.8 million in eight loans secured by retail centers located in Gainesville, TX, Abilene, TX, Henderson, TX, Jacksonville, TX, Crockett, TX, and Terrell, TX  and a shopping mall located in Nacogdoches, TX.  One of the eight loans in this relationship, a retail center located in Abilene with an outstanding principal balance of $955,000, was classified as a “watch” loan at December 31, 2009.  This loan was current and performing at December 31, 2009, but was classified due to low occupancy and low debt service coverage.  At December 31, 2009, none of the other above referenced loans were classified and all were performing according to their stated terms.  At December 31, 2009, we had 55 additional relationships that exceeded $2.0 million, for a total amount of $326.9 million.  None of these loans was more than 30 days delinquent at December 31, 2009.

One- to Four-Family Real Estate Lending.  We primarily originate loans secured by first mortgages on owner-occupied, one- to four-family residences in our market area.  We originate one- to four-family residential mortgage loans through our wholly - owned subsidiary, ViewPoint Bankers Mortgage, Inc. (“VPBM”).  All of the one- to four-family loans we originate are funded by us and either retained in our portfolio or sold into the secondary market.  We sell a majority of our residential mortgage loans on a servicing released basis.  See “Loan Originations, Purchases, Sales, Repayments and Servicing.”  An evaluation is conducted at the time of origination based on yield, term, price and servicing released premium to determine if the loan is to be sold or retained.  Sales of one- to four-family real estate loans can increase liquidity, provide funds for additional lending activities, and generate income.

At December 31, 2009, one- to four-family residential mortgage loans (which included a limited amount of home improvement and construction loans) totaled $447.0 million, or 39.9% of our gross loan portfolio, of which $312.8 million were fixed rate loans and $134.2 million were adjustable rate loans.  In 2009, we sold $629.9 million, or 90.5%, of the one- to four-family loans we originated to investors.  These loans were sold servicing released.  The remainder of one- to four-family loans originated were retained in portfolio.

We generally underwrite one- to four-family owner-occupied loans based on the applicant’s ability to repay.  This includes evaluating their employment, credit history and the appraised value of the subject property.  We lend up to 95% of the lesser of the appraised value or purchase price for one- to four-family residential loans, and up to 80% for non-owner-occupied residential loans.  For certain Federal Housing Administration (“FHA”) loans, we generally lend up to 96.5% with FHA insurance.  For loans with a loan-to-value ratio in excess of 80%, we generally require private mortgage insurance in order to mitigate the higher risk level associated with higher loan-to-value loans.  Properties securing our one- to four-family loans are appraised by independent fee appraisers who are selected in accordance with industry and regulatory standards.  We require our borrowers to obtain title and hazard insurance, and flood insurance, if necessary.

We currently originate one- to four-family mortgage loans on a fixed and adjustable rate basis as consumer demand dictates.  Our pricing strategy for mortgage loans includes setting interest rates that are competitive with other local financial institutions and consistent with our asset/liability management objectives.  Fixed rate loans secured by one- to four-family residences generally have contractual maturities of up to 30 years and are generally fully amortizing, with payments due monthly.

In 2009, we originated $647.0 million of one- to four-family fixed rate mortgage loans and $48.7 million of one- to four-family adjustable rate mortgage (ARM) loans (which included a limited amount of home improvement and construction loans.)  All ARM loans are offered with annual adjustments that begin after the initial reset date, which is typically five or seven years, and lifetime rate caps that vary based on the product, generally with a maximum annual rate change of 2.0% and a maximum overall rate change of 6.0%.  We use a variety of indices to reprice our ARM loans.  As a consequence of using caps, the interest rates on these loans may not be as rate sensitive as our cost of funds.  As of December 31, 2009, 81% of our ARM loans will reset in the next five years.

ARM loans generally pose different credit risks than fixed rate loans, primarily because as interest rates rise, the borrower’s payment rises, increasing the potential for default.  Our loans, which are generally underwritten using guidelines established by the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”), the U.S. Department of Housing and Urban Development (“HUD”) and other mortgage investors, are readily saleable to investors.  Our real estate loans generally contain a “due on sale” clause, allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.  In 2009, the average size of our one- to four-family residential loans at origination was approximately $188,000, while the average size of the one- to four-family residential loans in our portfolio at December 31, 2009, was approximately $129,000.

We originate residential construction loans primarily to individuals for the construction and acquisition of personal residences.  At December 31, 2009, we had $6.2 million in outstanding balances on residential construction loans with an additional $5.7 million of outstanding commitments to make residential construction loans.  Our residential construction loans generally provide for the payment of interest only during the construction phase, which is typically up to 12 months.

At the end of the construction phase, the residential construction loan generally either converts to a longer-term mortgage loan or is paid off through a permanent loan from another lender.  Residential construction loans can be made with a maximum loan-to-value ratio of 90%.  Before making a commitment to fund a residential construction loan, we require an “as-complete” appraisal of the property by an independent licensed appraiser.  We periodically review and inspect each property prior to disbursement of funds during the term of the construction loan.  Loan proceeds are disbursed after inspection based on the percentage of completion method.

Residential construction lending is generally considered to involve a higher degree of credit risk than longer-term financing on existing, owner-occupied real estate.  Risk of loss on a residential construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions.  If the estimated construction costs are inaccurate, we may be required to advance funds beyond the amount originally committed in order to ensure completion and protect the value of the property.  This scenario can also lead to a project that, when completed, has a value that is below the cost of construction.

Purchase Program.  Our Purchase Program enables our mortgage banking company customers to close conforming one- to four-family real estate loans in their own name and temporarily finance their inventory of these closed loans until the loans are sold to investors approved by us.  We initiated the Purchase Program in July 2008 and began funding these types of loans in October 2008.  At December 31, 2009, the Purchase Program had 22 clients, compared to eight clients at December 31, 2008.  The approved maximum borrowing amounts for our existing Purchase Program clients ranged from $10.0 million to $30.0 million at December 31, 2009.  During 2009, the average daily outstanding balance per client was $11.7 million.  The underwriting standards for Purchase Program relationships include a minimum tangible net worth of $2.0 million and a requirement for personal guarantees and historical profitability of the mortgage banking company client.  Purchase Program fundings, which are made under our standard loan participation agreement, are secured by one- to four-family mortgage loans and are classified as mortgage loans held for sale.  This type of lending has a lower risk profile than other one- to four-family loans because the loans are conforming one- to four-family real estate loans that are sold to an approved investor with specific curtailments.  If the loan is not sold within 90 days, the mortgage banking company client is required to take back the loan.  A significant portion of Purchase Program loan production consists of FHA-insured loans.

At December 31, 2009, Purchase Program loans totaled $311.4 million.  During 2009, we purchased $5.24 billion in mortgage loans made under these loan participation agreements.  Purchase Program loans adjust with changes to the daily LIBOR.  These loans have a yield that is based on the daily LIBOR, with a floor of 2.50% per annum, plus a margin rate.  The margin rate, which is based on the underlying mortgage loan as contracted and disclosed in the pricing schedule of each Purchase Program client, ranges between 2.00% and 3.00% per annum, which results in a minimum total rate for Purchase Program loans of 4.50%.  All loans in this portfolio were performing at December 31, 2009.

Commercial Real Estate Lending.  We offer a variety of commercial real estate loans.  These loans are generally secured by commercial, income-producing, multi-tenanted properties located in our market area or elsewhere in Texas.  These properties include office buildings, retail centers, light industrial facilities, warehouses and multifamily properties.  This category also includes small business real estate loans for owner-occupied or single tenant properties.  At December 31, 2009, commercial real estate loans (including a limited amount of construction loans) totaled $454.5 million, or 40.5% of our gross loan portfolio.  Our commercial real estate loans are originated internally by our Commercial Real Estate Lending and Business Lending departments.

Our loans secured by commercial real estate are generally originated with a fixed interest rate for terms between three and ten years, 25 to 30-year amortization periods and balloon payments due at maturity.  Most loans with a fixed interest rate are generally originated with a term of five years or less.  Commercial real estate adjustable rate loans generally have fixed rates for the first three to five years, then have a one-time rate adjustment to a new fixed rate for the remaining term (generally an additional three to five years.)  Loan-to-value ratios on our commercial real estate loans typically do not exceed 75% of the appraised value of the property securing the loan.  At December 31, 2009, the average loan-to-value ratio of our commercial real estate portfolio was 59.3%, using the current loan balances and collateral values at origination (or adjusted values for those properties which have required updated appraisals as a result of loan modification requests or evaluations of classified assets.)  Loans for non-owner-occupied properties are generally originated without recourse to the borrower, except in cases of breach of representation, warranty or covenant, and at lower loan-to-value ratios.  Loans for owner-occupied or single tenant properties may have higher loan-to-value ratios, but generally require personal recourse.  At December 31, 2009, $24.4 million, or 5.4%, of the $454.5 million commercial real estate portfolio was owner-occupied.  The below table illustrates our commercial real estate portfolio by collateral type and loan-to-value ratio based on most recent data available.

Property Type	$ Amount	% of Total	LTV
(Dollars in Thousands)
Office	$200,144	44.12%	62.1%
Retail	135,384	29.84%	60.7%
Industrial	39,456	8.70%	60.9%
Office/Warehouse	27,698	6.10%	63.0%
Storage Facility	12,268	2.70%	45.9%
Mixed Use	9,060	2.00%	30.7%
Hotel	7,484	1.65%	67.2%
Medical Office	5,981	1.32%	52.7%
Mobile Home Park	5,921	1.31%	50.8%
Multifamily	3,890	0.86%	62.3%
Church	3,837	0.85%	43.1%
Other	2,481	0.55%	52.2%
	$453,604	100.00%	59.3%

Loans secured by commercial real estate are generally underwritten based on the net operating income of the property and the financial strength of the borrower/guarantor.  The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt plus an additional coverage requirement.  We generally require an assignment of rents and leases to ensure that the cash flow from the property will be used to repay the debt.  Appraisals on properties securing commercial real estate loans are performed by independent state certified or licensed fee appraisers.  See “Loan Originations, Purchases, Sales, Repayments and Servicing.”

We generally maintain an insurance and/or tax escrow for loans on non-owner-occupied properties; however, we generally do not require them for owner-occupied properties.  Loans over $250,000 that are secured by owner-occupied properties are monitored through an insurance tracking service, and the tax information for all commercial real estate loans is pulled annually to ensure that real estate taxes are current.  In order to monitor the adequacy of cash flows on income-producing properties, the borrower is generally required to provide annual financial information.

Loans secured by commercial real estate properties generally involve a greater degree of credit risk than one- to four-family residential mortgage loans.  These loans typically involve large balances to single borrowers or groups of related borrowers.  Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to adverse conditions in the real estate market or the economy.  If the cash flow from the property is reduced, or if leases are not obtained or renewed, the borrower’s ability to repay the loan may be impaired.  See “- Asset Quality -- Non-performing Assets.”  Our largest commercial real estate lending relationship at December 31, 2009, consisted of two loans that totaled $18.3 million which are secured by three office buildings in Austin, Texas.  At December 31, 2009, this relationship was performing in accordance with its terms.

Home Equity Lending.  Our home equity loans totaled $97.2 million and comprised 8.7% of our gross loan portfolio at December 31, 2009, including $21.9 million of home equity lines of credit.  Most of our home equity loans are secured by Texas real estate.  Under Texas law, home equity borrowers are allowed to borrow a maximum of 80% (combined loan-to-value of the first lien, if any, plus the home equity loan) of the fair market value of their primary residence.  The same 80% combined loan-to-value maximum applies to home equity lines of credit, which are further limited to 50% of the fair market value of the home.  As a result, our home equity loans and home equity lines of credit have low loan-to-value ratios compared to similar loans in other states.  Home equity lines of credit are originated with an adjustable rate of interest, based on the Wall Street Journal Prime (“Prime”) rate of interest plus a margin, or with a fixed rate of interest.

Home equity lines of credit have up to a ten year draw period and amounts may be reborrowed after payment at any time during the draw period.  Once the draw period has lapsed, the payment is amortized over a ten year period based on the loan balance at that time.  At December 31, 2009, unfunded commitments on these lines of credit totaled $19.7 million.

Consumer Lending.  We offer a variety of secured consumer loans, including new and used automobile loans, recreational vehicle loans and loans secured by savings deposits.  We also offer unsecured consumer loans.  We originate our consumer loans primarily in our market areas.  At December 31, 2009, our consumer loan portfolio totaled $94.9 million, or 8.5% of our gross loan portfolio.

We originate automobile loans on a direct basis only.  Automobile loans totaled $67.9 million at December 31, 2009, or 6.1% of our gross loan portfolio, with $57.2 million in direct loans and $10.7 million in indirect loans.  As a result of our conversion from a credit union to a federally chartered savings bank, we have diversified our loan portfolio to become less reliant on automobile loans, leading to the decline in direct and indirect automobile loan balances from prior years.  We discontinued our indirect automobile lending program in 2007, and as a result, our indirect automobile loan portfolio has declined by $353.3 million, or 97.1%, since December 31, 2005.  New automobile loans may be written for a term of up to six years and have fixed rates of interest.  Loan-to-value ratios are up to 110% of the manufacturer’s suggested retail price for new auto loans and of the National Automobile Dealers Association (“NADA”) retail value for used auto loans.

We follow our internal underwriting guidelines in evaluating direct automobile loans, which includes a minimum credit score of 660.  Our indirect automobile loans were underwritten by a third party on our behalf, using substantially similar guidelines to our internal guidelines.  At December 31, 2009, the average credit score of our automobile portfolio at origination was 735.

We also originate unsecured consumer loans.  At December 31, 2009, our unsecured consumer loans totaled $14.8 million, or 1.3% of our gross loan portfolio.  These loans have either a fixed rate of interest for a maximum term of 48 months or are revolving lines of credit with an adjustable rate of interest tied to the Prime rate of interest.  At December 31, 2009, unfunded commitments on our unsecured lines of credit totaled $42.1 million, and the average outstanding balance on our lines was approximately $4,000.

Consumer loans generally have short terms to maturity, which reduce our exposure to changes in interest rates.  In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by providing the opportunity to cross-sell additional products.

Consumer loans generally entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of loans that are secured by rapidly depreciable assets, such as automobiles.  In the case of automobile loans, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance.  As a result, consumer loan collections are dependent on the borrower’s continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Commercial Non-Mortgage Lending.  At December 31, 2009, commercial non-mortgage loans totaled $28.0 million, or 2.5% of our gross loan portfolio.  Our commercial non-mortgage lending activities encompass loans with a variety of purposes and security, including loans to finance business working capital, commercial vehicles and equipment, as well as lines of credit.

Approximately $9.2 million of our commercial non-mortgage loans are unsecured.  Our commercial non-mortgage lending policy includes requirements related to credit file documentation and analysis of the borrower’s background, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of other conditions affecting the borrower.  A review of the borrower’s past, present and future cash flows is also an important aspect of our credit analysis.  We generally obtain personal guarantees on both our secured and unsecured commercial non-mortgage loans.

Unlike one- to four-family mortgage loans, commercial non-mortgage loans are typically made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business and, therefore, are of higher credit risk.  Commercial non-mortgage loans are generally secured by business assets, such as accounts receivable, inventory, equipment and commercial vehicles.  To the extent that the collateral depreciates over time, the collateral may be difficult to appraise and may fluctuate in value based on the specific type of business and equipment used.  As a result, the availability of funds for the repayment of commercial non-mortgage loans may be substantially dependent on the success of the business itself (which, in turn, is often dependent in part upon general economic conditions.)  The majority of our commercial non-mortgage loans are to borrowers in our market area.  We intend to continue our commercial non-mortgage lending within this geographic area.  At December 31, 2009, we had 29 commercial non-mortgage loans with outstanding principal balances of greater than $100,000; none of these loans was delinquent or classified at that date.

Warehouse Lines of Credit.  From July 2008 to August 2009, we originated warehouse lines of credit to mortgage banking companies in the form of participations in warehouse lines extended by other financial institutions or multi-bank warehouse lending syndications originated in conjunction with other banks.  These warehouse lines of credit were classified as secured commercial lines of credit.  The income generated by this program assisted in funding our new Purchase Program.  As the Purchase Program began to season, we decided to discontinue participating in warehouse lines of credit originated by others and instead focus on serving mortgage banking companies directly though our Purchase Program, due to the added benefits these direct relationships bring.

Loan Originations, Purchases, Sales, Repayments and Servicing

We originate both fixed rate and adjustable rate loans.  Our ability to originate loans, however, is dependent upon customer demand for loans in our market area.  In addition to interest earned on loans and loan origination fees, we receive fees for loan commitments, late payments and other miscellaneous services.  These fees vary from time to time, generally depending on the supply of funds and other competitive conditions in the market.  Fees for late payments and other miscellaneous services totaled $628,000, $853,000 and $2.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.  The decline in fees for late payments and other services is primarily due to the decline in our consumer lending portfolio.

We also may purchase whole loans and loan participations from other financial institutions.  These purchase transactions are governed by participation agreements entered into by the originators and participant (ViewPoint Bank) containing guidelines as to ownership, control and servicing rights, among others.  The originators may retain all rights with respect to enforcement, collection and administration of the loan.  This may limit our ability to control our credit risk when we purchase participations in these loans.  For instance, we may not have direct access to the borrower, and the institution administering the loan may have some discretion in the administration of performing loans and the collection of non-performing loans.  At December 31, 2009, approximately $57.8 million, or 5.2% of our total loan portfolio, consisted of purchased loans or loan participations.  At December 31, 2009, $41.4 million of purchased loans consisted of one- to four- family real estate loan pools purchased from Bank of America (formerly Countrywide) and Citimortgage (formerly ABN Amro,) while $16.4 million consisted of individual participations in commercial real estate loans.  At December 31, 2009, the delinquency percentage for loans 30 to 89 days delinquent for purchased one- to four- family real estate loans was 4.41%, compared to 1.54% for one- to four- family real estate loans originated by the Company.

From time to time we sell non-residential loan participations to private investors, including other banks, thrifts and credit unions (participants).  These sales transactions are governed by participation agreements entered into by the originator (ViewPoint Bank) and participants containing guidelines as to ownership, control and servicing rights, among others.  We retain servicing rights for these participations sold.  These participations are generally sold without recourse, except in cases of breach of representation, warranty or covenant.

We also sell whole residential real estate loans to private investors, such as other banks, thrifts and mortgage companies, subject to a provision for repurchase upon breach of representation, warranty or covenant.  These loans are generally sold for cash in amounts equal to the unpaid principal amount of the loans determined using present value yields to the buyer.  The sale amounts generally produce gains to us and, on loans sold to Fannie Mae, allow for a servicing fee on loans when the servicing is retained by us.  Residential real estate loans are currently being sold on a servicing released basis.

Sales of one- to four- family real estate loans originated by our mortgage banking subsidiary and participations in commercial real estate loans can be beneficial to us since these sales generally generate income at the time of sale, produce future servicing income on loans where servicing is retained or a servicing release premium when servicing is sold, provide funds for additional lending and other investments, and increase liquidity.  The volume of loans sold in 2009 and 2008 increased due to the growth of our Purchase Program and an increase in loans originated and sold by our mortgage banking subsidiary.

Gains, losses and transfer fees on sales of loans and loan participations are recognized at the time of the sale.  Net gains and transfer fees on sales of loans for 2009, 2008, and 2007 were $16.6 million, $9.4 million and $1.3 million, respectively.

The Asset/Liability Management Committee directs ViewPoint Bank’s mortgage secondary marketing unit to evaluate, in accordance with guidelines, whether to keep loans in portfolio, sell with a servicing release premium, or sell with servicing retained based on price, yield and duration.  We held servicing rights of approximately $872,000 at December 31, 2009, and $1.4 million and $1.6 million at December 31, 2008 and 2007, respectively, for loans sold to others.  The servicing of these loans generated net servicing fees to us for the years ended December 31, 2009, 2008 and 2007 of $239,000, $252,000 and $305,000, respectively.  At December 31, 2009, we serviced $395.5 million of loans for others that were not reported as assets.  We held servicing rights on $145.8 million of these loans.  The remaining $249.7 million consisted of mortgage loan portfolios subserviced for third parties; no mortgage servicing asset was recorded related to these loans as we do not own the rights.

The following table shows the loan origination, purchase, sales and repayment activities (including loans held for sale) of ViewPoint Bank for the periods indicated.

	Year Ended December 31,
	2009		2008		2007
	(Dollars in thousands)
Originations by type:
Adjustable rate loans:
Real estate loans:
One- to four- family	$37,998		$109,124		$5,975
Construction	10,664		3,753		900
Commercial	7,134		106,756		42,848
Home equity	11,095		8,939		3,064
Total real estate loans	66,891		228,572		52,787
Other loans:
Consumer:
Automobile indirect	-		-		-
Automobile direct	-		-		-
Other secured	3,778		1,278		5,621
Lines of credit/unsecured	617		1,155		703
Total consumer loans	4,395		2,433		6,324
Commercial non-mortgage	38,682	(1)	105,905	(1)	4,489
Total adjustable rate loans	109,968		336,910		63,600
Fixed rate loans:
Real estate loans:
One- to four- family	647,014		393,927		121,209
Construction	-		-		-
Commercial	61,019		159,303		75,655
Home equity	12,394		34,599		24,276
Total real estate loans	720,427		587,829		221,140
Other loans:
Consumer:
Automobile indirect	-		-		181
Automobile direct	25,626		31,643		27,216
Other secured	2,680		2,882		2,299
Lines of credit/unsecured	2,556		2,881		2,241
Total consumer loans	30,862		37,406		31,937
Commercial non-mortgage	4,853		8,692		3,767
Total fixed rate loans	756,142		633,927		256,844
Total loans originated	866,110		970,837		320,444
Purchases:
Real estate loans:
One- to four- family	5,242,511	(2)	296,572	(2)	44,407
Commercial	-		3,376		1,160
Total loans purchased	5,242,511		299,948		45,567
Sales and Repayments:
Real estate loans:
One- to four- family	5,561,052	(2)	444,506	(2)	77,418
Commercial	29,322		30,200		1,128
Other loans:
Consumer	3,418		813		4,012
Total loans sold	5,593,792		475,519		82,558
Principal repayments	461,635		312,784		327,664
Total reductions	6,055,427		788,303		410,222
Increase (decrease) in other items, net	(3,196)		(4,712)		(2,631)
Net increase (decrease)	$49,998		$477,770		$(46,842)

(1)	Includes warehouse lines of credit, which are classified as secured commercial lines of credit.
(2)   Includes Purchase Program loans.

Asset Quality

When a borrower fails to make a required payment on a residential real estate loan, we attempt to cure the delinquency by contacting the borrower.  A late notice is sent 15 days after the due date, and the borrower is contacted by phone beginning 16 days after the due date.  When the loan is 31 days past due, a delinquency letter is mailed to the borrower.  All delinquent accounts are reviewed by a collector who attempts to cure the delinquency by working with the borrower.  When the loan is 50 days past due, the borrower is sent a Notice of Intent to Accelerate via certified mail and regular mail.  Between 50 and 90 days past due, a loss mitigation officer reviews the loan to identify possible workout, cure, or loss mitigation opportunities.

If the account becomes 90 days delinquent and an acceptable repayment plan has not been agreed upon, a collection officer will generally refer the account to legal counsel with instructions to prepare a notice of intent to foreclose.  The notice of intent to foreclose allows the borrower up to 20 days to bring the account current.  If foreclosed, generally we take title to the property and sell it directly using a real estate broker.

Delinquent consumer loans are handled in a similar manner, except that late notices are sent at 10 and 20 days after the due date.  Our procedures for repossession and sale of consumer collateral are subject to various requirements under the applicable consumer protection laws as well as other applicable laws and the determination by us that it would be beneficial from a cost basis.

Delinquent commercial non-mortgage loans and loans secured by commercial real estate are initially handled by the loan officer in charge of the loan, who is responsible for contacting the borrower.  The collections department also works with the commercial loan officers to see that the necessary steps are taken to collect delinquent loans, while ensuring that standard delinquency notices and letters are mailed to the borrower.  No later than 30 days past the due date, a collection officer takes over the loan for further collection activities.  In addition, we have a management loan committee that meets as needed and reviews past due and classified commercial real estate loans, as well as other loans that management feels may present possible collection problems.  If an acceptable workout of a delinquent commercial loan cannot be reached, we generally initiate foreclosure or repossession proceedings on any collateral securing the loan.

Delinquent Loans.  The following table sets forth our loan delinquencies by type, by amount and by percentage of type at December 31, 2009.

	Loans Delinquent For:
	60-89 Days			90 Days and Over			Total Loans Delinquent 60 Days or More
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in thousands)
Real estate loans:
One- to four- family	26	$3,749	0.85%	30	$6,080	1.38%	56	$9,829	2.23%
Commercial	-	-	-%	1	901	0.20%	1	901	0.20%
Home equity	6	80	0.08%	6	415	0.43%	12	495	0.51%
Total real estate loans	32	3,829	0.38%	37	7,396	0.74%	69	11,225	1.12%

Other loans:
Consumer loans:
Automobile indirect	9	41	0.38%	9	66	0.62%	18	107	1.00%
Automobile direct	9	51	0.09%	7	88	0.15%	16	139	0.24%
Other secured	1	1	0.01%	-	-	-%	1	1	0.01%
Lines of credit/unsecured	12	34	0.23%	20	116	0.78%	32	150	1.01%
Total consumer loans	31	127	0.13%	36	270	0.29%	67	397	0.42%

Commercial non-mortgage	1	44	0.16%	-	-	-%	1	44	0.16%
Total loans	64	$4,000	0.36%	73	$7,666	0.68%	137	$11,666	1.04%

Non-performing Assets.  The table below sets forth the amounts and categories of non-performing assets in our loan portfolio.  Loans are placed on nonaccrual status when the collection of principal and/or interest becomes doubtful or other factors involving the loan warrant placing the loan on nonaccrual status.  Troubled debt restructurings, which are accounted for under ASC 310-40, are loans which have renegotiated loan terms to assist borrowers who are unable to meet the original terms of their loans.  Such modifications to loan terms may include a lower interest rate, a reduction in principal, or a longer term to maturity.  All troubled debt restructurings are initially classified as nonaccruing loans, regardless of whether the loan was performing at the time it was restructured.  Once a troubled debt restructuring has performed according to its modified terms for six months and the collection of principal and interest under the revised terms is deemed probable, the troubled debt restructuring is removed from nonaccrual status.  When the loan has performed according to its modified terms for one year, it is no longer considered a troubled debt restructuring.  At December 31, 2009, $4.8 million of troubled debt restructurings were classified as nonaccrual, including $4.7 million of commercial real estate loans.

At December 31, 2009, we had three commercial real estate loans, totaling $4.7 million, in troubled debt restructurings (that are classified as nonaccrual in the table below) which contained term extensions and interest concessions in the form of interest only payments, rather than amortizing payments.  Of these loans, two loans totaling $3.7 million were performing in accordance with the new terms as of December 31, 2009, and one loan totaling $901,000 was not performing and is in the process of foreclosure.  We had two one- to four-family real estate loans, totaling $343,000, in troubled debt restructuring as of December 31, 2009.  Both loans had amounts due capitalized.  One loan, totaling $229,000, also received a rate concession and was performing in accordance with new terms as of December 31, 2009.  The other loan was not performing and is in the process of foreclosure.  We also had two commercial non-mortgage loans, totaling $79,000, in troubled debt restructuring as of December 31, 2009.  One loan, totaling $47,000, was granted a payment concession of three months, according to SBA guidelines, the other loan was granted a rate reduction.  Both loans were performing in accordance with the new terms as of December 31, 2009.  We have not performed any commercial real estate loan workouts whereby an existing loan was restructured into multiple new loans.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Nonaccruing loans:
One- to four- family real estate	$6,151	$1,423	$689	$-	$139
Commercial real estate	4,682	-	989	-	-
Home equity	418	173	22	72	77
Automobile indirect	124	190	185	207	1,084
Automobile direct	136	124	86	145	223
Consumer other secured	4	5	1	-	903
Consumer lines of credit/unsecured	116	128	63	177	136
Commercial non-mortgage	44	174	67	703	30
Total	11,675	2,217	2,102	1,304	2,592

Accruing loans more than 90 days delinquent:
Automobile direct	-	-	-	30	-
Total	-	-	-	30	-

Troubled debt restructurings:
One- to four- family real estate	343	93	-	-	-
Commercial real estate	-	1,796	-	-	-
Home equity	113	67	-	-	-
Automobile indirect	162	231	607	592	-
Automobile direct	185	209	759	1,365	1,669
Consumer other secured	-	-	5	4	86
Consumer lines of credit/unsecured	96	132	40	76	248
Commercial non-mortgage	79	-	-	-	-
Total	978	2,528	1,411	2,037	2,003

Foreclosed assets:
One- to four- family real estate	462	718	615	460	50
Commercial real estate	3,455	843	-	-	-
Automobile indirect	-	56	212	146	310
Automobile direct	-	24	13	45	159
Other consumer	-	3	-	-	-
Commercial non-mortgage	-	-	-	4	-
Total	3,917	1,644	840	655	519
Total non-performing assets	$16,570	$6,389	$4,353	$4,026	$5,114

Total non-performing assets as a percentage of total assets	0.70%	0.29%	0.26%	0.26%	0.36%
Total non-performing loans as a percentage of total loans	1.13%	0.38%	0.38%	0.35%	0.43%
For the year ended December 31, 2009, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $670,000.  The amount that was included in interest income on these loans was $112,000.  At December 31, 2009, $12.6 million in non-performing loans were individually impaired; $738,000 of the allowance for loan losses was allocated to impaired loans at period-end.  A loan is impaired when it is probable, based on current information and events, that we will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreements.  Troubled debt restructurings are also considered impaired.  Impaired loans are measured on an individual basis for individually significant loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Comparison of Financial Condition at December 31, 2009, and December 31, 2008 - Loans” for more information.

Other Loans of Concern.  We have other potential problem loans that are currently performing and do not meet the criteria for impairment, but where some concern exists.  Excluding the non-performing assets set forth in the table above, as of December 31, 2009, there was an aggregate of $19.7 million of these loans compared to $18.4 million as of December 31, 2008.  Of the $19.7 million, eight commercial real estate loans totaling $17.0 million were not delinquent at December 31, 2009, but are being monitored due to circumstances such as low occupancy rate, low debt service coverage or prior payment history problems.  These possible credit problems may result in the future inclusion of these items in the non-performing asset categories.  These loans consist of residential and commercial real estate and commercial non-mortgage loans that are classified as “watch” or “special mention”, meaning that these loans have potential weaknesses that deserve management’s close attention.  These loans are not adversely classified according to regulatory classifications and do not expose us to sufficient risk to warrant adverse classification.  These loans have been considered in management’s determination of our allowance for loan losses.

Classified Assets.  Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the Office of Thrift  Supervision to be of lesser quality, as “substandard,” “doubtful” or “loss.”  An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected.  Assets classified as “doubtful” have all of the weaknesses of those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions and values, “highly questionable and improbable.”  Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management.  General allowances represent loss allowances which have been established to recognize the risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets.  When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount.  An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision and the FDIC, which may order the establishment of additional general or specific loss allowances.  Our classified assets and loss allowances reflect reviews by the Office of Thrift  Supervision in 2009.

We regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations.  The total amount classified represented 7.9% of our equity capital and 0.68% of our assets at December 31, 2009, compared to 6.3% of our equity capital and 0.56% of our assets at December 31, 2008.  The aggregate amount of classified assets at the dates indicated was as follows:

	At December 31,
	2009	2008
	(Dollars in thousands)
Loss	$-	$-
Doubtful	4,153	1,106
Substandard	12,049	11,186	(1)
Total	$16,202	$12,292

(1) The 2008 substandard amount includes $7.9 million in collateralized debt obligations. See “Investment Activities” for a discussion of these securities.

Excluding the $7.9 million in collateralized debt obligations reported in Classified Assets at December 31, 2008, classified assets increased by $11.8 million, to $16.2 million at December 31, 2009, from $4.4 million at December 31, 2008.  This increase was primarily due to a $6.7 million increase in individually impaired substandard loans and a $3.0 million increase in individually impaired doubtful loans.  Substandard and doubtful one- to four- family real estate loans increased by $4.9 million, while substandard and doubtful commercial real estate loans increased by $4.7 million.  Also, other real estate owned, which is rated as substandard, increased by $2.4 million due to the October 2009 foreclosure of an office building with a carrying value of $2.6 million.

Allowance for Loan Losses.  We establish provisions for loan losses, which are charged to earnings, at a level required to reflect estimated credit losses in the loan portfolio.  In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect borrowers’ ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and current factors.

Large groups of smaller balance homogeneous loans, such as consumer loans, are evaluated in the aggregate using historical loss factors adjusted for current economic conditions and other relevant data.  We use both historical loss ratios and qualitative loss factors assigned to major loan collateral types to establish loss allocations.  The historical loss ratio is generally defined as an average percentage of net annual loan losses to loans outstanding.  Qualitative loss factors are based on management’s judgment of company-specific data and external economic indicators and how this information could impact our specific loan portfolios.  The Allowance for Loan Loss Committee sets and adjusts qualitative loss factors by reviewing changes in loan composition and the seasonality of specific portfolios.  The Committee also considers credit quality and trends relating to delinquency, non-performing and/or classified loans and bankruptcy within the Company’s loan portfolio when evaluating qualitative loss factors.  Additionally, the Committee adjusts qualitative factors to account for the potential impact of external economic factors, including the unemployment rate and housing price and inventory levels specific to our market area.  Larger non-homogeneous loans, such as large commercial and residential real estate loans, are evaluated individually, and specific loss allocations are provided for these loans when management has concerns about the borrowers’ ability to repay.

At December 31, 2009, our allowance for loan losses was $12.3 million, or 1.10% of the total loan portfolio.  Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.  In the opinion of management, the allowance, when taken as a whole, reflects estimated credit losses in our loan portfolio.  See Notes 1 and 5 of the Notes to Consolidated Financial Statements contained in elsewhere in this proxy statement/prospectus.

The following table sets forth an analysis of our allowance for loan losses.  Allowance for loan losses for construction loans have been included in the one- to four- family and commercial real estate line items, as appropriate.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Balance at beginning of period	$9,068	$6,165	$6,507	$7,697	$8,424

Charge-offs:
Real estate loans:
One- to four- family	460	164	120	83	127
Commercial	835	180	-	-	-
Home equity	54	41	32	62	43
Total real estate loans	1,349	385	152	145	170
Other loans:
Consumer loans:
Automobile indirect	917	1,493	2,251	2,670	4,575
Automobile direct	530	424	620	518	678
Other secured	23	39	31	21	869
Lines of credit/unsecured	1,456	1,232	1,862	1,510	754
Total consumer loans	2,926	3,188	4,764	4,719	6,876
Commercial non-mortgage	720	453	164	102	204
Total charge-offs	4,995	4,026	5,080	4,966	7,250

Recoveries:
Real estate loans:
One- to four- family	32	13	14	29	-
Commercial	-	-	-	-	-
Home equity	-	4	13	39	-
Total real estate loans	32	17	27	68	-
Other loans:
Consumer loans:
Automobile indirect	219	305	700	744	102
Automobile direct	106	142	305	230	72
Other secured	1	23	14	8	102
Lines of credit/unsecured	190	249	376	156	127
Total consumer loans	516	719	1,395	1,138	403
Commercial non-mortgage	37	22	48	5	-
Total recoveries	585	758	1,470	1,211	403

Net charge-offs	4,410	3,268	3,610	3,755	6,847
Additions charged to operations	7,652	6,171	3,268	2,565	6,120
Balance at end of period	$12,310	$9,068	$6,165	$6,507	$7,697

Ratio of net charge-offs during the period to average loans outstanding during the period	0.31%	0.30%	0.39%	0.37%	0.63%
Ratio of net charge-offs during the period to average non-performing assets	38.42%	60.85%	86.16%	82.17%	99.84%
Allowance as a percentage of non-performing loans	97.29%	191.11%	175.49%	193.03%	167.51%
Allowance as a percentage of total loans (end of period)	1.10%	0.73%	0.67%	0.67%	0.72%

The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

	December 31,
	2009		2008		2007		2006		2005
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Real estate loans:
One- to four- family	$2,553	39.85%	$1,675	39.96%	$1,201	36.40%	$449	29.33%	$311	25.35%
Commercial	6,457	40.52	4,175	34.92	2,597	27.58	2,025	18.97	659	9.26
Home equity	556	8.67	460	8.08	170	9.31	182	8.66	86	7.96
Consumer loans:
Automobile indirect	262	0.96	503	3.11	946	11.39	2,232	22.63	3,608	33.94
Automobile direct	374	5.10	262	5.84	278	10.81	526	15.68	1,848	18.29
Other secured	25	1.09	15	1.13	13	1.38	9	1.52	364	1.70
Lines of credit/unsecured	701	1.32	639	1.21	626	1.79	694	2.20	592	2.68
Commercial non-mortgage	1,382	2.49	1,339	5.75	334	1.34	390	1.01	229	0.82
Total	$12,310	100.00%	$9,068	100.00%	$6,165	100.00%	$6,507	100.00%	$7,697	100.00%

Investment Activities

Federally chartered savings banks have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers’ acceptances, repurchase agreements and federal funds.  Subject to various restrictions, federally chartered savings banks may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings bank is otherwise authorized to make directly.  See “Supervision and Regulation - ViewPoint Bank” and “- Qualified Thrift Lender Test” for a discussion of additional restrictions on our investment activities.

The Executive Vice President/Chief Financial Officer delegates the basic responsibility for the management of our investment portfolio to the Vice President/Director of Finance, subject to the direction and guidance of the Asset/Liability Management Committee.  The Vice President/Director of Finance considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment.  The amount, mix, and maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to optimize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk.  Our investment securities currently consist primarily of agency collateralized mortgage obligations, agency mortgage-backed securities, U.S. agency notes, bonds from government sponsored enterprises, such as Freddie Mac, Fannie Mae, Ginnie Mae, and the Small Business Administration, and municipal bonds.  These securities are of high quality, possess minimal credit risk and have an aggregate market value in excess of total amortized cost as of December 31, 2009.  For more information, please see Note 4 of the Notes to Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset/Liability Management.”

In 2009, we recognized a $12.2 million pre-tax charge for the other-than-temporary decline in the fair value of collateralized debt obligations, which occurred prior to their sale.  This charge was determined by applying an ASC 325-40 discounted cash flow analysis, which included estimates based on current sales price data, to the securities and reducing their value to fair value.  As required by ASC 325-40, when an adverse change in estimated cash flows has occurred, the credit component of the unrealized loss must be recognized as a charge to earnings.  The analysis of all collateralized debt obligations included a review of the financial condition of each of the issuers, with issuer specific and non-specific estimates of future deferrals, defaults, recoveries, and prepayments of principal being factored into the analysis.  Prior to the date of sale, no actual loss of principal or interest had occurred.

The decision to sell all of our collateralized debt obligations was made after considering the following:  (1) June 2009 valuation reports from the trustee showed significantly higher levels of new defaults among the underlying issuers than previously reported, further reducing collateral coverage ratios; (2) an analysis of underlying issuers’ current return on assets ratios, Tier One capital ratios, leverage ratios, change in leverage ratios, and non-performing loans ratios showed ongoing and worsening credit deterioration, suggesting probable and possible future defaults; (3) the modeling of Level 3 projections of future cash flows, using internally defined assumptions for future deferrals, defaults, recoveries, and prepayments, showed no expected future cash flows; (4) a ratings downgrade from BBB to C for each of the securities during the second quarter; and (5) the expected cash realization of tax benefits as a result of the actual sale of the securities.

The sale of the collateralized debt obligation securities occurred in the second quarter of 2009.  It generated proceeds of $224,000 with no gain or loss recognized on the sale.

As a member of the Federal Home Loan Bank of Dallas, we had $14.1 million in stock of the Federal Home Loan Bank of Dallas at December 31, 2009.  For the year ended December 31, 2009, we received $16,000 in dividends from the Federal Home Loan Bank of Dallas.

The following table sets forth the composition of our securities portfolio and other investments at the dates indicated.  At December 31, 2009, our securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies or United States GSEs.

	December 31,
	2009		2008		2007
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Available for sale:
US Government and Agency bonds	$47,994	$47,438	$18,502	$18,740	$35,006	$35,152
SBA Pools	6,565	6,492	8,313	8,100	-	-
Collateralized debt obligations	-	-	7,940	7,940	21,496	19,616
Agency collateralized mortgage obligations	226,242	228,501	313,391	310,065	347,376	349,234
Agency mortgage-backed securities	197,437	201,627	137,338	138,171	137,678	138,873
Total available for sale	478,238	484,058	485,484	483,016	541,556	542,875

Held to maturity:
US Government and Agency bonds	14,991	15,131	9,992	10,143	-	-
Municipal bonds	29,306	29,900	9,384	9,642	-	-
Agency collateralized mortgage obligations	56,414	57,390	12,304	12,696	5,688	5,683
Agency mortgage-backed securities	154,013	158,393	140,663	144,098	14,403	14,519
Total held to maturity	254,724	260,814	172,343	176,579	20,091	20,202

Total investment securities	732,962	744,872	657,827	659,595	561,647	563,077

Federal Home Loan Bank stock	14,147	14,147	18,069	18,069	6,241	6,241

Total securities	$747,109	$759,019	$675,896	$677,664	$567,888	$569,318

The composition and contractual maturities of the investment securities portfolio as of December 31, 2009, excluding Federal Home Loan Bank stock, are indicated in the following table.  However, it is expected that investment securities with prepayment optionality characteristics will generally repay their principal in full prior to contractual maturity.  Prepayment optionality exists for the SBA pools, Agency collateralized mortgage obligations and Agency mortgage-backed securities.  In addition, the U.S. Government and Agency bonds are callable, as are the municipal bonds in the “over 10 years” category and a portion of those in the “over 5 to 10 years category.”

	1 year or less		Over 1 to 5 years		Over 5 to 10 years		Over 10 years		Total Securities
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
	(Dollars in thousands)
Available for sale:
US Government and Agency bonds	$-	-%	$-	-%	$42,994	3.22%	$5,000	4.99%	$47,994	3.40%	$47,438
SBA pools	-	-%	-	-%	6,565	2.38%	-	-%	6,565	2.38%	6,492
Agency collateralized mortgage obligations	-	-%	-	-%	31,260	5.28%	194,982	2.27%	226,242	2.69%	228,501
Agency mortgage-backed securities	-	-%	7,355	5.28%	6,291	4.65%	183,791	3.56%	197,437	3.66%	201,627
Total available for sale	-	-%	7,355	5.28%	87,110	4.00%	383,773	2.92%	478,238	3.16%	484,058

Held to maturity:
US Government and Agency bonds	-	-%	14,991	3.21%	-	-%	-	-%	14,991	3.21%	15,131
Municipal bonds	-	-%	1,322	3.51%	8,563	3.70%	19,421	3.94%	29,306	3.85%	29,900
Agency collateralized mortgage obligations	-	-%	-	-%	45,654	3.63%	10,760	3.26%	56,414	3.56%	57,390
Agency mortgage-backed securities	-	-%	-	-%	33,626	3.73%	120,387	4.41%	154,013	4.26%	158,393
Total held to maturity	-	-%	16,313	3.23%	87,843	3.68%	150,568	4.27%	254,724	4.00%	260,814

Total investment securities	$-	-%	$23,668	3.87%	$174,953	3.84%	$534,341	3.30%	$732,962	3.45%	$744,872

Sources of Funds

General.  Our sources of funds are deposits, borrowings, payments of principal and interest on loans and investments, sales of loans and funds provided from operations.

Deposits.  We offer a variety of deposit accounts with a wide range of interest rates and terms to both consumers and businesses.  Our deposits consist of savings, money market and demand accounts and certificates of deposit.  We solicit deposits primarily in our market areas.  At December 31, 2009 and 2008, we had $74.0 million and $59.6 million in brokered deposits, respectively, which consisted entirely of certificates of deposit made under our participation in the Certificate of Deposit Account Registry Service® (CDARS).  Through CDARS, we can provide a depositor the ability to place up to $50.0 million on deposit with ViewPoint Bank while receiving FDIC insurance on the entire deposit by placing customer funds in excess of the FDIC deposit limits with other financial institutions in the CDARS network.  In return, these financial institutions place customer funds with us on a reciprocal basis.

We primarily rely on competitive pricing policies, marketing, and customer service to attract and retain deposits.  The flow of deposits is influenced significantly by general economic conditions, prevailing interest rates and competition.  The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand.  We have become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious.  We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors.  Based on our experience, we believe that our deposits are relatively stable sources of funds.  Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

The following table sets forth our deposit flows during the periods indicated.

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Opening balance	$1,548,090	$1,297,593	$1,234,881
Net deposits and withdrawals	214,209	214,968	25,639
Interest credited	34,366	35,529	37,073

Ending balance	$1,796,665	$1,548,090	$1,297,593

Net increase (decrease)	$248,575	$250,497	$62,712

Percent increase (decrease)	16.06%	19.30%	5.08%

The following table sets forth the dollar amount of deposits in the various types of deposit programs offered at the dates indicated.

	December 31,
	2009		2008		2007
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Transaction and Savings Deposits:
Non-interest bearing demand	$193,581	10.77%	$172,395	11.13%	$190,163	14.66%
Interest bearing demand	268,063	14.92	98,884	6.39	71,934	5.54
Savings	143,506	7.99	144,530	9.34	156,129	12.03
Money market	549,619	30.59	482,525	31.17	414,483	31.94
IRA	8,710	0.49	8,188	0.53	8,116	0.63
Total non-certificates	1,163,479	64.76	906,522	58.56	840,825	64.80
Certificates:
0.00-1.99%	343,476	19.12	11,078	0.71	89	0.01
2.00-3.99%	208,042	11.58	411,501	26.58	22,973	1.77
4.00-5.99%	81,438	4.53	218,989	14.15	433,155	33.38
6.00% and over	230	0.01	-	-	551	0.04
Total certificates	633,186	35.24	641,568	41.44	456,768	35.20

Total deposits	$1,796,665	100.00%	$1,548,090	100.00%	$1,297,593	100.00%

The following table shows rate and maturity information for our certificates of deposit at December 31, 2009.

	0.00- 1.99%	2.00- 3.99%	4.00- 5.99%	6.00% and over	Total	Percent of Total
	(Dollars in thousands)
Certificates maturing in quarter ending:
March 31, 2010	$92,080	$27,435	$6,831	$-	$126,346	19.96%
June 30, 2010	124,888	24,427	11,198	-	160,513	25.35
September 30, 2010	41,900	2,844	6,892	-	51,636	8.15
December 31, 2010	66,212	8,724	2,580	230	77,746	12.28
March 31, 2011	10,836	10,428	1,229	-	22,493	3.55
June 30, 2011	7,552	23,206	2,187	-	32,945	5.20
September 30, 2011	8	12,458	1,630	-	14,096	2.23
December 31, 2011	-	83,632	2,288	-	85,920	13.57
March 31, 2012	-	1,775	979	-	2,754	0.43
June 30, 2012	-	649	3,949	-	4,598	0.73
September 30, 2012	-	1,251	1,536	-	2,787	0.44
December 31, 2012	-	1,403	1,003	-	2,406	0.38
Thereafter	-	9,810	39,136	-	48,946	7.73
Total	$343,476	$208,042	$81,438	$230	$633,186	100.00%

Percent of Total	54.24%	32.86%	12.86%	0.04%	100.00%

The following table indicates the amount of our certificates of deposit and other deposits by time remaining until maturity as of December 31, 2009.

	Maturity
	3 Months or less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
	(Dollars in thousands)
Certificates less than $100,000	$34,075	$22,901	$26,377	$47,707	$131,060
Certificates of $100,000 or more	13,332	29,489	44,601	78,427	165,849
Public funds (1)	78,939	108,123	58,404	90,811	336,277
Total certificates	$126,346	$160,513	$129,382	$216,945	$633,186

(1) Deposits from governmental and other public entities.

Borrowings.  Although deposits are our primary source of funds, we may utilize borrowings to manage interest rate risk or as a cost-effective source of funds when they can be invested at a positive interest rate spread for additional capacity to fund loan demand according to our asset/liability management goals.  Our borrowings consist primarily of advances from the Federal Home Loan Bank of Dallas and a $25.0 million repurchase agreement with Credit Suisse.  Additionally, in October 2009, we entered into four promissory notes for unsecured loans totaling $10.0 million obtained from local private investors to increase funds available at the Company level.  Of this amount, $7.5 million has been used to increase the capital of ViewPoint Bank to support loan demand and continued growth.

The lenders are all members of the same family and long-time customers of ViewPoint Bank.  One of the notes has an original principal amount of $7 million and the other three notes have principal amounts of $1 million each.  Each of the four promissory notes initially bears interest at 6% per annum, thereafter being adjusted quarterly to a rate equal to the national average 2-year jumbo CD rate plus 2%, with a floor of 6% and a ceiling of 9%.  Interest-only payments under the notes are due quarterly.  The unpaid principal balance and all accrued but unpaid interest under each of the notes are due and payable on October 15, 2014.  Upon at least 180 days notice, the lender under each note may require ViewPoint Financial Group to prepay the note in part or in full as of the second and/or fourth anniversaries of the note.  Each lender also has a limited call option (not to exceed $2 million in the aggregate among the four lenders) upon at least 90 days notice to us for the purpose of accessing funds to purchase shares of New ViewPoint Financial Group common stock in a subscription or community stock offering.  The notes cannot be prepaid during the first two years of the loan term, but thereafter can be prepaid in whole or in part at any time without fee or penalty.

We may obtain advances from the Federal Home Loan Bank of Dallas upon the security of certain of our mortgage loans and mortgage-backed and other securities.  These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features, and all long-term advances are required to provide funds for residential home financing.  At December 31, 2009, we had $312.5 million in Federal Home Loan Bank advances outstanding and the ability to borrow an additional $438.1 million.  In addition to Federal Home Loan Bank advances, we may also use the discount window at the Federal Reserve Bank or fed funds purchased from correspondent banks as a source of short-term funding.  See Notes 11 and 12 of the Notes to Consolidated Financial Statements for more information about Federal Home Loan Bank advances, the repurchase agreement and other borrowings.

The following table sets forth the maximum month-end balance and daily average balance of FHLB advances, the repurchase agreement and other borrowings for the periods indicated.

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Maximum balance:
FHLB advances	$424,872	$410,841	$128,451
Repurchase agreement	25,000	25,000	-
Other borrowings	10,000	-	-
Average balance outstanding:
FHLB advances	$346,274	$242,399	$78,920
Repurchase agreement	25,000	18,056	-
Other borrowings	2,083	-	-

The following table sets forth certain information as to FHLB advances, the repurchase agreement and other borrowings at the dates indicated.

	At December 31,
	2009	2008	2007
	(Dollars in thousands)
FHLB advances at end of period	$312,504	$410,841	$128,451
Repurchase agreement at end of period	25,000	25,000	-
Other borrowings at end of period	10,000	-	-
Weighted average rate of FHLB advances during the period	4.06%	4.27%	5.13%
Weighted average rate of FHLB advances at end of period	4.13%	3.80%	4.91%
Weighted average rate of repurchase agreement during the period	2.83%	1.62%	-
Weighted average rate of repurchase agreement at end of period	3.22%	1.62%	-
Weighted average rate of other borrowings during the period	6.00%	-	-
Weighted average rate of other borrowings at end of period	6.00%	-	-

Subsidiary and Other Activities

ViewPoint Bank, as a federally chartered savings bank, is permitted by Office of Thrift Supervision regulations to invest up to 2% of our assets, or $47.6 million at December 31, 2009, in the stock of, or unsecured loans to, service corporation subsidiaries.  We may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes.

ViewPoint Bank’s operations include its wholly - owned subsidiary, ViewPoint Bankers Mortgage, Inc., which originates residential mortgages through its retail employees and wholesale division, primarily in Texas, and sells all loans it originates to ViewPoint Bank or to outside investors.  At December 31, 2009, ViewPoint Bank’s investment in ViewPoint Bankers Mortgage, Inc. totaled $3.8 million.

Competition

We face strong competition in originating real estate and other loans and in attracting deposits.  Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions, life insurance companies and mortgage bankers.  Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.  Commercial competition is primarily from local commercial banks.  We compete for deposits by offering personal service and a variety of deposit accounts at competitive rates.  Based on the most recent branch deposit data provided by the FDIC, ViewPoint Bank’s share of deposits was approximately 9.3% in Collin County and less than 1.0% in all other market area counties.

Properties

At December 31, 2009, we had 41 locations, including 2 in-store banking centers, 15 loan production offices, and five administrative offices.  We own the majority of the space in which our administrative offices are located.  At December 31, 2009, we owned 18 of our community bank offices, and leased the remaining facilities.  The net book value of our investment in premises, equipment and leaseholds, excluding computer equipment, was approximately $46.6 million at December 31, 2009.

In 2009, we opened three new full-service community bank offices in Grapevine, Frisco and Wylie.  On January 2, 2009, we announced plans to expand our community banking network by opening more free-standing, full-service community bank offices and transitioning away from limited grocery store banking centers.  As a result, we closed ten in-store banking centers located in Carrollton, Dallas, Garland, Plano, McKinney, Frisco and Wylie in 2009.  These cities continue to be served by full-service ViewPoint Bank offices.  $1.2 million of expense was incurred in 2009 relating to these closings.

In 2009, we opened two new mortgage loan production offices located in San Antonio and Houston and closed the Cedar Creek and Addison mortgage loan production offices.  The loan production business from these two closed offices was consolidated into other locations.  We plan to open a mortgage loan production office in Tulsa, OK with an anticipated opening date in the second quarter of 2010.

For more information about our premises and equipment, please see Note 9 of the Notes to Consolidated Financial Statements contained herein.

The following table provides information about our main and branch offices, as well as our loan production offices, and indicates whether the properties are owned or leased.

Location	Square Footage	Owned or Leased	Lease Expiration Date	Net Book Value at 12/31/09
				(Dollars in thousands)
ADMINISTRATIVE OFFICES:

Contact Center	31,762	Owned	N/A	$ 2,576
2101 Custer Road
Plano, TX 75075

Pitman East	54,409	Owned	N/A	4,135
1201 West 15th Street
Plano, TX 75075

Pitman West (Main Office)	53,022	Owned	N/A	1,647
1309 West 15th Street
Plano, TX 75075

Richardson Annex	3,800	Owned	N/A	50
700 East Arapaho Road
Richardson, TX 75081

Purchase Program office	657	Leased	1/31/2011	N/A
13984 West Bowles Avenue, Suite 200
Littleton, CO 80127

BANK OFFICES:

Addison	6,730	Leased	4/30/2013	N/A
4560 Beltline Road, Suite 100
Addison, TX 75001

Location	Square Footage	Owned or Leased	Lease Expiration Date	Net Book Value at 12/31/09
				(Dollars in thousands)
Allen	4,500	Owned	N/A	340
321 East McDermott Drive
Allen, TX 75002

Carrollton	6,800	Owned	N/A	1,109
1801 Keller Springs Road
Carrollton, TX 75006

Coppell	5,674	Owned	N/A	1,538
687 Denton Tap Road
Coppell, TX 75019

East Plano	5,900	Owned	N/A	1,219
2501 East Plano Parkway
Plano, TX 75074

Frisco	4,800	Owned	N/A	972
3833 Preston Road
Frisco, TX 75034

Garland	4,800	Owned	N/A	779
2218 North Jupiter Road
Garland, TX 75046

Grand Prairie Albertsons +	452	Leased	8/8/2012	N/A
215 North Carrier Parkway
Grand Prairie, TX 75050

Grapevine	3,708	Leased	12/31/2028	N/A
301 South Park Boulevard
Grapevine, TX 76051

Lake Highlands Albertsons +	391	Leased	11/14/2011	N/A
10203 East Northwest Highway
Dallas, TX 75238

McKinney	4,500	Owned	N/A	643
2500 West Virginia Parkway
McKinney, TX 75071

McKinney Mini	1,800	Owned	N/A	83
231 North Chestnut Street
McKinney, TX 75069

Northeast Tarrant County	4,338	Owned with Ground Lease	6/30/2018	1,646
3040 State Highway 121
Euless, TX 76039

Oak Cliff	2,800	Leased	9/30/2013	N/A
2498 West Illinois Avenue
Dallas, TX 75233

Plano Central	1,681	Owned	N/A	787
(Located inside Pitman East admin. office)
1201 West 15th Street
Plano, TX 75075

Location	Square Footage	Owned or Leased	Lease Expiration Date	Net Book Value at 12/31/09
				(Dollars in thousands)
Richardson	22,000	Owned	N/A	726
720 East Arapaho Road
Richardson, TX 75081

Richardson Mini	2,500	Owned	N/A	94
1775 North Plano Road
Richardson, TX 75081

Tollroad Express	2,000	Owned	N/A	502
5900 West Park Boulevard
Plano, TX 75093

West Allen	4,800	Owned	N/A	775
225 South Custer Road
Allen, TX 75013

West Frisco	4,338	Owned	N/A	1,808
2975 Main Street
Frisco, TX 75034

West Plano	22,800	Owned	N/A	1,777
5400 Independence Parkway
Plano, TX 75075
West Richardson	4,500	Owned	N/A	494
1280 West Campbell Road
Richardson, TX 75080

Wylie	4,338	Owned	N/A	1,821
3490 FM 544
Wylie, TX 75098
*Represents in-store location.

VPBM MORTGAGE LOAN PRODUCTION OFFICES:

Arlington LPO	1,074	Leased	7/1/2010	N/A
2340 West Interstate 20 Suites 210 and 212
Arlington, TX 76017

Austin LPO	1,555	Leased	5/31/2010	N/A
3839 Bee Cave Road Suite 204
Austin, TX 78746

Clear Lake/Nassau Bay LPO	2,419	Leased	6/30/2011	N/A
1120 NASA Parkway Suites 308 and 320
Houston, TX 77058

Coppell LPO	2,540	Leased	8/31/2012	N/A
275 South Denton Tap Road Suite 100
Coppell, TX 75019

Location	Square Footage	Owned or Leased	Lease Expiration Date		Net Book Value at 12/31/09
					(Dollars in thousands)
Dallas LPO	7,670	Leased	12/31/2010		N/A
13101 Preston Road Suite 100
Dallas, TX 75240

Ennis LPO	100	Leased	6/30/2010		N/A
1905 West Ennis Avenue Suite 240B
Ennis, TX 75119

Gulfgate Center LPO	3,380	Leased	8/31/2012		N/A
1800 Post Oak Boulevard Suite 400
Houston, TX 77056

Park Cities LPO	4,654	Leased	4/30/2011		N/A
5944 Luther Lane Suite 1000
Dallas, TX 75225

Plano LPO	N/A	Owned	N/A		N/A
(Located inside Pitman West admin. office)
1309 West 15th Street
Plano, TX 75075

San Antonio LPO	3,212	Leased	11/30/2012		N/A
6800 Park Ten Boulevard
San Antonio, TX 78213

Sonterra LPO	2,136	Leased	MTM	*	N/A
325 Sonterra Boulevard East Suite 220
San Antonio, TX 78258

Southlake LPO	2,400	Leased	3/31/2013		N/A
751 East Southlake Boulevard Suite 120
Southlake, TX 76092

Waxahachie LPO	1,273	Leased	5/31/2011		N/A
102 Professional Place Suite 101
Waxahachie, TX 75165

Weatherford LPO	1,422	Leased	6/30/2013		N/A
300 South Main Street Suite 204
Weatherford, TX 76086

COMMERCIAL REAL ESTATE LOAN PRODUCTION OFFICE:

Houston LPO	400	Leased	MTM	*	N/A
7500 San Felipe Road Suite 600
Houston, TX 77063

+ Represents in-store location.
*Month-to-month

We believe that our current administrative facilities are adequate to meet the present and immediately foreseeable needs of ViewPoint Bank and New ViewPoint Financial Group.

We currently utilize IBM and FiServ CBS in-house data processing systems.  The net book value of all of our data processing and computer equipment at December 31, 2009, was $3.9 million.

SUPERVISION AND REGULATION

General

Set forth below is a brief description of certain laws and regulations that are applicable to New ViewPoint Financial Group and ViewPoint Bank.  The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

Congress is currently considering various significant regulatory reform proposals.  If new legislation is enacted, it could have a significant impact on the regulation and operations of financial institutions and their holding companies.  The proposals generally provide for the elimination of the Office of Thrift Supervision, our primary regulator, and could require New ViewPoint Financial Group to become a bank holding company, making it subject to regulatory capital requirements for the first time.  In addition, ViewPoint Bank could be required to convert to a national bank or a state bank charter.  There are also proposals for the creation of a new consumer financial protection agency that would issue and enforce consumer protection initiatives governing financial products and services.  The details and impact of regulatory reform proposals cannot be determined until new legislation is enacted.  In addition, the regulations governing New ViewPoint Financial Group and ViewPoint Bank may be amended from time to time.  Any legislative or regulatory changes in the future could adversely affect our operations and financial condition.  No assurance can be given as to whether or in what form any such changes may occur.

The Office of Thrift Supervision has extensive enforcement authority over all savings associations and their holding companies, including ViewPoint Bank and New ViewPoint Financial Group.  This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions.  In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision.  Except under certain circumstances, public disclosure of final enforcement actions by the Office of Thrift  Supervision is required by law.

ViewPoint Bank

ViewPoint Bank, as a federally chartered savings bank, is subject to regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations.  This regulation of ViewPoint Bank is intended for the protection of depositors and not for the purpose of protecting shareholders.  ViewPoint Bank is required to maintain minimum levels of regulatory capital and will be subject to some limitations on the payment of dividends to New ViewPoint Financial Group.  See “- Capital Requirements for ViewPoint Bank” and “-Limitations on Dividends and Other Capital Distributions.”  ViewPoint Bank also is subject to regulation and examination by the FDIC, which insures the deposits of ViewPoint Bank to the maximum extent permitted by law.

Office of Thrift Supervision

The investment and lending authority of ViewPoint Bank is prescribed by federal laws and regulations and ViewPoint Bank is prohibited from engaging in any activities not permitted by such laws and regulations.

As a federally chartered savings bank, ViewPoint Bank is required to meet a qualified thrift lender test.  This test requires ViewPoint Bank to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis.  As an alternative, ViewPoint Bank may maintain 60% of its assets in those assets specified in Section 7701(a) (19) of the Internal Revenue Code.  Under either test, ViewPoint Bank is required to maintain a significant portion of its assets in residential-housing-related loans and investments.  Any institution that fails to meet the qualified thrift lender test must, within one year, either become a bank or be subject to certain restrictions on its operations, unless within the year it meets the test, and thereafter remains a qualified thrift lender.  An institution that fails the test a second time must immediately convert to a bank or be subjected to the restrictions.  Any holding company of an institution that fails the test and does not re-qualify within a year must become a bank holding company.  If such an institution has not converted to a bank within three years after it failed the test, it must divest all investments and cease all activities not permissible for both a national bank and a savings association.  As of December 31, 2009, ViewPoint Bank met the qualified thrift lender test.

ViewPoint Bank is subject to a 35% of total assets limit on consumer loans, commercial paper and corporate debt securities, and a 20% limit on commercial non-mortgage loans.  At December 31, 2009, ViewPoint Bank had 4.0% of its assets in consumer loans, commercial paper and corporate debt securities and 1.2% of its assets in commercial non-mortgage loans.

Our relationship with our depositors and borrowers is regulated to a great extent by federal laws and regulations, especially in such matters as the ownership of savings accounts and the form and content of our mortgage requirements.  In addition, the branching authority of ViewPoint Bank is regulated by the Office of Thrift Supervision.  ViewPoint Bank is generally authorized to branch nationwide.

ViewPoint Bank is subject to a statutory lending limit on aggregate loans to one person or a group of persons combined because of certain common interests.  That limit is equal to 15% of our unimpaired capital and surplus, except that for loans fully secured by readily marketable collateral, the limit is increased to 25%.  At December 31, 2009, ViewPoint Bank’s lending limit under this restriction was $30.2 million.  We have no loans in excess of our lending limit.

We are subject to periodic examinations by the Office of Thrift Supervision.  During these examinations, the examiners may require ViewPoint Bank to provide for higher general or specific loan loss reserves, which can impact our capital and earnings.  As a federally chartered savings bank, ViewPoint Bank is subject to a semi-annual assessment, based upon its total assets, to fund the operations of the Office of Thrift Supervision.

The Office of Thrift Supervision has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits.  Any institution regulated by the Office of Thrift Supervision that fails to comply with these standards must submit a compliance plan.

Insurance of Accounts and Regulation by the FDIC

The Deposit Insurance Fund (“DIF”) of the FDIC insures deposit accounts in ViewPoint Bank.  Beginning in October 2008, the FDIC temporarily increased FDIC deposit insurance coverage per separately insured depositor to $250,000 through December 31, 2013.  On January 1, 2014, the coverage limit is scheduled to return to $100,000, except for certain retirement accounts which will be insured up to $250,000.

The FDIC assesses deposit insurance premiums on each FDIC-insured institution quarterly based on annualized rates for one of four risk categories applied to its deposits, subject to certain adjustments.  Each institution is assigned to one of four risk categories based on its capital, supervisory ratings and other factors.  Well capitalized institutions that are financially sound with only a few minor weaknesses are assigned to Risk Category I.  Risk Categories II, III and IV present progressively greater risks to the DIF.  Under FDIC’s risk-based assessment rules, effective April 1, 2009, the initial base assessment rates prior to adjustments range from 12 to 16 basis points for Risk Category I, and  are 22 basis points for Risk Category II, 32 basis points for Risk Category III, and 45 basis points for Risk Category IV.  Initial base assessment rates are subject to adjustments based on an institution’s unsecured debt, secured liabilities and brokered deposits, such that the total base assessment rates after adjustments range from 7 to 24 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV.  Rates increase uniformly by 3 basis points effective January 1, 2011.

In addition to the regular quarterly assessments, due to losses and projected losses attributed to failed institutions the FDIC imposed a special assessment of 5 basis points on the amount of each depository institution’s assets reduced by the amount of its Tier 1 capital (not to exceed 10 basis points of its assessment base for regular quarterly premiums) as of June 30, 2009, which was collected on September 30, 2009.

As a result of a decline in the reserve ratio (the ratio of the net worth of the DIF to estimated insured deposits) and concerns about expected failure costs and available liquid assets in the DIF, the FDIC adopted a rule requiring each insured institution to prepay on December 30, 2009 the estimated amount of its quarterly assessments for the fourth quarter of 2009 and all quarters through the end of 2012 (in addition to the regular quarterly assessment for the third quarter due on December 30, 2009).  The prepaid amount is recorded as an asset with a zero risk weight and the institution will continue to record quarterly expenses for deposit insurance.  For purposes of calculating the prepaid amount, assessments are measured at the institution’s assessment rate as of September 30, 2009, with a uniform increase of 3 basis points effective January 1, 2011, and are based on the institution’s assessment base for the third quarter of 2009, with growth assumed quarterly at annual rate of 5%.  If events cause actual assessments during the prepayment period to vary from the prepaid amount, institutions will pay excess assessments in cash, or receive a rebate of prepaid amounts not exhausted after collection of assessments due on June 13, 2013, as applicable.  Collection of the prepayment does not preclude the FDIC from changing assessment rates or revising the risk-based assessment system in the future.

In April 2010, the FDIC issued a proposed rule modifying the way assessments are determined.  Under the proposed rule, for most institutions, initial base assessment rates would be 10 to 14 basis points for Risk Category I, 22 basis points for Risk Category II, 34 basis points for Risk Category III, and 50 basis points for Risk Category IV.  After adjustments based on unsecured long-term debt, secured liabilities and brokered deposits for all Risk Categories, the total base assessment rates would be 5 to 21 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 29 to 61 basis points for Risk Category III, and 45 to 85 basis points for Risk Category IV.  However, for large institutions (those with $10 billion or more of total assets for four consecutive quarters), the Risk Categories would not apply and new scorecard methods would be employed.  Rates for all institutions would increase by 3 basis points effective January 1, 2011.

In October 2008, the FDIC introduced the Temporary Liquidity Guarantee Program (the “TLGP”), a program designed to improve the functioning of the credit markets and to strengthen capital in the financial system during this period of economic distress.  The TLGP has two components: 1) a debt guarantee program, guaranteeing certain newly issued senior unsecured debt, and 2) a transaction account guarantee program, providing a full guarantee of non-interest bearing deposit transaction accounts, Negotiable Order of Withdrawal (or “NOW”) accounts paying a minimal or no annual interest, and Interest on Lawyers Trust Accounts, regardless of the amount.  ViewPoint Bank has not issued any debt under this program and its ability to do so expired on April 30, 2010.  ViewPoint Bank is presently participating in the transaction account guarantee program, which has been extended through the period ending December 31, 2010.  If by October 29, 2010, the FDIC finds that a further extension is warranted, the transaction account guarantee program will remain in effect through December 31, 2011.  The annualized program fees are 15 basis points on transaction account balances over $250,000 for institutions assigned to Risk Category I for deposit insurance purposes (or 20 basis points for those in Risk Category II and 25 basis points for those in Risk Categories III and IV).

Transactions with Affiliates

Transactions between ViewPoint Bank and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates, and certain of these transactions, such as loans to an affiliate, are restricted to a percentage of ViewPoint Bank’s capital, and may require eligible collateral in specified amounts.  In addition, ViewPoint Bank may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates.  New ViewPoint Financial Group and will be an affiliate of ViewPoint Bank.

New ViewPoint Financial Group

As a savings and loan holding company, New ViewPoint Financial Group will be subject to regulation, supervision and examination by the Office of Thrift  Supervision, and to semiannual assessments.  Applicable federal law and regulations limit the activities of New ViewPoint Financial Group and require the approval of the Office of Thrift  Supervision for any acquisition or divestiture of a subsidiary, including another financial institution or holding company thereof.

Capital Requirements for ViewPoint Bank

ViewPoint Bank is required to maintain specified levels of regulatory capital under regulations of the Office of Thrift Supervision.  It became subject to these capital requirements on January 1, 2006, when it became a federally chartered savings bank.  Office of Thrift Supervision regulations state that to be “adequately capitalized,” an institution must have a leverage ratio of at least 4.0%, a Tier 1 risk-based capital ratio of at least 4.0% and a total risk-based capital ratio of at least 8.0%.  To be “well capitalized,” an institution must have a leverage ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

The term “leverage ratio” means the ratio of Tier 1 capital to adjusted total assets.  The term “Tier 1 risk-based capital ratio” means the ratio of Tier 1 capital to risk-weighted assets.  The term “total risk-based capital ratio” means the ratio of total capital to risk-weighted assets.

The term “Tier 1 capital” generally consists of common shareholders’ equity and retained earnings and certain noncumulative perpetual preferred stock and related earnings, excluding most intangible assets.  At December 31, 2009, ViewPoint Bank had $923,000 of goodwill and other assets and $88,000 in disallowed servicing assets and deferred tax assets excluded from Tier 1 capital.

“Total capital” consists of the sum of an institution’s Tier 1 capital and the amount of its Tier 2 capital up to the amount of its Tier 1 capital.  Tier 2 capital consists generally of certain cumulative and other perpetual preferred stock, certain subordinated debt and other maturing capital instruments, the amount of the institution’s allowance for loan and lease losses up to 1.25% of risk-weighted assets and certain unrealized gains on equity securities.

Risk-weighted assets are determined under the Office of Thrift Supervision capital regulations, which assign to every asset, including certain off-balance sheet items, a risk weight ranging from 0% to 200% based on the inherent risk of the asset.  The Office of Thrift Supervision is authorized to require ViewPoint Bank to maintain an additional amount of total capital to account for concentrations of credit risk, levels of interest rate risk, equity investments in non-financial companies and the risks of non-traditional activities.  Institutions that are not well capitalized are subject to certain restrictions on brokered deposits and interest rates on deposits.

The Office of Thrift Supervision is authorized and, under certain circumstances, required to take certain actions against savings banks that fail to meet the minimum ratios for an “adequately capitalized institution.”  Any such institution must submit a capital restoration plan and, until such plan is approved by the Office of Thrift Supervision, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions.  The Office of Thrift Supervision is authorized to impose the additional restrictions on institutions that are less than adequately capitalized.

Office of Thrift Supervision regulations state that any institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3.0% or a total risk-based capital ratio of less than 6.0% is considered “significantly undercapitalized” and must be made subject to one or more additional specified actions and operating restrictions that may cover all aspects of its operations and may include a forced merger or acquisition of the institution.  An institution with tangible equity to total assets of less than 2.0% is “critically undercapitalized” and becomes subject to further mandatory restrictions on its operations.  The Office of Thrift Supervision generally is authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.  The imposition by the Office of Thrift Supervision of any of these measures on ViewPoint Bank may have a substantial adverse effect on its operations and profitability.  In general, the FDIC must be appointed receiver for a critically undercapitalized institution whose capital is not restored within the time provided.  When the FDIC as receiver liquidates an institution, the claims of depositors and the FDIC as their successor (for deposits covered by FDIC insurance) have priority over other unsecured claims against the institution.

At December 31, 2009, ViewPoint Bank was considered a “well-capitalized” institution under Office of Thrift Supervision regulations.  Regulatory capital is discussed further in Note 18 of the Notes to Consolidated Financial Statements contained herein.

Capital Requirements for New ViewPoint Financial Group

New ViewPoint Financial Group will not be subject to any capital requirements.  The Office of Thrift  Supervision, however, expects New ViewPoint Financial Group to support ViewPoint Bank, including providing additional capital to ViewPoint Bank when it does not meet its capital requirements.

Community Reinvestment and Consumer Protection Laws

In connection with its lending activities, ViewPoint Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population.  These include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and the Community Reinvestment Act (“CRA”).  In addition, federal banking regulators, pursuant to the Gramm-Leach-Bliley Act, have enacted regulations limiting the ability of banks and other financial institutions to disclose nonpublic consumer information to non-affiliated third parties.  The regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated parties.

The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods.  Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.”  ViewPoint Bank received an “outstanding” rating in its most recent CRA evaluation.

Bank Secrecy Act / Anti-Money Laundering Laws

ViewPoint Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001.  These laws and regulations require ViewPoint Bank to implement policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing and to verify the identity of their customers.  Violations of these requirements can result in substantial civil and criminal sanctions.  In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing mergers and acquisitions.

Limitations on Dividends and Other Capital Distributions

Office of Thrift Supervision regulations impose various restrictions on the ability of savings institutions, including ViewPoint Bank, to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.  ViewPoint Bank must file a notice or application with the Office of Thrift Supervision before making any capital distribution.  ViewPoint Bank generally may make capital distributions during any calendar year in an amount up to 100% of net income for the year-to-date plus retained net income for the two preceding years, so long as it is well-capitalized after the distribution.  If ViewPoint Bank, however, proposes to make a capital distribution when it does not meet its capital requirements (or will not following the proposed capital distribution) or that will exceed these net income-based limitations, it must obtain Office of Thrift  Supervision approval prior to making such distribution.  The Office of Thrift Supervision may always object to any distribution based on safety and soundness concerns.

Dividends from New ViewPoint Financial Group may depend, in part, upon its receipt of dividends from ViewPoint Bank.  No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.

Federal Securities Law

The stock of New ViewPoint Financial Group will be registered with the SEC under the Securities Exchange Act of 1934, as amended.  New ViewPoint Financial Group will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

New ViewPoint Financial Group stock held by persons who are affiliates of New ViewPoint Financial Group may not be resold without registration unless sold in accordance with certain resale restrictions.  Affiliates are generally considered to be officers, directors and principal shareholders.  If New ViewPoint Financial Group meets specified current public information requirements, each affiliate of New ViewPoint Financial Group will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

The SEC and the NASDAQ have adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that will apply to New ViewPoint Financial Group as a registered company under the Securities Exchange Act of 1934 and a NASDAQ-traded company.  The stated goals of these Sarbanes-Oxley requirements are to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.  The SEC and NASDAQ Sarbanes-Oxley-related regulations and policies include very specific additional disclosure requirements and new corporate governance rules.

FEDERAL AND STATE TAXATION

Federal Taxation

General.  New ViewPoint Financial Group and ViewPoint Bank will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below.  Neither ViewPoint Financial Group’s nor ViewPoint Bank’s federal income tax returns have ever been audited by the Internal Revenue Service.

Method of Accounting.  For federal income tax purposes, ViewPoint Bank currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31 for filing its federal income tax return.

Minimum Tax.  The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income.  The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of the regular tax.  Net operating losses can offset no more than 90% of alternative minimum taxable income.  Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.  ViewPoint Bank has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

Net Operating Loss Carryovers.  A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years.  This provision applies to losses incurred in taxable years beginning after August 6, 1997.  In 2009, Internal Revenue Code Section 172 (b) (1) was amended to allow businesses to carry back losses incurred in 2008 and 2009 for up to five years to offset 50% of the available income from the fifth year and 100% of the available income for the other four years.  This change in tax law will allow ViewPoint Financial Group to carry its 2009 tax net operating loss back to 2007 and 2008, which will fully utilize ViewPoint Financial Group’s net operating losses.

Corporate Dividends-Received Deduction.  New ViewPoint Financial Group intends to file a consolidated return with ViewPoint Bank; therefore, dividends it receives from ViewPoint Bank will not be included as income to New ViewPoint Financial Group.

State Taxation

We will be subject to the Texas Margins Tax.  The tax base is the taxable entity’s margin, which equals the lesser of three calculations:  total revenue minus cost of goods sold; total revenue minus compensation; or total revenue times 70%.  The calculation for 2009 was total revenue minus cost of goods sold.  For a financial institution, cost of goods sold equals interest expense.  The tax rate applied to the Texas portion of the tax base is 1%.

MANAGEMENT

New ViewPoint Financial Group

The Board of Directors of New ViewPoint Financial Group will consist of the seven individuals who currently serve as directors of ViewPoint Financial Group and ViewPoint MHC.  The Board of Directors of New ViewPoint Financial Group will be divided into three classes, as nearly equal as possible, with approximately one-third of the directors elected each year.  The directors will be elected by the shareholders of New ViewPoint Financial Group annually for three-year terms, and until their successors are elected and have qualified.  The executive officers of New ViewPoint Financial Group will be the same as those of ViewPoint Financial Group.

Director	Current Term to Expire
Class 1
James B. McCarley	2011
Karen H. O’Shea	2011
Class 2
Garold R. Base	2012
Anthony J. LeVecchio	2012
V. Keith Sockwell	2012
Class 3
Gary D. Basham	2013
Jack D. Ersman	2013

All of the directors of New ViewPoint Financial Group, with the exception of Garold R. Base, our President and Chief Executive Officer, are “independent directors,” as that term is defined by applicable listing standards of the Marketplace Rules of the NASDAQ Global Select Market and by the Securities and Exchange Commission.

ViewPoint Financial Group

ViewPoint Financial Group’s Board of Directors is currently composed of seven members, each of whom is also a director of ViewPoint MHC and ViewPoint Bank.  ViewPoint Bank’s Board of Directors is currently composed of eight members, the seven ViewPoint Financial Group directors and Brian McCall of Plano, Texas, who serves as the eighth director.  The following table provides the positions, ages (as of December 31, 2009), and terms of office as applicable of ViewPoint Financial Group’s directors and our named executive officers.

Name(1)	Age	Position(s) Held	Director Since(2)

DIRECTORS

Garold R. Base	62	Director, President and CEO	2006
Gary D. Basham	66	Vice Chairman of the Board	1988
Jack D. Ersman	67	Director	1989
Anthony J. LeVecchio	63	Director	2006
James B. McCarley	66	Chairman of the Board	1992
Karen H. O’Shea	59	Director	1998
V. Keith Sockwell	67	Director	1987

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Mark E. Hord	47	Executive Vice President, General Counsel and Corporate Secretary	N/A
Pathie E. McKee	44	Executive Vice President, Treasurer and CFO	N/A
James C. Parks	57	Executive Vice President, COO and CIO (ViewPoint Bank only)	N/A
Rick M. Robertson	57	Executive Vice President and Chief Banking Officer (ViewPoint Bank only)	N/A

(1)      The mailing address for each person listed is c/o ViewPoint Financial Group, 1309 W. 15th Street, Plano, Texas 75075.
(2)      Includes service as a director of ViewPoint Bank and its predecessor entity.

Business Background of Our Directors

Information regarding the background of our directors is set forth under “Proposal 2 - Election of Directors” on page 54 of this proxy statement/prospectus.

Business Background of Our Executive Officers Who Are Not Directors

The business experience for the past five years of each of our executive officers is set forth below.  Unless otherwise indicated, the executive officer has held his or her position for the past five years.

Mark E. Hord.  Mr. Hord has served as Executive Vice President, General Counsel and Secretary of ViewPoint Financial Group since its inception in 2006 and ViewPoint Bank (including its predecessor entity) since 1999.  He also serves as Secretary of ViewPoint Financial Group and ViewPoint Bank.  Mr. Hord’s responsibilities include, among others, legal and compliance, commercial real estate lending, real estate acquisitions, shareholder relations and retail investments.  He also serves on the Board of Directors of ViewPoint Bankers Mortgage, Inc., a wholly - owned subsidiary of ViewPoint Bank.

Pathie (Patti) E. McKee.  Ms. McKee has served as Executive Vice President, Chief Financial Officer and Treasurer of ViewPoint Financial Group since its inception in 2006 and ViewPoint Bank (including its predecessor entity) since 1997.  Ms. McKee oversees our finance, investment, risk management and marketing operations.  Since 1983, prior to being appointed Chief Financial Officer, Ms. McKee held various other positions with ViewPoint Bank (and its predecessor entity), including Director of Internal Audit, Controller and accountant.  Ms. McKee is a certified public accountant and holds a Master of Business Administration degree.

James C. Parks.  Mr. Parks joined ViewPoint Bank in May 2006 as its Executive Vice President, Chief Operations Officer and Chief Information Officer.  Prior to joining ViewPoint Bank, Mr. Parks served as Executive Vice President of Bank Operations for TexasBank, an independent regional bank in Fort Worth, Texas.  Mr. Parks’ responsibilities at ViewPoint Bank include information systems technologies, back office operations and overseeing the Purchase Program.  Mr. Parks has 30 years of experience in information systems and bank operations and previously served as President of Frost Financial Processors, a division of Frost National Bank – San Antonio, managing data processing and servicing for 25 independent community banks.

Rick M. Robertson.  Mr. Robertson joined ViewPoint Bank in February 2006 as its Executive Vice President and Chief Banking Officer.  Mr. Robertson’s responsibilities include retail, business and mortgage banking, credit administration and loan operations.  Since September 2007, Mr. Robertson has served as Chairman of ViewPoint Bankers Mortgage, Inc., a wholly - owned subsidiary of ViewPoint Bank.  Mr. Robertson has over 30 years of banking experience including over 20 years of serving in leadership roles.  Prior to joining ViewPoint Bank, Mr. Robertson worked for Key Bank where he served as the Michigan District President from February 2002 until February 2006.

Compensation Discussion and Analysis

We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, annual incentives, long-term incentives and broad-based benefits programs.  This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer and the other three most highly-compensated executive officers, who are collectively referred to as the named executive officers.

The Objectives of our Executive Compensation Program.  Our Compensation Committee is responsible for establishing and administering our policies governing the compensation for our named executive officers. The Compensation Committee is composed entirely of independent directors.

Our executive compensation programs are designed to achieve the following objectives:

●	Attract and retain talented and experienced executives in the highly competitive banking industry;

●	Motivate and reward executives whose knowledge, skills and performance are critical to our success;

●
Provide a competitive compensation package which is weighted towards pay for performance, and in which total compensation is determined by company, team and individual results and the creation of shareholder value;

●	Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success;

●	Foster a shared commitment among executives by coordinating their company, team and individual goals; and

●	Compensate our executives to manage our business to meet our long-range objectives.

Our Executive Compensation Programs. Overall, our executive compensation programs are designed to be consistent with the objectives and principles set forth above.  The basic elements of our executive compensation programs are summarized in the table below, followed by a more detailed discussion of each compensation program.

Element	Characteristics	Purpose
Base salary	Fixed annual cash compensation; all executives are eligible for periodic increases in base salary based on performance; targeted at market pay levels.	Keep our annual compensation competitive with the market for skills and experience necessary to meet the requirements of the executive’s role with us.
Executive Officer Incentive Plan	An annual cash incentive for executives based on ViewPoint Bank and individual performance.	Encourage achievement of goals related to profitability and growth and reward exceptional performance, both organizationally and individually.
Equity Incentive Plan	This plan is a long term incentive plan that consists of equity based awards, such as options and restricted stock. Awards are generally subject to forfeiture and limits on transfer until they vest.
This plan was designed to retain key employees, encourage directors and key employees to focus on long-range objectives and to further link the interests of directors and officers directly to the interests of the shareholders.

Retirement Benefits
Tax-deferred 401(k) plan in which all eligible employees can choose to defer compensation for retirement.  We provide a matching contribution for eligible employees and employees vest in these contributions with each year of service with full vesting after 6 years of service.

In the 4th quarter of 2006, an ESOP feature was added to the 401(k) plan to create a KSOP.   Shares of ViewPoint Financial Group stock are allocated to all eligible employees.  The ESOP has a 5 year vesting period.

The Deferred Compensation Plan is a nonqualified voluntary deferral program that allows executive officers to defer a portion of their annual cash compensation.

The Supplemental Executive Retirement Plan (SERP) is a nonqualified, contributory program.  The SERP applies only to the CEO, and allows him to defer all or part of his cash compensation.  ViewPoint Bank also makes a contribution equal to 7% of the CEO’s annual base salary and incentive award.

Retired employees are eligible to receive a contribution toward the cost of medical benefits.  Upon retirement, ViewPoint Bank will provide $175 per month toward the eligible participant’s group coverage.  Eligibility is determined by age and length of service, and ends when the participant becomes eligible for Medicare.

Provide employees the opportunity to save for their retirement.  Account balances are affected by contributions. The 401(k) Plan is described in more detail under “– Description of Our Material Compensation Plans and Arrangements” below.

To reward employees for the success of ViewPoint Financial Group and to create ownership among the employee population, aiding in recruitment and retention of employees.  The ESOP is described in more detail under “– Description of Our Material Compensation Plans and Arrangements” below.

Provides a tax-deferred retirement savings alternative.  The Deferred Compensation Plan is described in more detail under “– Description of Our Material Compensation Plans and Arrangements” below.

The SERP supplements the CEO’s retirement benefits.  The SERP is described in more detail under “– Description of Our Material Compensation Plans and Arrangements” below.

Provide a benefit to the retired employee to meet the health and welfare needs of the employee.

Element	Characteristics	Purpose
Health & Welfare Benefits
Fixed component.  The same/comparable health and welfare benefits (medical, dental, vision, disability insurance and life insurance) are available for all full-time employees.

Continuation of health and welfare benefits may occur as part of severance upon termination of employment under certain circumstances.
Provides benefits to meet the health and welfare needs of employees and their families.
Additional Benefits & Perquisites	CEO only.	Provides for benefit allowance, automobile, home security and spouse travel.
Employment and Severance Agreements; Termination Benefits
We have an employment agreement with the CEO and severance agreements with our other named executive officers.  The employment agreement and severance agreements provide for payments in the event of an involuntary termination of the officer.

These arrangements are designed to retain executives and provide continuity of management.  The employment agreement and severance agreements are described in detail under “– Description of Our Material Compensation Plans and Arrangements” below.

We consider market pay practices and practices of peer companies in determining the amounts to be paid.   Compensation opportunities for our executive officers, including our named executive officers, are designed to be competitive with peer companies.

Determination of Appropriate Pay Levels

Pay Philosophy and Competitive Standing.  To attract and retain executives with the ability and the experience necessary to lead us and deliver strong performance to ViewPoint Bank, we strive to provide a total compensation package that is competitive with total compensation provided by industry peer groups.

Our compensation package consists of three main components: base salary, annual incentive pay and long-term incentives.  We target base salaries to be at or above the 50th percentile of our peer group for each position, adjusted for marketplace demands, needs of our organization, an individual’s experience and overall relationship to competitive market data surveys.  The annual incentive pay is a cash award, based on our performance compared to company, team and individual goals.  The long-term incentives, which were instituted in 2007, are equity based and designed to retain key employees, to encourage directors and key employees to focus on long-range objectives and to further link the interests of directors and officers directly to the interests of shareholders.

The 2009 compensation package was determined by the Compensation Committee using published survey data, including consulting from Cardwell Consulting, Inc., an executive compensation firm for financial institutions.  The published data used was the Watson Wyatt Data Services 2008/2009 Financial Services – Survey Report on Executive and General Industry Personnel Compensation.  The data in this survey is based on the responses of 111 organizations encompassing 292 locations and 12,430 incumbents.  The compensation data is organized by industry, asset size and positions.  The committee chose companies with assets from $2.0 billion to $9.9 billion.  The committee targeted annual base salaries to the median of the salary range with adjustments for performance, experience and the needs of our organization.

To determine the 2010 total compensation package, the Compensation Committee used our 2008 peer group analysis information which was reviewed and updated, with the assistance of Cardwell Consulting, using the following six criteria:  (1) thrifts, regional banks or bank holding companies, (2) similar in size to ViewPoint Bank ($1.5 billion to $5.0 billion total assets; approximately $2.3 billion median total assets), (3) upper quartile financial performance, (4) well-capitalized, (5) complete total direct compensation programs for executives, and (6) representative of all major regions across the United States, with an emphasis on organizations headquartered in the central and western United States.  Based on this review four institutions, Anchor Bancorp, Cadence Financial Corporation, Fidelity Southern Corporation and Superior Bancorp, were eliminated based on financial performance.  Three institutions, Beneficial Mutual Bancorp, Kearny Financial Corporation and Suffolk Bancorp, were added to complete the peer group, all of which are thrift institutions.  The selected peer group information was supplemented with published survey information using the 2009/2010 Watson Wyatt Financial Institutions Survey.  The peer company information used for the 2010 compensation package is shown below, as of September 30, 2009.

Company Name	Assets ($M)	Market Cap ($M)	Revenue ($M)
Bank Mutual Corporation	3,561	412	39
Beneficial Mutual Bancorp, Inc. (MHC)	4,445	747	23
Camden National Corporation	2,273	253	14
Cascade Financial Corporation	1,647	21	27
Enterprise Financial Services Corp.	2,519	119	11
ESB Financial Corporation	1,979	161	0
First Community Bancshares, Inc.	2,298	223	23
First Defiance Financial Corp.	2,019	121	122
IBERIABANK Corporation	6,467	940	14
Kearny Financial Corp. (MHC)	2,165	721	27
Lakeland Financial Corporation	2,470	255	17
MetroCorp Bancshares, Inc.	1,630	39	23
S.Y. Bancorp, Inc.	1,764	314	35
Southside Bancshares, Inc.	2,942	336	57
Sterling Bancshares, Inc.	4,860	598	21
Suffolk Bancorp	1,672	284	59
Texas Capital Bancshares, Inc.	5,318	603	17
United Western Bancorp, Inc.	2,628	109	24
Univest Corporation of Pennsylvania	2,118	356	25
Virginia Commerce Bancorp, Inc.	2,734	107	25

High	6,467	940	122
Low	1,630	21	0
Average	3,023	333	30

ViewPoint Bank (MHC)	2,350	350	23

We believe our executive compensation packages are reasonable when considering our business strategy, our compensation philosophy and the competitive market pay data.

Base Salary.  Our base salary levels reflect a combination of factors, including competitive pay levels relative to peer groups discussed above, the published survey data, the executive’s experience and tenure, our overall annual budget, the executive’s individual performance and level of responsibility.  We review salary levels annually to recognize these factors.

As noted above, our compensation philosophy targets base salaries that are consistent with the market for comparable positions.  The base salaries of our named executive officers compared to competitive benchmarking at the median of the peer data reflect our philosophy.  Base pay increases granted to Mr. Base, Ms. McKee, Mr. Robertson, Mr. Hord, and Mr. Parks in 2009 ranged from 2.5% to 4%.  Base salaries for 2009 were as follows:  Mr. Base - $490,360; Ms. McKee - $216,320; Mr. Robertson - $223,860; Mr. Hord - $217,625; and Mr. Parks - $227,136.  Base salaries for the named executive officers did not increase in 2010 because salaries are at or above the 50 percentile and remained competitive in our marketplace.

Annual Cash Incentive Plan.  In addition to base salaries, we provide the opportunity for our named executive officers and other executives to earn an annual cash incentive award.  Our Incentive Plan consists of annual awards that recognizes performance, both organizationally and individually, and encourages achievement of goals related to profitability and growth.  The awards are subject to adjustment by the Compensation Committee for special circumstances, as determined at the discretion of the Compensation Committee.  The named executive officers had the ability to earn bonuses for 2009, as a percentage of base salary, upon achieving the threshold, target or maximum performance goals as set by the Compensation Committee, as follows:  Mr. Base – 25%, 50% and 100%, respectively; other named executive officers – 15%, 30% and 60%, respectively.

In general, ViewPoint Financial Group performance levels for the plan are based upon the coming year’s forecast of business activity, interest rates, pricing assumptions, operating assumptions and forecasted net income.  These annual awards have performance measurements that allow the executives to focus on set company wide goals and align the executive’s compensation with key objectives of ViewPoint Financial Group and its shareholders.

The 2009 annual incentive was comprised of two parts, a corporate portion which is 75% of the total payout, and an individual portion which is 25% of the total payout.  For 2009, the following metrics determined 75% of the corporate portion of each participant’s award:

Metric	Weighting	Budgeted Performance Goal

Return on average equity	15%	4.71%
Efficiency ratio	15%	77.53%
Loan growth	10%	4.83%
Deposit growth
Savings and Transaction	10%	4.24%
Time	5%	1.76%
Earnings per share	20%	$0.33

The performance goal for each of the corporate metrics set forth above was based on Board approved financial and operating budgets, with a threshold and maximum performance goal set at 85% and 150%, respectively, of the Board budgeted performance goal, and with the target performance goal being between the threshold and maximum performance goals.

The remaining 25% of the corporate portion of each participant’s award was tailored to the participant’s particular areas of responsibility, with an equal weighting applied to each goal applicable to the participant, as follows:

●	Gary Base, our President and Chief Executive Officer: asset quality, ViewPoint Bank net income, Office of Thrift Supervision overall exam rating and regulatory reporting compliance;

●	Patti McKee, Chief Financial Officer: ViewPoint Bank net income, Office of Thrift Supervision overall exam rating, regulatory reporting compliance and investment yield;

●	Mark Hord, Executive Vice President and General Counsel: asset quality, ViewPoint Bank net income, Office of Thrift Supervision overall exam rating and commercial real estate production;

●
James Parks, Executive Vice President, Chief Operating Officer and Chief Information Officer (ViewPoint Bank): ViewPoint Bank net income, Office of Thrift Supervision overall exam rating, non-interest income and number of bank locations opened;

●
Rick Robertson, Executive Vice President and Chief Banking Officer: asset quality, ViewPoint Bank net income, checking account deposit balances, business loan production and mortgage banking subsidiary loan production.

The performance goals for the individual corporate metrics for 2009 were also based on Board approved financial and operating budgets, as well as other established operating assumptions, with the target performance goals begin between the threshold and maximum performance goals.  The threshold and maximum performance goals related to checking account deposit balances, business loan production and mortgage banking subsidiary loan production were set at 85% and 150%, respectively of the Board budgeted goals.  In the case of net income, the threshold and maximum performance goals were set at 95% and 115% of budgeted net income, respectively.  The threshold and maximum performance goals for asset quality (delinquent loans to total loans) were set at .85% and .55%, respectively.  The targeted goals for Office of Thrift Supervision overall exam rating and regulatory compliance were based on variances from Board expected results.

The individual portion of the participants’ incentive award, that comprised 25% of the overall annual cash incentive plan award, was determined based on the Compensation Committee’s subjective analysis of the participants’ performance in the following areas (with an equal weighting applied to each goal applicable to the participant):

●	Leadership
●	Implementation
●	Management
●	Organization
●	Relationships
●	Board interaction (Mr. Base only)

The 2009 annual cash incentives were paid in January 2010.  As a percent of base salary the amounts paid were 23% for Mr. Base and 17 % to 20% for the other named executives.  For the amounts paid under the annual cash incentive plan, please refer to the Summary Compensation Table.  The Grants of Plan-Based Awards Table includes the possible payouts under the threshold level, the target level, or the maximum level.

For 2010, the Annual Incentive Plan will include the same metrics as in 2009 with 75% of each participant’s 2010 award, if any, weighted to the achievement of our corporate goals and the balance weighted to an individual performance assessment.  For 2010, the five corporate goals stated above will determine 75% of the 75% of the participant’s corporate goal portion.  The remaining 25% of each participant’s corporate goal-based award are tailored to the participants’ particular areas of responsibility.  The individual portion of the participants’ incentive award, that comprise 25% of each participant’s award remain based on the participants’ performance on the areas listed above.

Awards for 2010 will be awarded by the Compensation Committee, subject to approval by the full Board of Directors in early 2011, with the amounts determined by multiplying the participant’s base salary by his or her payout percentage.  The payout percentages for 2010 for the named executive officers at the threshold, target and maximum levels of performance are as follows:  Mr. Base: 25%, 50%, and 100%, respectively; and all the other named executive officers: 15%, 30%, and 60%, respectively.  The threshold performance levels for the 2010 financial goals generally are based on ViewPoint Financial Group’s previously established 2010 financial and operating budgets.

Equity Incentive Plan.  In May 2007, shareholders approved the ViewPoint Financial Group 2007 Equity Incentive Plan.  The purpose of this plan is to promote the long-term success of ViewPoint Financial Group and increase shareholder value by attracting and retaining key employees and directors, encouraging directors and key employees, and linking the interests of directors, officers and employees to the interests of the shareholders.  The plan allows ViewPoint Financial Group to grant or award stock options, stock appreciation rights, restricted stock and restricted stock units to directors, advisory directors, officers and other employees of ViewPoint Financial Group or ViewPoint Bank.

During 2007, directors and the named executive officers were awarded restricted shares of ViewPoint Financial Group common stock.  The number of shares awarded was based on the recommendation of our compensation consultant, Longnecker and Associates, and a review of industry practices.  The awards were consistent with Office of Thrift Supervision and plan restrictions.  The restricted shares were granted to the directors and named executive officers in 2007 without payment, and are subject to forfeiture and limits on transfer until the shares vest.  The restricted shares vest at a rate of 20% per year.  The first installment vested on May 22, 2008.  Unvested restricted shares are forfeited upon termination of service by the director or named executive officer, except in the event of death, disability, or a change of control of ViewPoint Financial Group.  In the event of death or disability, the vesting of the restricted shares is accelerated to the date of the director’s or officer’s termination of service with ViewPoint Financial Group.  In the event of a change of control of ViewPoint Financial Group, all unvested restricted shares vest upon the earliest date of the change of control.

The restricted shares are transferable only by will or the laws of descent and distribution.  The directors and named executive officers have the right to receive any dividends declared and paid on the restricted shares and are entitled to vote the shares during the restricted period.

Impact of Accounting and Tax Treatments of Compensation.  The accounting and tax treatment of compensation generally has not been a factor in determining the amounts of compensation for our executive officers.  However, the Compensation Committee and management have considered the accounting and tax impact of various program designs to balance the potential cost to ViewPoint Financial Group with the benefit to the executive.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for annual non-performance based compensation over $1.0 million paid to their named executive officers.  To maintain flexibility in compensating our executive officers in a manner designed to promote varying corporate goals, it is not a policy of the committee that all executive compensation must be tax-deductible.  In 2009, all compensation was deductible.  The 2007 Equity Incentive Plan approved by shareholders permits the award of stock options, stock appreciation rights and other equity awards that are fully deductible under Code Section 162(m).

With the adoption of ASC 718, we do not expect accounting treatment of differing forms of equity awards to vary significantly and, therefore, accounting treatment is not expected to have a material effect on the selection of forms of equity compensation in the future.

Process Used in Determining Compensation.  The Compensation Committee approves the annual compensation package of our CEO and other named executive officers.  The Compensation Committee annually analyzes our CEO’s performance and determines his base salary and bonus award payout based on its assessment of his performance.  Annual performance reviews and any other information that the Compensation Committee may deem relevant are considered by the Compensation Committee when making decisions on setting base salaries and award plan targets and payments for our named executive officers.  When making decisions on setting base salary and award plan targets and payments for new named executive officers, the Compensation Committee considers the importance of the position to us, the past salary history of the executive officer and future contributions to be made by the executive officer.  The Compensation Committee modifies (as appropriate) and approves recommendations of the executive compensation consultants, who are selected by the committee.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the compensation discussion and analysis disclosure contained in this proxy statement/prospectus with management.  Based on the Compensation Committee’s review of and discussion with management with respect to the compensation discussion and analysis disclosure, the Compensation Committee has recommended to the Board of Directors that the compensation discussion and analysis disclosure be included in this proxy statement/prospectus and in ViewPoint Financial Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

The foregoing report is provided by the Compensation Committee of the Board of Directors:

Gary D. Basham
Jack D. Ersman
Anthony J. LeVecchio
James B. McCarley
Karen H. O’Shea (Co-Chair)
V. Keith Sockwell (Co-Chair)

Executive Compensation

Summary Compensation Table.  The following table sets forth information concerning the annual compensation for services provided to us by our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers during the fiscal years ended December 31, 2009, 2008 and 2007.  We refer to the officers listed in the table below as the “named executive officers.”

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Garold R. Base President and CEO	2009	490,360	---	112,890	134,304	(3)	737,554
	2008	478,400	---	245,180	148,408		871,988
	2007	460,000	2,572,114	116,653	124,465		3,273,232
Pathie E. McKee Executive Vice President and CFO	2009	216,320	---	37,721	36,974	(3)	291,015
	2008	208,000	---	69,732	47,224		324,956
	2007	200,000	834,770	24,268	38,823		1,097,861
Mark E. Hord Executive Vice President and General Counsel	2009	217,625	---	36,520	37,383	(3)	291,528
	2008	212,318	---	85,989	48,186		346,493
	2007	204,152	834,770	22,560	38,843		1,100,325
James C. Parks Executive Vice President, COO and CIO of ViewPoint Bank	2009	227,136	---	41,310	38,499	(3)	306,945
	2008	218,400	---	79,607	47,713		345,720
	2007	210,000	834,770	25,482	20,943		1,091,195
Rick M. Robertson Executive Vice President and Chief Banking Officer of ViewPoint Bank	2009	223,860	---	44,492	38,319	(3)	306,671
	2008	218,400	---	73,710	49,140		341,250
	2007	210,000	834,770	22,638	28,577		1,095,985

(1)
The executives were granted restricted stock on May 22, 2007.  The market price of the restricted stock on grant date was $18.47.  Restricted shares awarded were 139,259 shares for Mr. Base and 45,196 shares of ViewPoint Bank Financial Group common stock for each of the other named executive officers listed in the table.  The closing market price of ViewPoint Bank financial Group common stock as of December 21, 2009 was $14.41.  For each of the named executive officers the stock awards and total compensation amounts for 2007 have been restated to comply with the Proxy Disclosure Enhancements as adopted by the SEC with an effective date of February 28, 2010, and now reflect the fair value of the stock awards in accordance with FASB ASC Topic 718.

(2)	Represents incentive award amounts awarded for performance under the Annual Incentive Plan. The awards were approved by the Compensation Committee and were paid following the end of the fiscal year.

(3)	The amounts reported for 2009 consist of the following:

	Garold R. Base	Pathie E. McKee	Mark E. Hord	James C. Parks	Rick M. Robertson
Benefit Type
401(k) Matching	$12,250	$11,403	$11,539	$11,981	$11,880
SERP Contribution	51,488	---	---	---	---
ESOP Allocation	19,305	17,975	18,195	18,631	18,552
Excess Life Insurance Premiums	2,168	---	---	---	---
Dividends paid on restricted stock	22,838	7,412	7,412	7,412	7,412
Bank Owned Life Insurance(a)	1,325	184	237	475	475
Perquisites and Other Personal Benefits:
Benefit Allowance(b)	20,000	---	---	---	---
Other(c)	4,930	---	---	---	---
Total	$134,304	$36,974	$37,383	$38,499	$38,319

(a)
In September 2007, we purchased Bank Owned Life Insurance (BOLI).  Amounts represent insurance premiums paid on the death benefit portion of the BOLI.  Under the terms of the BOLI, each insured employee was provided the opportunity to designate a beneficiary to receive a death benefit equal to 2 times the insured employee’s base salary on the date of purchase if the insured dies while employed at ViewPoint Bank.

(b)	Under the terms of Mr. Base’s employment agreement, he receives an annual allowance to be used for automobile expenses, professional fees and dues, and as he may otherwise determine.
(c)   This amount includes monthly home security services, accrued vacation payable and spouse travel.

Grants of Plan-Based Awards.  The following table provides information concerning annual Cash Incentive Plan awards made to the named executive officers in 2009.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)
Name	Plan Name	Threshold ($)	Target ($)	Maximum ($)
Garold R. Base	Annual Cash Incentive Plan	122,590	245,180	490,360
Pathie E. McKee	Annual Cash Incentive Plan	32,448	64,896	129,792
Mark E. Hord	Annual Cash Incentive Plan	32,644	65,287	130,575
James C. Parks	Annual Cash Incentive Plan	34,070	68,141	136,282
Rick M. Robertson	Annual Cash Incentive Plan	33,579	67,158	134,316

(1)
For each named executive officer, represents the threshold, target and maximum amounts that were potentially payable for the year ended December 31, 2009 under the Annual Incentive Plan if all performance criteria met the required level.  If some, but not all performance criteria met or exceeded the threshold level a pro rata portion of the incentive award could still be earned.  The actual amounts earned under these awards for fiscal 2009 are reflected in the Summary Compensation Table above under the “Non-Equity Incentive Plan compensation” column.  For additional information regarding the Annual Incentive Plan, see “- Compensation Discussion and Analysis -- Annual Cash Incentive Plan.”

The material terms of the Annual Cash Incentive Plan are discussed above under “- Compensation Discussion and Analysis.”  The material terms of Mr. Base’s employment agreement, the change in control agreements with the other named executive officers, and our other material compensation plans and arrangements are discussed in detail under “- Description of Our Material Compensation Plans and Arrangements” below.

Outstanding Equity Awards at Fiscal Year-End.  The following table provides information concerning outstanding restricted stock awards held by named executive officers as of December 31, 2009.  No other equity awards were held by the named executive officers at December 31, 2009.

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Garold R. Base	83,555	1,204,028
Pathie E. McKee	27,117	390,756
Mark E. Hord	27,117	390,756
James C. Parks	27,117	390,756
Rick M. Robertson	27,117	390,756

(1)	The remaining shares vest equally on May 22 over the next three years.
(2)	The market value of the shares of restricted stock is based on the closing price of $14.41 per share of ViewPoint Financial Group common stock on December 31, 2009.

Option Exercises and Stock Vested.  The following table provides information concerning the restricted stock awards that vested during 2009 with respect to the named executive officers.  There were no options outstanding to named executive officers during 2009.

Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Garold R. Base	27,852	392,992
Pathie E. McKee	9,039	127,540
Mark E. Hord	9,039	127,540
James C. Parks	9,039	127,540
Rick M. Robertson	9,039	127,540

(1)	The value of the vested shares of restricted stock is based on the closing price of $14.11 per share of ViewPoint Financial Group common stock on May 22, 2009, the date the shares vested.

Non-qualified Deferred Compensation.  The following table sets forth information about the non-qualified deferred compensation activity for the named executive officers during 2009.

Name	Plan	Executive Contributions in Last FY ($)	Company’s Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Garold R. Base	Supplemental Executive Retirement Plan	---	51,488	14,139	---	1,080,720
	Deferred Compensation Plan	---	---	27,176	---	407,277
Pathie E. McKee	Deferred Compensation Plan	23,613	---	6,255	---	38,743

(1)	These amounts are included in the Summary Compensation Table above in the “All Other Compensation” column.
(2)	Earnings in this column are not included in the Summary Compensation Table above because they were not preferential or above market.
(3)	The aggregate amount previously reported as compensation to Mr. Base in the Summary Compensation Table for previous years is $91,826.

See the discussion under “- Description of Our Material Compensation Plans and Arrangements --Supplemental Executive Retirement Plan” and “-- Deferred Compensation Plan” for additional information regarding our non-qualified deferred compensation arrangements.

Potential Post-Termination Payments and Benefits. The following table summarizes the value of the termination payments and benefits that Mr. Base would have received if his employment had been terminated by the Board of Directors on December 31, 2009 under the circumstances shown.  The Board of Directors can terminate Mr. Base’s employment at any time.  Under Mr. Base’s employment contracts, his employment shall be deemed to have been terminated if he resigns following (i) relocation of his principal workplace outside a radius of 50 miles from ViewPoint Bank’s main office; (ii) a reduction in his responsibilities and authorities; (iii) a demotion from the position of President and Chief Executive Officer; or (iv) a material reduction in his compensation and benefits except as part of an overall program applied to all members of ViewPoint Bank’s senior management.

The table excludes (i) amounts accrued through December 31, 2009 that would be paid in the normal course of continued employment, such as accrued but unpaid salary and non-equity incentive plan award amounts, (ii) contracts, agreements, plans and arrangements that do not discriminate in scope, terms or operation, in favor of our executive officers, and that are available generally to all salaried employees, such as vested account balances under our 401(k) and employee stock ownership plan, and certain health and welfare benefits, and (iii) vested account balances under our nonqualified deferred compensation plans, as explained under “- Description of our Material Compensation Plans and Arrangements -- Deferred Compensation Plan.”

Garold R. Base

Benefit	Retirement ($)	Death ($)		Disability ($)		Involuntary or Good Reason termination (not in connection with change in control) ($)		Involuntary or Good Reason termination (in connection with change in control) ($)
Employment Contract: (1)
Base Salary	---	---		---		980,720		980,720
Benefit Allowance (2)	---	---		---		40,000		40,000
Continued Employer Contributions under Defined Contribution Plans (3)	---	---		---		93,150		93,150
Additional Life Insurance	---	---	(4)	---	(5)	6,503	(4)	6,503	(4)
Accrued Vacation Pay(6)	169,470	169,470		169,470		169,470		169,470
Supplemental Executive Retirement Plan (7)	---	172,915		172,915		172,915		172,915
Restricted stock award (8)	---	1,204,028		1,204,028		---		1,204,028

(1)
Reflects the amounts payable to or on behalf of Mr. Base over the liquidated damages period (except for the accrued vacation pay) contained in his employment agreement, which would have been two years for involuntary or good reason termination and three years for involuntary or good reason termination in connection with change in control at December 31, 2009.  These amounts are subject to offset for income earned from providing services to another company during the period.  All benefits would terminate upon Mr. Base’s death.  All payments are subject to Mr. Base’s execution of a general release of claims against ViewPoint Financial Group and ViewPoint Bank and compliance with a non-compete agreement for a period of 18 months from the termination of his employment agreement.

(2)	Reflects Mr. Base’s allowance to cover expenses related to his automobile, professional fees and dues, and such other expenses as he may determine.
(3)
Reflects the matching contribution under ViewPoint Bank’s 401(k) plan ($12,250 annually) and Mr. Base’s Supplemental Executive Retirement Agreement ($34,325 annually, 7% of salary).  Contributions shall be paid to Mr. Base as if he had continued in service during the liquidated damages period at his existing annual base salary and he made the maximum amount of employee contributions, if any, required or permitted under such plans.

(4)
ViewPoint Bank provides and pays the premiums for a term life insurance policy in the amount of $750,000 for Mr. Base.  In the event of Mr. Base’s death, his designated beneficiaries would be entitled to the insurance proceeds.

(5)
If Mr. Base becomes permanently disabled as defined in our disability plan (which is available to all employees of ViewPoint Bank on a non-discriminatory basis), he shall be entitled to receive the benefits available under that plan.

(6)
Mr. Base has accrued 90 days of unused vacation that will be paid to him upon his termination of employment with us for any reason.  The amount is calculated using Mr. Base’s base salary at the date of his termination.  The amount Mr. Base is eligible to receive is capped at 90 days.

(7)	Reflects the unvested portion of ViewPoint Financial Group’s matching contribution under the plan. For a more detailed discussion of this plan see “Supplemental Executive Retirement Plan.”
(8)	Represents the value of the executive’s restricted shares of ViewPoint Financial Group common stock based on a closing price of $14.41 per share on December 31, 2009.

The following table summarizes the value of the termination payments and benefits that the named executive officers, other than Mr. Base, would have received if their employment had been terminated on December 31, 2009, under the circumstances shown.

Benefit	Retirement ($)	Death ($)	Disability ($)	Involuntary or Good Reason termination (not in connection with change in control) ($)	Involuntary or Good Reason termination (in connection with change in control) ($)
Pathie E. McKee
Salary Continuance (1)	---	---	---	---	324,480
Restricted stock award (2)	---	390,756	390,756	---	390,756
Mark E. Hord
Salary Continuance(1)	---	---	---	---	326,437
Restricted stock award (2)	---	390,756	390,756	---	390,756
James C. Parks
Salary Continuance(1)	---	---	---	---	340,704
Restricted stock award (2)	---	390,756	390,756	---	390,756
Rick M. Robertson
Salary Continuance(1)	---	---	---	---	335,790
Restricted stock award (2)	---	390,756	390,756	---	390,756

(1)
The salary continuance payments represent 18 months of the employee’s current salary if the employee suffers an involuntary termination of employment in connection with or within 12 months after a change in control.  These agreements terminated as of December 31, 2009 and were replaced with severance agreements, as discussed in more detail under the caption “Description of Our Material Compensation Plans and Arrangements -Salary Continuance Agreements with Named Executive Officers” below.

(2)	Represents the value of the executive’s restricted shares of ViewPoint Financial Group common stock based on a closing price of $14.41 per share on December 31, 2009.

Description of Our Material Compensation Plans and Arrangements

General.  We currently provide health and welfare benefits to our employees, including hospitalization, comprehensive medical insurance, and life and long-term disability insurance, subject to certain deductibles and co-payments by employees.  We also provide certain retirement benefits.  See Notes 13 and 14 of the Notes to Consolidated Financial Statements contained elsewhere in this proxy statement/prospectus.

Employment Agreements with Garold R. Base. ViewPoint Bank and ViewPoint Financial Group each have an employment agreement with Mr. Base.  These agreements had an original three-year term, with annual one-year extensions subject to approval by the Board of Directors.  The current term of the agreement extends to December 31, 2011.  There is no duplication of salary or benefits by ViewPoint Bank and ViewPoint Financial Group.  The amount of annual base salary is to be reviewed by the Board of Directors each year.  Mr. Base is also entitled under the employment agreements to: an annual incentive award determined under the Annual Incentive Plan; participation in any stock-based compensation plans; a term life insurance policy in an amount of $750,000; an executive benefits allowance of $20,000 per year and related fees and expenses approved by the Board of Directors; a security system for his home and monthly service for the system; an annual medical examination; a supplemental executive retirement plan approved by the Board of Directors; and participation in any other retirement plans, group insurance and other benefits provided to full-time ViewPoint Bank employees generally and in which executive officers participate.  Mr. Base also is entitled to expense reimbursement, professional and educational dues, expenses for programs related to ViewPoint Bank operations, including travel costs for himself and for his spouse if she accompanies him, and, at the time his employment terminates for any reason, payment at the current rate of base salary for 90 days accrued vacation.

Under the employment agreements, if Mr. Base’s employment is terminated for any reason other than cause, death, retirement, or disability, or if he resigns following certain events such as relocation or demotion, he will be entitled to liquidated damages during the term of the agreement then remaining.  The liquidated damages consist of continued payments of base salary, continued insurance coverage, continued eligibility under benefit programs for former officers and employees, and payments equal to amounts that the employer would have contributed under qualified and non-qualified retirement plans if he had been employed during the remainder of the term of the agreement.  The liquidated damages would be subject to mitigation.

The employment agreements include an agreement not to compete with ViewPoint Bank and ViewPoint Financial Group with regard to the delivery of financial services for a period of 18 months following termination of employment.  The value of compensation and benefits payable under the agreements is capped so as to prevent imposition of the golden parachute sanctions under Sections 280G and 4999 of the Internal Revenue Code.

Salary Continuance Agreements with Named Executive Officers.  At December 31, 2008, Ms. McKee, Mr. Hord, Mr. Parks and Mr. Robertson had each entered into a change in control agreement with ViewPoint Bank.  The change in control agreements for these officers provide that ViewPoint Bank will pay to the officer an amount equal to 18 months of the employee’s current salary if the employee suffers involuntary termination of employment in connection with or within 12 months after a change in control.  These agreements terminated on December 31, 2009.

On February 26, 2010, ViewPoint Bank entered into severance agreements with Ms. McKee and Messrs. Hord, Parks and Robertson.  The agreements are for a one year term.  On the first anniversary of the effective date, and on each anniversary thereafter, the term of the agreement will be extended for a period of one year, provided that within the 90-day period prior to such anniversary, the Compensation Committee of the Board explicitly reviews and approves the extension.  Under the terms of these severance agreements, for a period of one year following the executives involuntary termination of employment ViewPoint Bank will (i) continue to pay the executive’s base salary, as in effect on the termination date and (ii) provide to the executive, at ViewPoint Bank’s expense, the hospitalization, medical, dental, prescription drug and other health benefits required to be provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time.  The executive also shall be provided with reasonable outplacement services following an involuntary termination.

An involuntary termination means the termination of the executive’s employment (i) by ViewPoint Bank, without the executive’s express written consent; or (ii) by the executive by reason of a material diminution of or interference with the executive’s duties, responsibilities or benefits, including any of the following actions unless consented to in writing by the executive:  (1) a requirement that the executive be based at any place other than Plano, Texas, or within a radius of 35 miles from the location of ViewPoint Bank’s administrative offices; (2) a material demotion; (3) a material reduction in the number or seniority of personnel reporting to the executive other than as part of a Bank-wide reduction in staff; and (4) a reduction in the executive’s salary, other than as part of an overall program applied uniformly and with equitable effect to all members of the senior management of ViewPoint Bank.  Involuntary termination does not include termination for cause, retirement, death, disability, or suspension or temporary or permanent prohibition from participation in the conduct of ViewPoint Bank’s affairs under Section 8 of the Federal Deposit Insurance Act.

The severance payments are subject to the executive executing a general release.  Amounts received by an executive with respect to services performed by the executive for others during the one year period following termination shall reduce the amounts payable by the ViewPoint Bank under the terms of the severance agreement.

Supplemental Executive Retirement Plan.  We maintain a supplemental executive retirement plan for the purpose of retaining the services of Mr. Base as Chief Executive Officer.  The supplemental executive retirement plan is a defined contribution based plan that allows Mr. Base to defer all or part of his compensation, including performance-based compensation, until his separation from service from ViewPoint Bank.  In addition, ViewPoint Bank makes a contribution to the plan equal to 7% of Mr. Base’s annual base salary and annual cash incentive plan award, payable in quarterly installments.  All funds deferred by Mr. Base or contributed by ViewPoint Bank under the plan are deposited into a brokerage account owned by ViewPoint Bank, but over which Mr. Base controls investment decisions.  Mr. Base is always 100% vested in his own compensation deferrals and the earnings thereon.  The extent to which he is vested in that portion of plan assets attributable to ViewPoint Bank contributions depends on the year in which he terminates service, with full vesting occurring on or after January 1, 2011.  Mr. Base, however, will fully vest in that portion of the plan attributable to ViewPoint Bank’s contributions if he is actively employed by ViewPoint Bank and there occurs: a change in control involving ViewPoint Bank, his death or disability, his involuntary termination of employment, his attainment of age 63 prior to separating from service with ViewPoint Bank, or termination of the plan.  Payment of plan benefits will be made in three installments over 18 months, except in the case of a change in control or Mr. Base’s death, in which case payment will be made in a lump sum.  Payments may also be made on account of hardship.  If after his separation from service with ViewPoint Bank, Mr. Base violates the non-competition requirements of his employment contract (described below), then he will forfeit any remaining payments due him.  As of December 31, 2009, Mr. Base was 84% vested in the contributions and earnings accrued under the supplemental executive retirement plan.

Deferred Compensation Plan.  We also maintain a non-qualified deferred compensation plan that allows selected management and highly compensated employees and directors to defer a portion of their current base salary, annual cash incentive plan award, or director’s compensation into the plan until his or her termination of service, disability or a change in control.  There is no limit regarding how much of a participant’s compensation may be deferred.  All funds deferred by participants are deposited into a brokerage account owned by ViewPoint Bank, but each participant controls the investment decision with respect to his or her account.  All participants are 100% vested in their deferrals and the earnings thereon.  A participant may elect to receive his or her account on a specified date that is at least five years from when the deferral amount is contributed to the plan, or to have his or her account distributed upon either the earlier or later of the specified payout date or the participant’s termination of service.  All distributions under the plan can be made in a cash lump sum equal to the value of the participant’s deferred compensation plan account at the time of distribution or in annual payments.  Payments may also be made on account of an unforeseeable financial emergency.

401(k) Plan.  We offer a qualified, tax-exempt savings plan to our employees with a cash or deferred feature qualifying under Section 401(k) of the Code (the “401(k) Plan”).  All employees who have attained age 18 are eligible to make 401(k) contributions.  Eligible employees are also entitled to matching contributions, if any, after they have completed 12 months of continuous employment during which they worked at least 1,000 hours.

Participants are permitted to make contributions to the 401(k) Plan of up to 75% of their annual salary, up to a maximum of $16,500.  In addition, participants who have attained age 50 may defer an additional $5,500 annually as a 401(k) “catch-up” contribution.  During 2009, we matched eligible 401(k) contributions (other than catch-up contributions) in an amount equal to 100% of the participant’s 401(k) deferrals for the year up to 5% of the participant’s salary.  The plan allows for a discretionary profit sharing contribution; however with the implementation of the employee stock ownership plan in 2006, no profit sharing contributions are currently paid.  All 401(k) deferrals made by participants are pre-tax contributions, and those deferrals and earnings thereon are immediately vested.  Matching contributions and earnings thereon vest at 20% per year, beginning with the second year of service.  In the event of retirement at age 65 or older, permanent disability or death, however, a participant will automatically become 100% vested in all matching and profit sharing contributions and earnings thereon.

Participants may invest amounts contributed by them, as well as the employer matching and profit sharing contributions, in one or more investment options available under the 401(k) Plan.  Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the plan administrator.  Participants are permitted to borrow against their account balance in the 401(k) Plan.

Employee Stock Ownership Plan.  In 2006, we adopted an employee stock ownership plan (ESOP) for employees of ViewPoint Financial Group and ViewPoint Bank, as part of the 401(k) Plan.  (The following description pertains only to the employee stock ownership portion of the combined plan.)

As part of our reorganization to the stock form and initial public offering, the ESOP borrowed funds from ViewPoint Financial Group to purchase shares of common stock of ViewPoint Financial Group.  Shares purchased by the ESOP with the proceeds of the loan are held in a suspense account and released to participants’ accounts as debt service payments are made.  Shares released are allocated to each eligible participant’s ESOP account based on the ratio of each participant’s eligible compensation to the total eligible compensation of all participants.  An employee is eligible for an employee stock ownership allocation if he is credited with 1,000 or more service hours during the plan year, and either is actually employed on the last day of the plan year or has attained age 65.  Forfeitures are reallocated among remaining participating employees in the same manner as an employee contribution.  The account balances of participants vest at a rate of 20% for each year of service, beginning with the first year of service.  Credit for eligibility and vesting is given for years of service with ViewPoint Bank (and its predecessor organization) prior to adoption of the ESOP.  In the case of a “change in control,” which triggers termination of the plan, participants immediately will become fully vested in their account balances.  Benefits are payable upon retirement or other separation from service, or upon termination of the plan.

Non-Employee Director Compensation

The following table sets forth a summary of the compensation paid to ViewPoint Financial Group’s non-employee directors during 2009:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	All Other Compensation ($)(2)	Total ($)
Gary D. Basham	64,500	---	2,749	67,249
Jack D. Ersman	65,250	---	2,757	68,007
Anthony J. LeVecchio	66,750	---	2,727	69,477
James B. McCarley	70,250	---	3,193	73,443
Karen H. O’Shea	57,250	---	2,714	59,964
V. Keith Sockwell	43,500	---	2,757	46,257

(1)	Directors may defer all or any part of their directors’ fees, which pursuant to the plan are invested in independent third-party mutual funds.
(2)	All other compensation for the current board members includes dividends paid on restricted stock, premium on BOLI insurance and spouse travel.

ViewPoint Bank is the wholly-owned operating subsidiary of ViewPoint Financial Group, which itself is a majority owned subsidiary of ViewPoint MHC.  The composition of the Boards of Directors of ViewPoint MHC and ViewPoint Financial Group are identical.  The composition of the Board of Directors of ViewPoint Bank is the same as the other companies with the exception of one additional board member.  The directors of ViewPoint MHC and ViewPoint Financial Group are not compensated for their service on those boards.

Each non-employee director receives (i) a $20,000 annual retainer; (ii) $1,000 per board meeting attended and (iii) $750 per committee meeting attended.  In addition, the Chairman of the Board receives an additional $20,000 per year, the Audit Committee Chair receives an additional $7,500 per year and the Compensation Committee Chair receives an additional $5,000 per year for the additional responsibilities associated with these positions.  These same retainers and fees are projected for 2010.  Directors may elect to defer receipt of all or any part of their directors’ fees pursuant to a non-qualified deferred compensation plan.  These deferred fees are invested in third party mutual funds.  We also pay premiums for a life insurance policy and accidental death and dismemberment policy for the benefit of each non-employee director.  If the director leaves the board for any reason other than death, all rights to any such benefit cease.

Directors are provided or reimbursed for travel and lodging (including for spouse) and are reimbursed for other customary out-of-pocket expenses incurred in attending out-of-town board and committee meetings, as well as industry conferences and continuing education seminars.  We also pay the premiums on directors’ and officers’ liability insurance.  Under the terms of the Bank Owned Life Insurance, each director was provided a death benefit of $40,000 if the insured dies while a director at ViewPoint Bank.

Benefits to be Considered Following Completion of the Conversion

Following the offering, we intend to adopt a new stock-based incentive plan that will provide for grants of stock options and restricted common stock awards.  If the stock-based incentive plan is adopted within one year following the conversion, the number of shares of common stock reserved for issuance pursuant to option grants or restricted stock awards under the plan may not exceed 10% and 4%, respectively, of the shares issued in the conversion, less the amount available under our existing stock based incentive plan.  We may exceed this limit if the plan is implemented 12 months or more following completion of the conversion.

We may fund our plans through open market purchases, as opposed to issuing common stock; however, if any options previously granted under our existing stock option plans are exercised during the first year following completion of the offering, they will be funded with newly-issued shares as Office of Thrift Supervision regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or under extraordinary circumstances.  The Office of Thrift Supervision has previously advised that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance or a compelling business purpose for satisfying this test.  The stock-based incentive plan will not be established sooner than six months after the stock offering and if adopted within one year after the stock offering would require the approval by shareholders owning a majority of the outstanding shares of New ViewPoint Financial Group common stock eligible to be cast.  If the stock-based incentive plan is established after one year after the stock offering, it would require the approval of our shareholders by a majority of votes cast.  The following additional restrictions would apply to our stock-based incentive plan if the plan is adopted within one year after the stock offering:

●	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

●	no one non-employee director may receive more than 5% of the options and restricted stock awards authorized under the plan;

●	no one officer or employee may receive more than 25% of the options and restricted stock awards authorized under the plan;

●
tax-qualified employee stock benefit plans and management stock award plans, in the aggregate, may not hold more than 10% of the shares sold in the offering, unless ViewPoint Bank has tangible capital of 10% or more, in which case any tax-qualified employee stock benefit plans and management stock award plans may own up to 12% of the shares sold in the offering;

●	stock options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of the grant;

●	accelerated vesting is not permitted except for death, disability or upon a change in control of ViewPoint Bank or New ViewPoint Financial Group; and

●
our executive officers and directors must exercise or forfeit their options in the event that ViewPoint Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

In the event federal regulators change their regulations or policies regarding stock-based incentive plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table presents information regarding the beneficial ownership of ViewPoint Financial Group’s common stock, as of December 31, 2009, by:

●	ViewPoint MHC and any other shareholders known by management to beneficially own more than five percent of the outstanding common stock of ViewPoint Financial Group;

●	Each of our directors;

●	Each of our executive officers named in the “Summary Compensation Table” appearing above; and

●	All of the directors and executive officers as a group.

The persons named in the following table have sole voting and investment powers for all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the footnotes to this table.  The address of each of the beneficial owners, except where otherwise indicated, is the same address as that of ViewPoint Financial Group.  An asterisk (*) in the table indicates that an individual beneficially owns less than one percent of our outstanding common.  Beneficial ownership is determined in accordance with the rules of the SEC.  As of December 31, 2009, there were 24,929,157 shares of ViewPoint Financial Group’s common stock outstanding.

Name of Beneficial Owner	Beneficial Ownership		Percent of Common Stock Outstanding
5% and Greater Shareholders:

ViewPoint MHC 1309 West 15th Street Plano, TX 75075	14,183,812	(1)	56.9%

Columbia Wanger Asset Management, LP 227 West Monroe Street, Suite3000 Chicago, IL 60606	2,005,978	(2)	8.0%

Wellington Management Company, LLP 75 State Street Boston, MA 02109	1,745,740	(3)	7.0%

Directors and Named Executive Officers:

James B. McCarley, Chairman of the Board	46,502	(4)	*
Gary D. Basham, Vice Chairman of the Board	42,419	(4) (5)	*
Garold R. Base, Director, President and CEO	166,252	(4) (6)	*
Jack D. Ersman, Director	41,243	(4) (7)	*
Anthony J. LeVecchio, Director	21,243	(4)	*
Karen H. O’Shea, Director	33,625	(4) (8)	*
V. Keith Sockwell, Director	30,243	(4) (9)	*
Mark E. Hord, EVP, General Counsel and Corporate Secretary	48,310	(4) (6)	*
Pathie E. McKee, EVP, CFO and Treasurer	49,231	(4) (6)	*
James C. Parks, EVP, COO and Chief Information Officer of the Bank	46,190	(4) (6) (10)	*
Rick M. Robertson, EVP, Chief Banking Officer of the Bank	52,674	(4) (6)	*
Directors and executive officers of ViewPoint Financial Group as a group (12 persons)	578,932	(11)	2.3%

(1)	As reported by ViewPoint MHC in a Schedule 13D filed with the SEC on October 13, 2006, which reported sole voting and dispositive power with respect to all shares beneficially owned.
(2)
As reported by Columbia Wanger Asset Management, LP in a Schedule 13G/A filed with the SEC on February 10, 2010, which reported sole voting and dispositive power with respect to all shares beneficially owned.

(3)
As reported by Wellington Management Company, LLP in a Schedule 13G/A filed with the SEC on February 12, 2010, which reported shared voting power with respect to 1,589,340 shares beneficially owned and shared dispositive power with respect to 1,745,740 shares beneficially owned.

(4)
Includes restricted stock awarded to the individual under the 2007 Equity Incentive Plan, over which they have sole voting but no dispositive power, as follows: Mr. McCarley — 11,370 shares; Mr. Basham — 9,745 shares; Mr. Base — 83,555 shares; Mr. Ersman — 9,745 shares; Mr. LeVecchio — 9,745 shares; Ms. O’Shea — 9,745 shares; Mr. Sockwell — 9,745 shares; Mr. Hord — 27,117 shares; Ms. McKee — 27,117 shares; Mr. Parks — 27,117 shares; Mr. Robertson — 27,117 shares.

(5)	Includes 400 shares owned by Mr. Basham’s spouse.
(6)
Includes shares allocated to the individual under the Employee Stock Ownership Plan, over which they have sole voting but no dispositive power, as follows: Mr. Base — 4,664 shares; Mr. Hord — 4,442 shares; Ms. McKee — 4,363 shares; Mr. Parks — 3,498 shares; Mr. Robertson — 3,806 shares.

(7)	Includes 25,000 shares that are held in a trust for which Mr. Ersman is the trustee and beneficiary.
(8)	Includes 7,694 shares that are owned by Ms. O’Shea’s spouse.
(9)	Includes 12,900 shares that are owned by Mr. Sockwell’s spouse.
(10)	Includes 1,700 shares that are owned by Mr. Parks’s spouse.
(11)
Includes shares held directly, as well as shares held by and jointly with certain family members, shares held in retirement accounts, shares held by trusts of which the individual or group member is a trustee or substantial beneficiary, or shares held in another fiduciary capacity with respect to which shares the individual or group member may be deemed to have sole or shared voting and/or investment powers.  Also includes 1,000 shares owned by a director of ViewPoint Bank but who is not a director of the Company.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of New ViewPoint Financial Group’s directors and executive officers and for all of the directors and executive officers as a group, the following information:

(i)	the number of exchange shares to be held upon consummation of the conversion, based upon their beneficial ownership of ViewPoint Financial Group common stock as of March 4, 2010;

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscription; and

(iii)	the total amount of New ViewPoint Financial Group common stock to be held upon consummation of the conversion.

In each case, it is assumed that subscription shares are sold at the midpoint of the offering range.  See “Proposal 1 - Approval of the Plan of Conversion and Reorganization -- Additional Limitations on Common Stock Purchases.”  Regulations of the Office of Thrift Supervision prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase.

		Proposed Purchases of Stock in the Offering(2)		Total Common Stock to be Held
	Number of Exchange Shares to be Held(1)	Number of Shares	Amount	Number of Shares	Percentage of Total Outstanding(1)
Directors:
James B. McCarley	65,572	5,000	$50,000	70,572		*
Gary D. Basham	59,815	4,000	40,000	63,815		*
Garold R. Base	234,431	5,000	50,000	239,431		*
Jack D. Ersman	58,156	3,000	30,000	61,156		*
Anthony J. LeVacchio	29,954	4,000	40,000	33,954		*
Karen H. O’Shea	47,414	5,000	50,000	52,414		*
V. Keith Sockwell	42,645	3,500	35,000	46,145		*

Executive Officers:
Mark E. Hord	68,121	500	5,000	68,621		*
Pathie E. McKee	69,420	500	5,000	69,920		*
James C. Parks	65,132	500	5,000	65,632		*
Rick M. Robertson	74,275	500	5,000	74,775		*

Total for Directors and Executive Officers(3)	816,352	36,500	365,000	852,852	2.4%

*	Less than 1%.
(1)
Based on information presented in the “Beneficial Ownership of Common Stock” table above. Assumes an exchange ratio of 1.4101 shares for each share of ViewPoint Financial Group and that 35,151,562 shares are outstanding after the conversion.

(2)	Includes proposed subscriptions, if any, by associates of the director or officer.
(3)	Also includes shares owned and to be purchased by a director of ViewPoint Bank who is not a director of ViewPoint Financial Group.

COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING
SHAREHOLDERS OF VIEWPOINT FINANCIAL GROUP

General.  As a result of the conversion, existing shareholders of ViewPoint Financial Group will become shareholders of New ViewPoint Financial Group.  There are differences in the rights of shareholders of ViewPoint Financial Group and shareholders of New ViewPoint Financial Group caused by differences between federal and Maryland law and regulations and differences in ViewPoint Financial Group’s federal stock charter and bylaws and New ViewPoint Financial Group’s Maryland articles of incorporation and bylaws.

This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders, but rather summarizes the material differences and similarities affecting the rights of shareholders.  See “Where You Can Find Additional Information” for procedures for obtaining a copy of New ViewPoint Financial Group’s articles of incorporation and bylaws.

Authorized Capital Stock.  The authorized capital stock of ViewPoint Financial Group consists of 75,000,000 shares of common stock, $0.10 par value per share, and 25,000,000 shares of preferred stock, par value $0.10 per share.

The authorized capital stock of New ViewPoint Financial Group consists of 90,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Under the Maryland General Corporation Law and New ViewPoint Financial Group’s articles of incorporation, the board of directors may increase or decrease the number of authorized shares without shareholder approval.  Shareholder approval is required to increase or decrease the number of authorized shares of ViewPoint Financial Group.

ViewPoint Financial Group’s charter and New ViewPoint Financial Group’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences.  As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control.  We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock.  Pursuant to applicable laws and regulations, ViewPoint MHC is required to own not less than a majority of the outstanding shares of ViewPoint Financial Group common stock.  ViewPoint MHC will no longer exist following consummation of the conversion.

New ViewPoint Financial Group’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas ViewPoint Financial Group’s stock charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by a majority of the total votes eligible to be cast at a legal shareholders’ meeting.  However, stock-based compensation plans, such as stock option plans and restricted stock plans, would have to be submitted for approval by New ViewPoint Financial Group shareholders due to requirements of the Nasdaq Stock Market and in order to qualify stock options for favorable federal income tax treatment.

Voting Rights.  Neither ViewPoint Financial Group’s stock charter or bylaws nor New ViewPoint Financial Group’s articles of incorporation or bylaws provide for cumulative voting for the election of directors.  For additional information regarding voting rights, see “- Limitations on Voting Rights of Greater-than-10% Shareholders” below.

Payment of Dividends.  ViewPoint Financial Group’s ability to pay dividends depends on the cash available at ViewPoint Financial Group and/or ViewPoint Bank’s ability to pay dividends to ViewPoint Financial Group.  The Office of Thrift  Supervision regulations state, in part, that dividends may be declared and paid by ViewPoint Bank only out of accumulated net earnings.  A dividend may not be declared or paid unless the surplus, prior to the transfer of net earnings, would not be reduced by the payment of the dividend.  Dividends may also not be declared or paid if ViewPoint Bank is in default in payment of any assessment due to the Federal Deposit Insurance Corporation.

The same restrictions will apply to ViewPoint Bank’s payment of dividends to New ViewPoint Financial Group.  In addition, Maryland law generally provides that New ViewPoint Financial Group is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to shareholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent.

Board of Directors.  ViewPoint Financial Group’s bylaws and New ViewPoint Financial Group’s articles of incorporation and bylaws require the board of directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

Under ViewPoint Financial Group’s bylaws, any vacancies on the board of directors of ViewPoint Financial Group may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors.  Persons elected by the board of directors of ViewPoint Financial Group to fill vacancies may only serve until the next annual meeting of shareholders.  Under New ViewPoint Financial Group’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by a majority of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Under ViewPoint Financial Group’s bylaws, any director may be removed for cause by the holders of a majority of the outstanding voting shares.  New ViewPoint Financial Group’s articles of incorporation provide that any director may be removed for cause by the holders of at least a majority of the outstanding voting shares of New ViewPoint Financial Group.

Limitations on Liability.  The charter and bylaws of ViewPoint Financial Group do not limit the personal liability of directors.

New ViewPoint Financial Group’s articles of incorporation provide that directors will not be personally liable for monetary damages to New ViewPoint Financial Group for certain actions as directors, except for (i) receipt of an improper personal benefit from their positions as directors, (ii) actions or omissions that are determined to have involved active and deliberate dishonesty, or (iii) to the extent allowed by Maryland law.  These provisions might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties even though such an action, if successful, might benefit New ViewPoint Financial Group.

Indemnification of Directors, Officers, Employees and Agents.  Under current Office of Thrift Supervision regulations, ViewPoint Financial Group shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving the person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor.  In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that the person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of ViewPoint Financial Group or its shareholders.  ViewPoint Financial Group also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that the person may ultimately be entitled to indemnification.  Before making any indemnification payment, ViewPoint Financial Group is required to notify the Office of Thrift Supervision of its intention, and such payment cannot be made if the Office of Thrift Supervision objects to such payment.

The articles of incorporation of New ViewPoint Financial Group provide that it shall indemnify its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses.  Maryland law allows New ViewPoint Financial Group to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of New ViewPoint Financial Group.  No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if the person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled.  The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Special Meetings of Shareholders.  ViewPoint Financial Group’s bylaws provide that special meetings of ViewPoint Financial Group’s shareholders may be called by the Chairman, the president, a majority of the members of the board of directors or the holders of not less than one-tenth of the outstanding capital stock of ViewPoint Financial Group entitled to vote at the meeting.  New ViewPoint Financial Group’s bylaws provide that special meetings of the shareholders of New ViewPoint Financial Group may be called by the president, by a majority vote of the total authorized directors, or upon the written request of shareholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Shareholder Nominations and Proposals.  ViewPoint Financial Group’s bylaws generally provide that shareholders may submit nominations for election of directors at an annual meeting of shareholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with ViewPoint Financial Group at least five days before the date of the meeting.

New ViewPoint Financial Group’s bylaws generally provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of shareholders must submit written notice to New ViewPoint Financial Group at least 90 days prior and not earlier than 120 days prior to such meeting.  However, if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, the written notice must be submitted by a shareholder not later than the tenth day following the day on which notice of the meeting was mailed to shareholders or such public disclosure was made.

Management believes that it is in the best interests of New ViewPoint Financial Group and its shareholders to provide sufficient time to enable management to disclose to shareholders information about a dissident slate of nominations for directors.  This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of shareholders generally.  Similarly, adequate advance notice of shareholder proposals will give management time to study the proposals and to determine whether to recommend to the shareholders that the proposals be adopted.  In certain instances, the provisions could make it more difficult to oppose management’s nominees or proposals, even if shareholders believe the nominees or proposals are in their best interests.

Shareholder Action Without a Meeting.  The bylaws of ViewPoint Financial Group provide that any action to be taken or which may be taken at any annual or special meeting of shareholders may be taken if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote.  The bylaws of New ViewPoint Financial Group do not provide for action to be taken by shareholders without a meeting.  Under Maryland law, action may be taken by shareholders without a meeting if all shareholders entitled to vote on the action consent to taking the action without a meeting.

Shareholder’s Right to Examine Books and Records.  A federal regulation which is applicable to ViewPoint Financial Group provides that shareholders may inspect and copy specified books and records after proper written notice for a proper purpose.  Maryland law provides that a shareholder may inspect a company’s bylaws, shareholder minutes, annual statement of affairs and any voting trust agreements.  However, only a shareholder or group of shareholders who together, for at least six months, hold at least 5% of the company’s total shares, have the right to inspect a company’s stock ledger, list of shareholders and books of accounts.

Limitations on Voting Rights of Greater-than-10% Shareholders.  New ViewPoint Financial Group’s articles of incorporation provide that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit.  ViewPoint Financial Group’s charter does not provide such a limit on voting common stock.  This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles shareholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

In addition, Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of New ViewPoint Financial Group’s equity securities without the prior written approval of the Office of Thrift Supervision.  Where any person acquires beneficial ownership of more than 10% of a class of New ViewPoint Financial Group’s equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

Mergers, Consolidations and Sales of Assets.  A federal regulation applicable to ViewPoint Financial Group generally requires the approval of two-thirds of the board of directors of ViewPoint Financial Group and the holders of two-thirds of the outstanding stock of ViewPoint Financial Group entitled to vote thereon for mergers, consolidations and sales of all or substantially all of ViewPoint Financial Group’s assets.  Such regulation permits ViewPoint Financial Group to merge with another corporation without obtaining the approval of its shareholders if:

(i)	it does not involve an interim savings institution;

(ii)	ViewPoint Financial Group’s federal stock charter is not changed;

(iii)
each share of ViewPoint Financial Group’s stock outstanding immediately prior to the effective date of the transaction will be an identical outstanding share or a treasury share of ViewPoint Financial Group after such effective date; and

(iv)	either:

(a)	no shares of voting stock of ViewPoint Financial Group and no securities convertible into such stock are to be issued or delivered under the plan of combination; or

(b)
the authorized but unissued shares or the treasury shares of voting stock of ViewPoint Financial Group to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of ViewPoint Financial Group outstanding immediately prior to the effective date of the transaction.

New ViewPoint Financial Group’s articles of incorporation require the approval of the board of directors and the affirmative vote of a majority of the votes entitled to be cast by all shareholders entitled to vote thereon.  However, Maryland law provides that:

●
a merger of a 90% or more owned subsidiary with and into its parent may be approved without shareholder approval; provided, however that:  (1) the charter of the successor is not amended in the merger other than to change its name, the name or other designation or the par value of any class or series of its stock or the aggregate par value of its stock; and (2) the contractual rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged;

●	a share exchange need not be approved by the shareholders of the successor;

●	a transfer of assets need not be approved by the shareholders of the transferee; and

●
a merger need not be approved by the shareholders of a Maryland successor corporation provided that the merger does not reclassify or change the terms of any class or series of its stock that is outstanding immediately before the merger becomes effective or otherwise amend its charter, and the number of shares of stock of such class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of the class or series of stock that is outstanding immediately before the merger becomes effective.

Business Combinations with Interested Shareholders.  The articles of incorporation of New ViewPoint Financial Group require the approval of the holders of at least 80% of New ViewPoint Financial Group’s outstanding shares of voting stock entitled to vote to approve certain “business combinations” with an “interested shareholder.”  This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by a majority of disinterested directors or where various fair price and procedural conditions have been met.

Under New ViewPoint Financial Group’s articles of incorporation, the term “interested shareholder” means any person who or which is:

●	the beneficial owner, directly or indirectly, of more than 10% of the voting power of the then outstanding voting stock of New ViewPoint Financial Group;

●
an affiliate of New ViewPoint Financial Group who or which at any time in the two-year period before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of New ViewPoint Financial Group; or

●
an assignee of or has otherwise succeeded to any shares of voting stock that were at any time within the two-year period immediately before the date in question beneficially owned by any interested shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

A “business combination” includes, but is not limited to:

●
any merger or consolidation of New ViewPoint Financial Group or any of its subsidiaries with:  (1) any interested shareholder; or (2) any other corporation, which is, or after such merger or consolidation would be, an affiliate of an interested shareholder;

●
any sale, lease, exchange or other disposition to or with any interested shareholder, or any affiliate of any interested shareholder, of any assets of New ViewPoint Financial Group or any of its subsidiaries having an aggregate fair market value equaling or exceeding 25% or more of the combined assets of New ViewPoint Financial Group and its subsidiaries;

●
the issuance or transfer by New ViewPoint Financial Group or any of its subsidiaries of any securities of New ViewPoint Financial Group or any of its subsidiaries to any interested shareholder or any affiliate of any interested shareholder in exchange for cash, securities or other property having an aggregate fair market value equaling or exceeding 25% of the combined fair market value of the outstanding common stock of New ViewPoint Financial Group, except for any issuance or transfer pursuant to an employee benefit plan of New ViewPoint Financial Group or any of its subsidiaries;

●
the adoption of any plan for the liquidation or dissolution of New ViewPoint Financial Group proposed by or on behalf of any interested shareholder or any affiliate or associate of such interested shareholder; or

●
any reclassification of securities, or recapitalization of New ViewPoint Financial Group, or any merger or consolidation of New ViewPoint Financial Group with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of New ViewPoint Financial Group or any of its subsidiaries, which is directly or indirectly owned by any interested shareholder or any affiliate of any interested shareholder.

Neither the charter and bylaws of ViewPoint Financial Group nor the federal laws and regulations applicable to ViewPoint Financial Group contain a provision that restricts business combinations between ViewPoint Financial Group and any interested shareholder in the manner set forth above.

Evaluation of Offers.  The articles of incorporation of New ViewPoint Financial Group provide that its board of directors, when evaluating a transaction that would or may involve a change in control of New ViewPoint Financial Group (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of New ViewPoint Financial Group and its shareholders and in making any recommendation to the shareholders, give due consideration to all relevant factors, including, but not limited to:

●	the economic effect, both immediate and long-term, upon New ViewPoint Financial Group’s shareholders, including shareholders, if any, who do not participate in the transaction;

●
the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, New ViewPoint Financial Group and its subsidiaries and on the communities in which New ViewPoint Financial Group and its subsidiaries operate or are located;

●	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of New ViewPoint Financial Group;

●	whether a more favorable price could be obtained for New ViewPoint Financial Group’s stock or other securities in the future;

●
the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of New ViewPoint Financial Group and its subsidiaries;

●	the future value of the stock or any other securities of New ViewPoint Financial Group or the other entity to be involved in the proposed transaction;

●	any antitrust or other legal and regulatory issues that are raised by the proposal;

●
the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

●
the ability of New ViewPoint Financial Group to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

ViewPoint Financial Group’s charter and bylaws do not contain a similar provision.

Dissenters’ Rights of Appraisal.  Office of Thrift Supervision regulations generally provide that a shareholder of a federally chartered corporation, such as ViewPoint Financial Group,  that engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from the institution payment of the fair or appraised value of his or her stock in the corporation, subject to specified procedural requirements.  The regulations also provide, however, that a shareholder of a federally chartered corporation whose shares are listed on a national securities exchange or quoted on the Nasdaq stock market are not entitled to dissenters’ rights in connection with a merger if the shareholder is required to accept only “qualified consideration” for his or her stock, which is defined to include cash, shares of stock of any institution or corporation that at the effective date of the merger will be listed on a national securities exchange or quoted on the Nasdaq stock market, or any combination of such shares of stock and cash.

Under Maryland law, shareholders of New ViewPoint Financial Group will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which New ViewPoint Financial Group is a party as long as the common stock of New ViewPoint Financial Group is listed on the Nasdaq Global Select Market or any other national securities exchange.

Amendment of Governing Instruments.  No amendment of ViewPoint Financial Group’s stock charter may be made unless it is first proposed by the board of directors of ViewPoint Financial Group, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.

New ViewPoint Financial Group’s articles of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the shareholders, by the affirmative vote of at least a majority of the outstanding shares of common stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	The division of the board of directors into three staggered classes;

(iii)	The ability of the board of directors to fill vacancies on the board;

(iv)	The requirement that at least a majority of the votes eligible to be cast by shareholders must vote to remove directors, and can only remove directors for cause;

(v)	The ability of the board of directors and shareholders to amend and repeal the bylaws;

(vi)	The authority of the board of directors to provide for the issuance of preferred stock;

(vii)	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(viii)	The number of shareholders constituting a quorum or required for shareholder consent;

(ix)	The indemnification of current and former directors and officers, as well as employees and other agents, by New ViewPoint Financial Group;

(x)	The limitation of liability of officers and directors to New ViewPoint Financial Group for money damages;

(xi)	The inability of shareholders to cumulate their votes in the election of directors;

(xii)	The advance notice requirements for shareholder proposals and nominations; and

(xiii)
The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiii) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of our directors or by the shareholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.  Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

The provisions requiring the affirmative vote of 80% of outstanding shares for certain shareholder actions have been included in the articles of incorporation of New ViewPoint Financial Group in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law.  Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for shareholder action under the Maryland General Corporation Law.

RESTRICTIONS ON ACQUISITION OF NEW VIEWPOINT FINANCIAL GROUP

Although the Board of Directors of New ViewPoint Financial Group is not aware of any effort that might be made to obtain control of New ViewPoint Financial Group after the conversion, the Board of Directors believes that it is appropriate to include certain provisions as part of New ViewPoint Financial Group’s articles of incorporation to protect the interests of New ViewPoint Financial Group and its shareholders from takeovers which our Board of Directors might conclude are not in the best interests of ViewPoint Bank, New ViewPoint Financial Group or New ViewPoint Financial Group’s shareholders.

The following discussion is a general summary of the material provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws, ViewPoint Bank’s charter and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.  New ViewPoint Financial Group’s articles of incorporation and bylaws are included as part of ViewPoint MHC’s application for conversion filed with the Office of Thrift Supervision and New ViewPoint Financial Group’s registration statement filed with the Securities and Exchange Commission.  See “Where You Can Find Additional Information.”

Articles of Incorporation and Bylaws of New ViewPoint Financial Group

New ViewPoint Financial Group’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that may discourage future takeover attempts.  As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so.  In addition, these provisions will also render the removal of the board of directors or management of New ViewPoint Financial Group more difficult.

Directors.  The board of directors will be divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of our board of directors.  Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Restrictions on Call of Special Meetings.  The articles of incorporation and bylaws provide that special meetings of shareholders can be called by the President, by a majority of the whole board of directors or upon the written request of shareholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights.  The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.  This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles shareholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office.  The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights ”).

Authorized but Unissued Shares.  After the conversion, New ViewPoint Financial Group will have authorized but unissued shares of common and preferred stock.  See “Description of Capital Stock of New ViewPoint Financial Group Following the Conversion.” The articles of incorporation authorize 10,000,000 shares of serial preferred stock.  New ViewPoint Financial Group is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class).  In the event of a proposed merger, tender offer or other attempt to gain control of New ViewPoint Financial Group that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of New ViewPoint Financial Group.  The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws.  Amendments to the articles of incorporation must be approved by our board of directors and also by at least a majority of the outstanding shares of our voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions.  A list of these provisions is provided under “Comparison of Shareholders’ Rights For Existing Shareholders of New ViewPoint Financial Group—Amendment of Governing Instruments” above.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of New ViewPoint Financial Group’s directors or by the shareholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.  Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

The provisions requiring the affirmative vote of 80% of outstanding shares for certain shareholder actions have been included in the articles of incorporation of New ViewPoint Financial Group in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law.  Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for shareholder action under the Maryland General Corporation Law.

Business Combinations with Interested Shareholders.  The articles of incorporation require the approval of the holders of at least 80% of New ViewPoint Financial Group’s outstanding shares of voting stock entitled to vote to approve certain “business combinations” with an “interested shareholder.”  This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by a majority of those members of New ViewPoint Financial Group’s board of directors who are unaffiliated with the interested shareholder and who were directors before the time when the interested shareholder became an interested shareholder or if the proposed transaction meets certain conditions that are designed to afford the shareholders a fair price in consideration for their shares.  In each such case, where shareholder approval is required, the approval of only a majority of the outstanding shares of voting stock is sufficient.

The term “interested shareholder” includes any individual, group acting in concert, corporation, partnership, association or other entity (other than New ViewPoint Financial Group or its subsidiary) who or which is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of voting stock of New ViewPoint Financial Group.

A “business combination” includes:

●
any merger or consolidation of New ViewPoint Financial Group or any of its subsidiaries with any interested shareholder or affiliate of an interested shareholder or any corporation which is, or after such merger or consolidation would be, an affiliate of an interested shareholder;

●
any sale or other disposition to or with any interested shareholder of 25% or more of the assets of New ViewPoint Financial Group or combined assets of New ViewPoint Financial Group and its subsidiaries;

●
the issuance or transfer to any interested shareholder or its affiliate by New ViewPoint Financial Group (or any subsidiary) of any securities of New ViewPoint Financial Group (or any subsidiary) in exchange for cash, securities or other property the value of which equals or exceeds 25% of the fair market value of the common stock of New ViewPoint Financial Group;

●	the adoption of any plan for the liquidation or dissolution of New ViewPoint Financial Group proposed by or on behalf of any interested shareholder or its affiliate; and

●
any reclassification of securities, recapitalization, merger or consolidation of New ViewPoint Financial Group with any of its subsidiaries which has the effect of increasing the proportionate share of common stock or any class of equity or convertible securities of New ViewPoint Financial Group or subsidiary owned directly or indirectly, by an interested shareholder or its affiliate.

Control Share Acquisitions.  Maryland corporate law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation.  Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

●	20% or more but less than 33⅓%;

●	33⅓ or more but less than a majority; or

●	a majority of all voting power.

Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained shareholder approval.  A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special shareholders’ meeting to consider the voting rights of the shares.  The meeting must be held within 50 days of the demand.  If no request for a meeting is made, the corporation may itself present the question at any shareholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved.  This redemption of shares must be for fair value, determined without regard to the absence of voting rights as of the date of the last control share acquisition or of any shareholders’ meeting at which the voting rights of the shares are considered and not approved.  If voting rights for “control shares” are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights.  The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition.  The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to an acquisition previously approved or exempted by a provision in the charter or bylaws of the corporation.  The bylaws of New ViewPoint Financial Group include a provision opting out of this provision of Maryland General Corporation Law.

Evaluation of Offers.  The articles of incorporation of New ViewPoint Financial Group provide that its board of directors, when evaluating a transaction that would or may involve a change in control of New ViewPoint Financial Group (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of New ViewPoint Financial Group and its shareholders and in making any recommendation to the shareholders, give due consideration to all relevant factors, including, but not limited to:

●	the economic effect, both immediate and long-term, upon New ViewPoint Financial Group’s shareholders, including shareholders, if any, who do not participate in the transaction;

●
the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, New ViewPoint Financial Group and its subsidiaries and on the communities in which New ViewPoint Financial Group and its subsidiaries operate or are located;

●	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of New ViewPoint Financial Group;

●	whether a more favorable price could be obtained for New ViewPoint Financial Group’s stock or other securities in the future;

●
the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of New ViewPoint Financial Group and its subsidiaries;

●	the future value of the stock or any other securities of New ViewPoint Financial Group or the other entity to be involved in the proposed transaction;

●	any antitrust or other legal and regulatory issues that are raised by the proposal;

●
the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

●
the ability of New ViewPoint Financial Group to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Purpose and Anti-Takeover Effects of New ViewPoint Financial Group’s Articles of Incorporation and Bylaws.  Our Board of Directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our Board of Directors.  These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion.  Our board of directors believes these provisions are in the best interests of New ViewPoint Financial Group and its shareholders.  Our board of directors believes that it will be in the best position to determine the true value of New ViewPoint Financial Group and to negotiate more effectively for what may be in the best interests of its shareholders.  Accordingly, our board of directors believes that it is in the best interests of New ViewPoint Financial Group and its shareholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.  It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of New ViewPoint Financial Group and that is in the best interests of all shareholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available.  A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of New ViewPoint Financial Group for our shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of New ViewPoint Financial Group’s assets.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, these offers are sometimes made for less than all of the outstanding shares of a target company.  As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining shareholders.

Despite our belief as to the benefits to shareholders of these provisions of New ViewPoint Financial Group’s articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices.  As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so.  These provisions will also make it more difficult to remove our board of directors and management.  Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Following the conversion, pursuant to applicable law and, if required, following the approval by shareholders, we may adopt additional anti-takeover provisions in our articles of incorporation or other devices regarding the acquisition of our equity securities that would be permitted for a Maryland business corporation.

The cumulative effect of the restrictions on acquisition of New ViewPoint Financial Group contained in our articles of incorporation and bylaws and in Maryland law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders of New ViewPoint Financial Group may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

Charter of ViewPoint Bank

The charter of ViewPoint Bank provides that for a period of five years from the closing of the conversion and offering, no person other than New ViewPoint Financial Group may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of ViewPoint Bank.  This provision does not apply to any tax-qualified employee benefit plan of ViewPoint Bank or New ViewPoint Financial Group or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of New ViewPoint Financial Group or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of ViewPoint Bank.  In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to shareholders for a vote.

Conversion Regulations

Office of Thrift Supervision regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion.  Further, without the prior written approval of the Office of Thrift Supervision, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of an Office of Thrift Supervision regulated holding company of a converted institution for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the holding company.  The Office of Thrift Supervision has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution.  However, offers made exclusively to a bank or its holding company, or an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted.  The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the Office of Thrift Supervision has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.  In addition, Office of Thrift Supervision regulations provide that no company may acquire control of a savings bank without the prior approval of the Office of Thrift Supervision.  Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Office of Thrift Supervision.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the Office of Thrift Supervision that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution.  Acquisition of more than 10% of any class of a savings bank’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations.  These control factors include the acquiror being one of the two largest shareholders.  The determination of control may be rebutted by submission to the Office of Thrift Supervision, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings.  The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings bank’s stock who do not intend to participate in or seek to exercise control over a savings bank’s management or policies may qualify for a safe harbor by filing with the Office of Thrift Supervision a certification form that states, among other things, that the holder is not in control of the institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Office of Thrift Supervision, as applicable.  There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”

The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:

(i)	the acquisition would result in a monopoly or substantially lessen competition;

(ii)	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

(iii)	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

DESCRIPTION OF CAPITAL STOCK OF NEW VIEWPOINT FINANCIAL GROUP
FOLLOWING THE CONVERSION

General

New ViewPoint Financial Group is authorized to issue 90,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.  New ViewPoint Financial Group currently expects to issue in the offering up to 40,424,296 shares of common stock, and up to 46,487,940 shares, in exchange for the publicly held shares of ViewPoint Financial Group.  New ViewPoint Financial Group will not issue shares of preferred stock in the conversion.  Each share of New ViewPoint Financial Group common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock.  Upon payment of the subscription price for the common stock, in accordance with the plan of conversion and reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock of New ViewPoint Financial Group will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends.  New ViewPoint Financial Group may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to shareholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors.  The payment of dividends by New ViewPoint Financial Group is subject to limitations that are imposed by law and applicable regulation.  The holders of common stock of New ViewPoint Financial Group will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.  If New ViewPoint Financial Group issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  Upon consummation of the conversion, the holders of common stock of New ViewPoint Financial Group will have exclusive voting rights in New ViewPoint Financial Group.  They will elect New ViewPoint Financial Group’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors.  Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors.  Any person who beneficially owns more than 10% of the then-outstanding shares of New ViewPoint Financial Group’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit.  If New ViewPoint Financial Group issues shares of preferred stock, holders of the preferred stock may also possess voting rights.  Certain matters require an 80% shareholder vote.

As a federally chartered stock savings bank, corporate powers and control of ViewPoint Bank are vested in its board of directors, who elect the officers of ViewPoint Bank and who fill any vacancies on the board of directors.  Voting rights of ViewPoint Bank are vested exclusively in the owners of the shares of capital stock of ViewPoint Bank, which will be New ViewPoint Financial Group, and voted at the direction of New ViewPoint Financial Group’s board of directors.  Consequently, the holders of the common stock of New ViewPoint Financial Group will not have direct control of ViewPoint Bank.

Liquidation.  New ViewPoint Financial Group will own 100% of the common stock of ViewPoint Bank.  In the event of a liquidation or dissolution of New ViewPoint Financial Group or ViewPoint Bank, certain rights would be available to shareholders of New ViewPoint Financial Group and Eligible Account Holders and Supplemental Eligible Account Holders of ViewPoint Bank.  See “Proposal 1 - Approval of the Plan of Conversion and Reorganization -- Effects of Conversion on Depositors, Borrowers and Members -- Effect on Liquidation Rights.”

Preemptive Rights.  Holders of the common stock of New ViewPoint Financial Group will not be entitled to preemptive rights with respect to any shares that may be issued.  The common stock is not subject to redemption.

Preferred Stock

None of the shares of New ViewPoint Financial Group’s authorized preferred stock will be issued as part of the offering or the conversion.  Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine.  Our board of directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for New ViewPoint Financial Group’s common stock is Registrar and Transfer Company, Roselle, New Jersey.

EXPERTS

The consolidated financial statements of ViewPoint Financial Group and subsidiary as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, have been included herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

The discussions related to state income taxes included under “Material Income Tax Consequences” heading of the Conversion and Offering Section, were prepared for the Company by Crowe Horwath LLP, independent registered public accounting firm, and have been included herein upon the authority of said firm as experts in tax matters.

Feldman Financial Advisors, Inc. has consented to the publication herein of the summary of its report to New ViewPoint Financial Group setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the offering and its letter with respect to subscription rights.

LEGAL MATTERS

Silver, Freedman & Taff, L.L.P., Washington, D.C., counsel to New ViewPoint Financial Group, ViewPoint MHC, ViewPoint Financial Group and ViewPoint Bank, will issue to New ViewPoint Financial Group its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion.  Certain legal matters will be passed upon for Sandler O’Neill & Partners L.P. by Kilpatrick Stockton, LLP, Washington, D.C.

SHAREHOLDER PROPOSALS

In order to be eligible for inclusion in ViewPoint Financial Group’s proxy materials for next year’s annual meeting of shareholders, any shareholder proposal to take action at the meeting must be received at ViewPoint Financial Group’s executive office at 1309 W. 15th Street, Plano, Texas 75075 no later than January  18, 2011 .  All shareholder proposals submitted for inclusion in ViewPoint Financial Group’s proxy materials will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended, and, as with any shareholder proposal (regardless of whether included in ViewPoint Financial Group’s proxy materials), ViewPoint Financial Group’s charter and bylaws .

To be considered for presentation at next year’s annual meeting, although not included in the proxy materials for that meeting, any shareholder proposal must be received at ViewPoint Financial Group’s executive office at least five days prior to next year’s annual meeting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

New ViewPoint Financial Group has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby.  As permitted by the rules and regulations of the Securities and Exchange Commission, this proxy statement/prospectus does not contain all the information set forth in the registration statement.  Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates.  The Securities and Exchange Commission telephone number is 1-800-SEC-0330.  In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including New ViewPoint Financial Group The statements contained in this proxy statement/prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

ViewPoint MHC has filed with the Office of Thrift Supervision an Application on Form AC with respect to the conversion.  This proxy statement/prospectus omits certain information contained in the application.  The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Dallas Regional Office of the Office of Thrift Supervision, 225 E. John Carpenter Freeway, Suite 500, Irving, Texas 75062.  Our plan of conversion and reorganization is available, upon request, at each of our banking offices.

In connection with the offering, New ViewPoint Financial Group will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, New ViewPoint Financial Group and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934.  Under the plan of conversion and reorganization, New ViewPoint Financial Group has undertaken that it will not terminate such registration for a period of at least three years following the offering.

OTHER MATTERS

As of the date of this document, the Board of Directors is not aware of any business to come before the annual meeting other than the matters described above in the proxy statement/prospectus.  However, if any matters should properly come before the annual meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY

***

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and
Board of Directors
ViewPoint Financial Group and Subsidiary
Plano, Texas

We have audited the accompanying consolidated balance sheets of ViewPoint Financial Group and Subsidiary (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009.  We also have audited ViewPoint Financial Group and Subsidiary’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report On Internal Control Over Financial Reporting as disclosed in Item 9A(b). Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ViewPoint Financial Group and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, ViewPoint Financial Group and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
March 4, 2010

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except share data)

	December 31,	December 31,
	2009	2008
ASSETS
Cash and due from financial institutions	$17,507	$20,886
Short-term interest bearing deposits in other financial institutions	37,963	11,627
Total cash and cash equivalents	55,470	32,513
Securities available for sale	484,058	483,016
Securities held to maturity (fair value December 31, 2009 - $260,814,
December 31, 2008 - $176,579)	254,724	172,343
Loans held for sale	341,431	159,884
Loans, net of allowance of $12,310- December 31, 2009,
$9,068-December 31, 2008	1,108,159	1,239,708
Federal Home Loan Bank stock, at cost	14,147	18,069
Bank-owned life insurance	28,117	27,578
Mortgage servicing rights	872	1,372
Foreclosed assets, net	3,917	1,644
Premises and equipment, net	50,440	45,937
Goodwill	1,089	1,089
Accrued interest receivable	8,099	8,519
Prepaid FDIC assessment	9,134	-
Other assets	19,847	21,743
Total assets	$2,379,504	$2,213,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing demand	193,581	172,395
Interest bearing demand	268,063	98,884
Savings and money market	701,835	635,243
Time	633,186	641,568
Total deposits	1,796,665	1,548,090
Federal Home Loan Bank advances	312,504	410,841
Repurchase agreement	25,000	25,000
Other borrowings	10,000	-
Accrued interest payable	1,884	1,769
Other liabilities	27,769	33,576
Total liabilities	2,173,822	2,019,276

Commitments and contingent liabilities	-	-

Shareholders’ equity
Common stock, $.01 par value; 75,000,000 shares
authorized; 26,208,958 shares issued – December 31, 2009;
26,208,958 shares issued – December 31, 2008	262	262
Additional paid-in capital	118,297	115,963
Retained earnings	111,188	108,332
Accumulated other comprehensive income (loss), net of tax of $(2,018) – December 31, 2009, $855 – December 31, 2008	3,802	(1,613)
Unearned Employee Stock Ownership Plan (ESOP) shares;
610,647 shares – December 31, 2009; 704,391 shares – December 31, 2008	(6,159)	(7,097)
Treasury stock, at cost;
1,279,801 shares–December 31, 2009; 1,279,801 shares–December 31, 2008	(21,708)	(21,708)
Total shareholders’ equity	205,682	194,139
Total liabilities and shareholders’ equity	$2,379,504	$2,213,415

See accompanying notes to consolidated financial statements.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Years ended December 31,
(Dollar amounts in thousands, except per share data)

	2009	2008	2007
Interest and dividend income
Loans, including fees	$84,197	$66,386	$54,674
Taxable securities	22,919	29,266	25,485
Nontaxable securities	517	125	-
Interest bearing deposits in other financial institutions	652	1,195	3,865
Federal Home Loan Bank stock	16	271	208
	108,301	97,243	84,232
Interest expense
Deposits	34,366	35,529	37,073
Federal Home Loan Bank advances	14,056	10,340	4,048
Federal Reserve Bank advances	29	-	-
Repurchase agreement	707	300	-
Other borrowings	128	-	-
	49,286	46,169	41,121

Net interest income	59,015	51,074	43,111
Provision for loan losses	7,652	6,171	3,268
Net interest income after provision for loan losses	51,363	44,903	39,843

Non-interest income
Service charges and fees	18,866	19,779	22,389
Brokerage fees	347	434	602
Net gain on sale of loans	16,591	9,390	1,298
Loan servicing fees	239	252	305
Bank-owned life insurance income	539	1,081	460
Gain on redemption of Visa, Inc. shares	-	771	-
Valuation adjustment on mortgage servicing rights	(191)	-	-
Impairment of collateralized debt obligations (all credit)	(12,246)	(13,809)	-
Gain on sale of available for sale securities	2,377	-	-
Gain (loss) on sale of foreclosed assets	179	(43)	(34)
Gain (loss) on disposition of assets	(1,220)	16	(164)
Other	1,718	993	1,069
	27,199	18,864	25,925
Non-interest expense
Salaries and employee benefits	46,777	43,560	31,557
Advertising	1,284	2,296	2,238
Occupancy and equipment	5,999	5,772	5,198
Outside professional services	1,882	2,004	2,923
Regulatory assessments	4,018	1,225	1,236
Data processing	4,209	4,001	4,055
Office operations	5,984	6,111	6,287
Deposit processing charges	862	990	1,145
Lending and collection	1,278	1,276	1,120
Other	2,639	2,124	2,198
	74,932	69,359	57,957

Income (loss) before income tax expense (benefit)	3,630	(5,592)	7,811
Income tax expense (benefit)	960	(2,277)	2,744

Net income (loss)	$2,670	$(3,315)	$5,067
Earnings (loss) per share:
Basic	$0.11	$(0.14)	$0.20

Diluted	$0.11	$(0.14)	$0.20

See accompanying notes to consolidated financial statements.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31,
(Dollar amounts in thousands)

	2009	2008	2007

Net income (loss)	$2,670	$(3,315)	$5,067

Other comprehensive income (loss):

Change in unrealized gains (losses) on securities available for sale	1,261	(17,545)	1,423
Reclassification of amount realized through impairment charges	12,246	13,809	-
Reclassification of amount realized through sale of securities	(2,377)	-	-
Tax effect	(2,872)	1,262	(493)
Other comprehensive income (loss), net of tax	8,258	(2,474)	930

Comprehensive income (loss)	$10,928	$(5,789)	$5,997

See accompanying notes to consolidated financial statements.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31,
(Dollar amounts in thousands, except per share and share data)

	Common Stock	Additional Paid-In Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity
Balance at January 1, 2007	$258	$111,844	$(9,104)	$111,849	$(69)	$-	$214,778
ESOP shares earned, 92,839 shares	-	682	928	-	-	-	1,610
Treasury stock purchased at cost, 1,000,455 shares	-	-	-	-	-	(17,566)	(17,566)
Share-based compensation expense	-	1,090	-	-	-	-	1,090
Restricted stock granted (420,208 shares)	4	(4)	-	-	-	-	-
Dividends declared ($0.20 per share)	-	-	-	(2,115)	-	-	(2,115)
Comprehensive income:
Net income	-	-	-	5,067	-	-	5,067
Change in unrealized gains (losses) on securities available
for sale, net of reclassifications and taxes of $(493)	-	-	-	-	930	-	930
Total comprehensive income							5,997
Balance at December 31, 2007	262	113,612	(8,176)	114,801	861	(17,566)	203,794
ESOP shares earned, 107,955 shares	-	881	1,079	-	-	-	1,960
Treasury stock purchased at cost, 289,346 shares	-	-	-	-	-	(4,312)	(4,312)
Share-based compensation expense	-	1,719	-	-	-	-	1,719
Adjustment to deferred tax asset for difference between fair value of vested restricted stock and expense booked	-	(79)	-	-	-	-	(79)
Restricted stock granted (10,000 shares)	-	(170)	-	-	-	170	-
Dividends declared ($0.29 per share)	-	-	-	(3,154)	-	-	(3,154)
Comprehensive loss:
Net loss	-	-	-	(3,315)	-	-	(3,315)
Change in unrealized gains (losses) on securities available for sale, net of reclassifications and taxes of $1,312	-	-	-	-	(2,474)	-	(2,474)
Total comprehensive loss							(5,789)
Balance at December 31, 2008	262	115,963	(7,097)	108,332	(1,613)	(21,708)	194,139

See accompanying notes to consolidated financial statements.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31,
(Dollar amounts in thousands, except per share and share data)

	Common Stock	Additional Paid-In Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity

Balance at December 31, 2008	262	115,963	(7,097)	108,332	(1,613)	(21,708)	194,139
Cumulative effect of change in accounting principle,
initial application of other-than-temporary impairment net of tax of $1,508
guidance (net of tax)	-	-	-	2,843	(2,843)	-	-
ESOP shares earned, 93,744 shares	-	707	938	(185)	-	-	1,460
Share-based compensation expense	-	1,763	-	-	-	-	1,763
Adjustment to deferred tax asset for difference between fair value of vested restricted stock and expense booked	-	(136)	-	-	-	-	(136)
Dividends declared ($0.23 per share)	-	-	-	(2,472)	-	-	(2,472)
Comprehensive income:
Net income	-	-	-	2,670	-	-	2,670
Change in unrealized gains (losses) on securities available for sale for which a portion of an other-than-temporary impairment has been recognized in earnings, net of reclassifications and taxes of $(3,767)	-	-	-	-	7,101	-	7,101

Change in unrealized gains (losses) on securities available for sale, net of reclassifications and taxes of $(614)	-	-	-	-	1,157	-	1,157
Total comprehensive income							10,928
Balance at December 31, 2009	$262	$118,297	$(6,159)	$111,188	$3,802	$(21,708)	$205,682

See accompanying notes to consolidated financial statements.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(Dollar amounts in thousands)

	2009	2008	2007
Cash flows from operating activities
Net income (loss)	$2,670	$(3,315)	$5,067
Adjustments to reconcile net income (loss) to net cash from operating activities:
Provision for loan losses	7,652	6,171	3,268
Depreciation and amortization	3,784	4,365	4,469
Premium amortization and accretion of securities, net	1,034	(767)	(873)
Gain on sale of available for sale securities	(2,377)	-	-
Impairment of collateralized debt obligations	12,246	13,809	-
ESOP compensation expense	1,460	1,960	1,610
Share-based compensation expense	1,763	1,719	1,090
Amortization of mortgage servicing rights	309	292	291
Net gain on loans held for sale	(16,591)	(9,390)	(1,298)
Loans originated or purchased for sale	(5,742,599)	(591,218)	(87,378)
Proceeds from sale of loans held for sale	5,577,643	453,896	78,716
FHLB stock dividends	(16)	(271)	(208)
Increase in bank-owned life insurance	(539)	(1,081)	(460)
Loss (gain) on disposition of property and equipment	34	(16)	165
Write off of leasehold improvements related to in-store closings	337	-	-
Net loss (gain) on sales of other real estate owned	(195)	106	156
Valuation adjustment on mortgage servicing rights	191	-	-
Net change in deferred loan fees	(46)	1,809	2,973
Net change in accrued interest receivable	420	(1,741)	(911)
Net change in other assets	(10,806)	(4,388)	(1,447)
Net change in other liabilities	(5,692)	7,701	5,627
Net cash from operating activities	(169,318)	(120,359)	10,857
Cash flows from investing activities
Contribution to new markets equity fund	-	(1,554)	(1,600)
Available-for-sale securities:
Maturities, prepayments and calls	509,350	109,051	103,299
Purchases	(582,025)	(66,098)	(319,337)
Proceeds from sale of AFS securities	73,785	-	-
Held-to-maturity securities:
Maturities, prepayments and calls	49,649	24,506	5,565
Purchases	(132,446)	(176,630)	(14,403)
Proceeds from member capital account	-	1,000	-
Purchase of assets of VPBM	-	-	(1,323)
Net change in loans	118,266	(341,728)	49,700
Purchase of bank-owned life insurance	-	-	(26,037)
Redemption/(purchase) of FHLB stock	3,965	(11,605)	(2,309)
Purchases of premises and equipment	(8,667)	(9,460)	(3,212)
Proceeds from sale of fixed assets	9	36	154
Proceeds on sale of other real estate owned	2,623	1,455	549
Net cash from investing activities	34,509	(471,027)	(208,954)

Continued

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(Dollar amounts in thousands)

	2009	2008	2007
Cash flows from financing activities
Net change in deposits	248,575	250,497	62,712
Proceeds from Federal Home Loan Bank advances	-	313,000	84,507
Repayments on Federal Home Loan Bank advances	(98,337)	(30,610)	(11,818)
Proceeds from other borrowings	10,000	-	-
Proceeds from repurchase agreement	-	25,000	-
Treasury stock purchased	-	(4,312)	(17,566)
Payment of dividends	(2,472)	(3,154)	(2,115)
Net cash from financing activities	157,766	550,421	115,720
Net change in cash and cash equivalents	22,957	(40,965)	(82,377)
Beginning cash and cash equivalents	32,513	73,478	155,855
Ending cash and cash equivalents	$55,470	$32,513	$73,478
Supplemental cash flow information:
Interest paid	$49,171	$45,382	$40,610
Income taxes paid	$1,790	$1,917	$3,567
Supplemental noncash disclosures:
Transfers from loans to other real estate owned	$5,677	$2,690	$983
Payable for new markets equity fund	$-	$-	$640

See accompanying notes to consolidated financial statements.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  The consolidated financial statements include ViewPoint Financial Group, whose business currently consists of the operations of its wholly-owned subsidiary, ViewPoint Bank.  At December 31, 2009, the Bank’s operations included its wholly-owned subsidiary, ViewPoint Bankers Mortgage, Inc. (VPBM), which originates residential mortgages primarily in Texas and sells loans it originates to outside investors and to ViewPoint Bank.  Intercompany transactions and balances are eliminated in consolidation.  ViewPoint Financial Group is a majority owned (57%) subsidiary of ViewPoint MHC, a mutual organization whose members are the depositors of the Bank.  These financial statements do not include the transactions and balances of ViewPoint MHC.

The Company provides financial services through 23 community bank offices and 15 loan production offices.  Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial real estate, commercial non-mortgage, and consumer loans.  Most loans are secured by specific items of collateral, including business assets, consumer assets and commercial and residential real estate.  Commercial loans are expected to be repaid from cash flow from operations of businesses.  There are no significant concentrations of loans to any one industry or customer.  However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the Company’s geographic markets.

Use of Estimates:  To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.  The allowance for loan losses, valuation of other real estate owned, mortgage servicing rights, other-than-temporary impairment of securities, realization of deferred tax assets, and fair values of financial instruments are particularly subject to change.

Cash Flows:  Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold.  Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, federal funds purchased, and repurchase agreements.

Securities:  Securities that the Company has both the positive intent and ability to hold to maturity are classified as held to maturity and are carried at amortized cost.  Securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, are classified as available for sale and are carried at fair value.  Unrealized gains and losses on securities classified as available for sale have been accounted for as accumulated other comprehensive income (loss).

Gains and losses on the sale of securities available for sale are recorded on the trade date determined using the specific-identification method.  Amortization of premiums and discounts are recognized in interest income over the period to maturity.  Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayment, except for mortgage-backed securities where prepayments are anticipated.

In determining other-than-temporary impairment for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery.  The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.  In analyzing an issuer’s financial condition, the Company will consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When other-than-temporary impairment occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current period credit loss.  If the Company intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date.  If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors.  The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings.  The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes.  The previous amortized cost basis less the other-than-temporary impairment recognized in earnings becomes the new amortized cost basis of the investment.

The analysis of all collateralized debt obligations, all of which were sold in June 2009, included a review of the financial condition of each of the issuers, with issuer specific and non-specific estimates of future deferrals, defaults, recoveries, and prepayments of principal being factored into the analysis.  Prior to the date of sale, no actual loss of principal or interest had occurred.

Loans Held for Sale:  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors.  Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.  Most mortgage loans held for sale are generally sold with servicing rights released.  The carrying value of mortgage loans sold with servicing rights retained is reduced by the amount allocated to the servicing right.  Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.  Sales in the secondary market are recognized when full acceptance and funding has been received.

Loans:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses.  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection.  Consumer loans are typically charged off no later than 120 days past due.  Past due status is based on the contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.  Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.  A loan is moved to nonaccrual status in accordance with the Company’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income.  Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk:  Most of the Company’s business activity is with customers located within the North Texas region.  Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the North Texas area.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses:  The allowance for loan losses is a valuation allowance for estimated credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.  Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loans that, in management’s judgment, should be charged off.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed.

The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.  The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when it is probable, based on current information and events, that the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.  Loans for which terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings and are classified as impaired.

Impaired loans are measured on an individual basis for individually significant loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.  The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.  Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures.  Loans reported as troubled debt restructurings are evaluated in accordance with ASC 310-40 Receivables – Troubled Debt Restructurings by Creditors and ASC 310-10-35-2 through 30, Receivables – Overall – Subsequent Measurement – Impairment.  If the loan is not collateral dependent, it is then evaluated at the present value of estimated future cash flows using the loan’s effective interest rate at inception.

Servicing Rights:  Servicing rights are recognized separately when they are acquired through sales of loans.  When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans.  Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.  Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Servicing assets represent the fair value of retained servicing rights on loans sold (as well as the cost of purchased rights).  Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues.  Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount.  Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type.  Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the capitalized amount.  If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans.  The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.  The amortization of mortgage servicing rights is netted against loan servicing fee income.

Transfers of Financial Assets:  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.  If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense.  Operating costs after acquisition are expensed.

Premises and Equipment:  Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation.  Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 30 years.  Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.  The cost of leasehold improvements is amortized over the shorter of the lease term or useful life using the straight-line method.

Federal Home Loan Bank (FHLB) stock:  The Company is a member of the FHLB system.  Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recoverability of the par value.  Both cash and stock dividends are reported as income.

Bank-Owned Life Insurance:  The Company has purchased life insurance policies on a group of key personnel.  The purchase of these life insurance policies allows the Company to use tax-advantaged rates of return.  The Company records bank owned life insurance at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement, in accordance with FASB ASC 325-30, Investments in Insurance Contracts (EITF 06-05, Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4).

Goodwill:  Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired.  Goodwill resulting from business combinations after January 1, 2009 represents the future economic benefits arising from other assets acquired that are individually identified and separately recognized.  Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually.  Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows.  If impaired, the assets are recorded at fair value.

Membership Capital Account at Corporate Credit Union:  The Company had a membership capital account at a corporate credit union, which is an uninsured deposit that may be redeemed with a three-year notice.  The Company provided a notice of withdrawal to the holder of the membership capital account on May 23, 2005, due to the Company’s conversion to a federally-chartered thrift as of January 1, 2006, and received the funds in May 2008.

Brokerage Fee Income:  Acting as an agent, the Company earns brokerage income by buying and selling securities on behalf of its customers through an independent third party and earning fees on the transactions.  These fees are recorded on the trade date.

Mortgage Servicing Revenue:  The Company performs mortgage servicing operations for other financial institutions.  These servicing activities include payment processing and recordkeeping for mortgage loans funded by these other financial institutions.  The Company records servicing fee income based upon a stated percentage of the unpaid principal balance outstanding or a fixed amount per loan.  These fees are recorded as the services are performed.

Advertising Expense:  The Company expenses all advertising costs as they are incurred.

Loan Commitments and Related Financial Instruments:  Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.  A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2007.  A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  The Company did not have any amount accrued with respect to uncertainty in income taxes at December 31, 2009 and 2008.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense and did not have any amounts accrued for interest and penalties at December 31, 2009 and 2008.  Prior to 2006, ViewPoint Bank was a Texas-chartered credit union and was not generally subject to corporate income tax.

Share-Based Compensation:  Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant.  A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards.  Compensation cost is recognized over the required service period, generally defined as the vesting period.  For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.  For awards with performance-based vesting conditions, compensation cost is recognized when the achievement of the performance condition is considered probable of achievement.  If a performance condition is subsequently determined to be improbable of achievement, compensation cost is reversed.

Retirement Plans:  Employee 401(k) and profit sharing plan expense is the amount of matching contributions as determined by formula.  Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Comprehensive Income (Loss):  Comprehensive income (loss) consists of net income and other comprehensive income (loss).  Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash:  Cash on hand or on deposit with the Federal Reserve Bank of $1,000 and $1,000 was required to meet regulatory reserve and clearing requirements at December 31, 2009 and 2008.  The Federal Reserve Bank pays interest on required reserve balances and on excess balances.

Earnings (loss) per common share:  Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period, reduced for unallocated ESOP shares and average unearned restricted stock awards.  All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation.  Diluted earnings (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period increased for the dilutive effect of unvested stock options and stock awards, if any.

Employee stock ownership plan (ESOP):  The Company accounts for its ESOP in accordance with ASC 718-40, Employee Stock Ownership Plans.  Accordingly, since the Company sponsors the ESOP with an employer loan, neither the ESOP’s loan payable nor the Company’s loan receivable are reported in the Company’s consolidated balance sheet.  Likewise the Company does not recognize interest income or interest cost on the loan.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unallocated shares held by the ESOP are recorded as unearned ESOP shares in the consolidated statement of changes in shareholders’ equity.   As shares are committed to be released for allocation, the Company recognizes compensation expense equal to the average market price of the shares for the period.  Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Dividend Restriction:  Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Value of Financial Instruments:  Fair values of financial instruments are estimated using market information and other assumptions, as more fully disclosed in a separate note.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments:  The reportable segments are determined by the products and services offered, primarily distinguished between banking and mortgage banking.  Loans, investments and deposits generate the revenues in the banking segment; secondary marketing sales generate the revenue in the mortgage banking segment.  Segment performance is evaluated using segment profit (loss).

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of New Accounting Standards:

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (ASC 820-10).  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard was effective for fiscal years beginning after November 15, 2007.   In February 2008, the FASB issued Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157, which is currently FASB ASC 820-10.  This FSP delayed the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  Please see Note 6 – Fair Value for the impact of the adoption of this standard.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (ASC 805).   ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.  ASC 805 was effective for fiscal years beginning on or after December 15, 2008.  The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133 (ASC 815), which amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities.  ASC 815 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements.  ASC 815 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  Currently the Company has no items that are required to be accounted for under this guidance.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events (ASC 855-10).  Under ASC 855-10, the effects of events that occur subsequent to the balance sheet date should be evaluated through the date the financial statements are either issued or available to be issued.   The guidance states that companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.  Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance sheet date (recognized subsequent events).  Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading.  This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application.   The Company has applied this guidance and has included the required disclosure in these financial statements.  In February 2010, the FASB amended its guidance on subsequent events to remove the requirement for SEC filers (as defined in Accounting Standards Update 2010-09) to disclose the date through which an entity has evaluated subsequent events.

In June 2009, the FASB replaced Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, with Statement 162, The Hierarchy of Generally Accepted Accounting Principles, and established the FASB Accounting Standards Codification TM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods after September 15, 2009.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1—Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (ASC 260-10).  This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share (EPS) under the two-class method.  ASC 260-10 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method.  This FSP was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years.  All prior-period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this FSP.  The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities.  This guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is determined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.   Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded.

ASC 320-10 was effective for interim and annual reporting periods ending June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The Company elected to early-adopt this FSP as of January 1, 2009.  During the year ended December 31, 2008, the Company recognized an other-than-temporary impairment charge of $13,809 (which includes $50 of accrued interest) for collateralized debt obligations.  At adoption of this guidance, the Company reversed $4,351 (gross of tax) of this impairment charge, representing the non-credit portion, which resulted in a $9,408 gross impairment charge related to credit at January 1, 2009.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During the year ended December 31, 2009, the Company recognized $12,246 in impairment charges to write off our collateralized debt obligations due to other-than-temporary impairment, which was credit-related.  These securities were sold in June 2009.  Please see Note 4, Securities, for more information.

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10).  This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.   Adjustments to those transactions or prices would be needed to determine the appropriate fair value.  The FSP, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009.  The Company elected to early-adopt this FSP as of January 1, 2009.  The adoption of this FSP did not have a significant impact to the Company’s financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (ASC 820). This Update provides amendments to ASC 820 for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with the principles of ASC 820.  The amendments in this guidance also clarify that both a quoted price for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  The guidance was effective for the first reporting period (including interim periods) beginning after issuance.  The adoption of this Update did not have a significant impact to the Company’s financial statements.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140 (ASC 860).  The new accounting requirement amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity.  This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  This Statement must be applied to transfers occurring on or after the effective date.  Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes.  Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of this Statement were also amended and apply to transfers that occurred both before and after the effective date of this Statement.  The Company does not expect the adoption of this Statement to have a significant impact to the Company’s financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46 (R) (ASC 810), which amended guidance for consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity.  Additional disclosures about an enterprise’s involvement in variable interest entities are also required. This guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited.  The Company does not expect the adoption of this Statement to have a significant impact to the Company’s financial statements.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 2 – ESOP ADJUSTMENT

The Company revised its consolidated balance sheet as of December 31, 2008, and the beginning balance in the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2009, to reflect an adjustment made in accordance with Accounting Standards Codification (“ASC”) 250-10-S99 during the first quarter of 2009.  This adjustment related to a correction of the Company’s allocation of ESOP shares.  For 2008, the Company allocated 15,116 shares more than scheduled under the ESOP plan as a result of an additional principal payment, causing an understatement of compensation expense for 2008.  Due to this correction, retained earnings was decreased by $159, income taxes payable (disclosed under other liabilities) was decreased by $82, additional paid-in capital was increased by $90 and unearned ESOP shares was decreased by $151.

The relevant information included in the consolidated statement of income for the year ended December 31, 2008, the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2008, and the consolidated statement of cash flows for the year ended December 31, 2008, were revised to reflect the above correction.  As a result, for the year ended December 31, 2008, salaries and employee benefits expense was increased by $241, which had a net effect of increasing the net loss by $159.  The adjustment decreased basic and diluted loss per share by $0.01 to $(0.14) for the year ended December 31, 2008.

The ESOP adjustment is not material to prior periods.  The below table illustrates the impact of this adjustment on the Company’s December 31, 2008 balance sheet and the statement of income for year ended December 31, 2008.

BALANCE SHEET- DECEMBER 31, 2008	As reported	ESOP adjustment	As adjusted
Other liabilities	$33,658	$(82)	$33,576
Total liabilities	2,019,358	(82)	2,019,276
Additional paid-in capital	115,873	90	115,963
Retained earnings	108,491	(159)	108,332
Unearned ESOP shares	(7,248)	151	(7,097)
Total shareholders’ equity	194,057	82	194,139

STATEMENT OF INCOME	As reported	ESOP adjustment	As adjusted
Year ended December 31, 2008
Salaries and employee benefits expense	$43,319	$241	$43,560
Total non-interest expense	69,118	241	69,359
Loss before income tax benefit	(5,351)	(241)	(5,592)
Income tax benefit	(2,195)	(82)	(2,277)
Net loss	(3,156)	(159)	(3,315)
Loss per share (basic and diluted)	(0.13)	(0.01)	(0.14)

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 3 – CONCENTRATION OF FUNDS

At December 31, 2009 and 2008, the Company had the following balances on deposit at other financial institutions:

	December 31,
	2009	2008
Federal Reserve Bank of Dallas	$12,729	$2,863
Federal Home Loan Bank of Dallas	2,233	2,087
Texas Independent Bank	-	8,799
Texas Capital Bank	23,063	741
	$38,025	$14,490

Congress has temporarily increased FDIC deposit insurance from $100 to $250 per depositor through December 31, 2013.

At December 31, 2009 and 2008, the Company maintains a compensating balance for official check processing of $1,369 and $1,369.  These balances are included in the other assets on the consolidated balance sheets.

NOTE 4 – SECURITIES

The fair value of available-for-sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and federal agency	$47,994	$-	$(556)	$47,438
Agency residential mortgage-backed securities	197,437	4,377	(187)	201,627
Agency residential collateralized mortgage obligations	226,242	3,588	(1,329)	228,501
SBA pools	6,565	-	(73)	6,492
Total securities	$478,238	$7,965	$(2,145)	$484,058

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and federal agency	$18,502	$238	$-	$18,740
Agency residential mortgage-backed securities	137,338	1,492	(659)	138,171
Agency residential collateralized mortgage obligations	313,391	4,199	(7,525)	310,065
SBA pools	8,313	-	(213)	8,100
Collateralized debt obligations	7,940	-	-	7,940
Total securities	$485,484	$5,929	$(8,397)	$483,016

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 4 – SECURITIES (Continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and federal agency	$14,991	$140	$-	$15,131
Agency residential mortgage-backed securities	154,013	4,555	(175)	158,393
Agency residential collateralized mortgage obligations	56,414	978	(2)	57,390
Municipal bonds	29,306	698	(104)	29,900
Total securities	$254,724	$6,371	$(281)	$260,814

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and federal agency	$9,992	$151	$-	$10,143
Agency residential mortgage-backed securities	140,663	3,491	(56)	144,098
Agency residential collateralized mortgage obligations	12,304	417	(25)	12,696
Municipal bonds	9,384	258	-	9,642
Total securities	$172,343	$4,317	$(81)	$176,579

The fair value of debt securities and carrying amount, if different, at year end 2009 by contractual maturity were as follows.  Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Held to maturity		Available for sale
	Carrying Amount	Fair Value	Fair Value
Due in one year or less	$-	$-	$-
Due from one to five years	16,313	16,532	-
Due from five to ten years	8,563	8,912	49,041
Due after ten years	19,421	19,587	4,889
Agency residential mortgage-backed securities	154,013	158,393	201,627
Agency residential collateralized mortgage obligations	56,414	57,390	228,501
Total	$254,724	$260,814	$484,058

Securities pledged at year-end 2009 and 2008 had a carrying amount of $465,380 and $343,678 and were pledged to secure public deposits, the repurchase agreement, discount window borrowings, and treasury tax and loan deposits.

At year end 2009 and 2008, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies or U.S. Government Sponsored Enterprises, in an amount greater than 10% of shareholders’ equity.

Sales activity of securities for the years ended December 31, 2009, 2008 and 2007 was as follows:

	December 31, 2009	December 31, 2008	December 31, 2007

Proceeds	$73,785	$-	$-
Gross gains	2,377	-	-
Gross losses	-	-	-
Net impairment loss recognized in earnings	(12,246)	(13,809)	-

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 4 – SECURITIES (Continued)

The tax provision related to these realized gains for the years ended December 31, 2009, 2008 and 2007 was $808, $0 and $0, respectively (using a 34% tax rate).

Securities with unrealized losses at year-end 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2009

SBA pools	$-	$-	$6,492	$(73)	$6,492	$(73)
Municipal bonds	4,333	(104)	-	-	4,333	(104)
Agency residential mortgage-backed securities	70,882	(362)	-	-	70,882	(362)
Agency residential collateralized mortgage obligations	3,797	(32)	90,643	(1,299)	94,440	(1,331)
U.S. Government and federal agency	47,438	(556)	-	-	47,438	(556)
Total temporarily impaired	$126,450	$(1,054)	$97,135	$(1,372)	$223,585	$(2,426)

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2008

SBA pools	$8,100	$(213)	$-	$-	$8,100	$(213)
Agency residential mortgage-backed securities	89,439	(715)	-	-	89,439	(715)
Agency residential collateralized mortgage obligations	23,559	(217)	101,447	(7,333)	125,006	(7,550)
Total temporarily impaired	$121,098	$(1,145)	$101,447	$(7,333)	$222,545	$(8,478)

In determining other-than-temporary impairment for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery.  The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.  In analyzing an issuer’s financial condition, the Company will consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

When other-than-temporary impairment occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current period credit loss.  If the Company intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date.  If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors.  The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings.  The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes.  The previous amortized cost basis less the other-than-temporary impairment recognized in earnings becomes the new amortized cost basis of the investment.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 4 – SECURITIES (Continued)

During the year ended December 31, 2008, the Company recognized an other-than-temporary impairment charge of $13.8 million for collateralized debt obligations.  In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities.  The Company elected to early-adopt this FSP as of January 1, 2009, and the Company reversed $4.4 million (gross of tax) of this impairment charge through retained earnings, representing the non-credit portion, which resulted in a $9.4 million gross impairment charge related to credit at January 1, 2009.  In addition, accumulated other comprehensive loss was increased by the corresponding amount, net of tax.  During the first quarter of 2009, the Company recognized a $465,000 non-cash impairment charge to write off one of our collateralized debt obligations due to other-than-temporary impairment, which was credit-related.

During the second quarter of 2009, the Company updated its analysis and recognized $11.8 million in impairment charges to write off our collateralized debt obligations due to other-than-temporary impairment, which was determined to be all credit-related.  This charge was determined by applying an ASC 325-40 discounted cash flow analysis, which included estimates based on current sales price data, to the securities and reduced their value to fair value.  As required by ASC 325-40, when an adverse change in estimated cash flows has occurred, the credit component of the unrealized loss must be recognized as a charge to earnings.  The analysis of all collateralized debt obligations in our portfolio included a review of the financial condition of each of the issuers, with issuer specific and non-specific estimates of future deferrals, defaults, recoveries, and prepayments of principal being factored into the analysis.  Prior to the date of sale, no actual loss of principal or interest had occurred.

These securities were sold in late June 2009.  The decision to sell all of the Company’s collateralized debt obligations was made after considering the following:  (1) June valuation reports from the trustee showed significantly higher levels of new defaults among the underlying issuers than previously reported, further reducing collateral coverage ratios; (2) an analysis of underlying issuers’ current return on assets ratios, Tier One capital ratios, leverage ratios, change in leverage ratios, and non-performing loans ratios showed ongoing and worsening credit deterioration, suggesting probable and possible future defaults; (3) the modeling of Level 3 projections of future cash flows, using internally defined assumptions for future deferrals, defaults, recoveries, and prepayments, showed no expected future cash flows; (4) a ratings downgrade from BBB to C for each of the securities during the quarter; and (5) the expected cash realization of tax benefits as a result of the actual sale of the securities.  The sale of the collateralized debt obligation securities generated proceeds of $224,000.  The Company used the sales proceeds as the estimated fair value of the securities in determining the impairment charge.  Therefore, no gain or loss was recognized on the sale of the securities.

The table below presents a reconciliation of the credit portion of other-than-temporary impairment charges relating to the collateralized debt obligations.

	December 31, 2009
Beginning balance, January 1, 2009	$9,408	(1)
Additional credit losses not recorded previously	12,246
Reductions for securities sold	(21,654)
Reductions for securities that are planned to be sold	-
Additional credit losses on previous other-than- temporary impairment reported in accumulated other comprehensive loss	-
Reductions for increases in cash flows	-
Ending balance, December 31, 2009	$-
______________________________
(1)	Reduced by $4.4 million due to adoption of new accounting guidance for other-than-temporary impairment as discussed above.

The Company’s SBA pools are guaranteed as to principal and interest by the U.S. government.  The agency residential mortgage-backed securities and agency collateralized mortgage obligations were issued and are backed by the Government National Mortgage Association (GNMA), a U.S. government agency, or by FNMA or the FHLMC, both U.S. government sponsored agencies.   They carry the explicit or implicit guarantee of the U.S. government.  The Company does not own any non-agency mortgage-backed securities or collateralized mortgage obligations.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 4 – SECURITIES (Continued)

The Company conducts regular reviews of the municipal bond agency ratings of securities.  These reviews focus on the underlying rating of the issuer and also include the insurance rating of securities that have an insurance component.  The ratings and financial condition of the issuers are monitored as well, including reviews of official statements and other available municipal reports.  The Company’s municipal bonds, which include both the ratings of the underlying issuers and the ratings with credit support, are all rated at least A by Standard and Poor’s or A3 by Moody’s.

NOTE 5 – LOANS

Loans consist of the following:

	December 31,	December 31,
	2009	2008
Mortgage loans:
One- to four-family	$440,847	$498,961
Commercial real estate	453,604	436,483
One- to four-family construction	6,195	503
Commercial construction	879	-
Home equity	97,226	101,021
Total mortgage loans	998,751	1,036,968

Automobile indirect loans	10,711	38,837
Automobile direct loans	57,186	73,033
Government-guaranteed student loans	5,818	7,399
Commercial non-mortgage loans	27,983	18,574
Warehouse lines of credit	-	53,271
Consumer lines of credit and unsecured loans	14,781	15,192
Other consumer loans, secured	6,399	6,708
Total non-mortgage loans	122,878	213,014

Gross loans	1,121,629	1,249,982
Deferred net loan origination fees	(1,160)	(1,206)
Allowance for loan losses	(12,310)	(9,068)
Net loans	$1,108,159	$1,239,708

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 5 – LOANS (Continued)

Activity in the allowance for loan losses was as follows:

	Years Ended
	December 31,
	2009	2008	2007

Beginning balance	$9,068	$6,165	$6,507

Provision for loan losses	7,652	6,171	3,268
Loans charged-off	(4,995)	(4,026)	(5,080)
Recoveries	585	758	1,470

Ending balance	$12,310	$9,068	$6,165

Individually impaired loans were as follows:

	December 31, 2009	December 31, 2008
Period-end loans with no allocated allowance for loan losses	$8,240	$3,068
Period-end loans with allocated allowance for loan losses	4,352	1,597
Total	$12,592	$4,665

Amount of the allowance for loan losses allocated to impaired loans at period-end	$738	$328

Based on management’s analysis of the collateral and/or the present value of expected future cash flows of the individual loans, no allowance for loan losses was deemed necessary for certain impaired loans above.

	Years Ended,
	December 31,
	2009	2008	2007
Average of individually impaired loans during the year	$9,349	$4,225	$4,027
Interest income recognized during impairment	366	258	370
Cash-basis interest income recognized	358	238	350

Nonperforming loans were as follows:

	December 31, 2009	December 31, 2008
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans	11,675	2,217
Troubled debt restructurings	978	2,528
Total	$12,653	$4,745

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.  Included in the $11,675 reported for nonaccrual loans, $4,807 are troubled debt restructurings that are on nonaccrual status.  The Company has allocated $418 of specific valuation allowances to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009.  Management does not have any outstanding commitments to lend additional funds to debtors with loans whose terms have been modified in troubled debt restructurings.  If interest income had been accrued on nonaccrual loans during the periods presented, such income would have approximated $670, $226, and $218 for December 31, 2009, 2008, and 2007.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 6 - FAIR VALUE

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Prices or valuation techniques that require inputs that are both significant and unobservable in the market.  These instruments are valued using the best available data, some of which is internally developed and reflects a reporting entity’s own assumptions, and considers risk premiums that market participants would generally require.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Prior to their sale in June 2009, the Level 3 investments consisted of five collateralized debt obligations known as trust preferred securities.  Depository institutions comprised at least 75% of the underlying issuers in each of these securities, with the remainder being insurance companies.  No one entity represented more than 5% of the underlying issuers in any of the securities.   Once priced using Level 2 inputs, the decline in the level of observable inputs and market activity in this class of investments became significant and resulted in unreliable external pricing.  Broker pricing and bid/ask spreads, when available, varied widely.  The once active market was comparatively inactive.

During the year ended December 31, 2009, the Company recognized a $12,246 pre-tax charge for the other-than-temporary decline in the fair value of the collateralized debt obligations, reducing their value to fair value.  This occurred prior to sale.  This charge was determined by applying a discounted cash flow model analysis under ASC 325-40 to the securities.  The analysis included a review of the financial condition of each of the underlying issuers, with issuer specific and non-specific estimates of future deferrals, defaults, recoveries, and prepayments of principal being factored into the model, resulting in a waterfall distribution of estimated future cash flows to each tranche of the collateralized debt obligation.  Prior to the June 2009 sale date, no actual loss of principal or interest had occurred.

During the year ended December 31, 2008, the Company recognized a $13,809 pre-tax charge for the other-than-temporary decline in the fair value of collateralized debt obligations.  This charge was determined by applying an EITF 99-20 discounted cash flow analysis, which included a review of the financial condition of the issuers with estimates of future deferrals, defaults and recoveries being factored into the analysis.  As of December 31, 2008, no actual loss of principal or interest had occurred.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 6 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2009, Using
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
U.S. government and federal agency	$47,438	$-	$47,438	$-
Agency residential mortgage-backed securities	201,627	-	201,627	-
Agency residential collateralized mortgage obligations	228,501	-	228,501	-
SBA pools	6,492	-	6,492	-
Total securities available for sale	$484,058	$-	$484,058	$-

		Fair Value Measurements at December 31, 2008, Using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
U.S. government and federal agency	$18,740	$-	$18,740	$-
Agency residential mortgage-backed securities	138,171	-	138,171	-
Agency residential collateralized mortgage obligations	310,065	-	310,065	-
SBA pools	8,100	-	8,100	-
Collateralized debt obligations	7,940	-	-	7,940
Total securities available for sale	$483,016	$-	$475,076	$7,940

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2009 and 2008:

Securities available for sale
Beginning balance, January 1, 2008	$-
Transfers into Level 3 at September 30, 2008	14,718
Total gains or losses (realized /unrealized)
Included in earnings
Impairment of collateralized debt obligations to fair value	(13,809)
Included in other comprehensive income	7,031
Ending balance, December 31, 2008	7,940

Adjustment due to adoption of ASC 320-10-65, non-credit portion of impairment previously recorded	4,351
Proceeds from sale of securities	(224)
Total gains or losses (realized /unrealized)
Included in earnings
Interest income on securities	159
Impairment of collateralized debt obligations (all credit)	(12,246)
Gains (losses) on sales of securities	20
Ending balance, December 31, 2009	$-

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 6 - FAIR VALUE (Continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2009, Using
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	$3,614	$-	$3,614	$-
Mortgage servicing rights	872	-	872	-
Other real estate owned	3,917	-	3,917	-

		Fair Value Measurements at December 31, 2008, Using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	$1,269	$-	$1,269	$-

Impaired loans, which primarily consist of one- to four-family residential, home equity, commercial real estate and commercial non-mortgage loans, are measured for impairment using the fair value of the collateral (as determined by third party appraisals using recent comparative sales data) for collateral dependent loans.  Impaired loans with allocated allowance for loan losses at December 31, 2009, had a carrying amount of $3,614, which is made up of the outstanding balance of $4,352, net of a valuation allowance of $738.  This resulted in an additional provision for loan losses of $667 that is included in the amount reported on the income statement.  Impaired loans with allocated allowance for loan losses at December 31, 2008, had a carrying amount of $1,269, which is made up of the outstanding balance of $1,597, net of a valuation allowance of $328.  This resulted in an additional provision for loan losses of $55.

Other real estate owned, which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $3,917, which is made up of the outstanding balance of $3,954, net of a valuation allowance of $37 at December 31, 2009, resulting in net write-downs of $188 for the year ending December 31, 2009.

Activity for other real estate owned for the year ended December 31, 2009, and the related valuation allowance follows:

Other real estate owned:
Balance at January 1, 2009	$1,561
Transfers in at fair value	4,487
Change in valuation allowance	181
Sale of property (gross)	(2,312)
Balance at December 31, 2009	$3,917

Valuation allowance:
Balance at January 1, 2009	$218
Sale of property	(369)
Valuation adjustment	188
Balance at December 31, 2009	$37

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 6 - FAIR VALUE (Continued)

Mortgage servicing rights, which are carried at lower of cost or fair value, were carried at their fair value of $872 at December 31, 2009, which is made up of the outstanding balance of $1,063, net of a valuation allowance of $191 at December 31, 2009.  Activity for capitalized mortgage servicing rights for the year ended December 31, 2009, and the related valuation allowance follows:

Mortgage servicing rights:
Balance at January 1, 2009	$1,372
Amortized to expense	(309)
Change in valuation allowance	(191)
Balance at December 31, 2009	$872

Valuation allowance:
Balance at January 1, 2009	$-
Additions expensed	300
Valuation adjustment	(109)
Balance at December 31, 2009	$191

Mortgage servicing rights were carried at cost at December 31, 2008.

Management periodically evaluates servicing assets for impairment.  At December 31, 2009, the fair value of servicing assets was determined using a weighted-average discount rate of 11% and an average prepayment speed of 16.7%.  At December 31, 2008, the fair value of servicing assets was determined using a weighted-average discount rate of 11% and an average prepayment speed of 13.2%.  For purposes of measuring impairment, servicing assets are stratified by loan type.  An impairment is recognized if the carrying value of servicing assets exceeds the fair value of the stratum.  The fair values of servicing assets were approximately $872 and $1,372 at December 31, 2009 and 2008, respectively, on serviced loans totaling $145,762 and $178,611 at December 31, 2009 and 2008.

The weighted average amortization period is 2.9 years.  Estimated amortization expense for each of the next five years is:

2010	$228
2011	174
2012	137
2013	109
2014	87

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 6 - FAIR VALUE (Continued)

Carrying amount and estimated fair values of financial instruments at year end were as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$55,470	$55,470	$32,513	$32,513
Securities available for sale	484,058	484,058	483,016	483,016
Securities held to maturity	254,724	260,814	172,343	176,579
Loans held for sale	341,431	342,663	159,884	159,884
Loans, net	1,108,159	1,105,979	1,239,708	1,247,457
Federal Home Loan Bank stock	14,147	N/A	18,069	N/A
Bank-owned life insurance	28,117	28,117	27,578	27,578
Accrued interest receivable	8,099	8,099	8,519	8,519

Financial liabilities
Deposits	$(1,796,665)	$(1,771,080)	$(1,548,090)	$(1,536,545)
Federal Home Loan Bank advances	(312,504)	(319,052)	(410,841)	(427,243)
Repurchase agreement	(25,000)	(25,277)	(25,000)	(24,980)
Other borrowings	(10,000)	(10,000)	-	-
Accrued interest payable	(1,884)	(1,884)	(1,769)	(1,769)

The methods and assumptions used to estimate fair value are described as follows:

Estimated fair value is the carrying amount for cash and cash equivalents, bank-owned life insurance and accrued interest receivable and payable.  For loans, fair value is based on discounted cash flows using current market offering rates, estimated life, and applicable credit risk.  Fair value of loans held for sale was changed in 2009 to include estimated gain on sale.  For deposits and borrowings, fair value is based on discounted cash flows using the FHLB advance curve to the estimated life.  Fair value of debt is based on discounting the estimated cash flows using the current rate at which similar borrowings would be made with similar rates and maturities.  It was not practicable to determine the fair value of FHLB stock due to restrictions on its transferability.  The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and are not considered significant to this presentation.

NOTE 7 – LOAN SALES AND SERVICING

Loans held for sale activity was as follows:

	2009	2008
Beginning balance	$159,884	$13,172
Loans originated for sale	5,742,599	591,218
Proceeds from sale of loans held for sale	(5,577,643)	(453,896)
Net gain on sale of loans held for sale	16,591	9,390
Loans held for sale, net	$341,431	$159,884

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end are as follows:

	2009	2008	2007
Mortgage loan portfolios serviced for:
FNMA	145,762	178,611	203,933
Other investors	249,709	256,403	194,518
Total mortgage loans serviced for others	$395,471	$435,014	$398,451

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 7– LOAN SALES AND SERVICING (Continued)

The Company has recorded a mortgage servicing asset related to the loans sold to FNMA.  The Company also provides mortgage servicing operations.  The portfolio of loans serviced for other investors represents loans sub-serviced by the Company for third parties.  There is no mortgage servicing asset recorded related to these loans as the Company does not own such rights.  Custodial escrow balances maintained in connection with serviced loans and included in deposits were $1,439 and $1,720 at year-end 2009 and 2008.

NOTE 8 – ACCRUED INTEREST RECEIVABLE

Accrued interest consists of the following at year-end:

	December 31, 2009	December 31, 2008
Loans	$5,217	$5,559
Securities	2,882	2,960
Total	$8,099	$8,519

NOTE 9 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	December 31, 2009	December 31, 2008
Land	$17,197	$12,105
Buildings	42,912	41,802
Furniture, fixtures and equipment	35,558	34,728
Leasehold improvements	2,066	2,918
	97,733	91,553
Less: accumulated depreciation	(47,293)	(45,616)
Total	$50,440	$45,937

Depreciation expense was $3,784, $4,365, and $4,469 for 2009, 2008, and 2007.

Operating Leases: The Company leases certain bank or loan production office properties and equipment under operating leases.  Rent expense was $1,662, $1,415, and $894 for 2009, 2008, and 2007.  Rent commitments, before considering renewal options that generally are present, were as follows:

2010	$1,299
2011	985
2012	838
2013	492
2014	364
Thereafter	3,211
Total	$7,189

During the year ended December 31, 2009, the Company wrote-off the net book value of leasehold improvements and incurred termination and restoration costs totaling $1,212 due to the closure of ten in-store banking centers in 2009.  At December 31, 2009, the Company had no commitments for future locations and held two parcels of land for future development.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 10 - DEPOSITS

Time deposits of $100 or more were $499,385 and $429,979 at year-end 2009 and 2008.  The FDIC has temporarily increased deposit insurance from $100 to $250 per depositor through December 31, 2013.

At December 31, 2009 and 2008, we had $74,039 and $59,603 in brokered deposits, respectively.  This consisted entirely of certificates of deposit made under our participation in the Certificate of Deposit Account Registry Service® (CDARS®).  Through CDARS®, the Company can provide a depositor the ability to place up to $50,000 on deposit with the Company while receiving FDIC insurance on the entire deposit by placing customer funds in excess of the FDIC deposit limits with other financial institutions in the CDARS® network.  In return, these financial institutions place customer funds with the Company on a reciprocal basis.

At December 31, 2009, scheduled maturities of time deposits for the next five years were as follows:

2010	$416,241
2011	155,454
2012	12,545
2013	35,599
2014	13,347
Total	$633,186

At December 31, 2009 and 2008, the Company’s deposits included public funds totaling $336,277 and $283,769.

Interest expense on deposits is summarized as follows:

	Years Ended
	December 31,
	2009	2008	2007

Interest bearing demand	$3,350	$868	$428
Savings and money market	12,007	14,442	17,711
Time	19,009	20,219	18,934
Total	$34,366	$35,529	$37,073

NOTE 11 – REPURCHASE AGREEMENT

In April 2008, the Company entered into a ten-year term structured repurchase callable agreement with Credit Suisse Securities (U.S.A.) LLC for $25,000 to leverage the balance sheet and increase liquidity.  The interest rate was fixed at 1.62% for the first year of the agreement.  The interest rate now adjusts quarterly to 6.25% less the 90 day LIBOR, subject to a lifetime cap of 3.22%.  The rate was 3.22% at December 31, 2009.  At maturity, the securities underlying the agreement are returned to the Company.  The fair value of these securities sold under agreements to repurchase was $32,755 at December 31, 2009 and $33,026 at December 31, 2008.  The Company retains the right to substitute securities under the terms of the agreements.  Information concerning the securities sold under agreements to repurchase is summarized as follows:

	2009	2008
Average balance during the year	$31,967	$37,666
Average interest rate during the year	2.18%	3.90%
Maximum month-end balance during the year	$33,747	$39,835
Weighted average interest rate at year-end	1.69%	3.05%

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 12 - BORROWINGS

Federal Home Loan Bank Advances
At December 31, 2009, advances from the FHLB totaled $312,504 and had interest rates ranging from 0.20% to 7.35% with a weighted average rate of 4.06%.  At December 31, 2008, advances from the FHLB totaled $410,841 and had interest rates ranging from 0.55% to 7.35% with a weighted average rate of 4.27%.  At December 31, 2009 and 2008, the Company had $22,000 in variable rate FHLB advances; the remainder of FHLB advances at those dates had fixed rates.

Each advance is payable at its maturity date and is subject to prepayment penalties.  The advances were collateralized by mortgage and commercial loans with FHLB collateral values of $508,580 and $492,581 under a blanket lien arrangement at the years ended December 31, 2009 and 2008.  Based on this collateral, the Company is eligible to borrow an additional $438,070 and $360,625 at year-end 2009 and 2008.  In addition, FHLB stock also secures debts to the FHLB.  The current agreement provides for a maximum borrowing amount of approximately $750,699 and $771,591 at December 31, 2009 and 2008.

At December 31, 2009, the advances mature as follows:

2010	$48,636
2011	49,198
2012	67,130
2013	39,711
2014	20,328
Thereafter	87,501
Total	$312,504

Other Borrowings

At December 31, 2009, the Company had borrowing availability through the Federal Reserve Bank of $82,120, the collateral value assigned to the securities pledged.  Additionally, uncommitted, unsecured fed funds lines of credit of $41,000 and $25,000 were available at December 31, 2009 from correspondent banks.  The borrowing availability at the Federal Reserve Bank and the two lines of credit were not available at December 31, 2008.

In October 2009, the Company entered into four promissory notes for unsecured loans totaling $10,000 obtained from local private investors to increase funds available at the Company level.  $7,500 of this amount has been used to increase the capital of the Bank to support loan demand and continued growth.  The lenders are all members of the same family and long-time customers of ViewPoint Bank.  One of the notes has an original principal amount of $7,000 and the other three notes have principal amounts of $1,000 each.  Each of the four promissory notes initially bears interest at 6% per annum, thereafter being adjusted quarterly to a rate equal to the national average 2-year jumbo CD rate plus 2%, with a floor of 6% and a ceiling of 9%.  Interest-only payments under the notes are due quarterly.  The unpaid principal balance and all accrued but unpaid interest under each of the notes are due and payable on October 15, 2014.  Upon at least 180 days notice to the Company, the lender under each note may require the Company to prepay the note in part or in full as of the second and/or fourth anniversaries of the note.  Each lender also has a limited call option (not to exceed $2,000 in the aggregate among the four lenders) upon at least 90 days notice to the Company for the purpose of accessing funds to purchase shares of the Company’s stock in a subscription or community stock offering.  The notes cannot be prepaid by the Company during the first two years of the loan term, but thereafter can be prepaid in whole or in part at any time without fee or penalty.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 13 - BENEFITS

Post-Retirement Healthcare Plan:  Employees are currently eligible to receive, during retirement, specified company-paid medical benefits.  Upon retirement, the Company will provide $175 per month toward the eligible participant’s group medical coverage.  Eligibility is determined by age and length of service.  Employees are eligible for this benefit if they have attained a minimum age of 55 and have a minimum of 10 years of service, and their combined age plus their years of service equals a minimum of 75.  This benefit would be provided only until the participant becomes eligible for Medicare.   The Company’s benefit expense under this program was $22, $21, and $22 for 2009, 2008, and 2007.

The discount rate used to measure the projected benefit obligation was 5.54%, 5.80%, and 5.72% for 2009, 2008, and 2007.  The Company’s projected benefit obligation is not affected by increases in future health premiums as the Company’s contribution to the plan is a fixed monthly amount.  Accrued post-retirement benefit obligations for the retiree health plan at December 31, 2009 and 2008, were approximately $196 and $182.

401(k) Plan: The Company offers a KSOP plan with a 401(k) match.  Employees are eligible for the match if they have one year of service with 1,000 hours worked and become eligible each quarter once they meet the eligibility requirements.  Employees may participate on their own without meeting the service requirements; however, in this case, employees do not qualify for the match.  Employees may contribute between 2% and 75% of their compensation subject to certain limitations.  A matching contribution will be paid to eligible employees’ accounts, which is equal to 100% of the first 5% of the employee’s contribution up to a maximum of 5% of the employee’s qualifying compensation.  Expense for 2009, 2008 and 2007 was $712, $583 and $523.

The Company’s mortgage banking subsidiary, VPBM, offers a 401(k) plan with an employer match.  Employees are eligible on the first day of the quarter after a six month waiting period following date of hire.  Employees may contribute between 2% and 75% of their compensation subject to certain limitations.  A matching contribution will be paid to eligible employee accounts; this contribution is equal to 60% of the first 6% of the employee’s contribution with a maximum amount of $3.  Matching expense for 2009, 2008 and 2007 was $132, $96 and $16.  This subsidiary was acquired in September 2007; therefore 2007 expense is for four months only.

Deferred Compensation Plan:  The Company has entered into certain non-qualified deferred compensation agreements with members of the executive management team, directors, and certain employees.  These agreements, which are subject to the rules of section 409(a) of the Internal Revenue Code, relate to the voluntary deferral of compensation received and do not have an employer contribution.  The accrued liability as of December 31, 2009 and 2008 is $1,124 and $1,041.

The Company has entered into a deferred compensation agreement with the President of the Company that provides benefits payable based on specified terms of the agreement.  A portion of the benefit is subject to forfeiture if the President willfully leaves employment or employment is terminated for cause as defined in this agreement. The estimated liability under the agreement is being accrued over the remaining years specified in the agreement.  The accrued liability as of December 31, 2009 and 2008 is approximately $1,021 and $895.  The expense for this deferred compensation agreement was $126 for the year ending December 31, 2009, a credit of $101 for the year ending December 31, 2008, and an expense of $172 for the year ending December 31, 2007.  The deferred compensation per the agreement is based upon the performance of specified assets whose market value declined in 2008; the performance of these assets improved in 2009.

Included in other assets is a universal life insurance policy as well as variable and fixed annuity contracts totaling $2,361 and $2,207 at December 31, 2009 and 2008.  The Company is the owner and beneficiary of the policy.  The policy pays interest on the funds invested and is administered by AXA Equitable Insurance Company.  The life insurance is recorded at the cash surrender value, or the amount that can be realized.  Interest income on the investment is included in the statements of income.

Bank-owned life insurance policies were purchased on September 4, 2007, for $26,037.  A bank-owned life insurance program is an insurance arrangement in which the Company purchases a life insurance policy insuring a group of key personnel.  The purchase of these life insurance policies allows the Company to use tax-advantaged rates of return.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 13 – BENEFITS (Continued)

The Company provided those who agreed to be insured under the bank-owned life insurance plan with a share of the death benefit while they remain actively employed with the Company.  The benefit will equal 200% of the insured’s current base salary and 200% of each participating director’s annual base fees.  Imputed taxable income will be based on the death benefit.  In the event of death while actively employed with the Company, the deceased employee’s or director’s designated beneficiary will receive an income tax free death benefit paid directly from the insurance carrier.  The balance of the bank-owned life insurance policy at December 31, 2009, and 2008 totaled $28,117 and $27,578, and income for 2009, 2008 and 2007 totaled $539, $1,081 and $460.

In May 2007, certain directors entered into separation agreements with the Company in connection with the conclusion of their service as directors.  The agreements, in recognition of the past services, provide for separation compensation.  The accrued liability as of December 31, 2009, and 2008, is approximately $70 and $131.  The expense for these agreements was $5, $13 and $239 for 2009, 2008 and 2007.

NOTE 14 – ESOP PLAN

In connection with the 2006 minority stock offering, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of its employees with an effective date of October 1, 2006.  The ESOP purchased 928,395 shares of common stock with proceeds from a ten year note in the amount of $9,284 from the Company.  The Company’s Board of Directors determines the amount of contribution to the ESOP annually but is required to make contributions sufficient to service the ESOP’s debt.  Shares are released for allocation to employees as the ESOP debt is repaid.  Eligible employees receive an allocation of released shares at the end of the calendar year on a relative compensation basis.  Employees are eligible if they had one year of service with 1,000 hours worked and become eligible each quarter once they meet the eligibility requirements.  The dividends paid on allocated shares will be paid to employee accounts.  Dividends on unallocated shares held by the ESOP will be applied to the ESOP note payable.

Contributions to the ESOP during 2009, 2008, and 2007 were $1,218, $1,403, and $1,218 and expense was $1,297, $1,721 and $1,610 for December 31, 2009, 2008 and 2007.

Shares held by the ESOP were as follows:

	2009	2008
Allocated to participants	317,748	224,004
Unearned	610,647	704,391
Total ESOP shares	928,395	928,395

Fair value of unearned shares at December 31	$8,799	$11,305

NOTE 15- INCOME TAXES

The Company’s pre-tax income is subject to federal income tax and state margin tax at a combined rate of 35%.

Income tax expense (benefit) for 2009, 2008, and 2007 was as follows:

	2009	2008	2007
Current expense (benefit)	$(2,991)	$3,027	$3,020
Deferred expense (benefit)	3,951	(5,304)	(276)
Total income tax expense(benefit)	$960	$(2,277)	$2,744

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 15- INCOME TAXES (Continued)

At December 31, 2009 and 2008, deferred tax assets and liabilities were due to the following:

	December 31, 2009	December 31, 2008
Deferred tax assets:
Allowance for loan losses	$4,266	$3,143
REOs	376	165
Depreciation	1,549	2,346
Deferred compensation arrangements	599	486
Self-funded health insurance	88	129
Non-accrual interest	162	90
Restricted stock and stock options	426	384
Net unrealized loss on securities available for sale	-	855
Other-than-temporary impairment	-	4,786
Other	112	110
	7,578	12,494
Deferred tax liabilities:
Mortgage servicing assets	(302)	(476)
Net unrealized gain on securities available for sale	(2,017)	-
Other	(175)	(111)
	(2,494)	(587)
Net deferred tax asset	$5,084	$11,907

Management performed an analysis related to the Company’s deferred tax asset for each of the years ended December 31, 2009 and 2008 and, based upon these analyses, no valuation allowance was deemed necessary as of December 31, 2009 or 2008.

Effective tax rates differ from the federal statutory rate of 34% applied to income before income taxes due to the following:

	2009	2008	2007
Federal statutory rate times financial statement income	$1,234	$(1,901)	$2,656
Effect of:
State taxes, net of federal benefit	98	72	179
New market tax credit	(113)	(106)	(84)
Bank-owned life insurance income	(183)	(368)	(156)
Municipal interest income	(156)	(37)	-
ESOP	27	26	133
Other	53	37	16
Total income tax expense (benefit)	$960	$(2,277)	$2,744
Effective tax rate	26.45%	(40.72)%	35.13%

NOTE 16 - RELATED PARTY TRANSACTIONS

Loans to executive officers, directors, and their affiliates during 2009 were as follows:

Beginning balance	$2,226
New loans	24
Effect of changes in composition of related parties	-
Repayments	(666)
Ending balance	$1,584

Deposits from executive officers, directors, and their affiliates at year-end 2009 and 2008 were $2,899 and $2,468.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 17 - SHARE-BASED COMPENSATION

At its annual meeting held May 22, 2007, the Company’s shareholders approved the ViewPoint Financial Group 2007 Equity Incentive Plan.  The Company is accounting for this plan under ASC 718, Compensation – Stock Compensation, which requires companies to record compensation cost for share-based payment transactions with employees in return for employment service.  Under this plan, 1,160,493 options to purchase shares of common stock and 464,198 restricted shares of common stock were made available.

The compensation cost that has been charged against income for the restricted stock portion of the Equity Incentive Plan was $1,585, $1,582 and $949 for 2009, 2008 and 2007.  The compensation cost that has been charged against income for the stock option portion of the Equity Incentive Plan was $178, $137 and $141 for 2009, 2008 and 2007.  The total income tax benefit recognized in the income statement for share-based compensation was $599, $584 and $371 for 2009, 2008 and 2007.

The restricted stock portion of the plan allows the Company to grant restricted stock to directors, advisory directors, officers and other employees.  Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date, which is determined using the last sale price as quoted on the NASDAQ Stock Market.  Awarded shares vest at a rate of 20% of the initially awarded amount per year, beginning on the first anniversary date of the award, and are contingent upon continuous service by the recipient through the vesting date.  Under the terms of the Equity Incentive Plan, awarded shares are restricted as to transferability and may not be sold, assigned, or transferred prior to vesting.  The Compensation Committee established a vesting period of five years, subject to acceleration of vesting upon a change in control of ViewPoint Financial Group or upon the termination of the award recipient’s service due to death or disability.  Total restricted shares issuable under the plan are 33,990 at year-end 2009, and 430,208 shares have been issued under the plan through December 31, 2009.

A summary of changes in the Company’s nonvested shares for the year follows:

	Shares	Weighted- Average Grant Date Fair Value
Non-vested at January 1, 2009	346,161	$18.41
Granted	-	-
Vested	(86,043)	18.42
Forfeited	-	-

Non-vested at December 31, 2009	260,118	$18.41

As of December 31, 2009, there was $3,808 of total unrecognized compensation expense related to non-vested shares awarded under the restricted stock plan.  That expense is expected to be recognized over a weighted-average period of 2.4 years.  The total fair value of shares vested during the year ended December 31, 2009, was $1,240.

The stock option portion of the plan permits the grant of stock options to its directors, advisory directors, officers and other employees for up to 1,160,493 shares of common stock.  Under the terms of the stock option plan, stock options may not be granted with an exercise price less than the fair market value of the Company’s common stock on the date the option is granted and may not be exercised later than ten years after the grant date.  The fair market value is the last sale price as quoted on the NASDAQ Stock Market on the date of grant.  All stock options granted must vest over at least five years, subject to acceleration of vesting upon a change in control, death or disability.  The Stock Option Plan became effective on May 22, 2007, and remains in effect for a term of ten years.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 17 - SHARE-BASED COMPENSATION (Continued)

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below.  The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the stock option in effect at the time of the grant.  Although the contractual term of the stock options granted is ten years, the expected term of the stock is less because option restrictions do not permit recipients to sell or hedge their options, and therefore, we believe, encourage exercise of the option before the end of the contractual term.  The Company does not have sufficient historical information about its own employees’ vesting behavior; therefore, the expected term of stock options is estimated using the average of the vesting period and contractual term.  Expected volatilities are based on historical volatilities of the Company’s common stock.  Expected dividends are the estimated dividend rate over the expected term of the stock options.

For awards with performance-based vesting conditions, compensation cost is recognized when the achievement of the performance condition is considered probable of achievement.  If a performance condition is subsequently determined to be improbable of achievement, compensation cost is reversed.

The weighted average fair value of each stock option granted during 2009, 2008 and 2007 was $5.47, $4.62 and $5.83, respectively.  The fair value of options granted was determined using the following weighted-average assumptions as of grant date:

	2009	2008	2007
Risk-free interest rate	2.69%	3.45%	4.75%
Expected term of stock options (years)	7.5	7.5	7.5
Expected stock price volatility	37.00%	26.19%	21.27%
Expected dividends	1.53%	1.84%	1.08%

A summary of activity in the stock option portion of the plan for 2009 follows:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	235,661	17.91	8.7	-
Granted	88,500	14.81	10.0	14
Exercised	-	-	-	-
Forfeited	(62,457)	16.68	-	-
Outstanding at December 31, 2009	261,704	$17.16	8.1	$14
Fully vested and expected to vest	236,118	$17.31	8.0	$12
Exercisable at December 31, 2009	29,103	$18.36	7.5	$-

No stock options were exercised in 2009, 2008 or 2007.  As of December 31, 2009, there was $525 of total unrecognized compensation expense related to non-vested stock options.  At December 31, 2009, the Company applied an estimated forfeiture rate of 11% based on historical activity.  That expense is expected to be recognized over a weighted-average period of 2.7 years.  The intrinsic value for stock options is calculated based on the difference between the exercise price of the underlying awards and the market price of our common stock as of the reporting date.   Of the 62,457 stock options that were forfeited during the year, 26,750 options were cancelled because vesting conditions were not met.

The Compensation Committee may grant stock appreciation rights, which give the recipient of the award the right to receive the excess of the market value of the shares represented by the stock appreciation rights on the date exercised over the exercise price.  As of December 31, 2009, the Company has not granted any stock appreciation rights.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 18 – REGULATORY CAPITAL MATTERS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications:  well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If adequately capitalized, regulatory approval is required to accept brokered deposits.  If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.  At year-end 2009, the most recent regulatory notification categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action.  There are no conditions or events since that notification that management believes has changed the institution’s category.  Management believes that, at December 31, 2009, the Bank met all capital adequacy requirements to which it is subject.

At December 31, 2009 and 2008, actual and required capital levels and ratios were as follows for the Bank only:

	Actual		Required for Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of December 31, 2009:
Total capital (to risk-weighted assets)	$201,250	15.27%	$105,450	8.00%	$131,812	10.00%
Tier 1 (core) capital (to risk-weighted assets)	189,678	14.39%	52,725	4.00%	79,087	6.00%
Tier 1 (core) capital (to adjusted total assets)	189,678	7.99%	94,900	4.00%	118,626	5.00%

As of December 31, 2008:
Total capital (to risk-weighted assets)	$163,678	11.18%	$117,146	8.00%	$146,432	10.00%
Tier 1 (core) capital (to risk-weighted assets)	154,938	10.58%	58,573	4.00%	87,859	6.00%
Tier 1 (core) capital (to adjusted total assets)	154,938	7.02%	88,258	4.00%	110,323	5.00%

The following is a reconciliation of the Bank’s equity under accounting principles generally accepted in the United States of America to regulatory capital (as defined by the Office of Thrift Supervision and FDIC) as of the dates indicated:

	December 31,
	2009	2008
GAAP equity	$194,491	$162,731
Disallowed servicing and deferred tax assets	(88)	(8,344)
Unrealized loss (gain) on securities available for sale	(3,802)	1,613
Goodwill and other assets	(923)	(1,062)
Tier 1 capital	189,678	154,938
General allowance for loan losses	11,572	8,740
Total capital	$201,250	$163,678

During the year ended December 31, 2009, the Company contributed $19,500 in capital to the Bank.  The Company made the capital contribution to ensure that the Bank remained well-capitalized to support continued growth.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 18 – REGULATORY CAPITAL MATTERS (Continued)

As a federally chartered savings bank, ViewPoint Bank is required to meet a qualified thrift lender test.  This test requires ViewPoint Bank to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis.  As an alternative, ViewPoint Bank may maintain 60% of its assets in those assets specified in Section 7701(a) (19) of the Internal Revenue Code.  Under either test, ViewPoint Bank is required to maintain a significant portion of its assets in residential-housing-related loans and investments.  Any institution that fails to meet the qualified thrift lender test must either become a national bank or be subject to certain restrictions on its operations and must convert to a national bank charter, unless it re-qualifies as, and thereafter remains, a qualified thrift lender.  If such an institution has not requalified or converted to a national bank within three years after it ceases to qualify under the test, it must divest all investments and cease all activities not permissible for both a national bank and a savings association.  Management believes that this test was met at December 31, 2009.

Dividend Restrictions and Information—Banking regulations limit the amount of dividends that may be paid by the Bank to the Company without prior approval of regulatory agencies.  Historically, the Company has maintained adequate liquidity to pay dividends to its shareholders and anticipates the continued ability to do so for the foreseeable future without the need for receiving dividends from the Bank.  The Bank may pay dividends to the Company within the limitations of the regulations.  The regulations limit dividends when the proposed distribution, combined with dividends already paid for the year, would exceed the Bank’s net income for the calendar year-to-date plus retained net income for the previous two years.  As a result of the regulations, the Bank can only pay dividends to the Company during 2010 to the extent that the Bank’s year-to-date net income for 2010 is in excess of $645 and such dividends would be limited to the amount of year-to-date net income over the $645.    ViewPoint MHC may elect to waive its pro rata portion of a dividend declared and paid by ViewPoint Financial Group after filing a notice with and receiving no objection from the Office of Thrift Supervision.  The interests of other shareholders of ViewPoint Financial Group who receive dividends are not diluted by any waiver of dividends by ViewPoint MHC in the event of a full stock conversion.  During 2009, ViewPoint Financial Group had paid cash dividends of $0.23 per share, and on January 21, 2010, it announced a quarterly cash dividend of $0.05 to shareholders of record as of the close of business on February 4, 2010.   ViewPoint MHC waived these dividends.

NOTE 19 – LOAN COMMITMENTS, CONTINGENT LIABILITIES AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs.  These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.  Commitments may expire without being used.  Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.  The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance sheet risk at year-end were as follows:

	2009		2008
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$60,263	$24,396	$74,526	$53,133
Unused lines of credit	6,347	73,403	6,894	95,633
Unused commitment on Purchase Program loans	-	198,626	-	17,724
Total	$66,610	$296,425	$81,420	$166,490

In addition to the commitments above, the Company has overdraft protection available in the amounts of $73,017 and $66,675 for December 31, 2009 and 2008.  As of December 31, 2009, the Company had sold $535,051 of loans into the secondary market that contain certain credit recourse provisions that range from four months to ten months.  The amount subject to recourse was approximately $164,731 as of year-end 2009.  The risk of loss exists up to the total value of the outstanding loan balance although material losses are not anticipated.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 19 – LOAN COMMITMENTS, CONTINGENT LIABILITIES AND OTHER RELATED ACTIVITIES
(Continued)

At December 31, 2009 and 2008, the Company also had standby letters of credit in the amounts of $563 and $248 that do not have an attached rate.  These commitments are not reflected in the financial statements.  The Company has accrued $480 in regulatory compliance contingencies related to VPBM.

Commitments to make loans are generally made for periods of 60 days or less at December 31, 2009.  The fixed rate loan commitments have interest rates ranging from 4.25% to 9.99% and maturities ranging from less than 1 year to 30 years.

In October 2007, Visa completed a reorganization in which Visa USA, Visa International, Visa Canada and Inovant became Visa, Inc., in anticipation of its initial public offering, which occurred in 2008.  As a result, the Company, as a principal member of the Visa network, received 49,682 shares of Class USA Common Stock, par value $0.0001, in Visa Inc.  It was anticipated that some of these shares would be redeemed as part of the initial public offering with the remaining shares converted to Class A shares on the third anniversary of the initial public offering or upon Visa Inc.’s settlement of certain litigation matters, whichever is later.  Visa, Inc. was expected to apply a portion of the proceeds from the initial public offering to fund an escrow account to cover certain litigation judgments and settlements.  In the event that the initial public offering would not occur, Visa, Inc. may have been unable to fund the litigation judgments and settlements and, in turn, Visa, Inc.’s member institutions would have had to settle the liabilities through indemnification provisions as part of Visa, Inc.’s “retrospective responsibility plan.”  Under this plan, Visa U.S.A. member institutions have an indemnification obligation contained in Visa U.S.A.’s certificate of incorporation and bylaws and as agreed in their membership agreements.

Due to the possibility of this indemnification obligation, in the fourth quarter of 2007 the Company recorded a $446 litigation liability: $75 represented the Company’s portion of the $650,000 litigation reserve relating to the Discover Financial Services lawsuit, $241 represented the Company’s portion of the $2.065 billion (number not in thousands) settlement with American Express, and $130 represented other litigations.  The Company’s Visa U.S.A. membership proportion is 0.01165%.  The Company was not named as a defendant in the Discover Financial Services and American Express lawsuits, and, therefore, will not be directly liable for any portion of the settlement.

In March 2008, upon the completion of the Visa initial public offering, the Company recognized a $771 gain resulting from the redemption of 18,029 shares of Visa Class B stock.  Additionally, the Company received notification that Visa deposited additional funds from the initial public offering to its litigation escrow, allowing member institutions to reverse the previously recorded $446 liability.

NOTE 20   - BUSINESS COMBINATION

On September 1, 2007, the Company, through ViewPoint Bank’s wholly-owned subsidiary, VPBM, completed its acquisition of substantially all of the assets and the loan origination business of BFMG.  Operating results of VPBM are included in the consolidated financial statements since the date of acquisition.  BFMG was not a loan servicer or a portfolio lender; therefore, no loans were acquired in the transaction nor did VPBM assume any liabilities related to loans originated by BFMG prior to the closing.

The terms of the agreement provided for an initial payment of $1,234 and the possibility for additional payments of cash in the future based on the performance of VPBM over a period of approximately four years.  In 2009 and 2008, $211 and $228, respectively, was paid to former owners of BFMG related to the acquisition agreement.  Of the $1,234 acquisition cost, which was accounted for using the purchase method, $234 was allocated to assets based on estimates of their respective fair values.  The remaining $1,000 was recognized as goodwill, with an additional $89 of goodwill being recognized in October 2007 due to further expenses associated with the acquisition.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 20   - BUSINESS COMBINATION (Continued)

The following table summarizes the estimated fair value of assets acquired:

Fixed assets	$176
Pre-paid rents on assigned contracts	33
Security deposits on assigned contracts	25
Goodwill	1,089
Total	$1,323

The change in balance for goodwill during the year is as follows:

	2009	2008
Beginning of year	$1,089	$1,089
Acquired goodwill	-	-
Impairment	-	-
End of year	$1,089	$1,089

The Company had no goodwill prior to the 2007 acquisition of BFMG.  Goodwill is evaluated for impairment annually and was found to be not impaired at December 31, 2009, 2008 or 2007.

NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of ViewPoint Financial Group follows:

CONDENSED BALANCE SHEETS
December 31,

	2009	2008
ASSETS
Cash on deposit at subsidiary	$8,331	$22,904
Investment in banking subsidiary	194,491	162,731
Receivable from banking subsidiary	6,255	1,129
ESOP note receivable and other assets	6,732	7,423
Total assets	$215,809	$194,187

LIABILITIES AND SHAREHOLDERS’ EQUITY
Borrowings	$10,000	$-
Income tax payable	-	21
Other liabilities	127	27
Shareholders’ equity	205,682	194,139
Total liabilities and shareholders’ equity	$215,809	$194,187

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME (LOSS)
Years ended December 31,

	2009	2008	2007
Interest income on ESOP loan	$391	$435	$481
Other income	-	-	1
Interest expense	127	-	-
Operating expenses	341	344	333
Income (loss) before income tax expense and equity in undistributed earnings (loss) of subsidiary	(77)	91	149
Income tax expense (benefit)	(21)	31	50
Equity in undistributed earnings (loss) of subsidiary	2,726	(3,375)	4,968
Net income (loss)	$2,670	$(3,315)	$5,067

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2009	2008	2007
Cash flows from operating activities
Net income (loss)	$2,670	$(3,315)	$5,067
Adjustments to reconcile net income (loss) to net cash from operating activities:
Equity in undistributed (earnings) loss of subsidiary	(2,726)	3,375	(4,968)
Vesting of restricted stock	1,501	1,601	-
Payment due from subsidiary	(5,000)	-	-
Net change in other assets	(137)	(25)	-
Net change in other liabilities	79	(187)	50
Net cash from operating activities	(3,613)	1,449	149
Cash flows from investing activities
Capital contribution to subsidiary	(19,500)	-	-
Payments received on ESOP note receivable	828	968	552
Additional principal payments received on ESOP Notes Receivable	184	-	-
Net cash from investing activities	(18,488)	968	552
Cash flows from financing activities
Proceeds from borrowing	10,000	-	-
Treasury stock purchased	-	(4,312)	(17,566)
Payment of dividends	(2,472)	(3,154)	(2,115)
Net cash from financing activities	7,528	(7,466)	(19,681)
Net change in cash and cash equivalents	(14,573)	(5,049)	(18,980)
Beginning cash and cash equivalents	22,904	27,953	46,933
Ending cash and cash equivalents	$8,331	$22,904	$27,953

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 22 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period, reduced for average unallocated ESOP shares and average unearned restricted stock awards.  Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock awards and options) were exercised or converted to common stock, or resulted in the issuance of common stock that then shared in the Company’s earnings.  Diluted earnings (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period increased for the dilutive effect of unexercised stock options and unearned restricted stock awards.  The dilutive effect of the unexercised stock options and unearned restricted stock awards is calculated under the treasury stock method utilizing the average market value of the Company’s stock for the period.

Unvested share-based payments awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings (loss) per share pursuant to the two-class method.  The two-class method of earnings (loss) per share calculation is described in ASC 260-10-45-60B.  The two-class method calculation for 2009, 2008 and 2007 had no impact on the earnings (loss) per common share for these periods.  A reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per common share computation for 2009, 2008 and 2007 follows:

	2009	2008	2007
Basic
Net income (loss)	$2,670	$(3,315)	$5,067
Weighted average common shares outstanding	24,929,157	25,078,598	25,746,038
Less: Average unallocated ESOP shares	(660,965)	(762,449)	(862,296)
Average unvested restricted stock awards	(292,584)	(378,769)	(257,176)
Average shares	23,975,608	23,937,380	24,626,566

Basic earnings (loss) per common share	$0.11	$(0.14)	$0.20

Diluted
Net income (loss)	$2,670	$(3,315)	$5,067
Weighted average common shares outstanding for basic
earnings (loss) per common share	23,975,608	23,937,380	24,626,566
Add: Dilutive effects of assumed exercises of stock options	-	-	-
Dilutive effects of full vesting of stock awards	-	-	-
Average shares and dilutive potential common shares	23,975,608	23,937,380	24,626,566

Diluted earnings (loss) per common share	$0.11	$(0.14)	$0.20

All of the options outstanding at December 31, 2009, 2008 and 2007 were excluded in the computation of diluted earnings (loss) per share because the options’ exercise prices were greater than the average market price of the common stock and were, therefore, antidilutive.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 23 – SEGMENT INFORMATION

The reportable segments are determined by the products and services offered, primarily distinguished between banking and VPBM, our mortgage banking subsidiary.  Loans, investments and deposits generate the revenues in the banking segment; secondary marketing sales generate the revenue in the VPBM segment.  Segment performance is evaluated using segment profit (loss).  Segment information is not given for the year ended December 31, 2007 because the data is immaterial.  Information reported internally for performance assessment for years ended December 31, 2009 and 2008 follows:

	Year Ended
	December 31, 2009
Results of Operations:	Banking	VPBM	Eliminations and Adjustments1	Total Segments (Consolidated Total)
Total interest income	$108,413	$2,327	$(2,439)	$108,301
Total interest expense	49,550	1,583	(1,847)	49,286
Provision for loan losses	7,652	-	-	7,652
Net interest income after provision for loan losses	51,211	744	(592)	51,363
Other revenue	22,967	(4)	(109)	22,854
Net gain (loss) on sale of loans	(1,024)	17,615	-	16,591
Impairment of collateralized debt obligations (all credit)	(12,246)	-	-	(12,246)
Total non-interest expense	57,641	17,059	232	74,932
Income before income tax expense (benefit)	3,267	1,296	(933)	3,630
Income tax expense (benefit)	541	440	(21)	960
Net income	$2,726	$856	$(912)	$2,670
Segment assets	$2,380,938	$41,391	$(42,825)	$2,379,504
Noncash items:
Net gain (loss) on sale of loans	(1,024)	17,615	-	16,591
Depreciation	3,554	230	-	3,784
Provision for loan losses	7,652	-	-	7,652

	Year Ended
	December 31, 2008
Results of Operations:	Banking	VPBM	Eliminations and Adjustments1	Total Segments (Consolidated Total)
Total interest income	$96,936	$1,272	$(965)	$97,243
Total interest expense	46,604	603	(1,038)	46,169
Provision for loan losses	6,171	-	-	6,171
Net interest income after provision for loan losses	44,161	669	73	44,903
Other revenue	23,359	(3)	(73)	23,283
Net gain on sale of loans	61	13,138	(3,809)	9,390
Impairment of collateralized debt obligations	(13,809)	-	-	(13,809)
Total non-interest expense	59,729	13,168	(3,538)	69,359
Income (loss) before income tax expense (benefit)	(5,957)	636	(271)	(5,592)
Income tax expense (benefit)	(2,582)	274	31	(2,277)
Net income (loss)	$(3,375)	$362	$(302)	$(3,315)
Segment assets	$2,214,463	$26,831	$(27,879)	$2,213,415
Noncash items:
Net gain on sale of loans	61	13,138	(3,809)	9,390
Depreciation	4,184	181	-	4,365
Provision for loan losses	6,171	-	-	6,171

1 Includes eliminating entries for intercompany transactions and stand-alone expenses of ViewPoint Financial Group.

VIEWPOINT FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands)

NOTE 24 - QUARTERLY FINANCIAL DATA (Unaudited)

	Interest Income	Net Interest Income after Provision for Loan Losses	Net Income (Loss)		Earnings (Loss) per Share

					Basic		Diluted
2009
First quarter	$27,512	$13,019	$1,244		$0.05		$0.05
Second quarter	27,309	13,321	(3,831	)1	(0.16	)1	(0.16	)1
Third quarter	26,388	12,441	2,893		0.12		0.12
Fourth quarter	27,092	12,582	2,364		0.10		0.10

2008
First quarter	$22,132	$10,253	$1,499		$0.06		$0.06
Second quarter	23,240	10,958	1,400		0.06		0.06
Third quarter	25,297	11,779	1,189		0.05		0.05
Fourth quarter	26,574	11,913	(7,403	)2	(0.31	)2	(0.31	)2

1During the second quarter of 2009, the Company recognized a $12,246 non-cash, pre-tax charge for the other-than-temporary impairment of collateralized debt obligations.  This impairment charge was partially offset by the sale of 22 agency residential collateralized mortgage obligations and two agency residential mortgage-backed securities, which resulted in a $2,377 pre-tax gain during the second quarter of 2009.

2During the fourth quarter of 2008, the Company recognized a $13,809 non-cash, pre-tax charge for other-than-temporary impairment of collateralized debt obligations.

NOTE 25 – SUBSEQUENT EVENTS

On January 26, 2010, the Company announced its intention to reorganize from a two-tier mutual holding company to a full stock holding company and to undertake a “second-step” offering of additional shares of common stock.  The reorganization and offering, subject to regulatory, shareholder and depositor approval, is expected to be completed during the summer of 2010.  As part of the reorganization, the Bank will become a wholly owned subsidiary of a to-be-formed stock corporation, ViewPoint Financial Group, Inc.  Shares of common stock of the Company, other than those held by ViewPoint MHC, will be converted into shares of common stock in ViewPoint Financial Group, Inc. using an exchange ratio designed to preserve current percentage ownership interests.  Shares owned by ViewPoint MHC will be retired, and new shares representing that ownership will be offered and sold to the Bank’s eligible depositors, the Bank’s tax-qualified employee benefit plans and members of the general public as set forth in the Plan of Conversion and Reorganization of ViewPoint MHC (the “Plan”).

The Plan provides for the establishment, upon the completion of the reorganization, of a special “liquidation account” for the benefit of certain depositors of ViewPoint Bank in an amount equal to the greater of ViewPoint MHC’s ownership interest in the retained earnings of the Company as of the date of the latest balance sheet contained in the prospectus or the retained earnings of ViewPoint Bank at the time it reorganized into the mutual holding company structure in 2006.  Following the completion of the reorganization, under the rules of the Office of Thrift Supervision, ViewPoint Bank will not be permitted to pay dividends on its capital stock to ViewPoint Financial Group, its sole shareholder, if ViewPoint Bank’s shareholders’ equity would be reduced below the amount of the liquidation account.

The cost of conversion and issuing the capital stock will be deferred and deducted from the proceeds of the offering.  In the event the conversion and offering are not completed, any deferred costs will be charged to operations. Through December 31, 2009, the Company had not expensed any amounts related to the conversion and offering and had capitalized $102 in related costs.